As filed with the Securities and Exchange Commission on January 14, 2010
Registration No. 333-150760
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NORANDA ALUMINUM HOLDING CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	3334	20-8908550
(State or other jurisdiction of incorporation)	(Primary Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

801 Crescent Centre Drive, Suite 600
Franklin, TN 37067
(615) 771-5700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert B. Mahoney
Chief Financial Officer
801 Crescent Centre Drive, Suite 600
Franklin, TN 37067
(615) 771-5700
(Name, address including zip code, and telephone number, including area code, of agent for service)
Copy to:

Andrew J. Nussbaum Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 (212) 403-1000	Valerie Ford Jacob Daniel J. Bursky Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, NY 10004 (212) 859-8000

Approximate date of commencement of proposed sale to the public:  As promptly as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate Offering	Registration
Securities to be Registered	Price(1)(2)	Fee(1)
Common Stock, par value $0.01 per share	$250,000,000	$9,825

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) promulgated under the Securities Act of 1933 at a rate equal to $39.30 per $1,000,000 of the proposed maximum aggregate offering price. Previously paid.

(2)	Includes shares of common stock which may be purchased by the underwriters to cover over-allotments, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated January 14, 2010

PROSPECTUS

           Shares

Noranda Aluminum Holding Corporation

Common Stock

This is Noranda Aluminum Holding Corporation’s initial public offering. Noranda Aluminum Holding Corporation is selling all of the shares offered hereby.

We expect the public offering price to be between $      and $      per share. Currently, no public market exists for the shares. We intend to apply to list the shares on the New York Stock Exchange under the symbol “NOR.”

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 22 of this prospectus.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Noranda Aluminum Holding Corporation	$	$

The underwriters may also purchase up to an additional           shares from us, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about          , 2010.

The date of this prospectus is          , 2010.

New Madrid Aluminum Smelting Facility

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on our behalf that we have referred you to. We and the underwriters have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are not making an offer of these securities in any state or other jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus and any free writing prospectus is accurate as of any date other than the date of the applicable document regardless of its time of delivery or the time of any sales of our common stock. Our business, financial condition, results of operations or cash flows may have changed since the date of the applicable document.

Industry and Market Data

This prospectus includes industry and trade association data, forecasts and information that we have prepared based, in part, upon data, forecasts and information obtained from independent trade associations, industry publications and surveys and other information available to us. Some data is also based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe these sources are reliable, we have not independently verified the information. Statements as to our market position are based on market data currently available to us. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus. Similarly, we believe our internal research is reliable, even though such research has not been verified by any independent sources.

i

PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. Please read the entire prospectus, including the consolidated financial statements and the related notes and the section entitled “Risk Factors,” before you decide to invest. In addition, this prospectus includes forward-looking information that involves risks and uncertainties. See “Cautionary Statement Concerning Forward-Looking Statements.”

Except as otherwise indicated herein or as the context otherwise requires, references in this prospectus to (a) “Noranda HoldCo” refer only to Noranda Aluminum Holding Corporation, excluding its subsidiaries, (b) “Noranda AcquisitionCo” refer only to Noranda Aluminum Acquisition Corporation, a direct wholly owned subsidiary of Noranda HoldCo, excluding its subsidiaries, and (c) “Noranda,” the “company,” “we,” “our,” and “us” refer collectively to (1) Noranda Aluminum, Inc. and its subsidiaries on a consolidated basis prior to the consummation on May 18, 2007 of the acquisition (as described below) by Apollo (as defined below), which we refer to as the “Apollo Acquisition,” and (2) Noranda Aluminum Holding Corporation and its subsidiaries on a consolidated basis (including Noranda Aluminum, Inc.) after the completion of the Apollo Acquisition.

The Company

Overview

We are a leading North American integrated producer of value-added primary aluminum products and high quality rolled aluminum coils. We have two businesses: our primary metals, or upstream business, and our rolled products, or downstream business. Our upstream business consists of our aluminum smelter near New Madrid, Missouri, which we refer to as “New Madrid,” and supporting operations at our vertically integrated bauxite mine and alumina refinery. New Madrid has annual production capacity of approximately 580 million pounds (263,000 metric tonnes), which represents more than 15% of total U.S. primary aluminum production as estimated by CRU, an independent consultancy group focused in part on the mining and metals sectors. Our downstream business is one of the largest aluminum foil producers in North America and consists of four rolling mill facilities with a combined maximum annual production capacity of 410 to 495 million pounds, depending on our production mix.

Upstream Overview

Our upstream business is one of the largest U.S. producers of primary aluminum. We believe our combination of captive alumina and bauxite, secure electric power and strategically located assets gives us meaningful operating flexibility. Our bauxite mining operation in Jamaica, which we refer to as “St. Ann,” provides a secure source of bauxite to our wholly owned alumina refinery in Gramercy, Louisiana, which we refer to as “Gramercy.” Our alumina refinery provides a strategic supply of alumina to our New Madrid smelter at costs below recent spot market prices for alumina. Because our captive alumina and bauxite production capacity exceeds our internal requirements, we also sell these raw materials to third parties. The margin from these sales effectively lowers the cost of our alumina supply. In addition, we have a long-term, secure power contract at New Madrid that extends through 2020. This contract gives Noranda an advantage over aluminum smelters facing frequent power shortages or disruptions. In addition, our power costs are not linked to LME aluminum prices, unlike the power costs of some of our competitors, particularly in North America.

Primary aluminum is a global commodity and its price is set on the LME. Due to a long-term domestic supply deficit in the U.S. and transportation costs, our primary aluminum products typically earn a Midwest premium on top of the LME price, the sum of which is known as the “Midwest Transaction Price” or “MWTP.” In addition, we typically sell a majority of our primary aluminum shipments in the form of value-added products, such as billet, rod and foundry, which include a fabrication premium over the MWTP. We also have the flexibility to direct primary aluminum volumes to our downstream rolling mills, on an arm’s-length basis, when demand is weak for our value-added end-products. This helps to ensure a steady demand for all of our upstream production.

The upstream business is vertically integrated with operations in bauxite mining, alumina refining and aluminum smelting.

Downstream Overview

Our downstream business is a low-cost domestic producer of aluminum rolled products. We own and operate four rolling mills, including the West plant in Huntingdon, Tennessee, which is recognized by CRU, an independent consultancy group focused in part on the mining and metals sectors, as one of the most advanced rolled aluminum production facilities in North America.

Maximum Capacity
Plant	Location	(in Pounds)	Products

Huntingdon — West	Huntingdon, TN	235 million	Finstock, container stock, intercompany reroll and miscellaneous heavy gauge products
Huntingdon — East	Huntingdon, TN	130 million	Finstock, transformer windings, household foil and miscellaneous heavy gauge products
Salisbury	Salisbury, NC	95 million	Light gauge products including flexible packaging, finstock, lithographic sheet, intercompany reroll and miscellaneous leveled products
Newport	Newport, AR	35 million	Light gauge products including flexible packaging

Total		495 million(1)

(1)	Capacity includes intra-company reroll. Based on production mix at December 31, 2009 effective annual capacity of our rolling mills is 410 million pounds.

Versatile manufacturing capabilities and advantageous geographic locations provide our rolling mills with the flexibility to serve a diverse range of end-users. We believe that this flexibility, when combined with our strong customer service, product quality and strategic sales support, has allowed our downstream business to gain market share during a period of weakness in end-market demand. The downstream business prices its products at the MWTP plus a fabrication premium. Notwithstanding periodic metal margin gains or losses during times of volatility in aluminum prices, our downstream earnings are substantially insulated from fluctuations in primary aluminum prices. As a result, the downstream business’s performance is predominantly driven by fluctuations in volumes and the fabrication premium we are able to achieve. The geographic proximity of our upstream and downstream businesses creates a further degree of vertical integration, providing for additional operational flexibility.

Recent Developments

In January 2009, an ice storm disrupted the power grid throughout Southeastern Missouri. The resulting power outage disabled two of New Madrid’s three production lines, initially reducing our daily production to 25% of pre-outage levels. This event had a substantial negative impact on our 2009 operating results. By December 31, 2009, we had restored New Madrid’s production to 80% of pre-outage volumes and we are currently scheduled to return daily production to 100% of capacity during the first quarter of 2010. We reached a settlement of approximately $68 million with our insurance providers, all of which has been received. As of September 30, 2009, we had spent approximately $11.5 million and $24.0 million on capital expenditures and costs related to the restoration program, respectively, with $32.0 million of settlement funds remaining and earmarked to fund the completion of the restoration program by early 2010.

From time to time, we enter into fixed-price aluminum swap agreements for specified time periods to reduce the risk profile of our business or enhance the value of our equity. When prices are high relative to our cost of production, we may enter into aluminum sale swaps that allow us to substantially lock in the prices at which we sell our primary aluminum even though the LME price may vary considerably. Conversely, when our estimate of the fair-value LME price is significantly higher than the market LME price, we may enter into fixed-price aluminum purchase swaps to lock in some or all of the value of our aluminum sale swaps. In March and April 2009, as the LME price fell to a level where over 50% of the world’s aluminum suppliers were producing negative cash margins, we entered into fixed-price aluminum purchase swaps to lock in the majority of the value in our existing aluminum sale swaps. Our sale swaps, which, at the time, covered approximately 50% of our expected upstream shipments through 2012, currently have a net open hedge position of approximately 8% and 7% of shipments in 2010 and 2011, respectively. Soon after we locked-in the majority of our aluminum sale swap gains, we executed a hedge settlement agreement with our primary hedging counterparty that allows us to monetize a portion of the locked-in gains, provided that the proceeds are used to fund debt repurchases.

Through the year ended December 31, 2009, we purchased a total of $379 million aggregate principal amount of indebtedness subject to reimbursement under the hedge settlement agreement. In reimbursement for these purchases, we realized cash proceeds from our primary hedging counterparty totaling $120.8 million during the year ended December 31, 2009 and $58.7 million on January 4, 2010. At December 31, 2009, we had approximately $191 million remaining in locked-in hedge gains and as of January 4, 2009, this value had been reduced to approximately $126 million. In addition to our purchases of indebtedness during 2009 that were subject to reimbursement pursuant to the hedge settlement agreement, we used available cash balances to complete purchases of an additional $25.1 million aggregate principal amount of indebtedness that were not subject to reimbursement.

On August 31, 2009, we completed a transaction, which we refer to as the “Joint Venture Transaction,” whereby we became the sole owner of the alumina and bauxite production joint ventures, Gramercy and St. Ann, respectively, that we had operated since 2004 with Century Aluminum Company, whom we refer to as “Century.” In consideration for its ownership share, Century was forgiven certain liabilities to the alumina joint venture and was released from all agreements and obligations of the joint ventures. In addition, as part of the Joint Venture Transaction, we agreed to sell to Century approximately 190,500 metric tonnes of alumina through 2010, with the first 125,000 metric tonnes sold at a fixed price and the reminder sold at prices indexed to the LME price.

Competitive Strengths

Vertically Integrated Assets and Long-term Electricity Supply.  Our vertical integration and long-term electricity supply result in a high correlation between changes in the MWTP and our operating earnings. Our upstream business is integrated from bauxite to alumina to primary aluminum metal. In strengthening LME environments, the net cost of our alumina generally becomes increasingly attractive relative to contracted and spot market alumina prices. We believe that this cost advantage in rising markets and the security of our bauxite and alumina supply provide us with a competitive advantage versus aluminum producers that are dependent on LME price indexed alumina supplies. At New Madrid, we seek to maximize value-added product sales, but in weak markets, our downstream business provides a reliable source of commodity grade ingot demand. Power is the most significant component of our upstream cash cost to produce primary aluminum. Our New Madrid smelter has entered into a long-term power supply contract through May 2020, ensuring the secure supply of power. This contract gives Noranda an advantage over aluminum smelters facing frequent power shortages or disruptions. In addition, our power costs are not linked to LME aluminum prices, unlike the power costs of some of our competitors, particularly in North America.

Strong Liquidity Position.  As of January 12, 2010, we had $227.8 million of cash and revolving credit facility available borrowings. As of December 31, 2009, we had cash and revolving credit facility borrowings available totaling $167.9 million. As of the date of this prospectus, we had $127.3 million of locked in hedge gains that we will receive during the course of 2010 and 2011 or which we have the option to monetize early to retire debt under our hedge settlement agreement. In 2010, through the date of this prospectus, we have used available cash balances to repay $150.0 million of our revolving credit facility borrowings. In the year ended December 31, 2009, our cash interest payments totaled $17.3 million, following our elections to pay interest in-kind on our notes beginning in the third quarter of 2008. We also have no debt maturities prior to 2013 and no maintenance covenants in our debt facilities. The combination of significant sources of liquidity, a low cash interest burden relative to our debt and no near-term maturities provides for our favorable liquidity position and the ability to invest in and grow our business.

Strategically Located Assets.  The ease of access and proximity of Gramercy to St. Ann and New Madrid to Gramercy provide us with an attractive freight cost advantage. New Madrid is the closest Midwest smelter to the Gulf Coast, the location of our alumina refinery and the entry point for approximately 75% of the alumina shipped to the U.S. We believe this proximity allows our New Madrid smelter to source its alumina from Gramercy at an advantageous freight cost compared to other U.S. based smelters. In addition, our New Madrid smelter is located in close proximity to its customers, with more than 80% of shipments to customers located within a one-day truck delivery distance.

High Quality Downstream Assets.  Our downstream business’s largest rolling mill, the Huntingdon — West facility, is recognized by CRU as one of the most advanced rolled aluminum production facilities in North America. This mill began production in 2000 at a capital cost of $238 million and has the lowest conversion cost (excluding metal) for foil stock production in North America, according to CRU. We have the ability to shift production and produce a variety of products based on customer demand and forecasted volume, pricing and profitability trends. Our rolling mills are designed and configured to produce a broad suite of products, which permits rapid reaction to changing customer and market demand. In turn, the ready supply of commodity primary aluminum production provides security of supply to our downstream facilities, thereby allowing us to take advantage of short-term surges in downstream demand.

Experienced Management Team.  We have a seasoned management team, whose members average more than 21 years of experience in cyclical and commodity industries. Our senior management team, led by CEO and President Layle K. “Kip” Smith, has achieved substantial cost-cutting and commercial goals since the onset of the global economic slowdown, allowing us to operate in the midst of a severe downturn in aluminum pricing and demand, while positioning us for better performance as markets return. Financial discipline has been a priority, including the strict control of operating expenses and cash flow.

Business Strategy

Expand Our Production and Sales.  Over the five years ending in 2008, we increased our upstream production by 37 million pounds and we believe we will have similar opportunities to increase production through major capital investments and debottlenecking projects in the future. We are also undertaking a capital project to expand capacity at our rod mill at New Madrid, given strong trends in the market for rod used in conductor applications. In addition to the significant sales opportunities for smelter grade alumina and bauxite, which we now have by virtue of our sole ownership of our alumina refinery and bauxite mining operation, we believe there is an opportunity to increase our sales of hydrate, or chemical grade alumina, an attractive specialty product.

Pursue Opportunistic External Growth.  We regularly review potential opportunities to acquire additional upstream and downstream businesses. We recently completed the Joint Venture Transaction, which offers us the opportunity to increase our sales and subsidize our smelter operating costs. Our focused commercial activities since the closing of the Joint Venture Transaction have yielded sufficient contracted demand to support full production levels at our alumina refinery through 2012. Operating at full production volumes will allow us to better leverage the fixed costs at our refinery. In addition, we believe that there are meaningful cost-cutting opportunities at Gramercy and St. Ann. The Joint Venture Transaction and subsequent increase in our alumina sales to third parties serve to increase the impact of changes in the LME price on our operating cash flow.

Focus on Productivity Improvements.  Our management team is committed to reducing costs at our production facilities by investing in high-return capital improvements, optimizing labor productivity and implementing projects that improve the operating and energy efficiencies of our production processes. In late 2008, we initiated a comprehensive productivity program called Cost-Out Reliability and Effectiveness, or “CORE.” Through September 30, 2009, CORE generated approximately $35 million in cost savings from headcount reductions and operating improvements. We believe that opportunities exist to drive additional cost savings and efficiencies, particularly at Gramercy and St. Ann. Our upstream cash cost of primary aluminum has declined from $0.81 per pound for the full year ended 2008 to $0.76 per pound for the nine months ended September 30, 2009. This significant improvement, which occurred notwithstanding the inefficiencies from low capacity utilization rates at New Madrid in 2009, has been driven by CORE as well as favorable price trends in some of our major cost inputs, including natural gas and caustic soda. In the downstream business, we have identified and implemented the early stages of various capital projects that will increase our ability to use scrap metal to reduce costs. In addition, we maintain lean manufacturing and Six Sigma programs to rationalize our cost base in the upstream and downstream operations.

Maximize Cash Flow.  Senior management has implemented a focused strategy to maximize profitability and cash flow. Our ability to maintain positive cash flows from operations during the recent economic downturn and concurrent smelter production outage is a testament to our strong focus on cash conservation and productivity. In addition, we have been able to generate significant cash flow through the prudent management of working capital, capital expenditures and operating expenses. We intend to continue this keen focus on cash flow, even as market conditions improve. From the date of the Apollo Acquisition through September 30, 2009, working capital reductions contributed $145 million to cash flow from operating activities, and we will continue to target working capital efficiencies throughout our businesses without sacrificing our product availability or lead times.

Improve Capital Structure and Financial Profile.  Since the Apollo Acquisition through September 30, 2009, we have retired or repurchased 453 million principal amount of our indebtedness. These debt reductions, which were funded with cash flow generated from our operations and gains realized from aluminum hedges, have led to significant equity value creation while allowing us to maintain a strong liquidity position. In addition to reducing leverage, we seek to improve our financial profile by mitigating our exposure to rising input costs and falling product prices. We believe that prudent and opportunistic hedging of the commodities that impact our business, including aluminum, natural gas and crude oil, allows us to protect the value of our enterprise from large and sometimes rapid commodity price fluctuations. In October and November of 2009, we entered into natural gas purchase swaps that raised our hedge profile to approximately 45% of our forecasted natural gas needs in each of 2010, 2011 and 2012. In addition, approximately 8% of our 2010 and

2011 aluminum sales are hedged at fixed prices. We continue to evaluate our hedging strategy based on our financial leverage and our view of actual and forecasted commodity prices.

Enhance Safety Performance and Continue Stable Employee Relations.  We believe that maintaining employee safety and a positive working relationship with our employees are key drivers of a well performing business. We have consistently improved our company-wide safety performance through focused procedures and training programs. In 2009, our company-wide annual number of recordable safety incidents per man hour had decreased by over 45% from 2005 levels. There have been no significant labor disruptions at any facility under our management since 1996 and we have recently successfully renegotiated agreements with our labor unions, including at St. Ann in 2008 and at our downstream rolling mill in Salisbury, North Carolina in 2009.

Industry Overview

The aluminum industry consists broadly of upstream primary aluminum production and downstream rolled product manufacturing. Upstream production involves the power intensive process of producing primary aluminum from alumina, which is derived from the raw material bauxite. Downstream manufacturing involves the value-added process of converting primary aluminum into aluminum products, such as finstock, light gauge sheet, foil and other products.

Upstream

Primary aluminum is a highly functional metal because of its metallurgical properties and environmentally friendly attributes, such as its light weight and recyclability. Significant amounts of aluminum are required for basic infrastructure and transportation needs and, as growth trends in developing economies such as China, India and Russia continue, aluminum usage is expected to enjoy significant growth. Global trends by consumers and governments suggest a rising preference to use environmentally responsible materials which may drive increased intensity of use for aluminum versus other heavier materials that are not as frequently recycled. For example, in the automotive industry, the amount of aluminum per vehicle has increased in recent years, helping to drive increased fuel efficiency and higher post-consumer recycling of automotive parts. In the field of electricity conductors, new power cable designs employ significantly more aluminum per cable foot in an effort to increase efficiency and conductivity. As energy and resource conservation and post-consumer recycling efforts continue to intensify, aluminum demand is expected to benefit.

Following significant weakness related to the global recession and credit crisis which began in late 2007 and continued through 2009, aluminum prices have begun to recover, rising just over 75% through December 31, 2009 from their record lows reached in February 2009. Prices would need to rise by almost 50% from December 31, 2009 levels to equal peak prices reached in July 2008. Pressure remains on global producers to cut operating costs.

According to CRU, the global business operating production cost curve for aluminum has fallen significantly from year-end 2008 to September 30, 2009. This decrease is related to the following:

•	lower costs for alumina, which is indexed to the LME price of aluminum for many global producers;

•	decreased power costs, due to changes in power tariffs by regulatory authorities around the world and, in some cases, indexing of power prices to the LME price of aluminum;

•	emergence of approximately one million metric tonnes per year of new low-cost capacity outside of China;

•	shut-down of approximately three and a half million metric tonnes per year of high-cost global capacity (after accounting for recent restarts), including nearly one-third of U.S. smelter capacity; and

•	large regional LME hub premiums (such as the Midwest premium Noranda earns), which analysts measure as a credit against producers’ cash costs.

While primary aluminum demand has improved since the trough in prices in early 2009, global inventories remain high, and end-market demand, particularly in North America, has been slow to recover.

Weakness in the supply and demand balance has been offset, in part, by curtailment of global production capacity as well as strong recent growth and stimulus measures in emerging economies, particularly China. Metal premiums in South East Asia, Europe and the U.S. have risen in relation to the LME price, aided by improving demand, metal financing contracts and net imports into China tightening the spot market. Higher premiums in Asia and a recovery from the trough in the U.S. economy has aided U.S. producers and lifted MWTP. In 2010, global demand is expected to grow by approximately 13% over 2009 levels according to CRU. In addition, there is a shortage of domestically produced primary aluminum in the U.S. United States aluminum production is approximately 52% of the total of U.S. aluminum demand per 2008 CRU production and demand statistics.

The following chart illustrates the expected growth in aluminum global consumption, according to CRU. Demand is expected to increase by 22% from 2008 to 2012, and by nearly 81% between 2008 and 2020.

Source: CRU

Notwithstanding weakness in the current and recent supply and demand trends for aluminum, we believe the medium and long-term supply and demand outlook for aluminum supports sustainable, higher LME prices due to the following trends:

•	global demand driven by long-term and sustained economic growth, higher standards of living and increased demand from emerging markets, especially China and India;

•	long-term world-wide increases in the cost of power, which is a significant input cost in the production of primary aluminum;

•	barriers to entry for greenfield smelters due to high capital costs, long lead time to market, required regulatory approvals and increasing scarcity of power;

•	substitution away from other metals (e.g., steel and copper) to aluminum due to aluminum’s strength-to-weight and value-to-weight ratios and relative price compared to other metals; and

•	a weaker U.S. dollar relative to historical periods.

We are a North American producer with a majority of our primary aluminum sales in the form of value-added products delivered within a one-day delivery radius of New Madrid. Therefore, while global market trends determine the LME price and impact our margins, domestic supply and demand for our value-added products also directly impact our margins.

Similar to the trend in the cost to produce aluminum, the global business operating production cost curve for alumina has fallen significantly from an average of $259 per tonne in calendar year 2008 to $211 per tonne in the first three quarters of 2009. The decrease in alumina refining costs has been driven by lower input costs and capacity rationalization.

The bulk of smelter grade alumina is generally sold on a contract basis with prices typically ranging from 12-15% of the LME price depending on the contract term and alumina market dynamics. The spot alumina market has improved following rationalization of high-cost alumina refinery capacity and postponement of large greenfield projects in response to record low alumina prices earlier this year. CRU estimates that around a fifth of global alumina capacity was idle in the early part of 2009. More recently, there have been restarts in refining capacity accompanying restarts in smelting capacity within China. In the second half of 2009, the Atlantic region, where we sell our alumina, has seen particularly strong support for alumina prices due to the closure of a greater portion of alumina production capacity versus other regions according to CRU. Transaction prices for smelter grade alumina in the Atlantic region are strong relative to historic ranges due, we believe, to a supply/demand balance that is relatively tight.

Downstream

Our downstream business is a leading producer of foil and certain light gauge sheet products. Industry-wide, these two product groups accounted for approximately 1.5 billion pounds of demand in North America in 2008.

Profit margins in the downstream business are generally unaffected by short-term volatility in the underlying LME price. The price of any given end-product is equal to the cost of the metal, or MWTP, plus a negotiated fabrication premium. These fabrication premiums are determined in large part by industry capacity utilization, which in turn is driven by supply-demand fundamentals for our product. Since 2007, the downturn in the U.S. economy generally and the housing market in particular have resulted in lower industry volumes and, in addition, reduced fabrication premiums in certain key product areas.

Risk Factors

Participating in this offering involves substantial risk. Our ability to execute our strategy also is subject to certain risks. The risks described under the heading “Risk Factors” immediately following this summary may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the more significant challenges and risks include the following:

•	our susceptibility to cyclical fluctuations in the primary aluminum industry and changes in general economic conditions;

•	the cost of energy and raw materials;

•	the risk of natural disaster that could damage our facilities;

•	our ability to pass through increases in our costs to our customers;

•	our substantial indebtedness; and

•	the highly competitive nature of the industry in which we operate.

Before you participate in this offering, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors.”

Principal Stockholders

Our principal stockholders are investment funds affiliated with or managed by Apollo Management VI, L.P., including Apollo Investment Fund VI, L.P. and its parallel co-investment funds. Apollo Investment Fund VI, L.P. is an investment vehicle with committed capital, along with its parallel investment funds, of over $10 billion. Apollo Management VI, L.P., Apollo Investment Fund VI, L.P. and its parallel investment funds are affiliates of Apollo Global Management, LLC, a leading global alternative asset manager with offices in New York, Los Angeles, London, Frankfurt, Singapore and Mumbai. Apollo Global Management, LLC had assets under management of $51.8 billion as of September 30, 2009, in private equity, credit-oriented capital markets funds and real estate invested across a core group of industries where Apollo Global Management, LLC has considerable knowledge and resources. Companies in which affiliates of Apollo Global Management, LLC have a significant equity investment include, among others, Berry Plastics Corporation, CEVA Logistics, Momentive Performance Materials Inc., Metals USA Holdings Corp., and Parallel Petroleum Corporation. Except as otherwise indicated herein or as the context otherwise requires, “Apollo” refers to investment funds affiliated with, or co-investment vehicles managed indirectly by, Apollo Management L.P., including Apollo Investment Fund VI, L.P., along with its parallel investment funds.

Additional Information

Noranda Aluminum Holding Corporation was incorporated in Delaware on March 27, 2007. The principal executive offices of Noranda Aluminum Holding Corporation are at 801 Crescent Centre Drive, Suite 600, Franklin, TN 37067, and the telephone number there is (615) 771-5700.

We also maintain an internet site at www.norandaaluminum.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which this prospectus forms a part, and you should not rely on any such information in making your decision whether to purchase our securities.

The Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Listing	We intend to apply to list our common stock on the New York Stock Exchange under the trading symbol “NOR.”

Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately $ million after deducting the estimated underwriting discounts and commissions and expenses, assuming the shares are offered at $ per share, which represents the midpoint of the range set forth on the cover page of this prospectus. As described in “Use of Proceeds,” we intend to use the proceeds from this offering to pay for the costs associated with the offering and for general corporate purposes.

Dividends	We intend to pay quarterly cash dividends on our common stock at an annual rate of $ per share. We intend to pay our first quarterly dividend payment on . The declaration and payment of future dividends to holders of our common stock may be limited by restrictive covenants of our debt agreements, and will be at the sole discretion of our Board of Directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that our Board of Directors deems relevant. See “Dividend Policy,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Contractual Obligations and Contingencies,” “Description of Certain Indebtedness” and “Description of Capital Stock — Common Stock.”

Except as otherwise indicated, all information in this prospectus:

•	assumes no exercise of the underwriters’ over-allotment option;

•	does not give effect to shares of our common stock issuable upon the exercise of outstanding options as of , 2010, shares of which we expect will likely vest upon consummation of this offering, at a weighted-average exercise price of $ per share; and

•	does not give effect to shares of common stock reserved for future issuance under our Amended and Restated Noranda Aluminum Holding Corporation 2007 Long-Term Incentive Plan, which we refer to as the “Noranda 2007 Long-Term Incentive Plan” and does not give effect to shares of common stock reserved for future issuance under our 2010 Incentive Award Plan.

SUMMARY CONDENSED HISTORICAL AND
UNAUDITED SUPPLEMENTAL PRO FORMA FINANCIAL AND OTHER DATA

The following tables present the summary condensed historical and unaudited supplemental pro forma consolidated financial and other data of Noranda Aluminum, Inc. and the summary condensed historical and unaudited supplemental pro forma consolidated financial and other data of Noranda Aluminum Holding Corporation. This information is only a summary and should be read in conjunction with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Supplemental Pro Forma Condensed Consolidated Statement of Operations” and with the audited consolidated financial statements of Noranda Aluminum, Inc. and Noranda Aluminum Holding Corporation and their notes included elsewhere in this prospectus, as well as the other financial information included in this prospectus.

Noranda HoldCo, Noranda AcquisitionCo and Noranda Intermediate Holding Corporation did not engage in any business or other activities prior to the Apollo Acquisition except in connection with their formation and the Apollo Transactions, as described in “Business — The Transactions.” Accordingly, for the purposes of this prospectus, all financial and other information herein relating to periods prior to the completion of the Apollo Transactions is that of Noranda Aluminum, Inc.

The financial information for the period from January 1, 2006 to August 15, 2006, which we refer to as “Pre-predecessor,” includes the results of operations, cash flows and financial condition for Noranda Aluminum, Inc. on a basis reflecting the historical carrying values of Noranda Aluminum, Inc. prior to the Xstrata Acquisition, as described in “Business — The Transactions.” The financial information for the periods from August 16, 2006 to December 31, 2006 and from January 1, 2007 to May 17, 2007 and as of December 31, 2006 includes the results of operations, cash flows and financial condition for Noranda Aluminum, Inc. on a basis reflecting the stepped-up values of Noranda Aluminum, Inc. prior to the Apollo Acquisition, but subsequent to the Xstrata Acquisition, and is referred to as “Predecessor.” The financial information for the period from May 18, 2007 to December 31, 2007 and as of December 31, 2007, as of and for the year ended December 31, 2008 and as of and for the nine months ended September 30, 2008 and 2009 includes the results of operations, cash flows and financial condition for Noranda Aluminum Holding Corporation on a basis reflecting the impact of the purchase allocation of the Apollo Acquisition, and is referred to as “Successor.”

The consolidated statements of operations and cash flows data for the periods from January 1, 2006 to August 15, 2006, from August 16, 2006 to December 31, 2006, from January 1, 2007 to May 17, 2007, from May 18, 2007 to December 31, 2007 and for the year ended December 31, 2008 and the summary consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from the audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data, cash flow data and balance sheet data for the nine months ended and as of September 30, 2008 and 2009, have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

Management also has presented unaudited supplemental pro forma condensed consolidated statements of operations to reflect the consolidated results of operations of the company as if the Apollo Acquisition had occurred on January 1, 2006. The unaudited supplemental pro forma condensed consolidated statements of operations include pro forma adjustments that we believe are (i) directly attributable to the Apollo Transactions and the Special Dividend, as described in “Dividend Policy,” (ii) factually supportable and (iii) expected to have a continuing impact on the consolidated results.

The unaudited supplemental pro forma condensed consolidated statements of operations for the years ended December 31, 2006 and December 31, 2007 are based on the historical consolidated statements of operations for the Pre-predecessor period from January 1, 2006 to August 15, 2006 and the Predecessor period from August 16, 2006 to December 31, 2006 and the historical consolidated statements of operations for the Predecessor period from January 1, 2007 to May 17, 2007 and the Successor period from May 18, 2007 to December 31, 2007, respectively, and give effect to the Apollo Transactions and the Special Dividend as if they had occurred on January 1, 2006.

The unaudited supplemental pro forma condensed consolidated statement of operations data is for informational purposes only and does not purport to present what our results of operations would have been if the Apollo Transactions and the Special Dividend had occurred as of the date indicated, nor does it project our results of operations for any future period. Furthermore, this data does not reflect any additional costs necessary to operate as a stand-alone company. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

Pro Forma(1)	Pro Forma(1)
Pre-Predecessor	Predecessor
and	and
Predecessor	Successor	Successor
As of and	As of and	As of and	As of and	As of and
for the Year	for the Year	for the Year	for the Nine	for the Nine
Ended	Ended	Ended	Months Ended	Months Ended
December 31,	December 31,	December 31,	September 30,	September 30,
(in millions, except per share data and where noted)	2006	2007	2008	2008	2009(2)
Statement of Operations Data:
Sales	$1,312.7	$1,395.1	$1,266.4	$1,004.9	$540.6
Operating costs and expenses
Cost of sales	1,133.8	1,205.3	1,122.7	846.8	566.5
Selling, general and administrative expenses	40.1	56.5	73.8	49.1	51.7
Goodwill impairment	—	—	25.5	—	43.0
Insurance proceeds	—	—	—	—	(43.5)
Other (recoveries) charges, net	(0.6)	(0.5)	—	—	—

1,173.3	1,261.3	1,222.0	895.9	617.7

Operating income (loss)	139.4	133.8	44.4	109.0	(77.2)

Other expenses (income)
Interest expense, net	112.7	109.0	88.0	65.1	42.6
(Gain) loss on derivative instruments and hedging activities	22.0	44.1	69.9	50.5	(104.1)
Equity in net (income) loss of investments in affiliates	(9.2)	(11.5)	(7.7)	(3.9)	79.0
(Gain) loss on debt repurchase	—	—	1.2	1.2	(193.2)

Income (loss) before income taxes	13.9	(7.8)	(107.0)	(3.9)	98.6
Income tax expense (benefit)	0.8	1.7	(32.9)	(2.2)	62.1

Net income (loss) for the period	$13.1	$(9.5)	$(74.1)	$(1.7)	$36.5

Net income (loss) per share(3)
Basic	$0.61	$(0.44)	$(3.41)	$(0.08)	$1.68
Diluted	$0.61	$(0.44)	$(3.41)	$(0.08)	$1.68
Weighted-average shares outstanding
Basic	21.42	21.53	21.72	21.71	21.77
Diluted	21.42	21.53	21.72	21.71	21.77
Cash dividends declared per common share	$—	$10.00	$4.70	$4.70	$—
Balance Sheet Data(4):
Cash and cash equivalents	$40.5	$75.6	$184.7	$256.5
Property, plant and equipment, net	672.8	657.8	599.6	760.0
Total assets	1,616.7	1,650.5	1,936.2	1,875.1
Long-term debt (including current portion)(5)	160.0	1,151.7	1,346.6	1,021.0
Common stock subject to redemption	—	—	2.0	—
Shareholders’ equity (deficiency)	1,008.5	(0.1)	36.6	30.8
Working capital(6)	201.7	211.5	336.0	473.6
Cash Flow Data(4):
Operating activities	65.5	111.7	230.4
Investing activities	(51.1)	(37.0)	(9.6)
Financing activities	94.7	94.7	(149.1)
Financial and Other Data:
EBITDA(7)	$79.2	$135.1	$200.8
Average realized Midwest Transaction Price(8)	$1.20	$1.23	$1.21	$1.31	$0.75
Net cash cost for primary aluminum (per pound shipped)(11)	$0.81	$0.80	$0.76
Shipments:
Upstream
External aluminum (pounds, in millions)	496.5	523.4	509.5	374.5	221.9
Intersegment aluminum (pounds, in millions)	58.5	31.2	80.4	61.2	34.4

Total aluminum shipments (pounds, in millions)	555.0	554.6	589.9	435.7	256.3
External alumina (kMts)(9)	—	—	—	—	103.5
External bauxite (kMts)(9)	—	—	—	—	145.0
Downstream (pounds, in millions)	409.3	371.6	(10)	346.1	273.3	235.3

See accompanying notes

	Pre-Predecessor	Predecessor			Successor
		Period from			Period from
		August 16,			May 18,
		2006 to			2007 to
	Period from	December 31,	Period from		December 31,
	January 1,	2006	January 1,		2007
	2006 to	and as of	2007 to		and as of
	August 15,	December 31,	May 17,		December 31,
(in millions, except per share data and where noted)	2006	2006	2007		2007
Statement of Operations Data:
Sales	$816.0	$496.7	$527.7		$867.4
Operating costs and expenses
Cost of sales	660.6	409.0	424.5		768.0
Selling, general and administrative expenses	23.9	14.0	16.8		39.2
Other (recoveries) charges, net	(0.1)	(0.5)	—		(0.5)

	684.4	422.5	441.3		806.7

Operating income	131.6	74.2	86.4		60.7
Other expenses (income)
Interest expense, net	12.7	6.4	6.2		67.2
(Gain) loss on derivative instruments and hedging activities	16.6	5.4	56.6		(12.5)
Equity in net income of investments in affiliates	(8.3)	(3.2)	(4.3)		(7.3)

Income before income taxes	110.6	65.6	27.9		13.3
Income tax expense	38.7	23.6	13.6		5.1

Net income for the period	$71.9	$42.0	$14.3		$8.2

Net income per share(3)
Basic					$0.38
Diluted					$0.38
Weighted-average shares outstanding
Basic					21.60
Diluted					21.67
Cash dividends declared per common share					$10.0
Balance sheet data(4):
Cash and cash equivalents		$40.5			$75.6
Property, plant and equipment, net		672.8			657.8
Total assets		1,616.7			1,650.5
Long-term debt (including current portion)(5)		160.0			1,151.7
Shareholders’ equity (deficiency)		1,008.5			(0.1)
Working capital(6)		201.7			211.5
Cash flow data(4):
Operating activities	$81.9	$107.8	$41.2		$160.8
Investing activities	(20.5)	(31.8)	5.1		(1,197.7)
Financing activities	(37.7)	(60.5)	(83.7)		1,112.5
Financial and other data:
EBITDA(7)	$147.6	$105.0	$63.8		$150.2
Average realized Midwest Transaction Price(8)	$1.19	$1.20	$1.31		$1.21
Net cash cost for primary aluminum (per pound shipped)(11)	$0.71	$0.74	$0.74		$0.76
Shipments (pounds in millions):
Upstream
External aluminum (pounds, in millions)	308.8	187.7	202.3		321.1
Intersegment aluminum (pounds, in millions)	36.3	22.2	12.1		19.1

Total aluminum shipments (pounds, in millions)	345.1	209.9	214.4		340.2
Downstream (pounds, in millions)	259.1	150.2	135.6	(10)	236.0	(10)

See accompanying notes

(1)	See “Selected Historical Consolidated Financial Data.”

(2)	Figures may not add due to rounding.

(3)	Net income (loss) per share is not presented for the Pre-predecessor and Predecessor periods because Noranda was a wholly owned subsidiary during those periods.

(4)	Historical balance sheet and cash flow data are presented. Cash flow data are not presented for the pro forma periods.

(5)	Long-term debt includes long-term debt due to related parties and to third parties, including current installments of long-term debt. For the Successor period long-term debt does not include issued and undrawn letters of credit under the existing $242.7 million revolving credit facility.

(6)	Working capital is defined as current assets net of current liabilities.

(7)	EBITDA represents net income (loss) before income taxes, net interest expense and depreciation and amortization. We have provided EBITDA herein because we believe it provides investors with additional information to measure our performance. We use EBITDA as one criterion for evaluating our performance relative to our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies.

EBITDA is not a measure of financial performance under U.S. generally accepted accounting principles (“U.S. GAAP”), and may not be comparable to similarly titled measures used by other companies in our industry. EBITDA should not be considered in isolation from or as an alternative to net income, operating income (loss) or any other performance measures derived in accordance with U.S. GAAP.

For example, EBITDA excludes certain tax payments that may represent a reduction in cash available to us; does not reflect any cash requirements for the assets being depreciated and amortized that may have to be replaced in the future; does not reflect capital cash expenditures, future requirements for capital expenditures or contractual commitments; does not reflect changes in, or cash requirements for, our working capital needs; and does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness.

The following table reconciles net income (loss) to EBITDA for the periods presented:

	Pre-Predecessor	Predecessor		Successor
	Period from	Period from	Period from	Period from
	January 1,	August 16,	January 1,	May 18,			Nine Months
	2006 to	2006 to	2007 to	2007 to	Year Ended	Nine Months Ended	Ended
	August 15,	December 31,	May 17,	December 31,	December 31,	September 30,	September 30,
(in millions)	2006	2006	2007	2007	2008	2008	2009
Net income (loss)	$71.9	$42.0	$14.3	$8.2	$(74.1)	$(1.7)	$36.5
Income tax expense (benefit)	38.7	23.6	13.6	5.1	(32.9)	(2.2)	62.1
Interest expense, net	12.7	6.4	6.2	67.2	88.0	65.0	42.6
Depreciation and amortization	24.3	33.0	29.7	69.7	98.2	74.0	59.6

EBITDA	$147.6	$105.0	$63.8	$150.2	$79.2	$135.1	$200.8

(8)	The price for primary aluminum consists of two components: the price quoted for primary aluminum ingot on the LME and the Midwest transaction premium, a premium to LME price reflecting domestic market dynamics as well as the cost of shipping and warehousing, the sum of which is known as the Midwest Transaction Price. As a majority of our value-added products are sold at the prior month’s MWTP, we calculate a “realized” MWTP which reflects the specific pricing of sale transactions in each period.

(9)	External alumina and bauxite shipments (in kilometric tonnes, or “kMts”) are recorded subsequent to the August 31, 2009 Joint Venture Transaction. Additionally, from time-to-time, the New Madrid smelter sells excess alumina.

(10)	For purposes of comparability to other periods, brokered metal sales are excluded from downstream pounds because the related metal was sold without fabrication premiums. Brokered metal sales excluded were $8.2 million for the period from January 1, 2007 to May 17, 2007, and $43.2 million for the period from May 18, 2007 to December 31, 2007.

(11)	Unit net cash cost for primary aluminum per pound represents our costs of producing commodity grade aluminum net of value-added and Midwest premiums on primary aluminum sales, and alumina and bauxite sales to external customers. We have provided unit net cash cost per pound of aluminum shipped because we believe it provides investors with additional information to measure our operating performance. Using this metric, investors are able to assess the prevailing LME price plus Midwest premium per pound versus our unit net costs per pound shipped. Unit net cash cost per pound is positively or negatively impacted by changes in primary aluminum, alumina and bauxite production and sales volumes, natural gas and oil related costs, seasonality in our electrical contract rates, and increases or decreases in other production related costs.

Unit net cash costs is not a measure of financial performance under U.S. GAAP and may not be comparable to similarly titled measures used by other companies in our industry. Unit net cash costs per pound shipped should not be considered in isolation from or as an alternative to any performance measures derived in accordance with U.S. GAAP. Unit net cash costs per pound shipped has limitations as an analytical tool and you should not consider it in isolation or as a substitute for analysis of our results under U.S. GAAP.

The following table summarizes the unit net cash costs for primary aluminum for the upstream segment for the periods presented:

	Pre-Predecessor	Predecessor		Successor
	Period from	Period from	Period from	Period from
	January 1,	August 16,	January 1,	May 18,		Nine Months	Nine Months
	2006 to	2006 to	2007 to	2007 to	Year	Ended	Ended
	August 15,	December 31,	May 17,	December 31,	Ended December 31,	September 30,	September 30,
	2006	2006	2007	2007	2008	2008	2009
	$	$	$	$	$	$	$
Total upstream cash cost (in millions)	244.5	155.1	158.8	259.3	478.2	347.2	194.8
Total shipments (pounds in millions)	345.1	209.9	214.4	340.2	589.9	435.6	256.3

Net upstream cash cost per pound for primary aluminum(a)	0.71	0.74	0.74	0.76	0.81	0.80	0.76

The following table reconciles the upstream segment’s cost of sales to the total upstream cash cost for primary aluminum for the periods presented:

	Pre-Predecessor	Predecessor		Successor
	Period from	Period from	Period from	Period from
	January 1,	August 16,	January 1,	May 18,		Nine Months	Nine Months
	2006 to	2006 to	2007 to	2007 to	Year Ended	Ended	Ended
	August 15,	December 31,	May 17,	December 31,	December 31,	September 30,	September 30,
(in millions)	2006	2006	2007	2007	2008	2008	2009
	$	$	$	$	$	$	$
Upstream cost of sales	306.0	194.1	203.5	356.8	623.0	454.9	317.3
Downstream cost of sales	399.0	240.5	237.9	432.7	597.5	472.8	273.8
Intersegment cost of sales	(44.4)	(25.6)	(16.9)	(21.5)	(97.8)	(80.9)	(24.6)

Total cost of sales	660.6	409.0	424.5	768.0	1,122.7	846.8	566.5

Upstream cost of sales	306.0	194.1	203.5	356.8	623.0	454.9	317.3
LIFO and lower of cost or market adjustments(b)	(8.0)	(0.1)	(0.7)	2.5	(30.5)	(20.3)	3.7
Fabrication premium(c)	(30.3)	(17.0)	(18.1)	(27.3)	(40.5)	(33.2)	(24.1)
Depreciation expense — upstream	(16.9)	(24.1)	(20.8)	(51.2)	(70.3)	(52.5)	(40.9)
Joint ventures impact(d)	(13.8)	(8.5)	(8.6)	(13.6)	(13.1)	(7.6)	(9.8)
Selling, general and administrative expenses(e)	7.7	4.8	4.4	7.7	4.4	10.3	15.9
Insurance proceeds(f)	—	—	—	—	—	—	(12.9)
External alumina and bauxite(g)	—	—	—	—	—	—	(34.0)
Other(h)	(0.2)	5.9	(0.9)	(15.6)	5.2	(4.4)	(20.4)

Total upstream cash cost of primary aluminum	244.5	155.1	158.8	259.3	478.2	347.2	194.8

(a)	During 2009, we refined our cash cost calculation methodologies to reflect an adjusted EBITDA based calculation (see the “Covenant Compliance” section for a full description and reconciliation of adjusted EBITDA). As a result, 2008 figures may not tie to cash costs as presented in 2008 filings. We did not revise the calculation of cash cost for periods prior to 2008 as the effect is immaterial.

(b)	Reflects the conversion from last-in, first-out (“LIFO”) to first-in, first-out (“FIFO”) method of inventory costing, including removing the effects of adjustments to reflect the lower of cost or market value.

(c)	Our value-added products, such as billet, rod and foundry, earn a fabrication premium over the MWTP. To allow comparison of our upstream per unit costs to the MWTP, we net the fabrication premium in determining upstream cash costs for primary aluminum.

(d)	Our upstream business is fully integrated from bauxite mined by St. Ann to alumina produced by Gramercy to primary aluminum metal manufactured by our aluminum smelter in New Madrid, Missouri. To reflect the underlying economics of the vertically integrated upstream business, this adjustment reflects the favorable impact that third-party joint venture sales have on our upstream cash cost for primary aluminum and comprises primarily depreciation and amortization expense.

(e)	Represents certain selling, general and administrative expenses which management believes are a component of upstream cash costs for primary aluminum, but which are not included in cost of goods.

(f)	Excess insurance proceeds reduce our cash costs to the extent we determine those proceeds will offset future costs, rather than be spent on capital expenditures.

(g)	Represents the impact of external bauxite and alumina sales to external customers as the cash costs presented are for primary aluminum only.

(h)	Reflects various other cost adjustments, such as cash settlements on derivative transactions, the elimination of the effects of any intercompany profit in inventory, as well as any purchase accounting adjustments.

Covenant Compliance

Upon the occurrence of certain events, such as a change of control, we could be required to repay or refinance our indebtedness. In addition, certain covenants contained in our debt agreements restrict our ability to take certain actions (including incurring additional secured or unsecured debt, expanding borrowings under existing term loan facilities, paying dividends and engaging in mergers, acquisitions and certain other investments) unless we meet certain standards in respect of the ratio of our Adjusted EBITDA, calculated on a trailing four-quarter basis, to our fixed charges (the “fixed-charge coverage ratio”) or the ratio of our senior secured net debt to our Adjusted EBITDA, calculated on a trailing four-quarter basis (the “net senior secured leverage ratio”). Furthermore, our ability to take certain actions, including paying dividends and making acquisitions and certain other investments, depends on the amounts available for such actions under the applicable covenants, which amounts accumulate with reference to our Adjusted EBITDA on a quarterly basis.

The minimum or maximum ratio levels set forth in our covenants as conditions to our undertaking certain actions and our actual performance are summarized below:

	Financial		Actual
	Ratio Relevant to	Covenant	December 31,	September 30,
	Covenants	Threshold	2008	2009

Noranda HoldCo:
Senior Floating Rate Notes due 2014(1)	Fixed Charge Coverage Ratio	Minimum 1.75 to 1.0	2.5 to 1	1.3 to 1
Noranda AcquisitionCo:
Senior Floating Rate Notes due 2015(1)	Fixed Charge Coverage Ratio	Minimum 2.0 to 1.0	3.2 to 1	1.7 to 1
Senior Secured Credit Facilities(1)(2)	Net Senior Secured Leverage Ratio	Maximum 3.0 to 1.0(3)	1.9 to 1	3.2 to 1

(1)	For purposes of measuring Adjusted EBITDA in order to compute the ratios, pro forma effect is given to the Joint Venture Transaction as if it had occurred at the beginning of the trailing four-quarter period. Fixed charges are the sum of consolidated interest expenses and all cash dividend payments in respect of preferred stock. In measuring interest expense for the ratio, pro forma effect is given to any repayment or issuance of debt as if such transaction occurred at the beginning of the trailing four-quarter period.

For Noranda HoldCo and Noranda AcquisitionCo, the pro forma impact of the Joint Venture Transaction on Adjusted EBITDA for the four quarters ended September 30, 2009 was $23.2 million. For Noranda HoldCo, fixed charges on a pro forma basis (giving effect to debt repayments) for the four quarters ended December 31, 2008 and September 30, 2009 were $94.7 million and $80.6 million, respectively. For Noranda AcquisitionCo, fixed charges on a pro forma basis (giving effect to debt repayments) for the four quarters ended December 31, 2008 and September 30, 2009 were $73.4 million and $61.8 million, respectively.

(2)	As used in calculating this ratio, “senior secured net debt” means the amount outstanding under our term B loan and the revolving credit facility, plus other first-lien secured debt (of which we have none presently), less “unrestricted cash” and “permitted investments” (as defined under our senior secured credit facilities). At December 31, 2008, senior secured debt was $618.5 million and unrestricted cash and permitted investments amounted to $160.6 million, resulting in senior secured net debt of $457.9 million. At September 30, 2009, senior secured debt was $565.9 million and unrestricted cash and permitted investments aggregated $235.0 million, resulting in senior secured net debt of $330.9 million.

(3)	The maximum ratio was 2.75 to 1 until December 31, 2008 and changed to 3.0 to 1 on January 1, 2009.

Because we currently do not satisfy these ratio levels, we currently are limited in our ability to incur additional debt, make acquisitions or certain other investments and pay dividends. These restrictions do not interfere with the day-to-day-conduct of our business. Moreover, our debt agreements do not require us to maintain any financial performance metric or ratio in order to avoid a default.

As used herein, “Adjusted EBITDA” (which is defined as “EBITDA” in our debt agreements) means net income before income taxes, net interest expense and depreciation and amortization, adjusted to eliminate related party management fees, business optimization expenses and restructuring changes, certain charges resulting from the use of purchase accounting and other specified items of income or expense.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, and may not be comparable to similarly titled measures used by other companies in our industry. Adjusted EBITDA should not be considered in isolation from or as an alternative to net income, income from continuing operations, operating income or any other performance measures derived in accordance with U.S. GAAP. Adjusted EBITDA has limitations as an analytical tool and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. For example, Adjusted EBITDA excludes certain tax payments that may represent a reduction in cash available to us; does not reflect any cash requirements for the assets being depreciated and amortized that may have to be replaced in the future; does not reflect capital cash expenditures, future requirements for capital expenditures or contractual commitments; does not reflect changes in, or cash requirements for, our working capital needs; and does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness. Adjusted EBITDA also includes incremental stand-alone costs and adds back non-cash hedging gains and losses, and certain other non-cash charges that are deducted in calculating net income. However, these are expenses that may recur, vary greatly and are difficult to predict. In addition, certain of these expenses can represent the reduction of cash that could be used for other corporate purposes. You should not consider our Adjusted EBITDA as an alternative to operating or net income, determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of our cash flows or as a measure of liquidity.

The following table reconciles net income (loss) to Adjusted EBITDA for the periods presented:

	Twelve Months	Twelve Months	Twelve Months	Last Twelve	Nine Months	Nine Months
	Ended	Ended	Ended	Months Ended	Ended	Ended
	December 31,	December 31,	December 31,	September 30,	September 30,	September 30,
(in millions)	2006	2007	2008	2009	2008	2009
	$	$	$	$	$	$

Net income (loss) for the period	113.9	22.5	(74.1)	(35.9)	(1.7)	36.5
Income tax (benefit) expense	62.3	18.7	(32.9)	31.4	(2.2)	62.1
Interest expense, net	19.1	73.4	88.0	65.6	65.0	42.6
Depreciation and amortization	57.3	99.4	98.2	83.8	74.0	59.6
Joint venture EBITDA(a)	13.2	15.3	13.2	12.3	9.4	8.5
LIFO adjustment(b)	5.7	(5.6)	(11.9)	(17.9)	31.2	25.2
LCM adjustment(c)	—	14.3	37.0	9.2	(7.6)	(35.4)
(Gain) loss on debt repurchase	—	—	1.2	(193.2)	1.2	(193.2)
New Madrid power outage(d)	—	—	—	(30.6)	—	(30.6)
Charges related to termination of derivatives	—	—	—	17.8	—	17.8
Non-cash hedging gains and losses(e)	7.5	54.0	47.0	(69.6)	36.4	(80.2)
Non-recurring natural gas losses(f)	14.6	—	—	—	—	—
Goodwill and other intangible asset impairment	—	—	25.5	68.5	—	43.0
Joint Venture impairment	—	—	—	80.3	—	80.3
Purchase accounting(g)	—	—	—	8.5	—	8.5
Incremental stand-alone costs(h)	(4.5)	(2.7)	—	—	—	—
Other items, net(i)	7.2	20.0	43.7	49.0	19.9	25.2

Adjusted EBITDA	296.3	309.3	234.9	79.2	225.6	69.9

The following table reconciles cash flow from operating activities to Adjusted EBITDA for the periods presented:

	Twelve	Twelve	Twelve Months	Last Twelve	Nine Months	Nine Months
	Months Ended	Months Ended	Ended	Months Ended	Ended	Ended
	December 31,	December 31,	December 31,	September 30,	September 30,	September 30,
(in millions)	2006	2007	2008	2009	2008	2009
	$	$	$	$	$	$

Cash flow from operating activities	189.7	202.0	65.5	184.2	111.7	230.4
Gain (loss) on disposal of property, plant and equipment	(0.6)	(0.5)	(5.3)	(10.2)	(2.4)	(7.3)
Gain (loss) on hedging activities	(22.1)	(44.0)	(47.0)	52.5	(36.4)	63.1
Settlements from hedge terminations, net	—	—	—	(119.7)	—	(119.7)
Insurance proceeds applied to capital expenditures	—	—	—	11.5	—	11.5
Equity in net income of investments in affiliates	11.5	11.7	7.7	5.2	3.9	1.4
Stock compensation expense	(2.6)	(3.8)	(2.4)	(2.0)	(1.5)	(1.1)
Changes in deferred charges and other assets	11.8	8.4	(7.5)	4.9	(4.0)	8.4
Changes in pension and other long-term liabilities	(9.1)	0.6	(0.2)	(41.8)	9.6	(32.0)
Changes in asset and liabilities, net	34.1	(61.9)	(28.3)	(33.0)	(13.3)	(18.0)
Income tax expense (benefit)	22.1	35.5	40.5	16.2	7.7	(16.6)
Interest expense, net	17.8	66.0	82.9	39.3	61.2	17.5
Joint venture EBITDA(a)	13.2	15.3	13.2	12.3	9.4	8.5
LIFO adjustment(b)	5.7	(5.6)	(11.9)	(17.9)	31.2	25.2
LCM adjustment(c)	—	14.3	37.0	9.2	(7.6)	(35.4)
New Madrid power outage(d)	—	—	—	(30.6)	—	(30.6)
Non-cash hedging gains and losses(e)	7.5	54.0	47.0	(69.6)	—	(80.2)
Charges related to termination of derivatives	—	—	—	17.8	36.4	17.8
Non-recurring natural gas losses(f)	14.6	—	—	—	—	—
Purchase accounting(g)	—	—	—	8.5	—	8.5
Incremental stand-alone costs(h)	(4.5)	(2.7)	—	—	—	—
Insurance proceeds applied to depreciation expense	—	—	—	(6.6)	(0.2)	(6.7)
Other items, net(i)	7.2	20.0	43.7	49.0	19.9	25.2

Adjusted EBITDA	296.3	309.3	234.9	79.2	225.6	69.9

(a)	Prior to the consummation of the Joint Venture Transaction on August 31, 2009, our reported Adjusted EBITDA includes 50% of the net income of Gramercy and St. Ann, based on transfer prices that are generally in excess of the actual costs incurred by the joint venture operations. To reflect the underlying economics of the vertically integrated upstream business, this adjustment eliminates the following components of equity income to reflect 50% of the EBITDA of the joint ventures, for the following aggregated periods (in millions):

	Twelve Months	Twelve Months	Twelve Months	Last Twelve	Nine Months	Nine Months
	Ended	Ended	Ended	Months Ended	Ended	Ended
	December 31,	December 31,	December 31,	September 30,	September 30,	September 30,
(in millions)	2006	2007	2008	2009	2008	2009
	$	$	$	$	$	$

Depreciation and amortization	8.6	12.4	16.0	12.6	12.1	8.7
Net tax expense	3.6	3.2	(2.7)	(0.3)	(2.6)	(0.2)
Interest income	(0.3)	(0.3)	(0.1)	—	(0.1)	—
Non-cash purchase accounting adjustments	1.3	—	—	—	—	—

Total joint venture EBITDA adjustments	13.2	15.3	13.2	12.3	9.4	8.5

(b)	Our New Madrid smelter and downstream facilities use the LIFO method of inventory accounting for financial reporting and tax purposes. This adjustment restates net income to the FIFO method by eliminating LIFO expenses related to inventory held at the New Madrid smelter and downstream facilities. Inventories at Gramercy and St. Ann are stated at lower of weighted average cost or market, and are not subject to the LIFO adjustment.

(c)	Reflects adjustments to reduce inventory to the lower of cost (adjusted for purchase accounting) or market value.

(d)	Represents the portion of the insurance settlement used for claim-related capital expenditures.

(e)	We use derivative financial instruments to mitigate effects of fluctuations in aluminum and natural gas prices. This adjustment eliminates the non-cash gains and losses resulting from fair market value changes of aluminum swaps, but does not affect the following cash settlements (received)/ paid (in millions):

	Twelve	Last Twelve	Nine Months	Nine Months
	Months Ended	Months Ended	Ended	Ended
	December 31,	September 30,	September 30,	September 30,
	2008	2009	2008	2009
	$		$	$

Aluminum swaps — fixed-price	5.3	(88.6)	18.9	(75.0)
Aluminum swaps — variable-price	8.0	35.9	(5.7)	22.2
Natural gas swaps	3.7	27.7	0.3	24.3
Interest rate swaps	6.0	10.1	0.6	4.7

Total	23.0	(14.9)	14.1	(23.8)

The previous table presents cash settlement amounts net of early terminations of fixed-price aluminum swaps and bond buybacks.

(f)	During 2006, as mandated by Falconbridge Limited, our former parent entity, we entered into natural gas swaps for the period between April and December 2006 in response to rising natural gas costs at the end of 2005. Natural gas prices, however, decreased in 2006, and as a result, we generated losses on the natural gas swaps. Our credit agreements provide for the exclusion of losses incurred from those natural gas swaps.

(g)	Represents impact from inventory step-up and other adjustments arising from adjusting assets acquired and liabilities assumed in the Joint Venture Transaction to their fair values.

(h)	Reflects (i) the incremental insurance, audit and other administrative costs on a stand-alone basis, net of certain corporate overheads allocated by the former parent that we no longer expect to incur on a go-forward basis and (ii) the elimination of income from administrative and treasury services provided by Noranda Aluminum, Inc.’s former parent and its affiliates that are no longer provided.

(i)	Other items, net, consist of the following (in millions):

	Twelve	Twelve	Twelve	Last Twelve	Nine Months	Nine Months
	Months Ended	Months Ended	Months Ended	Months Ended	Ended	Ended
	December 31,	December 31,	December 31,	September 30,	September 30,	September 30,
	2006	2007	2008	2009	2008	2009
	$	$	$	$	$	$

Sponsor fees	—	2.0	2.0	2.0	1.5	1.5
Pension expense — non-cash portion	1.6	0.2	3.8	9.1	0.7	6.0
Employee compensation items	2.6	10.4	5.4	2.4	4.4	1.4
Loss on disposal of property, plant and equipment	0.9	0.7	8.6	11.3	2.5	5.2
Interest rate swap	—	—	6.0	10.1	0.6	4.7
Consulting and non-recurring fees	0.8	4.9	9.3	4.7	8.3	3.7
Restructuring-project renewal	—	—	7.4	7.4	—	—
Other	1.3	1.8	1.2	2.0	1.9	2.7

Total	7.2	20.0	43.7	49.0	19.9	25.2

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before investing in our common stock, or deciding whether you will or will not participate in this offering. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition, results of operations or cash flows. Any of the following risks could materially and adversely affect our business, financial condition, results of operations or cash flows. In such a case, you may lose part or all of your original investment.

Risks Related to Our Business

We have substantial indebtedness, which could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from servicing our debt.

We have substantial indebtedness. As of December 31, 2009, our total indebtedness was $952.2 million. Based on the amount of indebtedness outstanding and interest rates at December 31, 2009, our annualized cash interest expense is approximately $34.5 million, all of which represents interest expense on floating-rate obligations (and thus is subject to increase in the event interest rates were to rise), prior to any consideration of the impact of interest rate swaps. Of this amount, we have the right under the applicable indebtedness to pay approximately $22.3 million by issuing additional indebtedness rather than in cash. We issued additional indebtedness as payment for our interest due May 15, 2009 and November 15, 2009 under our bond indentures. Further, we have notified the trustee for Noranda HoldCo and Noranda AcquisitionCo bondholders of our election to pay the May 15, 2010 interest payments by issuing additional indebtedness. In the event we continue to exercise such right, our debt will increase further. Our subsidiaries’ ability to generate sufficient cash flow from operations to make scheduled payments on their and our debt depends on a range of economic, competitive and business factors, many of which are outside their and our control. Our subsidiaries’ inability to generate cash flow sufficient to satisfy their and our debt obligations, or to refinance their and our obligations on commercially reasonable terms, could materially and adversely affect our business, financial condition, results of operations or cash flows and could require us and our subsidiaries to do one or more of the following:

•	raise additional capital through debt or equity issuances or both;

•	cancel or scale back current and future business initiatives; or

•	sell businesses or properties.

Our and our subsidiaries’ substantial indebtedness could have important consequences, including:

•	making it more difficult for us to satisfy our obligations under our indebtedness;

•	limiting our ability to borrow money for our working capital, capital expenditures, debt service requirements or other corporate purposes;

•	requiring our subsidiaries to dedicate a substantial portion of their cash flow to payments on their and our indebtedness, which will reduce the amount of cash flow available for working capital, capital expenditures, product development and other corporate requirements;

•	increasing our vulnerability to general economic and industry conditions;

•	placing us at a competitive disadvantage to our less leveraged competitors;

•	limiting our ability to respond to business opportunities; and

•	subjecting us and our subsidiaries to restrictive covenants, which, if we and our subsidiaries fail to comply with these covenants, could result in an event of default under their and our debt which, if not cured or waived, could materially and adversely affect our business, financial condition, results of operations and cash flows.

Restrictive covenants under the indentures governing our Notes and our existing senior secured credit facilities may adversely affect our operational flexibility.

The indentures governing our senior floating rate notes due 2015 issued by Noranda AcquisitionCo, which we refer to as the “AcquisitionCo Notes,’’ and our senior floating rate notes due 2014 issued by Noranda HoldCo, which we refer to as the “HoldCo Notes” and collectively with the “AcquisitionCo Notes” as the “Notes,” and our existing senior secured credit facilities contain, and any future indebtedness we incur may contain, a number of restrictive covenants that will impose significant operating and financial restrictions on us and our subsidiaries, including restrictions on our and our subsidiaries’ ability to, among other things:

•	incur or guarantee additional debt;

•	pay dividends or make distributions to our stockholders;

•	repurchase or redeem capital stock;

•	make loans, capital expenditures, acquisitions or investments;

•	sell assets including stock of subsidiaries;

•	create or incur liens;

•	merge or consolidate with other companies or transfer all or substantially all of our assets;

•	enter into transactions with our affiliates; and

•	engage in certain business activities.

As a result of these covenants, we are limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs.

A failure to comply with the covenants contained in the existing senior secured credit facilities and the indentures governing the Notes or any future indebtedness could result in an event of default under the existing senior secured credit facilities, the indentures governing the Notes or such future indebtedness, which, if not cured or waived, could materially and adversely affect our business, financial condition, results of operations or cash flows. In the event of any default under the existing senior secured credit facilities, the indentures governing the Notes or any future indebtedness, our and our subsidiaries’ debt holders and lenders:

•	will not be required to lend any additional amounts to us and our subsidiaries;

•	could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be due and payable;

•	may have the ability to require us to apply all of our available cash to repay these borrowings; or

•	may prevent us and our subsidiaries from making debt service payments under our and our subsidiaries’ other agreements, any of which could result in an event of default under such agreements.

If the indebtedness under the existing senior secured credit facilities or our other indebtedness, including the Notes, were to be accelerated, there can be no assurance that our and our subsidiaries’ assets would be sufficient to repay such indebtedness in full. See “Description of Certain Indebtedness.”

Despite our substantial indebtedness, we and our subsidiaries may still be able to incur significantly more debt. This could increase the risks associated with our substantial leverage, including our ability to service our indebtedness.

The indentures governing the Notes and our existing senior secured credit facilities contain restrictions on our and/or our subsidiaries’ ability to incur additional indebtedness. These restrictions are subject to a number of important qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. Accordingly, we and our subsidiaries could incur significant additional indebtedness in the future, much of which could constitute secured or senior indebtedness. As of January 12, 2010, we had $227.8 million of cash and revolving credit facility available borrowings. The more leveraged we and our subsidiaries become, the more we and our subsidiaries, and in turn our security holders, become exposed to the risks described above under “— We have substantial indebtedness, which could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from servicing our debt.”

Our variable-rate indebtedness subjects us to interest rate risk, which could cause our annual debt service obligations to increase significantly.

Substantially all of our and our subsidiaries’ indebtedness, including the Notes and borrowings under the existing senior secured credit facilities, are subject to variable rates of interest and expose us to interest rate risk. See “Description of Certain Indebtedness.” If interest rates increase, our debt service obligations on the variable rate indebtedness would increase, resulting in a reduction of our net income, even though the amount borrowed remained the same. As of December 31, 2009, outstanding indebtedness was $952.2 million. Our annualized cash interest expense based on indebtedness and interest rates at that date was approximately $34.5 million. A 1% increase in the interest rate would increase our annual interest expense by $9.5 million, prior to any consideration of the impact of interest rate swaps.

Cyclical fluctuations in the primary aluminum industry cause variability in our earnings and cash flows.

Our operating results depend on the market for primary aluminum, a cyclical commodity with prices subject to global market forces of supply and demand and other related factors. Such factors include speculative activities by market participants, production activities by competitors, political and economic conditions, and production costs in major production regions. A substantial increase in primary aluminum production capacity could further affect prices. Prices have been historically volatile. Over the past ten years, the average daily LME settlement price has ranged from a low of $0.52 per pound in 1999 to a high of $1.49 per pound in July 2008.

In the second half of 2008, global economic contraction severely impacted the aluminum industry. Driven by significant weakness in end-use markets such as housing and transportation, aluminum prices experienced a profound decline. During that contraction, the monthly average LME price dropped from a peak of $1.49 in July 2008, to a low of $0.57 in February 2009. The decline in LME price to levels at which our production cash costs were higher than our primary metal selling prices had a significant negative impact on our financial results. Since then, LME prices have risen to $1.00 as of December 31, 2009. If LME prices drop significantly, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

We have hedged our exposure to the volatility of LME-based prices for only approximately 8% of our expected cumulative primary aluminum shipments for 2010 and 2011. If we do not undertake further hedging activities, we will continue to have price risk with respect to the unhedged portion of our primary aluminum shipments. A prolonged downturn in prices for primary aluminum could significantly reduce the amount of cash available to us to meet our current obligations and fund our long-term business strategies. In addition, we may terminate or restructure our current hedges or enter into new hedging arrangements in the future, which may not be beneficial, depending on subsequent LME price changes, and could materially and adversely affect our business, financial condition, results of operations and cash flows.

Our significant cost components, specifically our supply of alumina, which we own, and our New Madrid power contract are not tied to the LME price of aluminum. As a result, as the LME prices decrease, our profit margins are reduced which could materially and adversely affect our business, financial condition, results of operations and cash flows.

A downturn in general economic conditions, as well as a downturn in the end-use markets for certain of our products, could materially and adversely affect our business, financial condition, results of operations and cash flows.

A global recession and credit crisis began in late 2007 and continued through 2009. This crisis substantially impacted our upstream and downstream markets in 2008 and 2009. A continued or renewed decline would have a corresponding negative impact on our business, financial condition, results of operations and cash flows.

Historically, global supply and demand for primary aluminum have fluctuated in part due to general economic and market conditions in the United States and other major global economies, including China. In addition, certain end-use markets for our rolled products, such as the housing, construction and transportation industries, experience demand cycles that are correlated to the general economic environment. Economic downturns in regional and global economies or a decrease in manufacturing activity in industries such as construction, packaging and consumer goods, all of which are sensitive to a number of factors outside our control, could materially and adversely affect our business, financial condition, results of operations or cash flows.

Losses caused by disruptions in the supply of electrical power could materially and adversely affect our business, financial condition, results of operations and cash flows.

We are subject to losses associated with equipment shutdowns, which may be caused by the loss or interruption of electrical power to our facilities due to unusually high demand, blackouts, equipment failure, natural disasters or other catastrophic events. We use large amounts of electricity to produce primary aluminum, and any loss of power that causes an equipment shutdown can result in the hardening or “freezing” of molten aluminum in the pots where it is produced. If this occurs, we may experience significant losses if the pots are damaged and require repair or replacement, a process that could limit or shut down our production operations for a prolonged period of time. During the week of January 26, 2009, power supply to our New Madrid smelter was interrupted numerous times because of a severe ice storm in Southeastern Missouri, causing a loss of approximately 75% of the smelter capacity.

Although we maintain property and business interruption insurance to mitigate losses resulting from catastrophic events, we may be required to pay significant amounts under the deductible provisions of those insurance policies. In addition, our coverage may not be sufficient to cover all losses, or may not respond to all causes of loss or cover certain events. Certain of our insurance policies do not cover any losses we may incur if our suppliers are unable to provide us with power during periods of unusually high demand.

Delays in restoring our New Madrid smelter to its full production capacity could materially and adversely affect our business, financial condition, results of operations and cash flows.

During the week of January 26, 2009, power supply to our New Madrid smelter, which supplies all of the upstream business’ aluminum production, was interrupted several times because of a severe ice storm in Southeastern Missouri. As a result of the damage caused by the outage, we lost approximately 75% of the smelter’s capacity. The smelter has returned to operating above 80% of capacity as of December 31, 2009.

We expect the smelter to return to full production during the first quarter of 2010. Restoration of capacity could take longer if unforeseen issues arise with the restart including but not limited to equipment damage and large-scale pot failure and rebuild. Further, compared to normal operations, production in the initial phases of a restart is inherently less efficient, consumes more energy, and produces lower purity metal. Delays and inefficiencies in restoring capacity could materially and adversely affect our business, financial condition, results of operations and cash flows.

Our operations consume substantial amounts of energy and our profitability may decline if energy costs rise.

Electricity and natural gas are essential to our businesses, which are energy intensive. The costs of these resources can vary widely and unpredictably. The factors that affect our energy costs tend to be specific to each of our facilities. Electricity is a key cost component at our New Madrid smelter. We have a power purchase agreement with AmerenUE (“Ameren”), Missouri’s largest electric utility, pursuant to which we have agreed to purchase substantially all of New Madrid’s electricity through May 2020. Ameren may increase the rates it charges its customers, including Noranda, with the approval of the Missouri Public Service Commission (“MoPSC”). On July 24, 2009, Ameren petitioned the MoPSC for a general rate increase of approximately 18% across all customer categories, including Noranda. Ameren also requested that our contract be modified to include a take-or-pay arrangement. We expect the case to be decided by the MoPSC in June 2010, if not settled prior to that time. The outcome of the rate case or any future rate cases Ameren may initiate could materially and adversely affect our business, financial condition, results of operations and cash flows.

Electricity is also a key cost component at our rolling mill facilities. Electricity is purchased through medium-term contracts at competitive industrial rates from regional utilities supplied through local distributors. If we are unable to obtain power at affordable rates upon expiration of these contracts, we may be forced to curtail or idle a portion of our production capacity, which would lower our revenues and adversely affect the profitability of our operations.

Natural gas is the largest cost component at our Gramercy refinery and a key cost component at our rolling mill facilities. Our Gramercy refinery has contracts to guarantee secure supply from two suppliers at an index-based price. Our downstream business purchases natural gas on the open market. The price of natural gas can be particularly volatile. As a result, our natural gas costs may fluctuate dramatically, and we may not be able to mitigate the effect of higher natural gas costs on our cost of sales. Any substantial increases in energy costs could cause our operating costs to increase and could materially and adversely affect our business, financial condition, results of operations and cash flows. We enter into financial swaps to offset changes in natural gas prices.

Fuel is a substantial component of the cost structure at our St. Ann bauxite mining operation. Our fuel is provided under an indexed-based contract linked to the price of oil. Our fuel costs at St. Ann may fluctuate, and we may not be able to mitigate the effect of higher fuel costs. Changes in the index will have an impact on our cost structure. Any increases in fuel costs could cause our operating costs to increase and could materially and adversely affect our business, financial condition, results of operations and cash flows.

On June 26, 2009, the U.S. House of Representatives approved adoption of the American Clean Energy and Security Act of 2009 (“ACESA”). ACESA would establish an economy-wide cap on emissions of green house gasses (“GHG”) in the United States and would require entities to obtain GHG emission allowances corresponding to their annual emissions. The U.S. Senate has also begun work on its own legislation for controlling and reducing emissions of GHGs in the United States. Any laws or regulations that may be adopted to restrict or reduce emissions of GHGs would lead to higher energy costs at our New Madrid smelter and our Gramercy refinery and could materially and adversely affect our business, financial condition, results of operations and cash flows. Whether or not new congressional legislation is passed governing GHG emissions, there is a risk that the U.S. Environmental Protection Agency could regulate such GHGs, which could also result in similar energy cost increases and related impacts on our business.

We may encounter increases in the cost of raw materials, which could cause our cost of goods sold to increase, thereby materially and adversely affecting our business, financial condition, results of operations or cash flows and limiting our operating flexibility.

We require substantial amounts of raw materials in our business, consisting principally of bauxite, alumina, primary aluminum, recycled aluminum and aluminum scrap. If raw material prices increase we may not be able to pass on the entire cost of the increases to our customers or offset fully the effects of high raw materials costs through productivity improvements, which could materially and adversely affect our business, financial condition, results of operations or cash flows.

We may be forced to sell excess alumina at market prices that could be substantially lower than our cash cost of production which could materially and adversely affect our business, financial condition, results of operations and cash flows.

We generally sell 35-40% of St. Ann’s bauxite production to a third party pursuant to a sales contract expiring in 2010. Revenues from these sales reduce the net cost of bauxite to Gramercy. In the event the third-party purchaser is unable to honor that contract, or renew the contract after 2010, the cost of our bauxite could increase, which could materially and adversely affect our business, financial condition, results of operations and cash flows.

Prices for the raw materials used by our downstream business, including primary aluminum, recycled aluminum and alloying elements, are subject to continuous volatility and may increase from time to time. Our sales are generally made on the basis of a “margin over metal price,” but if raw material costs other than metal increase we may not be able to pass on the entire cost of the increases to our customers or offset fully the effects of high raw materials costs through productivity improvements, which could materially and adversely affect our business, financial condition, results of operations or cash flows. In addition, a sustained material increase in raw materials prices may cause some of our customers to substitute other materials for our products.

Our hedging activities may not be effective in reducing the variability of our revenues.

We have entered into derivative transactions related to only approximately 8% of our expected cumulative primary aluminum shipments for 2010 and 2011. If we do not undertake further hedging activities, we will continue to have price risk with respect to the unhedged portion of our primary aluminum shipments. In addition, our actual future shipment volumes may be higher or lower than we estimated. Further, the derivative instruments we utilize for our hedging activities are based on posted market prices for primary aluminum, the timing of which may differ from the prices that we realize in our operations. As a result of these factors, our hedging activities may be less effective than expected in reducing the economic variability of our future revenues.

We are under no obligation under our existing senior secured credit facilities, our outstanding Notes or otherwise to maintain our existing hedging arrangements or to enter into further hedging arrangements. Future market prices for aluminum could decline materially, reducing our revenues and cash flows. For additional information regarding our hedging activities, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures about Market Risk.”

We may be unable to continue to compete successfully in the highly competitive markets in which we operate.

We are engaged in a highly competitive industry. We compete with a number of large, well-established companies in each of the markets in which we operate. Our upstream business competes with a large number of other value-added metals producers on an international, national, regional and local basis. We also compete, to a much lesser extent, with primary metals producers, who typically sell to very large customers requiring regular shipments of large volumes of metals. Our downstream business competes in the production and sale of rolled aluminum products with a number of other aluminum rolling mills, including large, single-purpose sheet mills, continuous casters and other multi-purpose mills. Aluminum also competes with other materials, such as steel, copper, plastics, composite materials and glass, among others, for various applications. In the past, for certain applications customers have demonstrated a willingness to substitute other materials for aluminum. In both businesses, some of our competitors are larger than us and have greater financial and technical resources than we do. These larger competitors may be better able to withstand reductions in price or other adverse industry or economic conditions. A current or new competitor may also add or build new capacity, which could diminish our profitability by decreasing price. New competitors could emerge from within North America or globally, including China. If we do not compete successfully, our business, financial condition, results from operations and cash flows could be materially and adversely affected.

In addition, our downstream business competes with other rolled products suppliers, principally multi-purpose mills, on the basis of quality, price, timeliness of delivery, technological innovation and customer service. One primary competitive factor, particularly in the flat rolled business, is price. We may be required in the future to reduce fabrication prices or shift our production to products that generally yield lower fabrication prices in order to remain at full capacity, which could impact our level of profitability. In addition, technological innovation is important to our customers and if we are unable to lead or effectively meet new innovations to meet our customers’ needs, our financial performance could be materially and adversely impacted. Increased competition in any of our businesses could have a material and adverse effect on our business, financial condition, results of operations and cash flows.

Aluminum may become less competitive with alternative materials, which could reduce our share of industry sales, lower our selling prices and reduce our sales volumes.

Aluminum competes with other materials such as steel, copper, plastics, composite materials and glass for various applications. Higher aluminum prices relative to substitute materials tend to make aluminum products less competitive with these alternative materials. Environmental or other regulations may increase our costs and be passed on to our customers, making our products less competitive. The willingness of customers to accept aluminum substitutions, or the ability of large customers to exert leverage in the marketplace to affect pricing for fabricated aluminum products, could result in a reduced share of industry sales or reduced prices for our products and services, which could decrease revenues or reduce volumes, either of which could materially and adversely affect our business, financial condition, results of operations and cash flows.

If we were to lose order volumes from any of our largest customers, our revenues and cash flows could be materially reduced.

Our business is exposed to risks related to customer concentration. In 2008 and for the first nine months of 2009, our ten largest customers were responsible for 31% and 35%, respectively, of our consolidated revenues. In 2008 and through September 30, 2009, no one customer accounted for more than 5% of our consolidated revenues. A loss of order volumes from, or a loss of industry share by, any major customer could materially and adversely affect our financial condition and results of operations by lowering sales volumes, increasing costs and lowering profitability. In addition, our customers may become involved in bankruptcy or insolvency proceedings or default on their obligations to us. Our balance sheet reflected an allowance for doubtful accounts totaling $0.2 million at December 31, 2007, $1.6 million at December 31, 2008 and $0.2 million at September 30, 2009.

We do not have long-term contractual arrangements with a significant majority of our customers, and our revenues and cash flows could be reduced if our customers switch their suppliers.

A significant majority of our customer contracts have a term of one year or less, although we have long-term relationships with many of our customers. Many of these customers purchase products and services from us on a purchase order basis and may choose not to continue to purchase our products and services. The loss of these customers or a significant reduction in their purchase orders could have a material and adverse impact on our sales volume and business, or cause us to reduce our prices, which could have a material and adverse effect on our business, financial condition, results of operations and cash flows.

Our business requires substantial capital investments that we may be unable to fulfill.

Our operations are capital intensive. Including Gramercy’s and St. Ann’s capital expenditures, capital expenditures were $64.4 million, $62.7 million and $81.5 million for 2006, 2007 and 2008, respectively.

We may not generate sufficient operating cash flows and our external financing sources may not be available in an amount sufficient to enable us to make anticipated capital expenditures, service or refinance our indebtedness or fund other liquidity needs. If we are unable to make upgrades or purchase new plant and equipment, our business, financial condition, results of operations and cash flows could be materially and adversely affected by higher maintenance costs, lower sales volumes due to the impact of reduced product quality and other competitive influences.

We may be materially and adversely affected by environmental, safety, production and product regulations or concerns.

Our operations are subject to a wide variety of U.S. federal, state, local and non-U.S. environmental laws and regulations, including those governing emissions to air, discharges to waters, the generation, use, storage, transportation, treatment and disposal of hazardous materials and wastes, land reclamation and employee health and safety matters. Compliance with environmental laws and regulations can be costly, and we have incurred and will continue to incur costs, including capital expenditures, to comply with these requirements. As these regulatory costs increase and are passed through to our customers, our products may become less competitive than other materials, which could reduce our sales. If we are unable to comply with environmental laws and regulations, we could incur substantial costs, including fines and civil or criminal sanctions, or costs associated with upgrades to our facilities or changes in our manufacturing processes in order to achieve and maintain compliance. In addition, environmental requirements change frequently and have tended to become more stringent over time. We cannot predict what environmental laws or regulations will be enacted or amended in the future, how existing or future laws or regulations will be interpreted or enforced, or the amount of future expenditures that may be required to comply with such laws or regulations. Our costs of compliance with current and future environmental requirements could materially and adversely affect our business, financial condition, results of operations and cash flows.

In addition, as an owner and operator of real property and a generator of hazardous waste, we may be subject to environmental cleanup liability, regardless of fault, pursuant to Superfund or analogous state or non-U.S. laws. Thus, we could incur substantial costs, including cleanup costs and costs arising from third-party property damage or personal injury claims, relating to environmental contamination at properties currently or formerly operated by us or at third-party sites at which wastes from our operations have been disposed. Contaminants have been discovered in the soil and/or groundwater at some of our facilities. The discovery of additional contaminants or the imposition of additional cleanup obligations at these or other sites could result in significant liability. In addition, because we use or process hazardous substances in our operations, we may be liable for personal injury claims or workers’ compensation claims relating to exposure to hazardous substances.

Xstrata has agreed to indemnify us through May 2010 from certain environmental liabilities relating to Xstrata’s operation of the business. If Xstrata becomes unable to, or otherwise does not, comply with its indemnity obligations, or if certain environmental conditions or other liabilities for which we are obligated are not subject to indemnification, we could be subject to significant unforeseen liabilities.

We have identified certain environmental matters at both Gramercy and St. Ann, which are disclosed in our financial statements to the extent they represent liabilities as defined by U.S. GAAP. There could be other significant environmental issues of which we are not aware. The occurrence of new environmental issues could materially and adversely affect our business, financial condition, results of operations and cash flows.

Some of our facilities are located in areas that have been subject to natural disasters. Future natural disasters in these areas could damage our facilities and disrupt our operations.

Our aluminum smelter is located in New Madrid, Missouri on the banks of the Mississippi River and near the New Madrid fault line, in an area that may be subject to natural disasters such as floods, tornados, ice storms and earthquakes. As experienced during the January 2009 ice storm and subsequent power outages at our New Madrid facility, when such a disaster occurs, it can damage the facility in question and disrupt our production of aluminum. Our bauxite mine is located in St. Ann, Jamaica and our refinery is located in Gramercy, Louisiana, areas that may be exposed to hurricanes. In addition, our other facilities may be subject to natural disasters. We maintain insurance to protect us from events that may be caused by floods, earthquakes, tornados and hurricanes in amounts that we believe are commercially reasonable. There can be no assurance, however, that such insurance would be available on a timely basis or adequate to completely reimburse us for the losses that might be sustained or to provide funds for the reconstruction of our facilities, and in any event such insurance would not enable us to immediately reconstruct our facilities to avoid a suspension or disruption of our business while reconstruction proceeded to completion or alternative sourcing was located. In addition, our hedging arrangements could require us to deliver aluminum even if we are unable to produce such aluminum, which could cause us to incur unexpected costs in purchasing aluminum on the open market.

Our business is subject to unplanned business interruptions that may adversely affect our performance.

The production of aluminum is subject to unplanned events such as accidents, supply interruptions, transportation interruptions, human error, mechanical failure and other contingencies. Operational malfunctions or interruptions at one or more of our facilities could cause substantial losses in our production capacity. For example, during January 2009, an ice storm caused a power outage at our New Madrid smelter, causing a loss of approximately 75% of the smelter’s capacity. As such events occur, we may experience substantial business loss and the need to purchase one of our integrated raw materials at prices substantially higher than our normal cost of production, which could materially and adversely affect our business, financial condition, results of operations and cash flows. Furthermore, our vertical integration may cause operational malfunctions or interruptions at an upstream facility to materially and adversely affect the performance or operation of our downstream facilities. Such interruptions may harm our reputation among actual and potential customers, potentially resulting in a loss of business. Although we maintain property and business interruption insurance to mitigate losses resulting from catastrophic events, we may be required to pay significant amounts under the deductible provisions of those insurance policies. In addition, our coverage may not be sufficient to cover all losses, or may not cover certain events. To the extent these losses are not covered by insurance, our financial condition, results of operations and cash flows could be materially and adversely affected.

We could experience labor disputes that disrupt our business.

As of December 31, 2009, approximately 70% of our employees are represented by unions or equivalent bodies. We are a party to nine collective bargaining agreements that expire at various times. Agreements with two unions at St. Ann expire in May and December 2010, respectively. Our agreement with the union at Gramercy expires in September 2010. All other collective bargaining agreements expire within the next five years.

As we renew bargaining agreements, labor negotiations may not conclude successfully and, in that case, may result in a significant increase in the cost of labor or may break down and result in work stoppages or labor disturbances, disrupting our operations. Any such cost increases, stoppages or disturbances could materially and adversely affect our business, financial condition, results of operations or cash flows by limiting plant production, sales volumes and profitability.

Our operations have been and will continue to be exposed to various business and other risks, changes in conditions and events beyond our control in foreign countries.

We are, and will continue to be, subject to financial, political, economic and business risks in connection with our non-U.S. operations. We have production activities outside the United States via our bauxite mining operations in St. Ann, Jamaica. In addition to the business risks inherent in operating outside the United States, economic conditions may be more volatile, legal and regulatory systems less developed and predictable and the possibility of various types of adverse governmental action more pronounced.

In addition, our revenues, expenses, cash flows and results of operations could be affected by actions in foreign countries that more generally affect the global market for primary aluminum, including inflation, fluctuations in currency and interest rates, competitive factors, civil unrest and labor problems. Our operations and the commercial markets for our products could also be materially and adversely affected by acts of war, terrorism or the threat of any of these events as well as government actions such as controls on imports, exports and prices, tariffs, new forms of taxation or changes in fiscal regimes and increased government regulation in countries engaged in the manufacture or consumption of aluminum products. Unexpected or uncontrollable events or circumstances in any of these markets could materially and adversely affect our business, financial condition, results of operations or cash flows.

Noranda Bauxite Limited, which we refer to as “NBL,” pays the Government of Jamaica, which we refer to as the “GOJ,” according to a negotiated fiscal structure with multiple components. NBL recently reached an understanding with the GOJ regarding revisions to this fiscal structure. If NBL and the GOJ are unable to finalize definitive documentation consistent with that understanding, possible revisions could result in a net increase in our per pound net cash cost to produce primary aluminum. If this increase is substantial, it could materially and adversely affect our business, financial condition, results of operations and cash flows.

The loss of certain members of our management may have an adverse effect on our operating results.

Our success will depend, in part, on the efforts of our senior management and other key employees. These individuals possess sales, marketing, engineering, manufacturing, financial and administrative skills that are critical to the operation of our business. If we lose or suffer an extended interruption in the services of one or more of our senior officers, our business, financial condition, results of operations and cash flows may be materially and adversely affected. Moreover, the market for qualified individuals may be highly competitive and we may not be able to attract and retain qualified personnel to replace or succeed members of our senior management or other key employees, should the need arise.

Past and future acquisitions or divestitures may adversely affect our financial condition.

We have grown partly through the acquisition of other businesses, including the transaction whereby we became sole owner of Gramercy and St. Ann during 2009. As part of our strategy, we may continue to pursue acquisitions, divestitures or strategic alliances, which may not be completed or, if completed, may not be ultimately beneficial to us. There are numerous risks commonly encountered in business combinations, including the risk that we may not be able to complete a transaction that has been announced, effectively integrate businesses acquired or generate the cost savings and synergies anticipated. Failure to do so could materially and adversely affect our business, financial condition, results of operations and cash flows.

On August 31, 2009 we became the sole owner of Gramercy and St. Ann. Such transactions entail numerous risks, including: difficulties in the integration of production processes and products; failure to achieve expected synergies; diversion of management’s attention from other business concerns; assumption of unknown material liabilities; adverse impact on future reported earnings due to recording acquired assets and assumed liabilities at their fair values, including higher costs of goods sold, amortization of acquired intangible assets, and additional depreciation expense; and potential loss of clients or key employees of acquired companies.

The insurance that we maintain may not fully cover all potential exposures.

We maintain property, casualty and workers’ compensation insurance, but such insurance does not cover all risks associated with the hazards of our business and is subject to limitations, including deductibles and maximum liabilities covered. We may incur losses beyond the limits, or outside the coverage, of our insurance policies, including liabilities for environmental compliance or remediation. In addition, from time to time, various types of insurance for companies in our industries have not been available on commercially acceptable terms or, in some cases, have not been available at all. In the future, we may not be able to obtain coverage at current levels, and our premiums may increase significantly on coverage that we maintain. In addition, the outage at our New Madrid smelter could have an impact on our ability in the future to obtain insurance at similar levels and costs, which could materially and adversely affect our business, financial conditions, results of operations and cash flows.

If we fail to maintain effective internal control over financial reporting, it could have a material adverse effect on our business in the future.

If we are unable to maintain an effective internal control environment or to remediate any deficiencies or weaknesses that may arise in the future, it could have a material adverse effect on our financial condition and results of operations as well as the time and cost involved in complying with Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”). In addition, beginning with our annual report for the fiscal year ending 2010, our independent public registered accounting firm will be required to provide an attestation of our assessment of our internal control over financial reporting pursuant to Section 404.

Risks Related to an Investment in our Common Stock and this Offering

There is no existing market for our common stock and we do not know if one will develop, which could impede your ability to sell your shares and depress the market price of our common stock.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in Noranda will lead to the development of an active trading market on the New York Stock Exchange or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. See “Underwriting.” Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid in this offering.

The price of our common stock may fluctuate significantly and you could lose all or part of your investment.

Volatility in the market price of our common stock may prevent you from being able to sell your common stock at or above the price you paid for your common stock. The market price for our common stock could fluctuate significantly for various reasons, including:

•	our operating and financial performance and prospects;

•	the price outlook for aluminum;

•	our quarterly or annual earnings or those of other companies in our industry;

•	conditions that impact demand for our products and services;

•	future announcements concerning our business or our competitors’ businesses;

•	the public’s reaction to our press releases, other public announcements and filings with the SEC;

•	changes in earnings estimates or recommendations by securities analysts who track our common stock;

•	market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	changes in government and environmental regulation;

•	general market, economic and political conditions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	arrival and departure of key personnel;

•	the number of shares to be publicly traded after this offering;

•	sales of common stock by us, Apollo or members of our management team;

•	adverse resolution of new or pending litigation against us;

•	changes in general market, economic and political conditions in the United States and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events; and

•	material weakness in our internal costs over financial reporting.

In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our common stock could fluctuate based upon factors that have little or nothing to do with Noranda, and these fluctuations could materially reduce our share price.

Apollo controls us and its interests may conflict with or differ from your interests as a stockholder.

After the consummation of this offering, our equity sponsor, Apollo, will beneficially own approximately     % of our common stock, assuming the underwriters do not exercise their over-allotment option. If the underwriters exercise in full their over-allotment option, Apollo will beneficially own approximately     % of our common stock. As a result, Apollo has the power to elect all of our directors. Therefore, Apollo will have the ability to prevent any transaction that requires the approval of our Board of Directors or our stockholders, including the approval of significant corporate transactions such as mergers and the sale of substantially all of our assets. In addition, following a reduction of the equity owned by Apollo to below 50% of our outstanding common stock, Apollo will retain the right to cause the Board of Directors to nominate a number of Apollo designees for the Board of Directors. Thus, Apollo will continue to be able to significantly influence or effectively control our decisions. See “Certain Relationships and Related Party Transactions — Amended and Restated Securityholders Agreement” and “Description of Capital Stock — Composition of Board of Directors; Election and Removal of Directors.”

The interests of Apollo could conflict with or differ from your interests as a holder of our common stock. For example, the concentration of ownership held by Apollo could delay, defer or prevent a change of control of Noranda or impede a merger, takeover or other business combination that you as a stockholder may otherwise view favorably. Additionally, Apollo is in the business of making or advising on investments in companies and holds, and may from time to time in the future acquire, interests in or provide advice to businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. Apollo may also pursue acquisitions that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. Further, Apollo will realize substantial benefits from the sale of their shares in this offering. A sale of a substantial number of shares of stock in the future by funds affiliated with Apollo could cause our stock price to decline.

We are a “controlled company” within the meaning of the New York Stock Exchange rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

Upon the closing of this offering, Apollo will continue to control a majority of our voting common stock. As a result, we are a “controlled company” within the meaning of the New York Stock Exchange corporate governance standards. Under the New York Stock Exchange rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain New York Stock Exchange corporate governance requirements, including:

•	the requirement that a majority of the Board of Directors consists of independent directors;

•	the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a Compensation Committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating/corporate governance and Compensation Committees.

Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors nor will our nominating/corporate governance and Compensation Committees consist entirely of independent directors and we will not be required to have an annual performance evaluation of the nominating/corporate governance and Compensation Committees. See “Management.” Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

You may not receive the intended level of dividends on our common stock or any dividends at all.

We currently intend to pay quarterly cash dividends on our common stock at an annual rate of $      per share. However, dividend payments are not mandatory or guaranteed, and our Board of Directors may never declare a dividend, decrease the level of dividends or entirely discontinue the payment of dividends. Your decision whether to purchase shares of our common stock should allow for the possibility that no dividends will be paid. You may not receive any dividends as a result of the following factors, among others:

•	we are not legally or contractually required to pay dividends;

•	our dividend policy could be modified or revoked at any time;

•	even if we do not modify or revoke our dividend policy, the actual amount of dividends distributed and the decision to make any distribution is entirely at the discretion of our Board of Directors and future dividends with respect to shares of our capital stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, business opportunities, provisions of applicable law and other factors that our Board of Directors may deem relevant;

•	the amount of dividends distributed is and will be subject to contractual restrictions under:

•	the indentures governing the Notes;

•	the terms of the existing senior secured credit facilities;

•	the terms of any other outstanding indebtedness incurred by us or any of our subsidiaries after the completion of this offering; and

•	the amount of dividends distributed is subject to state law restrictions.

The terms of our existing senior secured credit facilities and the indentures governing our Notes may restrict our ability to pay cash dividends on our common stock. We are prohibited from paying any cash dividend on our common stock unless we satisfy certain conditions. See “Description of Capital Stock — Common Stock” and “Description of Certain Indebtedness.” The existing senior secured credit facilities and the indentures governing the Notes also include limitations on the ability of our subsidiaries to pay dividends to us. Furthermore, we will be permitted under the terms of our debt agreements to incur additional indebtedness that may severely restrict or prohibit the payment of dividends. The agreements governing our current and future indebtedness may not permit us to pay dividends on our common stock.

Future sales or the possibility of future sales of a substantial amount of our common stock may depress the price of shares of our common stock.

Future sales or the availability for sale of substantial amounts of our common stock in the public market could adversely affect the prevailing market price of our common stock and could impair our ability to raise capital through future sales of equity securities.

Our amended and restated certificate of incorporation will authorize us to issue           shares of common stock, of which           shares will be outstanding upon consummation of this offering. This number includes           shares that we are selling in this offering, which will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended, which we refer to throughout

this prospectus as the Securities Act. The remaining           shares of our common stock outstanding, including the shares of common stock owned by Apollo and certain members of our management, will be restricted from immediate resale under the federal securities laws and the lock-up agreements between our current stockholders and the underwriters, but may be sold in the near future. See “Underwriting.” Following the expiration of the applicable lock-up period, all these shares of our common stock will be eligible for resale under Rule 144 or Rule 701 of the Securities Act, subject to volume limitations and applicable holding period requirements. In addition, Apollo will have the ability to cause us to register the resale of their shares, and our management members who hold shares will have the ability to include their shares in the registration. See “Shares Eligible for Future Sale” for a discussion of the shares of our common stock that may be sold into the public market in the future.

We may issue shares of our common stock or other securities from time to time as consideration for future acquisitions and investments. If any such acquisition or investment is significant, the number of shares of our common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial. We may also grant registration rights covering those shares of our common stock or other securities in connection with any such acquisitions and investments.

Upon consummation of this offering, options to purchase           shares of our common stock will be outstanding under our Noranda 2007 Long-Term Incentive Plan. In addition, immediately following this offering, we intend to file a registration statement registering           shares of our common stock reserved for issuance under the Noranda 2007 Long-Term Incentive Plan and the 2010 Incentive Award Plan under the Securities Act.

We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares of our common stock issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

Delaware law and our organizational documents may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium for their shares.

We are a Delaware corporation, and the anti-takeover provisions of the Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing stockholders. In addition, provisions of our amended and restated certificate of incorporation and bylaws may make it more difficult for, or prevent a third party from, acquiring control of us without the approval of our Board of Directors. These provisions include:

•	the ability of our Board of Directors to designate one or more series of preferred stock and issue shares of preferred stock without stockholder approval;

•	a classified Board of Directors;

•	the sole power of a majority of the Board of Directors to fix the number of directors;

•	limitations on the removal of directors;

•	the sole power of our Board of Directors to fill any vacancy on our board, whether such vacancy occurs as a result of an increase in the number of directors or otherwise; and

•	advance notice requirements for nominating directors or introducing other business to be conducted at stockholder meetings.

The foregoing factors, as well as the significant common stock ownership by our equity sponsor, could impede a merger, takeover or other business combination or discourage a potential investor from making a tender offer for our common stock, which, under certain circumstances, could reduce the market value of our common stock. See “Description of Capital Stock.”

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.

Our amended and restated certificate of incorporation will authorize us to issue up to          shares of one or more series of preferred stock. Our Board of Directors will have the authority to determine the preferences, limitations and relative rights of shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our common stock at a premium over the market price, and materially and adversely affect the market price and the voting and other rights of the holders of our common stock.

You will suffer immediate and substantial dilution in the net tangible book value of the common stock you purchase.

Prior investors have paid substantially less per share than the price in this offering. The initial offering price is substantially higher than the net tangible book value per share of the outstanding common stock immediately after this offering. Accordingly, based on an assumed initial public offering price of $      per share (the midpoint of the range set forth on the cover page of this prospectus), purchasers of common stock in this offering will experience immediate and substantial dilution of approximately $      per share in net tangible book value of the common stock. See “Dilution.”

Noranda HoldCo is a holding company and relies on dividends and other payments, advances and transfers of funds from its subsidiaries to meet its dividend and other obligations.

Noranda HoldCo has no direct operations and no significant assets other than ownership of 100% of the stock of Noranda AcquisitionCo and its indirect ownership of 100% of Noranda Aluminum, Inc. Because Noranda HoldCo conducts its operations through its subsidiaries, Noranda HoldCo depends on those entities for dividends and other payments to generate the funds necessary to meet its financial obligations, and to pay any dividends with respect to our common stock. Legal and contractual restrictions in the existing senior secured credit facilities, the indentures governing the Notes and other agreements governing current and future indebtedness of Noranda HoldCo’s subsidiaries, as well as the financial condition and operating requirements of Noranda HoldCo’s subsidiaries, may limit Noranda HoldCo’s ability to obtain cash from its subsidiaries. The earnings from, or other available assets of, Noranda HoldCo’s subsidiaries may not be sufficient to pay dividends or make distributions or loans to enable Noranda HoldCo to pay any dividends on our common stock.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” which involve risks and uncertainties. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” or “anticipates” or similar expressions that relate to our strategy, plans or intentions. All statements we make relating to our estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results or to our expectations regarding future industry trends are forward-looking statements. In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those that we expected. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. All forward-looking statements are based upon information available to us on the date of this prospectus.

Important factors that could cause actual results to differ materially from our expectations, which we refer to as cautionary statements, are disclosed under “Risk Factors” and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements included in this prospectus. All forward-looking information in this prospectus and subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could affect our results include:

•	our substantial indebtedness described in this prospectus, and the possibility that we may incur more indebtedness;

•	restrictive covenants in our indebtedness that may adversely affect our operational flexibility;

•	repayment of our debt is dependent on cash flow generated by our subsidiaries;

•	the cyclical nature of the aluminum industry and fluctuating commodity prices, which cause variability in our earnings and cash flows;

•	a downturn in general economic conditions, including changes in interest rates, as well as a downturn in the end-use markets for certain of our products;

•	losses caused by disruptions in the supply of electrical power;

•	delays in restoring our New Madrid smelter to full capacity;

•	fluctuations in the relative cost of certain raw materials and energy compared to the price of primary aluminum and aluminum rolled products;

•	the effectiveness of our hedging strategies in reducing the variability of our cash flows;

•	the effects of competition in our business lines;

•	the relative appeal of aluminum compared with alternative materials;

•	our ability to retain customers, a substantial number of which do not have long-term contractual arrangements with us;

•	our ability to fulfill our business’s substantial capital investment needs;

•	the cost of compliance with and liabilities under environmental, safety, production and product regulations;

•	natural disasters and other unplanned business interruptions;

•	labor relations (i.e., disruptions, strikes or work stoppages) and labor costs, including at St. Ann where we are currently negotiating new labor contracts;

•	unexpected issues arising in connection with our operations outside of the United States;

•	our ability to retain key management personnel;

•	our expectations with respect to our acquisition activity, or difficulties encountered in connection with acquisitions, dispositions or similar transactions; and

•	the ability of our insurance to cover fully our potential exposures.

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not in fact occur. Accordingly, investors should not place undue reliance on those statements. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS

Assuming an initial public offering price of $      per share, which represents the midpoint of the range set forth on the cover of this prospectus, our net proceeds from this offering are estimated to be approximately $      million after deducting the estimated underwriting discounts and commissions and offering expenses that will be paid out of the proceeds of this offering. We currently intend to use the net proceeds from the shares being sold by us in this offering, including any net proceeds from any sales of our common stock sold pursuant to the underwriters’ over-allotment, for general corporate purposes.

General corporate purposes include working capital, the expansion of our production capabilities, research and development, purchases of capital equipment and potential acquisitions of businesses that we believe are complementary to our business. We have not determined the specific portion of any net proceeds to be used for these purposes, and the net proceeds from this offering have not been accounted for in our normal budgeting process. Although from time to time we evaluate possible acquisitions of companies and assets, we currently have no definitive commitments or agreements to make any acquisitions, and cannot assure you that we will make any acquisitions in the future. The amounts actually expended for these purposes may vary significantly and will depend on a number of factors, including the amount of cash we generate from future operations, the actual expenses of operating our business, opportunities that may be or become available to us and the other factors described under “Risk Factors.”

DIVIDEND POLICY

We intend to pay quarterly cash dividends on our common stock at an annual rate of $      per share. We intend to pay the first quarterly dividend on                    . However, there can be no assurance that we will declare or pay cash dividends in the anticipated amounts and frequency set forth in this prospectus, if at all. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our Board of Directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that our Board of Directors deems relevant. Under Delaware law, dividends may be payable only out of surplus, which is our net assets minus our liabilities and our capital, or, if we have no surplus, out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. In addition, the covenants of our existing senior secured credit facilities and the indentures governing the Notes limit our ability to pay dividends on our common stock and limit the ability of our subsidiaries to pay dividends to us. As of September 30, 2009, because we did not meet required performance ratios contained in the credit agreement governing our senior secured credit facilities and the indentures governing our Notes, our ability to pay dividends was restricted. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Contractual Obligations and Contingencies,” “Description of Certain Indebtedness,” and “Description of Capital Stock — Common Stock.”

On June 11, 2007, we declared a cash dividend of $216.1 million to our stockholders of record as of that date, which we paid on June 12, 2007. In connection with the payment of the Special Dividend, the options granted to Noranda’s employees were adjusted to reflect the dividend by reducing the exercise price thereof from $10 per share to $6 per share, and by paying each optionholder $6 per share in cash per option, an aggregate cash payment of $4.1 million. As used in this prospectus, the term “Special Dividend” means the payments to stockholders and optionholders, along with the related financing. See “Business — The Transactions.”

On June 13, 2008, we declared and paid a cash dividend of $102.2 million or $4.70 per share to our stockholders of record as of that date, which we refer to in this prospectus as the “2008 Dividend.” In connection with the payment of the 2008 Dividend, outstanding options for shares of Noranda common stock were adjusted to reflect the dividend by reducing the exercise price thereof by $2.00 per share and by paying each optionholder $2.70 per share in cash per option, an aggregate cash payment of $2.8 million.

CAPITALIZATION

The following table sets forth cash and cash equivalents and capitalization as of September 30, 2009, on a historical basis, and as adjusted for this offering. This table should be read in conjunction with the audited consolidated financial statements, unaudited condensed consolidated financial statements, and the related notes, included elsewhere in this prospectus and “Use of Proceeds,” “Summary Condensed Historical and Unaudited Supplemental Pro Forma Financial and Other Data,” “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2009
		As Adjusted for
(in millions)	Historical	this Offering

Cash and cash equivalents	$256.5	$

Long-term debt:
Revolving credit facility due 2013	$216.9	$
Term B Loan due 2014	349.0
Senior Floating Rate Notes due 2015 issued by Noranda AcquisitionCo	387.0
Senior Floating Rate Notes due 2014 issued by Noranda HoldCo	68.0

Total debt	$1,020.9	$

Shareholders’ equity:
Common stock, $0.01 par value: 100,000,000 shares authorized, 21,766,789 shares issued and outstanding at September 30, 2009	0.2
Capital in excess of par value	17.4
Accumulated deficit	(139.8)
Accumulated other comprehensive income	$149.1	$

Total Noranda shareholders’ equity	26.9
Noncontrolling interest	3.8

Total shareholders’ equity	$30.7	$

Total capitalization	$990.2	$

Ownership and Organizational Structure

The following diagram sets forth our ownership and organizational structure as of immediately following the completion of this offering (ownership percentages are given assuming the underwriters do not exercise their over-allotment option).

(1)	All entities formed in Delaware unless otherwise noted.

(2)	Amounts shown are outstanding as of December 31, 2009. Senior secured credit facility originally consisted of a $500.0 million senior secured term credit facility and a $250.0 million senior secured revolving credit facility.

(3)	Guarantors of AcquisitionCo Notes include each of the subsidiaries of Noranda AcquisitionCo that are guarantors of the senior secured credit facilities.

(4)	51% owned by the Government of Jamaica.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock upon completion of this offering. Dilution results from the fact that the per share offering price of our common stock is substantially in excess of the book value per share attributable to our existing equityholders.

Our net tangible book value (deficit) as of September 30, 2009 was $      million, or $      per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of that date.

After giving effect to the sale by us of shares of common stock in this offering at the assumed initial public offering price of $      per share (the midpoint of the range set forth on the cover of this prospectus), and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of September 30, 2009 would have been $      million, or $      per share. This amount represents an immediate dilution of $      per share to new investors. The following table illustrates this dilution per share:

Assumed initial public offering price per share of common stock		$
Net tangible book deficit per share of common stock as of September 30, 2009	$
Increase in net tangible book value per share attributable to this offering(1)

Adjusted net tangible book deficit per share after this offering
Dilution per share to new investors		$

(1)	Net tangible book deficit is calculated by subtracting goodwill, identifiable intangibles, deferred tax assets and deferred financing costs from total net assets.

If the underwriters exercise their over-allotment option in full, our as adjusted net tangible book value will increase to $      per share, representing an increase to existing holders of $      per share, and there will be an immediate dilution of $      per share to new investors.

Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with the offering, a $1.00 increase (decrease) in the assumed public offering price of $      per share would increase (decrease) the net tangible book value attributable to this offering by $      per share and the dilution to new investors by $      per share and decrease (increase) the as adjusted net tangible book deficit after this offering by $      per share.

The following table summarizes, as of September 30, 2009, as adjusted to give effect to this offering, the difference between the number of shares of our common stock purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors, at the initial public offering price of $      per share, before deducting the estimated underwriting discounts and commissions and offering expenses payable by us in connection with this offering:

Assumed Initial Public Offering	Shares Purchased		Total Consideration		Average Price
Price per Share of Common Stock	Number	Percent	Amount	Percent	per Share
(in millions)

Existing stockholders
New investors
Total

Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with the offering, a $1.00 increase (decrease) in the assumed public

offering price of $      per share would increase (decrease) the total consideration paid by new investors by $      million, the total consideration paid by all stockholders by $      million and the average price per share by $      per share.

The number of shares purchased is based on shares of common stock outstanding as of September 30, 2009. The discussion and table above exclude shares of common stock issuable upon exercise of outstanding options issued under our Noranda 2007 Long-Term Incentive Plan and additional shares of common stock reserved under our Noranda 2007 Long-Term Incentive Plan and our 2010 Incentive Award Plan. To the extent outstanding options are exercised, new investors will experience further dilution.

The adjusted information disclosed in this section is for illustrative purposes only. Our net tangible book value (deficit) following the completion of this offering is subject to adjustment based on the actual offering price of our common stock and other terms of this offering determined at pricing.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables present our selected historical consolidated financial data. This information should be read in conjunction with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with the audited consolidated financial statements of Noranda Aluminum, Inc. and Noranda Aluminum Holding Corporation and their notes included elsewhere in this prospectus, as well as the other financial information included in this prospectus.

Noranda HoldCo, Noranda AcquisitionCo and Noranda Intermediate Holding Corporation did not engage in any business or other activities prior to the Apollo Acquisition except in connection with their formation, the Apollo Transactions and the Special Dividend described elsewhere in this prospectus. Accordingly, for the purposes of this prospectus, all financial and other information herein relating to periods prior to the completion of the Apollo Transactions and the Special Dividend is that of Noranda Aluminum, Inc.

The financial information as of and for the years ended December 31, 2004 and 2005 and for the period from January 1, 2006 to August 15, 2006 includes the results of operations, cash flows and financial condition for Noranda Aluminum, Inc. on a basis reflecting the historical carrying values of Noranda Aluminum, Inc. prior to the Xstrata Acquisition and is referred to as “Pre-predecessor.” The financial information for the periods from August 16, 2006 to December 31, 2006 and from January 1, 2007 to May 17, 2007, and as of December 31, 2006 includes the results of operations, cash flows and financial condition for Noranda Aluminum, Inc. on a basis reflecting the stepped-up values of Noranda Aluminum, Inc. prior to the Apollo Acquisition, but subsequent to the Xstrata Acquisition, and is referred to as “Predecessor.” The financial information for the period from May 18, 2007 to December 31, 2007, and as of December 31, 2007, as of and for the year ended December 31, 2008 and as of and for the nine months ended September 30, 2008 and 2009, includes the results of operations, cash flows and financial condition for Noranda Aluminum Holding Corporation on a basis reflecting the impact of the purchase allocation of the Apollo Acquisition, and is referred to as “Successor.”

The consolidated statements of operations data for the periods from January 1, 2006 to August 15, 2006, from August 16, 2006 to December 31, 2006, from January 1, 2007 to May 17, 2007 and from May 18, 2007 to December 31, 2007 and the year ended December 31, 2008 and the consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data and cash flows data for the years ended December 31, 2004 and 2005 and the consolidated balance sheet data as of December 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements which are not included in this prospectus. To be consistent with current presentation, we reclassified certain amounts previously reported as cost of sales during the years ended December 31, 2004 and 2005 to selling, general and administrative expenses. The reclassified items principally included salary and benefits of division corporate, accounting, marketing and information technology personnel, as well as other division administrative costs such as professional fees and rent costs. The reclassifications did not impact any subtotals, such as operating income, income before income tax, or net income.

The consolidated statements of operations data, cash flow data and balance sheet data for the nine months ended and as of September 30, 2008 and 2009 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

Management also has presented unaudited supplemental pro forma condensed consolidated statements of operations data to reflect the consolidated results of operations of the company as if the Apollo Acquisition had occurred on January 1, 2006. The unaudited supplemental pro forma consolidated statements of operations data include pro forma adjustments that we believe are (i) directly attributable to the Apollo Transactions and the Special Dividend, (ii) factually supportable and (iii) expected to have a continuing impact on the consolidated results.

The unaudited supplemental pro forma condensed consolidated statements of operations for the years ended December 31, 2006 and December 31, 2007 are based on the historical consolidated statements of operations for the Pre-predecessor period from January 1, 2006 to August 15, 2006 and the Predecessor period from August 16, 2006 to December 31, 2006 and the Predecessor period from January 1, 2007 to May 17, 2007 and the Successor for the period from May 18, 2007 to December 31, 2007, respectively, and give effect to the Apollo Transactions and Special Dividend as if they had occurred on January 1, 2006. These pro forma financial statements are presented and discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The following information should be read in conjunction with, and is qualified by reference to, our “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited consolidated financial statements and the notes included elsewhere in this prospectus, as well as the other financial information included in this prospectus.

			Pro Forma	Pro Forma
			Pre-predecessor	Predecessor and
	Pre-predecessor		and Predecessor	Successor	Successor
	Year	Year	Year	Year		Nine	Nine
	Ended	Ended	Ended	Ended	Year Ended	Months Ended	Months Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	September 30,	September 30,
(in millions, except per share data)	2004	2005	2006	2007	2008	2008	2009(1)
Statement of Operations Data:
Sales	$919.1	$1,026.4	$1,312.7	$1,395.1	$1,266.4	$1,004.9	$540.6
Operating costs and expenses
Cost of sales	829.5	929.5	1,133.8	1,205.3	1,122.7	846.8	566.5
Selling, general and administrative expenses	33.3	23.8	40.1	56.5	73.8	49.1	51.7
Goodwill impairment	—	—	—	—	25.5	—	43.0
Insurance proceeds	—	—	—	—	—	—	(43.5)
Other (recoveries) charges, net	—	1.6	(0.6)	(0.5)	—	—	—

	862.8	954.9	1,173.3	1,261.3	1,222.0	895.9	617.7

Operating income (loss)	56.3	71.5	139.4	133.8	44.4	109.0	(77.2)

Other expenses (income)
Interest expense, net	27.3	28.5	112.7	109.0	88.0	65.1	42.6
(Gain) loss on derivative instruments and hedging activities	(0.5)	(7.9)	22.0	44.1	69.9	50.5	(104.1)
Gain on settlement of contract	(129.0)	—	—	—	—	—	—
Equity in net (income) loss of investments in affiliates	0.4	(9.8)	(9.2)	(11.5)	(7.7)	(3.9)	79.0
(Gain) loss on debt repurchase	—	—	—	—	1.2	1.2	(193.2)
Other, net	12.6	0.6	—	—	—	—	—

Income (loss) from continuing operations before income taxes	145.5	60.1	13.9	(7.8)	(107.0)	(3.9)	98.6
Income tax expense (benefit)	57.0	18.6	0.8	1.7	(32.9)	(2.2)	62.1

Income (loss) from continuing operations	88.5	41.5	13.1	(9.5)	(74.1)	(1.7)	36.5
Discontinued operations, net of tax effects	(65.7)	8.8	—	—	—	—	—

Net income (loss) for the period	$22.8	$50.3	$13.1	$(9.5)	$(74.1)	$(1.7)	$36.5

Net income (loss) per share(2)
Basic			$0.61	$(0.44)	$(3.41)	$(0.08)	$1.68
Diluted			$0.61	$(0.44)	$(3.41)	$(0.08)	$1.68
Weighted-average shares outstanding
Basic			21.42	21.53	21.72	21.71	21.77
Diluted			21.42	21.53	21.72	21.71	21.77
Cash dividends declared per common share			$—	$10.00	$4.70	$4.70	$—

See accompanying notes on following page

			Pre-predecessor	Predecessor and
	Pre-predecessor		and Predecessor	Successor		Successor
							As of and for the	As of and for the
	As of and for	As of and for	As of and for	As of and for		As of and for	Nine Months	Nine Months
	the Year Ended	the Year Ended	the Year Ended	the Year Ended		the Year Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,		December 31,	September 30,	September 30,
(in millions, except ratios)	2004	2005	2006	2007		2008	2008	2009

Balance Sheet Data:

Cash and cash equivalents	$1.1	$1.4	$40.5	$75.6		$184.7		$256.5

Property, plant and equipment, net	520.8	528.7	672.8	657.8		599.6		760.0

Total assets	1,024.6	988.1	1,616.7	1,650.5		1,936.2		1,875.1

Long-term debt (including current portion)(3)	329.5	252.0	160.0	1,151.7		1,346.6		1,021.0

Common stock subject to redemption	—	—	—	—		2.0		—

Shareholders’ (deficit) equity	(15.2)	472.3	1,008.5	(0.1)		36.6		30.8

Working capital(4)	173.2	127.5	201.7	211.5		336.0		473.6

Cash Flow Data:

Operating activities	$1.2	$57.2				$65.5	$111.7	$230.4

Investing activities	(52.9)	(17.8)				(51.1)	(37.0)	(9.6)

Financing activities	20.7	(41.1)				94.7	94.7	(149.1)

Shipments:

Upstream

External aluminum (pounds, in millions)	492.5	502.7	496.5	523.4		509.5	374.5	221.9

Intersegment aluminum (pounds, in millions)	56.4	43.5	58.5	31.2		80.4	61.2	34.4

Total aluminum shipments (pounds, in millions)	548.9	546.2	555.0	554.6		589.9	435.7	256.3

External alumina (kMts)(5)	—	—	—	—		—	—	103.5

External bauxite (kMts)(5)	—	—	—	—		—	—	145.0

Downstream (pounds, in millions)	383.3	392.2	409.3	371.6	(6)	346.1	273.3	235.3

(1)	Numbers may not add due to rounding.

(2)	Net income (loss) per share is not presented for the Pre-predecessor and Predecessor periods because Noranda was a wholly owned subsidiary during those periods.

(3)	Long-term debt includes long-term debt due to related parties and to third parties, including current installments of long-term debt. For the Successor period long-term debt does not include issued and undrawn letters of credit under the existing revolving credit facility.

(4)	Working capital is defined as current assets net of current liabilities.

(5)	External alumina and bauxite shipments are recorded subsequent to the August 31, 2009 Joint Venture Transaction. Additionally, from time-to-time, the New Madrid smelter sells excess alumina.

(6)	For purposes of comparability to other periods, brokered metal sales are excluded from downstream pounds because the related metal was sold without fabrication premiums. Brokered metal sales excluded were $8.2 million for the period from January 1, 2007 to May 17, 2007, and $43.2 million for the period from May 18, 2007 to December 31, 2007.

	Pre-predecessor	Predecessor		Successor
		Period from		Period from
		August 16,		May 18,
	Period from	2006 to	Period from	2007 to
	January 1,	December 31,	January 1,	December 31,
	2006 to	2006 and as of	2007 to	2007 and as of
(in millions, except per share data)	August 15, 2006	December 31, 2006	May 17, 2007	December 31, 2007
Statement of Operations Data:
Sales	$816.0	$496.7	$527.7	$867.4
Operating costs and expenses
Cost of sales	660.6	409.0	424.5	768.0
Selling, general and administrative expenses	23.9	14.0	16.8	39.2
Other (recoveries) charges, net	(0.1)	(0.5)	—	(0.5)

	684.4	422.5	441.3	806.7

Operating income	131.6	74.2	86.4	60.7
Other (income) expenses:
Interest expense, net	12.7	6.4	6.2	67.2
(Gain) loss on derivative instruments and hedging activities	16.6	5.4	56.6	(12.5)
Equity in net income of investments in affiliates	(8.3)	(3.2)	(4.3)	(7.3)

Income before income taxes	110.6	65.6	27.9	13.3
Income tax expense	38.7	23.6	13.6	5.1

Net income for the period	$71.9	$42.0	$14.3	$8.2

Net income per share(1)
Basic				$0.38
Diluted				$0.38
Weighted-average shares outstanding
Basic				21.60
Diluted				21.67
Cash dividends declared per common share				$10.00
Balance sheet data:
Cash and cash equivalents		$40.5		$75.6
Property, plant and equipment, net		672.8		657.8
Total assets		1,616.7		1,650.5
Long-term debt (including current portion)(2)		160.0		1,151.7
Shareholders’ equity (deficiency)		1,008.5		(0.1)
Working capital(3)		201.7		211.5
Cash flow data:
Operating activities	$81.9	$107.8	$41.2	$160.8
Investing activities	(20.5)	(31.8)	5.1	(1,197.7)
Financing activities	(37.7)	(60.5)	(83.7)	1,112.5
Shipments (pounds in millions)
Upstream
External customers	308.8	187.7	202.3	321.1
Intersegment	36.3	22.2	12.1	19.1

Total	345.1	209.9	214.4	340.2
Downstream	259.1	150.2	135.6 (4)	236.0 (4)

(1)	Net income per share is not presented for the Pre-predecessor and Predecessor periods because Noranda was a wholly owned subsidiary during those periods.

(2)	Long-term debt includes long-term debt due to related parties and to third parties, including current installments of long-term debt. For the successor period, long-term debt does not include issued undrawn letters of credit under our existing revolving credit facility.

(3)	Working capital is defined as current assets net of current liabilities.

(4)	For purposes of comparability to other periods, brokered metal sales are excluded from downstream pounds because the related metal was sold without fabrication premiums. Brokered metal sales excluded were $8.1 million for the period from January 1, 2007 to May 17, 2007, $8.0 million for the period from May 18, 2007 to June 30, 2007, and $43.2 million for the period from May 18, 2007 to December 31, 2007.

UNAUDITED SUPPLEMENTAL PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007
(in millions, except per share data)

This supplemental pro forma condensed consolidated statement of operations for the year ended December 31, 2007, reflects the pro forma assumptions and adjustments as if the Apollo Transactions occurred on January 1, 2007.

					Pro Forma
					Noranda
					Aluminum
	Predecessor	Successor			Holding
	Period from	Period from			Corporation
	January 1,	May 18,			Year Ended
	2007 to May 17,	2007 to December 31,	Pro Forma		December 31,
	2007(1)	2007(1)	Adjustments		2007
Sales	$527.7	$867.4	$—		$1,395.1
Operating costs and expenses
Cost of sales	424.5	768.0	12.8	(2)	1,205.3
Selling, general and administrative expenses	16.8	39.2	0.5	(3)	56.5
Other (recoveries) charges, net	—	(0.5)	—		(0.5)

	441.3	806.7	13.3		1,261.3

Operating income (loss)	86.4	60.7	(13.3)		133.8

Other expenses (income):
Interest (income) expense, net
Parent and related party	7.2	—	(7.2	)(4)	—
Other	(1.0)	67.2	42.8	(5)	109.0
(Gain) loss on derivative instruments and hedging activities	56.6	(12.5)	—		44.1
Equity in net income of investments in affiliates	(4.3)	(7.3)	0.1	(6)	(11.5)

Total other expenses, net	58.5	47.4	35.7		141.6

Income (loss) before income taxes	27.9	13.3	(49.0)		(7.8)
Income tax expense (benefit)	13.6	5.1	(17.0	)(7)	1.7

Net income (loss)	$14.3	$8.2	$(32.0)		$(9.5)

Net income (loss) per share
Basic		$0.38			$(0.44)
Diluted		$0.38			$(0.44)
Weighted-average shares outstanding
Basic		21.60			21.53
Diluted		21.67			21.53

(1)	Represents the historical consolidated results of operations.

(2)	Reflects an increase of $12.5 million for the year ended December 31, 2007 of depreciation resulting from fair value adjustments to property, plant and equipment as a result of the Apollo Acquisition. The adjustment also reflects an increase of $0.3 million for the year ended December 31, 2007 resulting from the fair value adjustment to inventory as a result of the Apollo Acquisition.

(3)	Includes (i) an increase of $0.5 million for the year ended December 31, 2007 of amortization resulting from fair value adjustments to amortizable intangible assets as a result of the Apollo Acquisition.

(4)	Reflects the elimination of historical intercompany interest income and expenses, related to intercompany balances which were not acquired as part of the Apollo Acquisition.

(5)	Reflects the net effect of the increase in interest expense related to the additional indebtedness, incurred in the Apollo Transactions and the Special Dividend in the aggregate principal amount of $1,227.8 million, bearing interest at a weighted-average interest rate of 8.3%. The interest rates used for pro forma purposes are based on assumptions of the rates at the time of the acquisition. The adjustment assumes straight-line amortization of related deferred financing costs. A 0.125% change in the interest rates on our pro forma indebtedness would change our annual pro forma interest expense by $1.5 million.

(6)	Reflects an increase of amortization of excess of carrying value of investment over Noranda’s share of the investments’ underlying net assets resulting from the fair value adjustments to Noranda’s joint ventures as a result of the Apollo Acquisition.

(7)	Reflects the estimated tax effect of the pro forma adjustments at Noranda’s statutory tax rate.

The above unaudited supplemental pro forma condensed consolidated statement of operations does not adjust the write-off of deferred financing costs, which are included in the historical consolidated results of operations included elsewhere in this prospectus.

UNAUDITED SUPPLEMENTAL PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006
(in millions, except per share data)

This supplemental pro forma condensed consolidated statement of operations for the year ended December 31, 2006, reflects the pro forma assumptions and adjustments as if the Apollo Transactions occurred on January 1, 2006.

					Pro Forma
					Noranda
					Aluminum
					Holding
	Pre-predecessor	Predecessor			Corporation
	Period from	Period from
	January 1,	August 16,
	2006 to	2006 to			Year Ended
	August 15,	December 31,	Pro Forma		December 31,
	2006(1)	2006(1)	Adjustments		2006
Sales	$816.0	$496.7	$—		$1,312.7
Operating costs and expenses
Cost of sales	660.6	409.0	64.2	(2)	1,133.8
Selling, general and administrative expenses	23.9	14.0	2.2	(3)	40.1
Other (recoveries) charges, net	(0.1)	(0.5)	—		(0.6)

	684.4	422.5	66.4		1,173.3

Operating income (loss)	131.6	74.2	(66.4)		139.4

Other (income) expenses:
Interest expense, (income) net
Parent and related party	12.6	7.1	(19.7	)(4)	—
Other	0.1	(0.7)	113.3	(5)	112.7
Loss on derivative instruments and hedging activities	16.6	5.4	—		22.0
Equity in net (income) loss of investments in affiliates	(8.3)	(3.2)	2.3	(6)	(9.2)

Total other expenses, net	21.0	8.6	95.9		125.5

Income (loss) before income taxes	110.6	65.6	(162.3)		13.9
Income tax expense (benefit)	38.7	23.6	(61.5	)(7)	0.8

Net income (loss)	$71.9	$42.0	$(100.8)		$13.1
Net income (loss) per share
Basic					$0.61
Diluted					$0.61
Weighted-average shares outstanding
Basic					21.42
Diluted					21.42

(1)	Represents the historical consolidated results of operations.

(2)	Reflects an increase of $49.7 million for the year ended December 31, 2006 of depreciation resulting from fair value adjustments to property, plant and equipment as a result of the Apollo Acquisition. The adjustment also reflects an increase of $14.5 million for the year ended December 31, 2006 resulting from the fair value adjustment to inventory as a result of the Apollo Acquisition.

(3)	Includes (i) the elimination of administrative expenses in GCA Lease Holdings, Inc. of $0.7 million, which was not acquired as part of the Apollo Acquisition; (ii) the elimination of certain pension expenses of $1.7 million primarily related to amortization of actuarial losses, transition obligations and prior service costs; (iii) an increase of $2.6 million of amortization resulting from fair value adjustments to amortizable intangible assets as a result of the Apollo Acquisition; and (iv) the addition of a management fee of $2.0 million that we are permitted to pay to Apollo for certain financial, strategic, advisory and consulting services under the terms of the indentures governing the notes (see “Certain Relationships and Related Party Transactions — Apollo Management Agreement and Transaction Fee”).

(4)	Reflects the elimination of historical intercompany interest income and expenses, related to intercompany balances which were not acquired as part of the Apollo Acquisition.

(5)	Reflects the net effect of the increase in interest expense related to the additional indebtedness, incurred in the Apollo Transactions and the Special Dividend in the aggregate principal amount of $1,227.8 million, bearing interest at a weighted-average interest rate of 8.3%. The interest rates used for pro forma purposes are based on assumptions of the rates at the time of the acquisition. The adjustment assumes straight-line amortization of related deferred financing costs. A 0.125% change in the interest rates on our pro forma indebtedness would change our annual pro forma interest expense by $1.5 million.

(6)	Reflects an increase of amortization of excess of carrying value of investment over Noranda’s share of the investments’ underlying net assets resulting from the fair value adjustments to Noranda’s joint ventures as a result of the Apollo Acquisition.

(7)	Reflects the estimated tax effect of the pro forma adjustments at Noranda’s statutory tax rate.

The above unaudited supplemental pro forma condensed consolidated statement of operations does not adjust the write-off of deferred financing costs, which are included in the historical consolidated results of operations included elsewhere in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our results of operations and financial condition with the “Selected Historical Consolidated Financial Data” and the audited consolidated financial statements and related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs, and that involve numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. Actual results may differ materially from those contained in any forward-looking statements. See “Cautionary Statement Concerning Forward-Looking Statements.”

The following discussion and analysis of our results of operations and financial condition covers certain historical periods prior to the consummation of the Apollo Transactions. The discussion and analysis of historical periods prior to the Apollo Acquisition do not reflect the significant impact that the Apollo Transactions have had on us, including significantly increased leverage and liquidity requirements. We have presented a discussion of our results for the periods prior to the Apollo Acquisition (the Pre-predecessor and Predecessor periods) on both a historical and pro forma basis.

Introduction

Noranda HoldCo is a holding company created for the purpose of the Apollo Acquisition. Prior to the Apollo Acquisition, on May 17, 2007, Noranda HoldCo did not engage in any business or other activities except in connection with its formation. Therefore, the following Management’s Discussion and Analysis of Financial Condition and Results of Operations, or “MD&A,” focuses on the historical and pro forma results of operations of our operating company, Noranda Aluminum, Inc. and its subsidiaries, for periods prior to the Apollo Acquisition.

This MD&A is provided as a supplement to the audited consolidated financial statements and the related notes included elsewhere in the prospectus to help provide an understanding of our financial condition, changes in financial condition and results of our operations. The MD&A is organized as follows:

Company Overview.  This section provides a general description of our business as well as recent developments that we believe are necessary to understand our financial condition and results of operations and to anticipate future trends in our business.

Critical Accounting Policies and Estimates.  This section discusses the accounting policies and estimates that we consider to be important to our financial condition and results of operations and that require significant judgment and estimates on the part of management in their application.

Results of Operations.  This section provides a discussion of the results of operations on a historical basis for each of our fiscal periods in the years ended December 31, 2006, 2007 and 2008, and during the nine months ended September 30, 2008 and 2009. The section also provides a supplemental discussion of operating results on a pro forma basis to aid the reader in understanding the results of operations of periods before and after the Apollo Acquisition.

Liquidity and Capital Resources.  This section provides an analysis of our cash flows for each of the years ended December 31, 2006, 2007 and 2008, and for the nine months ended September 30, 2008 and 2009.

Contractual Obligations and Contingencies.  This section provides a discussion of our commitments as of December 31, 2008.

Quantitative and Qualitative Disclosures about Market Risk.  This section discusses our exposure to potential losses arising from adverse changes in interest rates and commodity prices.

Company Overview

We are a leading North American integrated producer of value-added primary aluminum products and high-quality rolled aluminum coils. We have two businesses: our primary metals, or upstream business, and our rolled products, or downstream business. Our upstream business consists of our aluminum smelter near New Madrid, Missouri, and supporting operations at our vertically integrated bauxite mine and alumina refinery. New Madrid has annual production capacity of approximately 580 million pounds (263,000 metric tonnes), which represents more than 15% of total U.S. primary aluminum production as estimated by CRU. Our downstream business is one of the largest aluminum foil producers in North America and consists of four rolling mill facilities with a combined maximum annual production capacity of 410 to 495 million pounds, depending on our production mix.

The Joint Venture Transaction

On August 3, 2009, we entered into an agreement with Century whereby we would become the sole owner of both Gramercy and St. Ann. The transaction closed on August 31, 2009. In the transaction, Noranda and Gramercy released Century from certain obligations. These obligations included (i) approximately $23.0 million Century owed Gramercy for pre-transaction alumina purchases, and (ii) Century’s guarantee to fund future payments of environmental and asset retirement obligations. In addition, as part of the transaction, we agreed to sell to Century approximately 190,500 metric tonnes of alumina through 2010. The first 125,000 metric tonnes will be sold at a fixed price, with the reminder sold at a price indexed to the LME price.

Stand-alone public company

Prior to the Apollo Acquisition, we did not operate as a stand-alone public company, but instead as a subsidiary of Xstrata and prior to our acquisition by Xstrata, as a subsidiary of Falconbridge Limited. This financial information does not, however, reflect what our results of operations, financial position, cash flows or costs and expenses would have been if we had been a separate, stand-alone public entity during the Pre-predecessor and Predecessor periods presented.

Key factors affecting our results of operations

Prices and markets.  The global recession and credit crisis which began in late 2007 and continued through 2009 has severely impacted the aluminum industry. Primary aluminum is a global commodity, and its price is set on the LME. Our primary aluminum products typically earn the LME price plus a Midwest premium, the sum of which is known as the MWTP. As a result of the 2008 global economic contraction, the monthly average LME price dropped from a peak of $1.49 in July 2008 to a low of $0.57 in February 2009. This decline in price has had a significant negative impact on our 2008 and 2009 financial results. LME prices have since risen to $1.00 as of December 31, 2009.

Pricing in the downstream business is generally unaffected by short-term volatility in the underlying LME price. The price of any given end-product is equal to the cost of the metal, or MWTP, plus a negotiated fabrication premium. These fabrication premiums are determined in large part by industry capacity utilization, which in turn is driven by supply-demand fundamentals for our products. Since 2007, the downturn in the U.S. economy generally and the housing market in particular have resulted in lower industry volumes and, in addition, reduced fabrication premiums in certain key product groups.

Because primary aluminum is a global commodity, we have experienced and expect to continue to be subject to volatile primary aluminum prices. This price volatility is influenced primarily by the world supply-demand balance for those commodities and related processing services, and other related factors such as speculative activities by market participants, production activities by competitors and political and economic conditions, as well as production costs in major production regions. Increases or decreases in primary aluminum prices result in increases and decreases in our revenues (assuming all other factors are unchanged). Since the Apollo Acquisition, we have hedged this volatility through the use of derivative financial instruments. See “ — Quantitative and Qualitative Disclosures about Market Risk” for further discussion of fixed price aluminum swaps. See “ — Critical Accounting Policies and Estimates” for further discussion of our accounting for these hedges.

Demand.  We are a North American producer with a majority of our primary aluminum sales in the form of value-added products delivered within a one-day delivery radius of New Madrid. Therefore, while global market trends determine the LME price and impact our margins, domestic supply and demand for our value-added products also directly impact our margins. As a result of the global recession and credit crisis which began in late 2007 and continued through 2009, we experienced a decline in demand for value-added products utilized in the housing and construction industry. Prior to the global recession and credit crisis, primary aluminum experienced strong price trends supported to a large extent by improved market fundamentals for aluminum, including global demand growth from developing regions, higher global power costs, new supply constraints and a weaker U.S. dollar, among several other factors. For the year ended December 31, 2008, external value-added shipments were 404.8 million pounds, or 15.2% lower than in 2007. These trends continued into 2009, as external value-added shipments through the first nine months of 2009 were 214.6 million pounds, or 35.2% lower than in the comparable 2008 period. In third quarter 2009, we saw that rod sales held steady with third quarter 2008. Billet shipments continue to be lower than 2008 levels, but the rate of quarter-over-quarter decline has slowed. Despite some positive signs in both demand and price, there is substantial uncertainty in the marketplace.

In addition to extraordinary declines in volume in the upstream segment, the downstream business has also been impacted by weak end markets beginning with the housing decline in 2007. Weak market conditions have had a direct negative impact on our downstream business volume and subsequently our financial results. In 2009, we saw a slowing in the overall rate of volume decline because of targeted growth programs in less cyclical market segments.

While we are beginning to see a few favorable economic signs in late 2009, our results continue to reflect the global economic contraction and the resulting decline in end-market demand and LME prices. Uncertainty remains about the timing and pace of the industry’s recovery. Global inventories, however, remain high at over 6 million metric tonnes as of the end of October 2009, raising concern about near term supply/demand balances. Although certain global markets have seen increased demand for aluminum, end-market demand in North America has been slow to recover. Overall aluminum demand is still down significantly versus 2008. Through September 2009, North American industry foil shipments are down 20%, industry rod shipments are down 30% and industry billet shipments are off 42%.

Our integrated operations provide us the flexibility to shift a portion of our upstream production to our downstream business, reducing our overall external purchase commitments, and allowing us to retain the economic differential between LME pricing and our production costs. In 2008, we responded to the decrease in demand for value-added products by increasing the production of commodity sow used in our downstream business. In 2008, the decrease in value-added shipments to external customers was more than offset by a 49.2 million pound increase in shipments to our downstream operation and a 55.9 million increase in external sow shipments.

Production.  In 2008, our upstream business produced approximately 575 million pounds (261,000 metric tonnes) of primary aluminum. Due to a severe ice storm the week of January 26, 2009, our New Madrid smelter lost approximately 75% of its capacity because of damage from power interruptions. At December 31, 2009 we were at 80% of capacity and expect to return to full capacity during first quarter 2010. See “Business — Primary Metal — Upstream Business” for further discussion.

Our rolling mills have a combined maximum annual production capacity of 410 to 495 million pounds, depending on our production mix. Due to the downturn in the housing industry, our downstream business produced 388 million pounds of rolled products in 2008, compared to 406 million pounds in 2007 and 476 million pounds in 2006. During 2008, the downturn in the housing market resulted in lower demand, which reduced sales volumes and had a negative impact on our 2008 financial results.

Production costs.  The key cost components at our smelter are power and alumina. Power is supplied by Ameren under a 15-year contract that commenced on June 1, 2005 and includes an evergreen renewal option.

The contract has all-in rates, with seasonal adjustments that result in rates from June to September being approximately 45% higher than the rates from October to May. Rate changes to this contract are subject to regulatory review and approval.

Our vertical integration arrangements with Gramercy provides us with a secure supply of alumina at a cost effectively equal to Gramercy and St. Ann’s combined cost of production net of bauxite and alumina sales to third parties. Gramercy in turn obtains bauxite from St. Ann. In addition, St. Ann sells bauxite to third parties and Gramercy sells chemical grade alumina to third parties. These third-party sales effectively reduce the cost for producing smelter grade alumina for our smelter in New Madrid.

Historically, natural gas prices have shown a high level of volatility. Average natural gas prices were $7.22 per million BTU in 2007, $9.43 per million BTU in 2008, and $3.94 in 2009. At December 31, 2009, we were entered into forward swaps for natural gas, effectively fixing our cost for approximately 45% of our natural gas exposure through 2012 at average prices at an average price of $7.35 per million BTU.

In our downstream business, aluminum metal units, which represent a pass-through cost to our customers, typically account for approximately 70% of production costs with value-added conversion costs account for the remaining 30%. Conversion costs include labor, energy and operating supplies, including maintenance materials. Energy includes natural gas and electricity, which make up about 17% of conversion costs.

Effect of inflation

While inflationary increases in certain input costs, such as wages, have an impact on our operating results, inflation has had minimal net impact on our operating results during the last three years, as overall inflation has been offset by increased selling prices and cost reduction actions. We cannot assure you, however, that we will not be affected by general inflation in the future.

Off balance sheet arrangements

We do not have any significant off balance sheet arrangements.

Reconciliation of Net Income between Noranda AcquisitionCo and Noranda HoldCo

Noranda HoldCo was formed on March 27, 2007, and its principal asset is its wholly owned subsidiary, Noranda AcquisitionCo, which was also formed on March 27, 2007, for the purpose of acquiring Noranda Intermediate Holding Corporation. The following table reconciles the results of operations of Noranda HoldCo and Noranda AcquisitionCo:

	Predecessor	Successor
	Period from	Period from
	January 1,	May 18,	Year	Nine Months	Nine Months
	2007 to	2007 to	Ended	Ended	Ended
	May 17,	December 31,	December 30,	September 30,	September 30,
(in millions)	2007	2007	2008	2008	2009
Consolidated net income of Noranda AcquisitionCo	$14.3	$16.9	$(59.5)	$9.6	$(1.8)
Noranda HoldCo interest expense	—	(13.9)	(21.3)	(16.2)	(14.0)
Noranda HoldCo director and other fees	—	—	(1.6)	(1.2)	(2.4)
Noranda HoldCo gains on debt repurchases	—	—	—	—	113.4
Noranda HoldCo tax effects	—	5.2	8.3	6.1	(58.7)

Consolidated net income of Noranda HoldCo.	$14.3	$8.2	$74.1	$(1.7)	$36.5

Critical Accounting Policies and Estimates

Our principal accounting policies are described in Note 1 of the audited consolidated financial statements included elsewhere in this prospectus. The preparation of financial statements in accordance with U.S. GAAP requires management to make significant judgments and estimates. Some accounting policies have a significant impact on amounts reported in these financial statements. Our financial position and results of operations may be materially different when reported under different conditions or when using different assumptions in the application of such policies. In the event estimates or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information. The preparation of interim financial statements involves the use of certain estimates that are consistent with those used in the preparation of our annual financial statements. Significant accounting policies, including areas of critical management judgments and estimates, include the following financial statement areas:

•	Revenue recognition

•	Impairment of long-lived assets

•	Goodwill and other intangible assets

•	Insurance accounting

•	Business combinations

•	Inventory valuation

•	Asset retirement obligations

•	Derivative instruments and hedging activities

•	Investment in affiliates

•	Share-based payments

Revenue recognition

Revenue is recognized when title and risk of loss pass to customers in accordance with contract terms. We periodically enter into supply contracts with customers and receive advance payments for product to be delivered in future periods. These advance payments are recorded as deferred revenue, and revenue is recognized as shipments are made and title, ownership, and risk of loss pass to the customer during the term of the contracts.

Impairment of long-lived assets

Our long-lived assets, primarily property, plant and equipment, comprise a significant amount of our total assets. We evaluate our long-lived assets and make judgments and estimates concerning the carrying value of these assets, including amounts to be capitalized, depreciation and useful lives. The carrying values of these assets are reviewed for impairment periodically or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. This evaluation requires us to make long-term forecasts of future revenues and costs related to the assets subject to review. These forecasts require assumptions about demand for our products and future market conditions. Significant and unanticipated changes to these assumptions could require a provision for impairment in a future period. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, different assumptions and estimates could materially impact our reported financial results.

Goodwill and other intangible assets

Goodwill represents the excess of acquisition consideration paid over the fair value of identifiable net tangible and identifiable intangible assets acquired. Goodwill and other indefinite-lived intangible assets are not amortized, but are reviewed for impairment at least annually, in the fourth quarter, or upon the occurrence of certain triggering events. We evaluate goodwill for impairment using a two-step process. The first step is to compare the fair value of each of our reporting units to their respective book values, including goodwill. If the fair value of a reporting unit exceeds its book value, reporting unit goodwill is not considered impaired and the second step of the impairment test is not required. If the book value of a reporting unit exceeds its fair value, the second step of the impairment test is performed to measure the amount of impairment loss, if any. The second step of the impairment test compares the implied fair value of the reporting unit’s goodwill with the book value of that goodwill. If the book value of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. During fourth quarter 2008, we recorded a $25.5 million goodwill impairment write down in the downstream business, reflecting continued weakness in end markets and the view that the acute decline in foil demand continues to put pressure on pricing as industry capacity utilization is operating well below historic levels. Our fourth quarter impairment testing indicated no goodwill impairment for the upstream business.

Our analyses included a combination of discounted cash flow and market-based valuations. Discounted cash flow valuations require that we make assumptions about future profitability and cash flows of our reporting units, which the company believes reflect its best estimates at the date the valuations were performed (October 1 and December 31.) Key assumptions used to determine reporting units’ discounted cash flow valuations at December 31, 2008 included: (a) cash flow periods of seven years; (b) terminal values based upon long-term growth rates ranging from 1.5% to 2.0%; and (c) discount rates ranging from 11.8% to 12.7% based on a risk-adjusted weighted average cost of capital for each reporting unit. In the downstream business, a 1 percent increase in the discount rate would have decreased the reporting unit fair value, and consequently increased the goodwill impairment write-down, by approximately $40 million. In the downstream business, a 10% decrease in the cash flow forecast for each year would have decreased the reporting unit fair value, and consequently increased the goodwill impairment write-down, by approximately $50 million. In the upstream business, a 1 percent increase in the discount rate would have decreased the reporting unit fair value by approximately $50 million and a 10% decrease in the cash flow forecast for each year would have decreased the reporting unit fair value by approximately $80 million, neither of which would have resulted in upstream impairment at December 31, 2008.

Intangible assets with a definite life (primarily customer relationships) are amortized over their expected lives and are tested for impairment whenever events or circumstances indicate that a carrying amount of an asset may not be recoverable.

Insurance accounting

Due to the power outage that damaged our New Madrid smelter on January 26, 2009, which is discussed further in the footnotes notes of our unaudited condensed consolidated financial statements for the nine months ended September 30, 2009 included elsewhere in this prospectus, management has determined that accounting for insurance represents a significant accounting policy.

In recording costs and losses associated with the power outage, we follow applicable U.S. GAAP to determine asset write-downs, changes in estimated lives, and accruing for out-of-pocket costs. To the extent the realization of the claims for costs and losses are probable, we record expected proceeds only to the extent that costs and losses have been reflected in the financial statements in accordance with applicable U.S. GAAP. For claim amounts resulting in gains or in excess of costs and losses that have been reflected in the financial statements, we record such amounts only when those portions of the claims, including all contingencies, are settled.

Business combinations

On August 3, 2009, we entered into an agreement with Century pursuant to which we became the sole owner of both Gramercy and St. Ann. The Joint Venture Transaction closed on August 31, 2009. In the transaction Noranda and Gramercy released Century from certain obligations. These obligations included

(i) approximately $23 million Century owed Gramercy for pre-transaction alumina purchases, and (ii) Century’s guarantee to fund future payments of environmental and asset retirement obligations.

As discussed further in the footnotes to our unaudited condensed consolidated financial statements for the nine months ended September 30, 2009 included elsewhere in this prospectus, we accounted for the Joint Venture Transaction under FASB ASC Topic 805, Business Combinations (“ASC Topic 805”).

•	The Joint Venture Transaction may be a business combination achieved in stages, since we owned 50% of both Gramercy and St. Ann prior to August 31, 2009. Applying the provisions of ASC Topic 805, we re-measured our previous 50% investment to fair value as of the acquisition date.

•	The Joint Venture Transaction was a bargain purchase. We assumed the remaining portion of Gramercy and St. Ann in exchange for releasing Century from guarantees to fund future environmental and asset retirement obligations. To the extent permitted by U.S. GAAP, we have assigned a fair value to the liabilities related to the guarantee from which we released Century. We are in the process of reassessing the recognition and measurement of identifiable assets acquired and liabilities assumed.

Our preliminary determination of the fair value of assets acquired and liabilities assumed is summarized in Note 2 to our unaudited condensed consolidated financial statements for the nine months ended September 30, 2009, included elsewhere in this prospectus. Our estimates and assumptions are subject to change, depending on the final evaluation of the fair value of the tangible and intangible assets acquired and liabilities assumed as of the closing date of the transaction. Pending the final determination of the fair value of consideration transferred and the fair value of assets acquired and liabilities assumed we may record a gain on the Joint Venture Transaction resulting from any remaining unallocated purchase price remaining after the final determination of fair values. See the footnotes to our unaudited condensed consolidated financial statements for the nine months ended September 30, 2009, included elsewhere in this prospectus, for the calculation of the unallocated purchase price.

Inventories

The majority of our inventories, including alumina and aluminum inventories, are stated at the lower of cost, using the last-in, first-out method, or market. Inventories at Gramercy and St. Ann are stated at the lower of cost, using the weighted-average cost method, or market. The remaining inventories (principally supplies) are stated at cost using the first-in, first-out method. In our downstream segment, we use a standard costing system, which gives rise to cost variances. Variances are capitalized to inventory in proportion to the quantity of inventory remaining at period end to quantities produced during the period. Variances are recorded such that ending inventory reflects actual costs on a year-to-date basis.

As of the date of the Apollo Acquisition a new base layer of LIFO inventories was established at fair value, such that FIFO basis and LIFO basis were equal. For layers added between the acquisition date and period end, we use a dollar-value LIFO approach where a single pool for each segment represents a composite of similar inventory items. Increases and decreases in inventory are measured on a pool basis rather than item by item. In periods following the Acquisition, LIFO cost of sales reflect sales at current production costs, which are substantially lower than the fair value cost recorded at the date of acquisition, to the extent that quantities produced exceed quantities sold. In periods when quantities sold exceed quantities produced, cost of goods sold reflect the higher fair value cost per unit.

As LME prices fluctuate, our inventory will be subject to market valuation reserves. The principal factors that gave rise to our market valuation reserve at December 31, 2007 and 2008 were: (i) a substantial portion of the quantities in inventory were priced at base level prices and (ii) the LME price at December 31, 2007 and 2008 was significantly lower than the LME price used in determining the fair value of inventory at the date of the Apollo Acquisition. In periods when the LME price at a given balance sheet date is higher than the LME price at the time of the Apollo Acquisition, no reserves will be necessary. In December 2008, our expected selling prices were lower than our production cost on a FIFO basis.

Asset retirement obligations

We record our environmental costs for legal obligations associated with the retirement of a tangible long-lived asset that results from its acquisition, construction, development or normal operation as asset retirement obligations. We recognize liabilities, at fair value, for our existing legal asset retirement obligations and adjust these liabilities for accretion costs and revision in estimated cash flows. The related asset retirement costs are capitalized as increases to the carrying amount of the associated long-lived assets and depreciation on these capitalized costs is recognized.

Derivative instruments and hedging activities

During 2008, we designated fixed price aluminum swaps as cash flow hedges, thus the effective portion of such derivatives was adjusted to fair value through other comprehensive (loss) income, with the ineffective portion reported through earnings. Derivatives that have not been designated for hedge accounting are adjusted to fair value through earnings in loss (gain) on derivative instruments and hedging activities in the consolidated statements of operations. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of any gain or loss on the derivative is reported as a component of accumulated other comprehensive loss and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivatives representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

Forecasted sales represent a sensitive estimate in our designation of derivatives as cash flow hedges. As a result of the New Madrid power outage in January 2009, management concluded that certain hedged sale transactions were no longer probable of occurring, and we discontinued hedge accounting for all our aluminum fixed-price sale swaps on January 29, 2009. At that date, the accounting for amounts in accumulated other comprehensive income did not change. We entered into certain natural gas contracts during the fourth quarter of 2009 that qualified for and were designated as cash flow hedges based on a fraction of estimated consumption of natural gas. Amounts recorded in accumulated other comprehensive income are reclassified into earnings in the periods during which the hedged transaction affects earnings, unless it is determined that it is probable that the original forecasted transactions will not occur, at which point a corresponding amount of accumulated other comprehensive is immediately reclassified into earnings. Forecasted sales represent a sensitive estimate in our accounting for derivatives because they impact the determination whether any amounts in accumulated other comprehensive income should be reclassified into earnings in the current period.

We determine the fair values of our derivative instruments using industry standard models that incorporate inputs which are observable throughout the full term of the instrument. Key inputs include quoted forward prices for commodities (aluminum and natural gas) and interest rates, and credit default swap spread rates for non-performance risk. Our derivative assets are adjusted for the non-performance risk of our counterparties using their credit default swap spread rates, which are updated quarterly. Likewise, in the case of our liabilities, our nonperformance risk is considered in the valuation, and are also adjusted quarterly based on current default swap spread rates on entities we consider comparable to us. We present the fair value of our derivative contracts net of cash paid pursuant to collateral agreements on a net-by-counterparty basis in our consolidated statements of financial position when we believe a legal right of setoff exists under an enforceable master netting agreement.

Investments in affiliates

Through August 31, 2009 we held a 50% interest in each of Gramercy and St. Ann, which we accounted for using the equity method. On August 31, 2009, we became sole owner of Gramercy and St. Ann. Therefore we no longer have any equity method investees. See Note 2 to our unaudited condensed consolidated financial statements for the nine months ended September 30, 2009 for further information regarding the Joint Venture Transaction.

Prior to the Joint Venture Transaction, we evaluated an equity method investment for impairment when adverse events or changes in circumstances indicated, in management’s judgment, that the investments may have experienced a decline in value. When evidence of loss in value occurred, we compared the investment’s estimated fair value to its carrying value in order to determine whether impairment had occurred. If the estimated fair value was less than the carrying value and management considered, based on various factors, such as historical financial results, expected production activities and the overall health of the investment’s industry, the decline in value to be other-than-temporary, the excess of the carrying value over the estimated fair value was recognized in the financial statements as an impairment.

During first quarter 2009, because of the reduced need for alumina caused by the smelter power outage and depressed market conditions, Gramercy reduced its annual production rate of smelter grade alumina from approximately 1.0 million metric tonnes to approximately 0.5 million metric tonnes. At March 31, 2009, these production changes led us to evaluate our investment in these joint ventures for impairment, which resulted in a $45.3 million write-down ($39.3 million for St. Ann and $6.0 million for Gramercy) during first quarter 2009. In second quarter 2009, we recorded a $35.0 million impairment charge related to our equity-method investment in St. Ann. This impairment reflects second quarter 2009 revisions to our assumptions about St. Ann’s future profitability and cash flows.

Our impairment analyses were based on discounted cash flows valuations that require us to make assumptions about future profitability and cash flows of each joint venture. The assumptions used reflect our best estimates at the date the valuations were performed. Key assumptions used to determine reporting units’ discounted cash flow valuations for March 31, 2009 and June 30, 2009 include: (a) cash flow projections for five years; (b) terminal values based upon long-term growth rates ranging from 1% to 2%; and (c) discount rates ranging 17% to 19% based on a risk-adjusted weighted average cost of capital for each investment.

For Gramercy, a 1% increase in the discount rate would have decreased our investment’s fair value by approximately $7.7 million and $15.0 million during first quarter and third quarter 2009, respectively. A 10% decrease in the cash flow forecast for each year would have decreased our investment’s fair value by approximately $4.8 million and $19.8 million during first quarter and second quarter 2009, respectively. Neither a 1% increase in the discount rate or a 10% decrease in the cash flow forecast would have resulted in an impairment charge for Gramercy for second quarter 2009. For St. Ann, a 1% increase in the discount rate would have decreased our investment’s fair value, and consequently increased the total impairment write-down, by approximately $2.7 million and $3.6 million during first quarter and second quarter 2009, respectively. A 10% decrease in the cash flow forecast for each year would have decreased our investment’s fair value, and consequently increased the impairment write-down, by approximately $7.1 million and $5.6 million during first quarter and second quarter 2009, respectively.

Share-based Payments

As described in more detail in the “Shareholders’ equity and share-based payments” footnote to our audited consolidated financial statements for the year ended December 31, 2008, we account for stock option grants in accordance with Statement of Financial Accounting Standards 123(R), “Share-Based Payment” (“SFAS 123(R)”). Under SFAS 123(R), the fair value of each award is separately estimated and amortized into compensation expense over the service period. The fair value of our stock option grants are estimated on the grant date using the Black-Scholes-Merton valuation model. The application of this valuation model involves assumptions that require judgment and are highly sensitive in the determination of compensation expense.

During the year ended December 31, 2009, we have granted the following stock options:

	Number of		Fair Value of	Fair Value of	Intrinsic
Grant date	Options	Exercise Price	Common Stock(1)	Option Grant(2)	Value(3)

June 10, 2009	60,000	$1.37	$1.37	$0.76	$—
December 3, 2009	112,426	2.28	2.28	1.32	—

(1)	All fair valuations were determined by our board of directors in consultation with management at the date of each stock option grant. These fair values were determined using a combination of discounted cash flow and market-based valuations. Discounted cash flow valuations require that we make assumptions about future profitability and cash flows of our business units. We believe these assumptions reflect the best estimates at the date the valuations were performed. Key assumptions used to determine reporting units’ discounted cash flow valuations at each grant date included: (a) cash flow periods of seven years; (b) terminal values based upon a 1.5% long-term growth rate; and (c) a 14% discount rates based on a risk-adjusted weighted average cost of capital.

(2)	As determined using the Black-Scholes-Merton valuation model at the date of each stock option grant.

(3)	The grant date fair value of the underlying shares for each grant equaled the stock option exercise price of the awarded options, so there were no grant date intrinsic values for these awards.

At December 31, 2009, we had approximately 1.1 million stock options outstanding, approximately 0.5 million of which were vested with an intrinsic value of $      million, and approximately 0.6 million of which were unvested with an intrinsic value of $          . Intrinsic value reflects the amount by which $           (the midpoint of the offering range for this offering) exceeds the exercise price of the outstanding stock options.

Results of Operations

The results of operations, cash flows and financial condition for the Pre-predecessor, Predecessor, and Successor periods reflect different bases of accounting due to the impact on the financial statements of the Xstrata and Apollo acquisitions, and the resulting purchase price allocations. The comparability of these periods is also limited by other changes inherent from one acquisition to another, such as operating as a stand-alone company in the Successor period versus operating as a subsidiary of a larger company in the Pre-predecessor and Predecessor periods.

To aid the reader in understanding the results of operations of each of these distinctive periods, we have provided the following discussion for the Pre-predecessor period from January 1, 2006 to August 15, 2006, for the Predecessor periods from August 16, 2006 to December 31, 2006 and January 1, 2007 to May 17, 2007, and for the Successor periods from May 18, 2007 to December 31, 2007, for the successor year ended December 31, 2008 and for the nine months ended September 30, 2008 and 2009.

You should read the following discussion of the results of operations and financial condition with the condensed consolidated financial statements and related notes included herein.

Pre-predecessor period from January 1, 2006 to August 15, 2006; Predecessor periods from August 16, 2006 to December 31, 2006 and January 1, 2007 to May 17, 2007; and Successor periods from May 18, 2007 to December 31, 2007 and for the year ended December 31, 2008

Sales

	Pre-Predecessor	Predecessor		Successor
	Period from	Period from	Period from	Period from
	January 1, 2006	August 16, 2006	January 1, 2007	May 18, 2007	For the
	to	to	to	to	Year Ended
(in millions)	August 15, 2006	December 31, 2006	May 17, 2007	December 31, 2007	December 31, 2008
	$	$	$	$	$
Upstream sales	400.3	243.6	275.2	423.8	660.7
Sales, excluding alumina sales	400.3	243.6	275.2	421.7	660.7
External shipments (in millions of pounds)	308.8	187.7	202.3	321.1	509.5
Average price per pound	1.30	1.30	1.36	1.31	1.30

	Pre-Predecessor	Predecessor		Successor
	Period from	Period from	Period from	Period from
	January 1, 2006	August 16, 2006	January 1, 2007	May 18, 2007	For the
	to	to	to	to	Year Ended
(in millions)	August 15, 2006	December 31, 2006	May 17, 2007	December 31, 2007	December 31, 2008
	$	$	$	$	$
Downstream sales	415.7	253.1	252.5	443.6	605.7
Downstream sales, excluding brokered metal	415.7	253.1	244.3	400.4	605.7
External shipments (in millions of pounds)	259.1	150.2	135.6	236.0	346.1
Average price per pound	1.60	1.69	1.80	1.70	1.75

Upstream and downstream sales per pound shipped fluctuated within a narrow range during the Predecessor period of 2007, reflecting the movement in the LME price and the Midwest Transfer Premium during the periods, which were at relative peaks during the first six months of both 2007 and 2008.

In planning for 2007, management anticipated a significant increase in demand for downstream products, and entered into take-or-pay contracts to purchase fixed quantities of commodity-grade sow and other metals from external sources. With the softening of the housing market in mid-to-late 2007, the downstream business’s commodity grade sow requirements were less than originally anticipated. In certain cases the downstream business made arrangements to sell these contracted metal quantities to others. These sales are referred to as “brokered metal” sales, and were priced at or near our cost of purchasing the quantities. There were no brokered metal sales in 2008.

In 2008, the upstream business increased its intersegment shipments to the downstream segment, primarily due to a decrease in demand for value-added products related to the softening of the U.S. economy and its impact on the housing and construction industry.

Cost of sales

	Pre-Predecessor	Predecessor		Successor
	Period from	Period from	Period from	Period from
	January 1, 2006	August 16, 2006	January 1, 2007	May 18, 2007	For the
	to	to	to	to	Year Ended
(in millions)	August 15, 2006	December 31, 2006	May 17, 2007	December 31, 2007	December 31, 2008
	$	$	$	$	$
Upstream cost of sales	306.0	194.2	203.5	356.8	623.0
Total shipments (in millions of pounds)	345.1	209.9	214.4	340.2	589.9
Average cost per pound	0.89	0.93	0.95	1.05	1.06

	Pre-Predecessor	Predecessor		Successor
	Period from	Period from	Period from	Period from
	January 1, 2006	August 16, 2006	January 1, 2007	May 18, 2007	For the
	to	to	to	to	Year Ended
(in millions)	August 15, 2006	December 31, 2006	May 17, 2007	December 31, 2007	December 31, 2008
	$	$	$	$	$
Downstream cost of sales	399.0	240.5	237.9	432.7	597.5
Downstream cost of sales, excluding brokered metal	399.0	240.5	229.7	389.3	597.5
External shipments (in millions of pounds)	259.1	150.2	135.6	236.0	346.1
Average cost per pound	1.54	1.60	1.69	1.65	1.73

Upstream and downstream costs per pound shipped fluctuated within a narrow range during the Predecessor period of 2007, reflecting the cost levels inherent in the inventory valuation from the Xstrata Acquisition completed in August 2006 and the relatively stable cost environment.

Average upstream cost per pound shipped during the May 18, 2007 to December 31, 2007 Successor period is substantially higher than in the January 1, 2007 to May 17, 2007 Predecessor period reflecting the impact of a step-up in the cost basis of inventory at the time of the Apollo Acquisition and the impact of higher depreciation expense resulting from the higher purchase price allocation to property, plant and equipment. The step-up in cost basis is not as significant in the downstream business because the pass-through nature of the metal costs causes those costs to approximate current market rates, except in periods of rapid change as were experienced in the last half of 2008. In the downstream business, the higher per pound cost of sales in 2008 reflects lower of cost or market value, which we refer to as “LCM” reserves resulting from the dramatic decline in LME prices.

Selling, general and administrative expenses and other (SG&A)

	Pre-Predecessor	Predecessor		Successor
	Period from	Period from	Period from	Period from
	January 1, 2006	August 16, 2006	January 1, 2007	May 18, 2007	Year Ended
	to	to	to	to	December 31,
(in millions)	August 15, 2006	December 31, 2006	May 17, 2007	December 31, 2007	2008
SG&A expenses	$23.9	$14.0	$16.8	$39.2	$73.8
As a % of sales	2.9%	2.8%	3.2%	4.5%	5.8%

As a percentage of sales, SG&A was higher in the Successor periods than in Predecessor periods due to the costs related to the December 2008 workforce reduction. Additionally, losses on disposal of assets increased significantly as a $2.9 million write-down occurred in our downstream division related to uninstalled rolling mill equipment. The remainder of the difference is a result of an increase in consulting and other professional fees associated with activities related to the transition to operating as a stand-alone company, including costs incurred in our debt and equity registration process.

Operating income

	Pre-Predecessor	Predecessor		Successor
	Period from	Period from	Period from	Period from
	January 1, 2006	August 16, 2006	January 1, 2007	May 18, 2007
	to	to	to	to	Year ended
(in millions)	August 15, 2006	December 31, 2006	May 17, 2007	December 31, 2007	December 31, 2008
Operating income	$131.6	$74.2	$86.4	$60.7	$44.4
As a % of sales	16.1%	14.9%	16.4%	7.0%	3.5%

The decrease in operating income in the year ended December 31, 2008 was attributable to the impact of the global economic contraction, the fourth quarter impairment write down and a one-time charge for termination benefits. Higher 2008 raw material and conversion costs, including $17.6 million in higher natural gas costs, had a $35.9 million unfavorable impact on 2008 operating income. An $18.1 million unfavorable impact from lower aluminum prices more than offset an $11.8 million favorable impact from product mix and volume. The remaining decrease was primarily due to higher selling, general and administrative expenses associated with operating for a full year as a stand-alone company, including higher consulting and other professional fees and costs incurred in the Company’s debt registration process.

Pro forma year ended December 31, 2006 compared to pro forma year ended December 31, 2007

We have presented the results of operations for the years ended December 31, 2006 and 2007, on a pro forma basis, which reflects the pro forma assumptions and adjustments as if the Apollo Transactions had occurred on January 1, 2006. We believe that this approach is beneficial to the reader because it provides an easier-to-read discussion of the results of operations and provides the reader with information from which to analyze our financial results.

The following table sets forth certain consolidated pro forma financial information for the years ended December 31, 2006 and 2007:

	Pro Forma	Pro Forma
	Pre-Predecessor	Predecessor
	and	and
	Predecessor	Successor
	Year Ended	Year Ended
(in millions)	December 31, 2006	December 31, 2007
Sales	$1,312.7	$1,395.1
Operating costs and expenses
Cost of sales	1,133.8	1,205.3
Selling, general and administrative expenses and other	39.5	56.0

	1,173.3	1,261.3

Operating income	139.4	133.8
Other expenses (income)
Interest expense (income), net
Parent and a related party	—	—
Third parties, net	112.7	109.0
Loss (gain) on derivative instruments and hedging activities	22.0	44.1
Equity in net income of investments in affiliates	(9.2)	(11.5)

Total other expenses	125.5	141.6

Income (loss) before income taxes	13.9	(7.8)
Income tax expense	0.8	1.7

Net income (loss) for the period	$13.1	$(9.5)

Sales by segment
Upstream	$643.9	$698.9
Downstream	668.8	696.2

Total	$1,312.7	$1,395.1

Operating income
Upstream	$141.3	$124.1
Downstream	(1.9)	9.7

Total	$139.4	$133.8

Shipments (pounds in millions)
Upstream
External customers	496.5	523.4
Intersegment	58.5	31.2

Total	555.0	554.6

Downstream	409.3	371.6 (1)

(1)	For purposes of comparability to other periods, brokered metal sales are excluded from downstream pounds because the related metal was sold without fabrication premiums.

Sales in 2007 were $1,395.1 million, compared to $1,312.7 million in 2006, an increase of 6.3%. Sales to external customers in our upstream business grew from $643.9 million in 2006 to $698.9 million in 2007, an increase of 8.5%, due to an increase in the average realized Midwest primary aluminum price from 120 cents per pound in 2006 compared to 123 cents per pound in 2007, and a 5.4% increase in shipments during the period. Sales in our downstream business increased from $668.8 million in 2006 to $696.2 million in 2007. This increase relates to stronger aluminum prices and $51.4 million of sales of excess quantities of metal in which our downstream business sold excess supplies of purchased primary aluminum raw material inventory. The increase was offset by a decline in sales of HVAC finstock, which was affected by the recent downturn in the housing market and a corresponding weakening in demand for aluminum in building products.

Cost of sales on a pro forma basis, in 2007 was $1,205.3 million, compared to $1,133.8 million in 2006, an increase of 6.3%. The cost of sales was primarily impacted by the $51.5 million of costs associated with brokered metal sales as well as increases in shipments to external customers. On a pro forma basis, cost of sales in our upstream business was $531.5 million in 2007, compared to $473.8 million in 2006, an increase of 12.2%. The increase was primarily due to a 5.4% increase in shipments during the period as well as increases in power and insurance costs. On a pro forma basis, cost of sales in our downstream business of $673.8 million in 2007 increased 2.1% compared to $660.0 million in 2006. This is a result of the brokered metal sales and an increase in aluminum prices, offset in part by decreased shipment volumes, as a result of a decline in sales of HVAC finstock.

Selling, general and administrative expenses and other on a pro forma basis, increased $16.5 million from $39.5 million in 2006 to $56.0 million in 2007. The increase relates to stock compensation expense (including $4.1 million expense related to repricing of stock options), additional consulting, registration and sponsor fees and a $2.4 million bonus paid by Xstrata to our current management upon the closing of the Apollo Acquisition.

Operating income on a pro forma basis decreased $5.6 million from $139.4 million in 2006 to $133.8 million in 2007. This decrease was impacted by a slight decrease in overall third-party shipment volumes and increases in the average Midwest realized primary aluminum price, but was driven primarily by the $16.5 million increase in selling, general and administrative expenses as discussed above.

Loss (gain) on derivative instruments and hedging activities in 2007 consisted of a $44.1 million loss compared to $22.0 million loss in 2006, an increase of $22.1 million. The increase in loss in 2007 was primarily the result of the change in the fair value of forward contracts entered into to hedge our exposure to aluminum price fluctuations and the change in the fair value of interest rate swaps entered into to hedge our exposure to fluctuations in the London Interbank Offering Rate or “LIBOR.” The loss in 2006 resulted from the fair value of natural gas financial swaps entered into to hedge our exposure to natural gas price fluctuations.

Income tax expense totaled $0.8 million in 2006 on a pro forma basis, compared to $1.7 million in 2007 on a pro forma basis. The provision for income taxes resulted in an effective tax (benefit) rate for continuing operations of 21.8% for 2007, compared with an effective tax rate of 5.8% for 2006. The change in effective tax rates was primarily related to a permanent difference in cancellation of debt income related to the divestiture of a subsidiary, state income tax expense, foreign equity earnings and the impact of the Internal Revenue Code Section 199 manufacturing deduction.

Net income on a pro forma basis decreased $22.6 million from $13.1 million in 2006 to a $9.5 million loss in 2007. This decrease is primarily the result of the combined effects of a $5.6 million decrease in operating income (impacted primarily by increased selling, general and administrative expenses) and a $22.1 million unfavorable impact from derivative instruments and hedging activities.

Year ended pro forma December 31, 2007 compared to year ended December 31, 2008

The following table sets forth certain consolidated pro forma financial information for the year ended December 31, 2007 as though the Apollo Transactions and the Special Dividend had occurred on January 1, 2007 and certain consolidated historical financial information for the year ended December 31, 2008:

	Pro Forma
	Predecessor and
	Successor	Successor
	Year Ended	Year Ended
(in millions)	December 31, 2007	December 31, 2008
	$	$
Sales	1,395.1	1,266.4
Operating costs and expenses
Cost of sales	1,205.3	1,122.7
Selling, general and administrative expenses and other	56.0	73.8
Goodwill impairment	—	25.5

	1,261.3	1,222.0

Operating income	133.8	44.4
Other expenses (income)
Interest expense, net
Third parties	109.0	89.2
Loss on derivative instruments and hedging activities	44.1	69.9
Equity in net income of investments in affiliates	(11.5)	(7.7)

Total other expenses	141.6	151.4

Loss before income taxes	(7.8)	(107.0)
Income tax expense (benefit)	1.7	(32.9)

Net loss for the period	(9.5)	(74.1)

Sales by segment
Upstream	698.9	660.7
Downstream	696.2	605.7

Total	1,395.1	1,266.4

Operating income
Upstream	124.8	78.4
Downstream	9.0	(34.0)

Total	133.8	44.4

Shipments (pounds in millions)
Upstream
External customers	523.4	509.5
Intersegment	31.2	80.4

Total	554.6	589.9

Downstream	371.6 (1)	346.1

(1)	For purposes of comparability to other periods, brokered metal sales are excluded from downstream pounds because the related metal was sold without fabrication premiums.

Sales for 2008 were $1,266.4 million, down 9.2% from sales of $1,395.1 million in 2007. In the upstream business, sales decreased 5.5% to $660.7 million in 2008 from $698.9 million in 2007. $24.0 million of the decrease in sales resulted from a decrease in external shipment volumes with the remaining decrease primarily attributable to a decrease in the average MWTP. In the downstream business, sales decreased 13.0% to $605.7 million in 2008 compared to $696.2 million in 2007, which included $51.4 million in brokered metal sales. There were no brokered metal sales in 2008. Volume drove a $44.2 million negative impact from lower volumes as a result of the continued decline in demand in business and construction markets offset a slight increase in average fabrication premiums associated with a change in product mix.

Total upstream metal shipments for the twelve months of 2008 were 589.9 million pounds, up 35.3 million pounds from the 554.6 million pounds shipped during the twelve months of 2007. Of the total amount shipped in 2008, 509.5 million pounds were shipped to external customers, while the remaining 80.4 million pounds were intersegment shipments to the downstream business. External shipments were down 13.9 million pounds in 2008 compared to 2007 as a result of a decline in demand for value-added products, particularly due to a drop in demand from our housing and construction end markets. This decline was more than offset by a 49.2 million pound increase in shipments to the downstream operation and a 55.9 million increase in external sow shipments.

Cost of sales on a pro forma basis, in 2007 was $1,205.3 million, compared to $1,122.7 million in 2008, a decrease of 6.9%. The decrease in cost of sales was primarily due to decreases in shipments to external customers. On a pro forma basis, cost of sales in our upstream business was $530.6 million in 2007, compared to $525.2 million in 2008, a decrease of 1%. The decrease was primarily due to a 3.3% decrease in shipments during 2008, partially offset by increases in natural gas costs. On a pro forma basis, cost of sales in our downstream business of $674.7 million in 2007 decreased 11.4% compared to $597.5 million in 2008. This is a result of the decrease of brokered metal sales as well as decreased shipment volumes as a result of a decline in sales of HVAC finstock.

Selling, general and administrative expenses and other on a pro forma basis, increased $17.8 million from $56.0 million in 2007, on a pro forma basis, to $73.8 million in 2008. This relates to costs incurred as a result of our December 2008 restructuring program in the amount of $9.1 million as well as an increase of $7.9 million on losses related to disposal of assets. A significant portion of the disposal balance is due to a $2.9 million write-down related to uninstalled rolling mill equipment in our downstream division. The remainder of the difference is a result of an increase in consulting and other professional fees associated with activities related to the transition to operating as a stand-alone company, including costs incurred in our debt and equity registration process.

Operating income decreased $89.4 million from $133.8 million in 2007, on a pro forma basis, to $44.4 million in 2008. The decrease was attributable to the impact of the global economic contraction, the fourth quarter impairment write-down and a one-time charge for termination benefits.

Loss on derivative instruments and hedging activities in 2007 consisted of $44.1 million compared to $69.9 million in 2008, an increase of $25.8 million. This change was primarily the result of the change in the fair value of fixed price swaps entered into to hedge our exposure to aluminum price fluctuations and the change in the fair value of interest rate swaps entered into to hedge our exposure to fluctuations in LIBOR. In addition, the loss in 2008 increased as a result of the fair value of natural gas financial swaps entered into to hedge our exposure to natural gas price fluctuations.

Income tax expense totaled $1.7 million in 2007 on a pro forma basis compared to an income tax benefit of $32.9 million in 2008. The provision for income taxes resulted in an effective tax rate for continuing operations of 21.8% for 2007, compared with an effective tax rate of 30.8% for 2008. The change in effective tax rates was primarily related to a permanent difference in cancellation of debt income related to the divestiture of a subsidiary, a permanent difference related to a goodwill impairment, state income tax expense, foreign equity earnings and the impact of the Internal Revenue Code Section 199 manufacturing deduction.

Net loss increased $64.6 million from a $9.5 million loss in 2007 on a pro forma basis to a $74.1 million loss in 2008. This increase is primarily the result of the effects of an $89.4 million decrease in operating income, a $25.8 million increase in losses from derivative instruments and hedging activities, as well as less equity from unconsolidated companies in the amount of $3.9 million. This amount was partially offset by a tax benefit of $32.9 million in 2008 compared to income tax expense in the amount of $1.7 million in 2007 on a pro forma basis, a difference of $34.6 million, and less interest expense in the amount of $19.8 million in 2008 compared to 2007 on a pro forma basis.

Nine months ended September 30, 2008 compared to nine months ended September 30, 2009

The following table sets forth certain historical condensed consolidated financial information for the nine-month period ended September 30, 2008 and the nine-month period ended September 30, 2009:

	Successor	Successor
	Nine Months	Nine Months
	Ended	Ended
(in millions)	September 30, 2008	September 30, 2009
	$	$

Statements of Operations Data(1):
Sales	1,004.9	540.6
Operating costs and expenses:
Cost of sales	846.8	566.5
Selling, general and administrative expenses	49.1	51.7
Goodwill and other intangible asset impairment		43.0
Excess insurance proceeds		(43.5)

	895.9	617.7

Operating income (loss)	109.0	(77.2)

Other (income) expenses:
Interest expense, net	65.1	42.6
(Gain) loss on hedging activities, net	50.5	(104.1)
Equity in net (income) loss of investments in affiliates	(3.9)	79.0
(Gain) loss on debt repurchase	1.2	(193.2)

Income (loss) before income taxes	(3.9)	98.6
Income tax (benefit) expense	(2.2)	62.1

Net income (loss) for the period	(1.7)	36.5

Sales by segment:
Upstream	603.8	260.2
Downstream	482.0	305.0
Eliminations	(80.9)	(24.6)

Total	1,004.9	540.6

Operating income (loss):
Upstream	133.9	(28.1)
Downstream	—	(23.4)
Corporate	(24.9)	(25.7)

Total	109.0	(77.2)

Shipments:
Upstream
External customers (pounds, in millions)	374.5	221.9
Intersegment (pounds, in millions)	61.2	34.4

Total aluminum shipments (pounds, in millions)	435.7	256.3

External alumina (kMts)	—	103.5
External bauxite (kMts)	—	145.0
Downstream (pounds, in millions)	273.3	235.3

(1)	Figures may not add due to rounding.

Sales in the nine months ended September 30, 2009 were $540.6 million compared to $1,004.9 million in the nine months ended September 30, 2008, a decrease of 46.2%.

Sales to external customers in our upstream aluminum business were $235.6 million in the first nine months of 2009; a 54.9% decrease from the $522.8 million reported in the nine months ended September 30, 2008, driven primarily by a decline in LME aluminum prices, lower volumes of value-added shipments due to a decline in end-market demand and lower sow volumes related to the New Madrid power outage.

•	The decline in pricing, due to a 42.8% decrease in realized MWTP, resulted in a decrease of $107.8 million in external revenues. In the first nine months of 2009 and the first nine months of 2008, the average LME aluminum price per pound was $0.71 and $1.28, respectively.

•	Total upstream aluminum shipments for the first nine months of 2009 decreased 179.4 million pounds to 256.3 million pounds or 41.2% compared to the first nine months of 2008. Intersegment shipments to our downstream business decreased 26.8 million pounds to 34.4 million pounds or 43.8%, as a result of the power outage at New Madrid. The downstream business has sufficient external alternate sources of supply to meet its aluminum needs.

•	External aluminum shipments decreased to 221.9 million pounds in the first nine months of 2009 from 374.5 million pounds in the first nine months of 2008. This 40.7% decrease in external shipments resulted in lower external revenues of $213.1 million and is largely the result of lower production levels because of the smelter outage and the continued decline in demand for value-added products. Shipments of value-added products totaled 214.6 million pounds in the first nine months of 2009 compared to 331.4 million pounds in the first nine months of 2008. This lower volume was driven by lower end-market demand in transportation and building markets. The power outage at the New Madrid smelter had minimal impact on these value-added volume declines, as we sourced third-party metal to offset the hot metal production outage. The re-melt capability and value-added processing capacity within the New Madrid facility were sufficient to serve our customers’ demands for products such as billet and rod.

•	Revenues for the first nine months of 2009 include $29.4 million related to 103.5 kMt of alumina shipped to external customers and $4.4 million related to 145 kMt of bauxite shipped to external customers.

Sales in our downstream business were $305.0 million for the first nine months of 2009, a decrease of 36.7% compared to sales of $482.1 million for the first nine months of 2008. The decrease was primarily due to a negative impact from pricing, as well as lower shipments to external customers.

•	The LME price decline contributed $110.1 million to the sales decrease. Fabrication premiums were relatively unchanged.

•	Decreased shipment volumes reduced revenues by $67.0 million. Downstream shipment volumes decreased to 235.3 million pounds in the first nine months of 2009 from 273.3 million pounds in the first nine months of 2008. This 13.9% decrease was primarily due to lower end-market demand in the building and construction markets.

Cost of sales decreased to $566.5 million for the first nine months of 2009 from $846.8 million in the first nine months of 2008. Costs incurred related to the New Madrid power outage totaled $17.5 million in the nine months ended September 30, 2009, which were offset entirely by insurance proceeds. The 33.1% decrease was mainly the result of lower shipment volumes for value-added products to external customers, offset by increases in the cost of raw materials.

Selling, general and administrative expenses in the nine months ended September 30, 2009 were $51.7 million compared to $49.1 million in the nine months ended September 30, 2008, a 5.3% increase.

•	Selling, general and administrative expenses increased due to a $1.8 million increase in pension expense in the first nine months of 2009 compared to the first nine months of 2008 due to lower return on plan assets per our actuarial estimates. Additionally, we wrote off an unused mill in the downstream business resulting in $3.0 million of increased expenses.

•	Professional and consulting fees decreased $3.5 million year over year, as a result of our cost-saving initiatives.

•	Stock option modification costs in the first nine months of 2009 decreased from the prior years due to a modification of certain stock options resulting in a payout of $2.4 million during 2008.

•	All selling, general and administrative expenses associated with the power outage at New Madrid of $6.6 million were offset by insurance proceeds for the first nine months of 2009.

Goodwill and other intangible asset impairment:  In connection with the preparation of our condensed consolidated financial statements for first quarter 2009, we concluded that it was appropriate to re-evaluate our goodwill and intangibles for potential impairment in light of the power outage at the New Madrid smelter and accelerated deteriorations of demand volumes in both our upstream and downstream segments. Based on our interim impairment analysis during first quarter 2009, we recorded an impairment charge of $2.8 million on trade names in the downstream segment and $40.2 million on goodwill in the downstream segment. We finalized certain valuations related to the goodwill impairment analysis during second quarter 2009, which did not result in any adjustments to the impairment charges recorded during first quarter. No further deterioration was noted in the third quarter 2009; therefore, no goodwill impairment testing was necessary at September 30, 2009. However, future impairment charges could be required if we do not achieve our cash flow, revenue and profitability projections.

Our analyses included assumptions about future profitability and cash flows of our segments, which we believe reflects our best estimates at the date the valuations were performed. The estimates were based on information that was known or knowable at the date of the valuations, and is at least reasonably possible that the assumptions we employed will be materially different from the actual amounts or results, and that additional impairment charges for either or both segments will be necessary during 2009. No further deterioration was noted in third quarter 2009; therefore, no goodwill impairment testing was necessary at September 30, 2009. Future impairment charges could be required if we do not achieve our current cash flow, revenue and profitability projections.

Excess insurance proceeds:  We reached a $67.5 million settlement with our insurance carriers all of which has been received as of September 30, 2009. The settlement proceeds of $67.5 million were allocated to cost of sales and selling, general and administrative expenses to the extent losses were realized and eligible for recovery under our insurance policies. The line item titled “Excess insurance proceeds” reflects the residual after applying the total proceeds recognized against losses incurred through September 30, 2009. This amount is not intended to represent a gain on the insurance claim, but only a timing difference between proceeds recognized and claim-related costs incurred. We will continue to incur costs and may incur costs that exceed the total $67.5 million in proceeds.

Operating income (loss) in the first nine months of 2009 was $77.2 million loss compared to operating income of $109.0 million in the first nine months of 2008. The decrease relates to period-over-period sales margin (sales minus cost of sales) reductions of $184.1 million, and a $2.6 million increase in selling, general and administrative and other expenses.

•	Sales margin for the first nine months of 2009 was a $26.0 million loss compared to income of $158.1 million in the first nine months of 2008. This $184.1 million decrease resulted from the impact of a 42.8% decrease in realized MWTP coupled with a decrease in higher margin sales of value-added products and higher production costs (as a percent of sales) in the upstream business.

•	Selling, general and administrative expenses were $51.7 million in the first nine months of 2009 and were relatively stable compared to $49.1 million in the first nine months of 2008.

•	Operating income was also impacted by goodwill and other intangible asset impairment charges in the first nine months of 2009 of $43.0 million, offset by excess insurance proceeds of $43.5 million.

Interest expense, net in the nine months ended September 30, 2009 was $42.6 million compared to $65.1 million in the nine months ended September 30, 2008, a decrease of $22.5 million. Decreased interest expense is related to lower LIBOR interest rates as well as lower average debt outstanding on the term B loan (due to the $24.5 million principal payment in April 2009) and the AcquisitionCo Notes and HoldCo Notes (due to the debt repurchases, discussed further below). These reductions in principal balance were partially offset by the increased revolver balance; however, the revolver maintains a lower interest rate than the HoldCo Notes and AcquisitionCo Notes.

(Gain) loss on hedging activities, net was a $104.1 million gain in the nine months ended September 30, 2009 compared to the $50.5 million loss in the nine months ended September 30, 2008. We discontinued hedge accounting for our entire remaining aluminum fixed-price sale swaps on January 29, 2009. For the nine months ended September 30, 2009, the amount reclassified from accumulated other comprehensive income to earnings was $149.3 million. As a result of the de-designation, $77.8 million was reclassified into earnings because it is probable that the original forecasted transactions will not occur.

Equity in net (income) loss of investments in affiliates was a $79.0 million loss for the nine months ended September 30, 2009, compared to income of $3.9 million for the nine months ended September 30, 2008. This decrease was primarily attributable to impairment charges of $80.3 million during the first nine months of 2009.

Our analyses of impairment included assumptions about future profitability and cash flows of the joint ventures, which we believe reflect our best estimates at the date the valuations were performed. The estimates were based on information that was known or knowable at the date of the valuations, and it is at least reasonably possible that the assumptions we employed will be materially different from the actual amounts or results.

Gain on debt repurchase:  For the nine months ended September 30, 2009, we repurchased $320.8 million principal aggregate amount of our outstanding HoldCo Notes, AcquisitionCo Notes, term B loan and revolving credit facility for a price of $123.0 million, plus fees. Of this amount, we repaid $6.6 million of our revolving credit facility borrowings, resulting in our borrowing capacity being reduced $7.3 million to $242.7 million.

We recognized a gain of $193.2 million representing the difference between the reacquisition price and the carrying amount of repurchased debt.

Income tax expense (benefit):  Our effective income tax rates were approximately 63.0% for the nine months ended September 30, 2009 and 55.2% for the nine months ended September 30, 2008. The increase in the effective tax rates for the nine months ended September 30, 2009 and September 30, 2008 were primarily impacted by state income taxes, equity method investee income, the Internal Revenue Code Section 199 manufacturing deduction, and goodwill impairment in 2009. Each interim period is considered an integral part of the annual period and tax expense is measured using the estimated annual effective tax rate. Estimates of the annual effective tax rate at the end of interim periods are, of necessity, based on evaluations of possible future events and transactions and may be subject to subsequent refinement or revision. For the nine months ended September 30, 2009 and September 30, 2008, we used the annual effective tax rate based on estimated ordinary income for the years ended December 31, 2009 and December 31, 2008, respectively.

As of September 30, 2009 and December 31, 2008, we had unrecognized income tax benefits (including interest) of approximately $11.3 million and $11.0 million, respectively (of which approximately $7.4 million and $7.2 million, respectively, if recognized, would favorably impact the effective income tax rate). As of September 30, 2009, the gross amount of unrecognized tax benefits (excluding interest) increased by an immaterial amount. It is expected that the unrecognized tax benefits may change in the next twelve months; however, due to Xstrata’s indemnification of us for tax obligations related to periods ending on or before the acquisition date, we do not expect the change to have a significant impact on our results of operations or our financial position.

In April 2009, the Internal Revenue Service (“IRS”) commenced an examination of our U.S. income tax return for 2006. As part of the Apollo Acquisition, Xstrata indemnified us for tax obligations related to periods ending on or before the acquisition date. Therefore, we do not anticipate that the IRS examination will have a material impact on our financial statements.

Net income was $36.5 million in the nine months ended September 30, 2009 compared to a $1.7 million loss in the nine months ended September 30, 2008. This $38.2 million increase was the net effect of the items described above.

Liquidity and Capital Resources

Our primary sources of liquidity are cash provided by operating activities and cash on hand. Our main continuing liquidity requirements are to finance working capital, capital expenditures and acquisitions, and debt service.

We have incurred substantial indebtedness in connection with the Apollo Transactions and the Special Dividend. As of December 31, 2009, our total indebtedness was $952.2 million. Based on the amount of indebtedness outstanding and interest rates at December 31, 2009, our annualized cash interest expense is approximately $34.5 million, all of which represents interest expense on floating-rate obligations (and thus is subject to increase in the event interest rates were to rise), prior to any consideration of the impact of interest rate swaps. Of this amount, we have the right under the applicable indebtedness to pay approximately $22.3 million by issuing additional indebtedness rather than in cash. We issued additional indebtedness as payment for our interest due May 15, 2009 and November 15, 2009 under our bond indentures. Further, we have notified the trustee for Noranda HoldCo and Noranda AcquisitionCo bondholders of our election to pay the May 15, 2010 interest payments by issuing additional indebtedness. In 2010, through the date of this prospectus we used available cash balances to repay $150.0 million of our revolving credit facility borrowings. As of January 12, 2010, we had $227.8 million of cash and revolving credit facility available borrowings.

In addition to the indebtedness incurred as a result of the Apollo Transactions and the Special Dividend, we may borrow additional amounts under the revolving credit facility to fund our working capital, capital expenditure and other corporate and strategic needs. As of September 30, 2009, of our revolving credit facility’s $242.7 million borrowing capacity, we had a drawn balance of $216.9 million and outstanding letters of credit of $24.2 million, resulting in $1.6 million available for borrowing under the facility. As of September 30, 2009, we had reduced the outstanding amount of our term loan to $349 million through voluntary and mandatory repayments and negotiated repurchases. The balance of the term loan is due and payable in full in 2014. The revolving credit facility is available until 2013. The AcquisitionCo Notes and the HoldCo Notes will be due and payable in 2015 and 2014, respectively.

Our existing senior secured credit facilities contain various restrictive covenants that restrict our ability to incur indebtedness or liens, make investments, prepay subordinated indebtedness or declare or pay dividends. However, all of these covenants are subject to significant exceptions. For more information, see “Description of Certain Indebtedness — Secured credit facilities.”

Our ability to make scheduled payments of principal, to pay interest on, or to refinance our indebtedness, or to fund planned capital expenditures, will depend on our ability to generate cash in the future. This ability is, to a certain extent, subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Based on our current level of operations, we believe that cash flow from operations and available cash will be adequate to meet our short-term liquidity needs. We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our existing senior secured credit facilities in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. In addition, upon the occurrence of certain events, such as a change of control, we could be required to repay or refinance our indebtedness. We cannot assure you that we will be able to refinance any of our indebtedness, on commercially reasonable terms or at all.

Cash Flows

Predecessor Periods

Historically, our principal sources of liquidity have been cash generated from operations and available borrowings. We also, from time to time, borrowed from related-party lenders and factored certain receivables in the Predecessor periods. Our primary liquidity requirements had been the funding of capital expenditures and working capital.

The following table sets forth certain historical consolidated cash flow information for 2006 and 2007:

	Pre-Predecessor	Predecessor		Successor
	Period from	Period from	Period from	Period from
	January 1, 2006	August 16, 2006	January 1, 2007	May 18, 2007
	to	to	to	to
(in millions)	August 15, 2006	December 31, 2006	May 17, 2007	December 31, 2007
	$	$	$	$
Cash provided by operating activities	81.9	107.8	41.2	160.8
Cash (used in) provided by investing activities	(20.5)	(31.8)	5.1	(1,197.7)
Cash (used in) provided by financing activities	(37.7)	(60.5)	(83.7)	1,112.5

Net change in cash and cash equivalents	23.7	15.5	(37.4)	75.6

Cash provided by operating activities totaled $41.2 million in the period from January 1, 2007 to May 17, 2007 and $160.8 million in the period from May 18, 2007 to December 31, 2007, compared to $81.9 million in the period from January 1, 2006 to August 15, 2006 and $107.8 million in the period from August 16, 2006 to December 31, 2006. The increase in cash flows from operating activities in 2007 compared with 2006 was mainly due to an increase in the price of primary aluminum and reductions in working capital.

Cash (used in) provided by investing activities totaled inflows of $5.1 million in the period from January 1, 2007 to May 17, 2007 and outflows of $1,197.7 million in the period from May 18, 2007 to December 31, 2007, compared to outflows of $20.5 million in the period from January 1, 2006 to August 15, 2006 and $31.8 million in the period from August 16, 2006 to December 31, 2006. The increase in cash flows used in investing activities in 2007 was mainly due to cash used in the Apollo Acquisition of $1,161.5 million, which consisted of the purchase consideration including acquisition costs.

Cash (used in) provided by financing activities totaled outflows of $83.7 million in the period from January 1, 2007 to May 17, 2007 and inflows of $1,112.5 million in the period from May 18, 2007 to December 31, 2007, compared to outflows of $37.7 million in the period from January 1, 2006 to August 15, 2006 and $60.5 million in the period from August 16, 2006 to December 31, 2006. The increase in cash flows provided in financing activities in 2007 compared to 2006 was mainly due to the proceeds from the debt issued on May 18, 2007 by Noranda AcquisitionCo in connection with the Apollo Transactions and the HoldCo Notes issued by Noranda HoldCo on June 7, 2007 totaling $1,227.8 million, the equity contribution by Apollo in connection with the Apollo Transactions of $214.2 million, the equity contribution by our management of $1.9 million and the capital contributions from our former parent company of $101.3 million, which was offset by the payment of a Special Dividend in June 2007 of $216.1 million, the deferred financing costs of $39.0 million incurred as part of the Apollo Transactions and the HoldCo Notes issue, the voluntary repayment of $75.0 million of term B loan on June 28, 2007 and the repayment of long-term debt with Noranda Islandi EHF, a company under common control of Xstrata, of $160.0 million.

Successor Period

Following the Apollo Transactions, our primary sources of liquidity are the cash flows from operations and funds available under our existing senior secured revolving credit facility. Our primary continuing liquidity needs are to finance our working capital, capital expenditures, debt obligations, and restoring our New Madrid smelter to full capacity. We have incurred substantial indebtedness in connection with the Transactions and incurred additional indebtedness in connection with the payment of a special dividend to our stockholders. Our significant debt service obligations could have material consequences to investors.

The following table sets forth certain historical consolidated cash flow information for 2007 and 2008:

	Predecessor	Successor
	Period from	Period from
	January 1, 2007	May 18, 2007
	to	to	Year Ended
(in millions)	May 17, 2007	December 31, 2007	December 31, 2008
	$	$	$
Cash provided by operating activities	41.2	160.8	65.5
Cash provided by (used in) investing activities	5.1	(1,197.7)	(51.1)
Cash (used in) provided by financing activities	(83.7)	1,112.5	94.7

Net change in cash and cash equivalents	(37.4)	75.6	109.1

Operating Activities used $46.2 million of cash flow in the fourth quarter, including $35.1 million for interest payments, $18.3 million for tax payments and $26.3 million in advance payment of January obligations for raw materials. Net cash provided by operating activities totaled $65.5 million in the year ended December 31, 2008, compared to $41.2 million for the period from January 1, 2007 to May 17, 2007 and $160.8 million for the period from May 18, 2007 to December 31, 2007. Operating cash flows for 2008 were negatively impacted by lower aluminum prices and higher raw material costs which offset the impact of slightly higher volumes.

In light of business conditions present beginning in late September 2008, along with our current and future cash needs, management has notified the trustee for the HoldCo Notes and AcquisitionCo Notes bondholders of its election to pay the May 15, 2009 interest payment entirely by increasing the principal amount of those notes.

Investing Activities:  Capital expenditures were $51.7 million during the Successor period ended December 31, 2008, compared to $5.8 million in the Predecessor period from January 1, 2007 to May 17, 2007 and $36.2 million in the Successor period from May 18, 2007 to December 31, 2007. The higher level of capital expenditures in 2008 is primarily attributable to capital expenditure projects aimed at increasing productivity, including $16.2 million invested in the $48.0 million smelter expansion project in our upstream business. Since 2008, as a result of declining market conditions and the January 2009 power outage, we reduced the near-term scale of the New Madrid smelter expansion program and have not determined a revised timeline for the program.

During the Predecessor period from January 1, 2007 to May 17, 2007, investing cash flows were affected by a $10.9 million advance from the Predecessor parent. The Successor period from May 18, 2007 to December 31, 2007 was affected by the $1.2 billion purchase price paid by the Successor for the acquisition of Noranda Aluminum, Inc.

Financing Activities:  During the Predecessor period from January 1, 2007 to May 17, 2007, financing cash flows were affected by the contribution of cash from the Predecessor parent, the settlement of intercompany accounts, and the distributions of amounts to the Predecessor parent, in preparation for the Apollo Acquisition.

During the Successor period from May 18, 2007 to December 31, 2007, financing cash flows were affected by the proceeds from issuance of the notes and the term B loan as funding for the Apollo Acquisition. We made a $75.0 million voluntary pre-payment of the term B loan in June 2007, as described in the “Long-Term Debt” note to the audited financial statements included elsewhere in this prospectus. During the year ended December 31, 2008, we made a $30.3 million principal payment as called for by our senior secured credit facilities’ cash flow sweep provisions. As discussed in the “Long-Term Debt” note to the financial statements included elsewhere in this prospectus, similar cash flow sweep payments may be required annually. Our Board of Directors declared and we paid a $102.2 million dividend ($4.70 per share) in June 2008.

In late September 2008, in light of concerns about instability in the financial markets and general business conditions, in order to preserve our liquidity, we borrowed $225 million under the revolving portion of our senior secured credit facilities and invested the proceeds in highly liquid cash equivalents, including U.S. Government treasury bills and money market funds holding only U.S. Government treasury securities, with the remainder held in our bank accounts. Our operating activities used $46.2 million of cash during the fourth quarter, including $35.1 million for interest payments, $18.3 million for tax payments, and $26.3 million in advance payment of January 2009 obligations for raw materials and power, partially offset by favorable working capital.

On January 29, 2009, Standard & Poor’s downgraded its ratings of both Noranda HoldCo and Noranda AcquisitionCo. Both remain on CreditWatch with negative implications. On January 29, 2009, Moody’s placed Noranda HoldCo and Noranda AcquisitionCo under review for possible downgrade.

The following table sets forth certain historical condensed consolidated financial information for the nine-month period ended September 30, 2008 and the nine-month period ended September 30, 2009:

	Nine Months Ended September 30,
(in millions)	2008	2009
	$	$

Cash provided by operating activities	111.7	230.4
Cash used in investing activities	(37.0)	(9.6)
Cash used in financing activities	94.7	(149.0)

Net change in cash and cash equivalents	169.4	71.8

Operating Activities in the first nine months of 2009 reflected $119.7 million of proceeds from hedge terminations under our hedge settlement agreement with Merrill Lynch and $18.0 million from reduction of working capital.

Investing Activities:  Capital expenditures amounted to $32.2 million through September 2009 and $37.5 million in the comparable 2008 period. This amount is offset in 2009 by $11.1 million of cash acquired during the Joint Venture Transaction. $11.5 million of our capital spending in 2009 related to the New Madrid restart all of which was funded with insurance proceeds. Except for the New Madrid restart, we expect to devote our remaining 2009 capital expenditures primarily to maintenance spending.

Financing Activities:  During the first nine months of 2009, our financing cash flows mainly reflected debt reduction. We utilized net proceeds from our hedge settlement agreement to repurchase $320.8 million aggregate principal amount of our HoldCo Notes and AcquisitionCo Notes for a total price of $123.0 million (plus transaction fees). Additionally, we made a required $24.5 million repayment of our term B loan and repaid $1.5 million of borrowings under our revolving credit facility.

We issued additional indebtedness as payment for our interest due May 15, 2009 and November 15, 2009 under our bond indentures. Further, we have notified the trustee for Noranda HoldCo and Noranda AcquisitionCo bondholders of our election to pay the May 15, 2010 interest payments by issuing additional indebtedness.

In June 2008, we paid a $102.2 million dividend to our common stockholders.

Covenant Compliance

Upon the occurrence of certain events, such as a change of control, we could be required to repay or refinance our indebtedness. In addition, certain covenants contained in our debt agreements restrict our ability to take certain actions (including incurring additional secured or unsecured debt, expanding borrowings under existing term loan facilities, paying dividends and engaging in mergers, acquisitions and certain other investments) unless we meet certain standards in respect of the ratio of our Adjusted EBITDA, calculated on a trailing four-quarter basis, to our fixed charges (the “fixed-charge coverage ratio”) or the ratio of our senior secured net debt to our Adjusted EBITDA, calculated on a trailing four-quarter basis (the “net senior secured leverage ratio”). Furthermore, our ability to take certain actions, including paying dividends and making acquisitions and certain other investments, depends on the amounts available for such actions under the applicable covenants, which amounts accumulate with reference to our Adjusted EBITDA on a quarterly basis.

The minimum or maximum ratio levels set forth in our covenants as conditions to our undertaking certain actions and our actual performance are summarized below:

	Financial Ratio		Actual
	Relevant to	Covenant	December 31,	September 30,
	Covenants	Threshold	2008	2009

Noranda HoldCo:
Senior Floating Rate Notes due 2014(1)	Fixed Charge Coverage Ratio	Minimum 1.75 to 1.0	2.5 to 1	1.3 to 1
Noranda AcquisitionCo:
Senior Floating Rate Notes due 2015(1)	Fixed Charge Coverage Ratio	Minimum 2.0 to 1.0	3.2 to 1	1.7 to 1
Senior Secured Credit Facilities(1)(2)	Net Senior Secured Leverage Ratio	Maximum 3.0 to 1.0(3)	1.9 to 1	3.2 to 1

(1)	For purposes of measuring Adjusted EBITDA in order to compute the ratios, pro forma effect is given to the Joint Venture Transaction as if it had occurred at the beginning of the trailing four-quarter period. Fixed charges are the sum of consolidated interest expenses and all cash dividend payments in respect of preferred stock. In measuring interest expense for the ratio, pro forma effect is given to any repayment or issuance of debt as if such transaction occurred at the beginning of the trailing four-quarter period.

For Noranda HoldCo and Noranda AcquisitionCo, the pro forma impact of the Joint Venture Transaction on Adjusted EBITDA for the four quarters ended September 30, 2009 was $23.2 million. For Noranda HoldCo, fixed charges on a pro forma basis (giving effect to debt repayments) for the four quarters ended December 31, 2008 and September 30, 2009 were $94.7 million and $80.6 million, respectively. For Noranda AcquisitionCo, fixed charges on a pro forma basis (giving effect to debt repayments) for the four quarters ended December 31, 2008 and September 30, 2009 were $73.4 million and $61.8 million, respectively.

(2)	As used in calculating this ratio, “senior secured net debt” means the amount outstanding under our term B loan and the revolving credit facility, plus other first-lien secured debt (of which we have none presently), less “unrestricted cash” and “permitted investments” (as defined under our senior secured credit facilities). At December 31, 2008, senior secured debt was $618.5 million and unrestricted cash and permitted investments amounted to $160.6 million, resulting in senior secured net debt of $457.9 million. At September 30, 2009, senior secured debt was $565.9 million and unrestricted cash and permitted investments aggregated $235.0 million, resulting in senior secured net debt of $330.9 million.

(3)	The maximum ratio was 2.75 to 1 until December 31, 2008 and changed to 3.0 to 1 on January 1, 2009.

Because we currently do not satisfy these ratio levels, we currently are limited in our ability to incur additional debt, make acquisitions or certain other investments and pay dividends. These restrictions do not interfere with the day-to-day-conduct of our business. Moreover, our debt agreements do not require us to maintain any financial performance metric or ratio in order to avoid a default.

As used herein, “Adjusted EBITDA” (which is defined as “EBITDA” in our debt agreements) means net income before income taxes, net interest expense and depreciation and amortization, adjusted to eliminate related party management fees, business optimization expenses and restructuring changes, certain charges resulting from the use of purchase accounting and other specified items of income or expense.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, and may not be comparable to similarly titled measures used by other companies in our industry. Adjusted EBITDA should not be considered in isolation from or as an alternative to net income, income from continuing operations, operating income or any other performance measures derived in accordance with U.S. GAAP. Adjusted EBITDA has limitations as an analytical tool and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. For example, Adjusted EBITDA excludes certain tax payments that may represent a reduction in cash available to us; does not reflect any cash requirements for the assets being depreciated and amortized that may have to be replaced in the future; does not reflect capital cash expenditures, future requirements for capital expenditures or contractual commitments; does not reflect changes in, or cash requirements for, our working capital needs; and does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness. Adjusted EBITDA also includes incremental stand-alone costs and adds back non-cash hedging gains and losses, and certain other non-cash charges that are deducted in calculating net income. However, these are expenses that may recur, vary greatly and are difficult to predict. In addition, certain of these expenses can represent the reduction of cash that could be used for other corporate purposes. You should not consider our Adjusted EBITDA as an alternative to operating or net income, determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of our cash flows or as a measure of liquidity.

The following table reconciles net income (loss) to Adjusted EBITDA for the periods presented:

	Twelve Months	Twelve Months	Twelve Months	Last Twelve	Nine Months	Nine Months
	Ended	Ended	Ended	Months	Ended	Ended
	December 31,	December 31,	December 31,	Ended	September 30,	September 30,
(in millions)	2006	2007	2008	September 30, 2009	2008	2009
	$	$	$	$	$	$

Net income (loss) for the period	113.9	22.5	(74.1)	(35.9)	(1.7)	36.5
Income tax (benefit) expense	62.3	18.7	(32.9)	31.4	(2.2)	62.1
Interest expense, net	19.1	73.4	88.0	65.6	65.0	42.6
Depreciation and amortization	57.3	99.4	98.2	83.8	74.0	59.6
Joint venture EBITDA(a)	13.2	15.3	13.2	12.3	9.4	8.5
LIFO adjustment(b)	5.7	(5.6)	(11.9)	(17.9)	31.2	25.2
LCM adjustment(c)	—	14.3	37.0	9.2	(7.6)	(35.4)
(Gain) loss on debt repurchase	—	—	1.2	(193.2)	1.2	(193.2)
New Madrid power outage(d)	—	—	—	(30.6)	—	(30.6)
Charges related to termination of derivatives	—	—	—	17.8	—	17.8
Non-cash hedging gains and losses(e)	7.5	54.0	47.0	(69.6)	36.4	(80.2)
Non-recurring natural gas losses(f)	14.6	—	—	—	—	—
Goodwill and other intangible asset impairment	—	—	25.5	68.5	—	43.0
Joint Venture impairment	—	—	—	80.3	—	80.3
Purchase accounting(g)	—	—	—	8.5	—	8.5
Incremental stand-alone costs(h)	(4.5)	(2.7)	—	—	—	—
Other items, net(i)	7.2	20.0	43.7	49.0	19.9	25.2

Adjusted EBITDA	296.3	309.3	234.9	79.2	225.6	69.9

The following table reconciles cash flow from operating activities to Adjusted EBITDA for the periods presented:

				Last Twelve
	Twelve Months	Twelve Months	Twelve Months	Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	September 30,	September 30,	September 30,
(in millions)	2006	2007	2008	2009	2008	2009
	$	$	$	$	$	$

Cash flow from operating activities	189.7	202.0	65.5	184.2	111.7	230.4
Gain (loss) on disposal of property, plant and equipment	(0.6)	(0.5)	(5.3)	(10.2)	(2.4)	(7.3)
Gain (loss) on hedging activities	(22.1)	(44.0)	(47.0)	52.5	(36.4)	63.1
Settlements from hedge terminations, net	—	—	—	(119.7)	—	(119.7)
Insurance proceeds applied to capital expenditures	—	—	—	11.5	—	11.5
Equity in net income of investments in affiliates	11.5	11.7	7.7	5.2	3.9	1.4
Stock compensation expense	(2.6)	(3.8)	(2.4)	(2.0)	(1.5)	(1.1)
Changes in deferred charges and other assets	11.8	8.4	(7.5)	4.9	(4.0)	8.4
Changes in pension and other long-term liabilities	(9.1)	0.6	(0.2)	(41.8)	9.6	(32.0)
Changes in asset and liabilities, net	34.1	(61.9)	(28.3)	(33.0)	(13.3)	(18.0)
Income tax expense (benefit)	22.1	35.5	40.5	16.2	7.7	(16.6)
Interest expense, net	17.8	66.0	82.9	39.3	61.2	17.5
Joint venture EBITDA(a)	13.2	15.3	13.2	12.3	9.4	8.5
LIFO adjustment(b)	5.7	(5.6)	(11.9)	(17.9)	31.2	25.2
LCM adjustment(c)	—	14.3	37.0	9.2	(7.6)	(35.4)
New Madrid power outage(d)	—	—	—	(30.6)	—	(30.6)
Non-cash hedging gains and losses(e)	7.5	54.0	47.0	(69.6)	—	(80.2)
Charges related to termination of derivatives	—	—	—	17.8	36.4	17.8
Non-recurring natural gas losses(f)	14.6	—	—	—	—	—
Purchase accounting(g)	—	—	—	8.5	—	8.5
Incremental stand-alone costs(h)	(4.5)	(2.7)	—	—	—	—
Insurance proceeds applied to depreciation expense	—	—	—	(6.6)	(0.2)	(6.7)
Other items, net(i)	7.2	20.0	43.7	49.0	19.9	25.2

Adjusted EBITDA	296.3	309.3	234.9	79.2	225.6	69.9

(a)	Prior to the consummation of the Joint Venture Transaction on August 31, 2009, our reported Adjusted EBITDA includes 50% of the net income of Gramercy and St. Ann, based on transfer prices that are generally in excess of the actual costs incurred by the joint venture operations. To reflect the underlying economics of the vertically integrated upstream business, this adjustment eliminates the following components of equity income to reflect 50% of the EBITDA of the joint ventures, for the following aggregated periods (in millions):

	Twelve Months	Twelve Months	Twelve Months	Last Twelve	Nine Months	Nine Months
	Ended	Ended	Ended	Months Ended	Ended	Ended
	December 31,	December 31,	December 31,	September 30,	September 30,	September 30,
(in millions)	2006	2007	2008	2009	2008	2009
	$	$	$	$	$	$

Depreciation and amortization	8.6	12.4	16.0	12.6	12.1	8.7
Net tax expense	3.6	3.2	(2.7)	(0.3)	(2.6)	(0.2)
Interest income	(0.3)	(0.3)	(0.1)	—	(0.1)	—
Non-cash purchase accounting adjustments	1.3	—	—	—	—	—

Total joint venture EBITDA adjustments	13.2	15.3	13.2	12.3	9.4	8.5

(b)	Our New Madrid smelter and downstream facilities use the LIFO method of inventory accounting for financial reporting and tax purposes. This adjustment restates net income to the FIFO method by eliminating LIFO expenses related to inventory held at the New Madrid smelter and downstream facilities. Inventories at Gramercy and St. Ann are stated at lower of weighted average cost or market, and are not subject to the LIFO adjustment.

(c)	Reflects adjustments to reduce inventory to the lower of cost (adjusted for purchase accounting) or market value.

(d)	Represents the portion of the insurance settlement used for claim-related capital expenditures.

(e)	We use derivative financial instruments to mitigate effects of fluctuations in aluminum and natural gas prices. This adjustment eliminates the non-cash gains and losses resulting from fair market value changes of aluminum swaps, but does not affect the following cash settlements (received)/ paid:

	Twelve	Last Twelve	Nine Months	Nine Months
	Months Ended	Months Ended	Ended	Ended
	December 31,	September 30,	September 30,	September 30,
(in millions)	2008	2009	2008	2009
	$	$	$	$

Aluminum swaps — fixed-price	5.3	(88.6)	18.9	(75.0)
Aluminum swaps — variable-price	8.0	35.9	(5.7)	22.2
Natural gas swaps	3.7	27.7	0.3	24.3
Interest rate swaps	6.0	10.1	0.6	4.7

Total	23.0	(14.9)	14.1	(23.8)

The previous table presents cash settlement amounts net of early terminations of fixed-price aluminum swaps and bond buybacks.

(f)	During 2006, as mandated by Falconbridge Limited, our former parent entity, we entered into natural gas swaps for the period between April and December 2006 in response to rising natural gas costs at the end of 2005. Natural gas prices, however, decreased in 2006, and as a result, we generated losses on the natural gas swaps. Our credit agreements provide for the exclusion of losses incurred from those natural gas swaps.

(g)	Represents impact from inventory step-up and other adjustments arising from adjusting assets acquired and liabilities assumed in the Joint Venture Transaction to their fair values.

(h)	Reflects (i) the incremental insurance, audit and other administrative costs on a stand-alone basis, net of certain corporate overheads allocated by the former parent that we no longer expect to incur on a go-forward basis and (ii) the elimination of income from administrative and treasury services provided by Noranda Aluminum, Inc.’s former parent and its affiliates that are no longer provided.

(i)	Other items, net, consist of the following:

				Last Twelve
	Twelve Months	Twelve Months	Twelve Months	Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	September 30,	September 30,	September 30,
(in millions)	2006	2007	2008	2009	2008	2009
	$	$	$	$	$	$

Sponsor fees	—	2.0	2.0	2.0	1.5	1.5
Pension expense — non-cash portion	1.6	0.2	3.8	9.1	0.7	6.0
Employee compensation items	2.6	10.4	5.4	2.4	4.4	1.4
Loss on disposal of property, plant and equipment	0.9	0.7	8.6	11.3	2.5	5.2
Interest rate swap	—	—	6.0	10.1	0.6	4.7
Consulting and non-recurring fees	0.8	4.9	9.3	4.7	8.3	3.7
Restructuring-project renewal	—	—	7.4	7.4	—	—
Other	1.3	1.8	1.2	2.0	1.9	2.7

Total	7.2	20.0	43.7	49.0	19.9	25.2

Contractual Obligations and Contingencies

The following table reflects certain of our contractual obligations as of December 31, 2008(1).

							2014 and
(in millions)	Total	2009	2010	2011	2012	2013	beyond
	$	$	$	$	$	$	$

Long-term debt(2)	1,372.9	32.3	—	—	—	225.0	1,115.6
Interest on long-term debt(3)	478.8	76.4	74.6	74.6	74.6	71.1	107.5
Operating lease commitments(4)	9.7	2.5	2.2	2.0	1.5	0.7	0.8
Purchase obligations(5)	19.2	14.7	0.4	0.4	0.4	0.4	2.9
Other contractual obligations(6)(7)	204.5	19.8	16.3	17.4	18.7	20.0	112.3

Total	2,085.1	145.7	93.5	94.4	95.2	317.2	1,339.1

(1)	Subsequent to December 31, 2008, we have made repurchases of our outstanding debt, lowering our debt balances. Our total outstanding debt at December 31, 2009 was $952.2 million. Our annualized interest expense based on debt balances and interest rates at December 31, 2009 is approximately $34.5 million. In addition, in connection with the August 31, 2009 Joint Venture Transaction, we may assumed other contractual obligations and contingencies which are not reflected in the table.

(2)	We may be subject to required annual paydowns on our term B loan, depending on our annual performance; however, payments in future years related to the term loan cannot be reasonably estimated and are not reflected.

(3)	Interest on long-term debt was calculated based on the weighted-average effective LIBOR rate of 2.13% at December 31, 2008. The fronting fee and the undrawn capacity fee of the revolving credit facility are not included here. In addition, interest rate swap obligations are not included and interest is assumed to be paid entirely in cash, with the exception of the May 15, 2009 interest payment, for which we have elected to pay in kind.

(4)	We enter into operating leases in the normal course of business. Our operating leases include the leases on certain of our manufacturing and warehouse facilities.

(5)	Purchase obligations include minimum purchase requirements under New Madrid’s power contract over the 15-year life of the contract. Additionally, take-or-pay obligations related to the purchase of metal units through 2008 for Norandal, USA, Inc. are included, for which we calculated related expected future cash flows based on the LME forward market at December 31, 2008, increased for an estimated Midwest Premium.

(6)	We have other contractual obligations that are reflected in the consolidated financial statements, including pension obligations, asset retirement obligations and environmental matters, and service agreements. See the “Income Taxes” footnote to Consolidated Financial Statements for information regarding income taxes. As of December 31, 2008, the noncurrent portion of our income tax liability, including accrued interest and penalties, related to unrecognized tax benefits, was approximately $11.0 million, which was not included in the total above. At this time, the settlement period for the noncurrent portion of our income tax liability cannot be determined.

(7)	The GOJ and NBL are parties to an Establishment Agreement that governs the relationship between them as to the operation of our bauxite mine in St. Ann, Jamaica. On December, 31, 2009, NBL arrived at an understanding with the GOJ to amend the Establishment Agreement. This amendment sets the fiscal regime structure of the Establishment Agreement from January 1, 2009 through December 31, 2014. The amendment provides for a commitment by NBL to make certain expenditures for haulroad development, maintenance, dredging, land purchases, contract mining, training and other general capital expenditures from 2009 through 2014.

Quantitative and Qualitative Disclosures about Market Risk

In addition to the risks inherent in our operations, we are exposed to financial, market and economic risks. The following discussion provides information regarding our exposure to the risks of changing commodity prices and interest rates. The interest rate, aluminum and natural gas contracts are held for purposes other than trading. They are used primarily to mitigate uncertainty and volatility, and to cover underlying exposures.

Commodity Price Risks

In 2007 and 2008, we implemented a hedging strategy designed to reduce commodity price risk and protect operating cash flows in the upstream business. Beginning in first quarter 2009, we entered into fixed-price aluminum purchase swaps to lock in a portion of the favorable position of our fixed-price sale swaps. The average margin per pound was $0.40 locked in as of September 30, 2009. To the extent we have entered into offsetting fixed-price swaps, we are no longer hedging our exposure to price risk. In addition, in March 2009, we entered into a hedge settlement agreement allowing us to monetize a portion of these hedges and use these proceeds to repurchase debt.

Specifically, we entered into fixed-price aluminum sales swaps with respect to a portion of our expected future upstream shipments. Under this arrangement, if the fixed-price of primary aluminum established per the swap for any monthly calculation period exceeds the average market price of primary aluminum (as determined by reference to prices quoted on the LME) during such monthly calculation period, our counterparty in this hedging arrangement will pay us an amount equal to the difference multiplied by the quantities as to which the swap agreement applies during such period. If the average market price during any monthly calculation period exceeds the fixed-price of primary aluminum specified for such period, we will pay an amount equal to the difference multiplied by the contracted quantity to our counterparty.

Effective January 1, 2008, we designated these contracts for hedge accounting treatment, and therefore, gains or losses resulting from the change in the fair value of these contracts were recorded as a component of accumulated other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.

As a result of the New Madrid power outage during the week of January 26, 2009, and in anticipation of fixed-price aluminum purchase swaps described below, we discontinued hedge accounting for all of our aluminum fixed-price sale swaps on January 29, 2009.

As of September 30, 2009, we had outstanding fixed-price aluminum sale and purchase swaps that were entered into to hedge aluminum shipments:

	Average Hedged	Pounds Hedged
Year	Price per Pound	Annually
	$	(in thousands)

2009	1.09	72,268
2010	1.06	290,541
2011	1.20	272,570

		635,379

	Average Hedged	Pounds Hedged
Year	Price per Pound	Annually
	$	(in thousands)

2010	0.70	245,264
2011	0.76	231,838

		477,102

The net asset for the 477,102 pounds of sale swaps offset by purchase swaps is $191.3 million.

Natural Gas

We purchase natural gas to meet our production requirements. These purchases expose us to the risk of changing market prices. To offset changes in the Henry Hub Index Price of natural gas, we entered into financial swaps, by purchasing the fixed forward price for the Henry Hub Index and simultaneously entering into an agreement to sell the actual Henry Hub Index Price. The natural gas financial swaps we entered into prior to 2009 were not designated as hedging instruments. Accordingly, any gains or losses resulting from changes in the fair value of the financial swap contracts were recorded in (gain) loss on hedging activities in the consolidated statements of operations. During the fourth quarter of 2009, we entered into additional natural gas hedges. The following table summarizes our fixed price natural gas swaps per year as of December 31, 2009:

	Average Price per	Notional Amount
Year	Million BTU	Million BTU’s
	$

2010	7.30	8,012
2011	7.28	8,048
2012	7.46	8,092

The contracts entered into during the fourth quarter of 2009 were designated as hedges for accounting purposes. Accordingly, any effective gains or losses resulting from changes in the fair value of the gas swap contracts were recorded in accumulated other comprehensive income and any ineffective portions were recorded in (gain) loss on hedging activities in the consolidated statements of operations. Total volume per year for these trades are as follows (in millions of BTUs): 4,000 for 2010, 6,029 for 2011 and 6,069 for 2012.

Interest Rates

We have floating-rate debt, which is subject to variations in interest rates. On August 16, 2007, we entered into an interest rate swap agreement to limit our exposure to floating interest rates for the periods from November 15, 2007 to November 15, 2011. The interest rate swap agreement was not designated as a hedging instrument. Accordingly, any gains or losses resulting from changes in the fair value of the interest rate swap contract are recorded in (gain) loss on hedging activities in the consolidated statements of operations. As of September 30, 2009, the fair value of that contract was a $19.7 million liability. The following table presents the interest rate swap schedule as of September 30, 2009:

Date	Int Rate Swap Values
($ in millions)

11/16/2009	400.0
05/17/2010	250.0
11/15/2010	250.0
05/16/2011	100.0
11/15/2011	100.0
12/31/2011	—

Non-Performance Risk

Our derivatives were recorded at fair value, the measurement of which includes the effect of our non-performance risk for derivatives in a liability position, and of the counterparty for derivatives in an asset position. As of September 30, 2009, our $186.4 million of derivative fair value was in an asset position, which is net of a broker margin asset of $1.7 million. As such, in accordance with our master agreement described below, we used our counterparty’s credit adjustment for the fair value adjustment.

Merrill Lynch is the counterparty for a substantial portion of our derivatives. All swap arrangements with Merrill Lynch are part of a master arrangement which is subject to the same guarantee and security provisions as the senior secured credit facilities. At current hedging levels and given our locked-in aluminum sale swap value which acts as collateral for recent natural gas hedging activities, the master arrangement does not require us to post additional collateral or cash margin. However, in the future, as the locked-in aluminum sale swap value is monetized or rolls-off, we may be required to post collateral. The maximum amount of collateral that we would have to post pursuant to natural gas hedging activities cannot exceed $37.1 million. In the future, if we enter into additional hedging arrangements to mitigate commodity risk, we may be subject to higher maximum potential future collateral posting requirements. While management may alter our hedging strategies in the future based on our view of actual forecasted prices, there are no plans in place that would require us to post cash under the master agreement with Merrill Lynch.

We have also entered into variable-priced aluminum swaps with counterparties other than Merrill Lynch. To the extent those swap contracts are in an asset position for us, management believes there is minimal counterparty risk because these counterparties are backed by the LME. To the extent these contracts are in a liability position for us, the swap agreements provide for us to establish margin accounts in favor of the broker. These margin account balances are netted in the settlement of swap liability. At September 30, 2009, the margin account balances were $1.7 million.

BUSINESS

Company Overview

We are a leading North American integrated producer of value-added primary aluminum products and high quality rolled aluminum coils. We have two businesses: our primary metals, or upstream business, and our rolled products, or downstream business. Our upstream business consists of our aluminum smelter near New Madrid, Missouri, and supporting operations at our vertically integrated bauxite mine and alumina refinery. New Madrid has annual production capacity of approximately 580 million pounds (263,000 metric tonnes), which represents more than 15% of total U.S. primary aluminum production as estimated by CRU. Our downstream business is one of the largest aluminum foil producers in North America and consists of four rolling mill facilities with a combined maximum annual production capacity of 410 to 495 million pounds, depending on our production mix.

The integration in our upstream business provides security of raw material supply, which gives us a competitive advantage when supplies of alumina and bauxite are scarce. St. Ann provides a secure source of bauxite to Gramercy, which in turn provides a strategic supply of alumina to our New Madrid smelter at costs below recent spot market prices for alumina. Because our captive alumina and bauxite production capacity exceeds our internal requirements, we also sell these raw materials to third parties. The margin from these sales effectively lowers the cost of our alumina supply. In addition, we have a long-term, secure power contract at New Madrid that extends through 2020. This contract gives Noranda an advantage over aluminum smelters facing frequent power shortages or disruptions. In addition, our power costs are not linked to LME aluminum prices, unlike the power costs of some of our competitors, particularly in North America. We believe our combination of captive alumina and bauxite, secure electric power and strategically located assets gives us meaningful operating flexibility.

In addition to providing security of supply, we believe our fully integrated upstream cost structure benefits us in an environment of rising aluminum prices. Furthermore, the cost of our supply of alumina, which we own, is positively affected by a rising LME price due to our realization of higher margins on third-party sales of alumina and bauxite.

Primary aluminum is a global commodity and its price is set on the LME. Due to a long-term domestic supply deficit in the U.S. and transportation costs, our primary aluminum products typically earn a Midwest U.S. premium on top of the LME price, the sum of which is known as the MWTP. In addition, we typically sell a majority of our primary aluminum shipments in the form of value-added products, such as billet, rod and foundry, which include a fabrication premium over MWTP.

Our downstream business is a low-cost domestic producer of aluminum rolled products. We own and operate four rolling mills, including the West plant in Huntingdon, Tennessee, which is recognized by CRU as one of the most advanced rolled aluminum production facilities in North America. Versatile manufacturing capabilities and advantageous geographic locations provide our rolling mills with the flexibility to serve a diverse range of end-users. We believe that this flexibility, when combined with our strong customer service, product quality and strategic sales support, has allowed our downstream business to gain market share during a period of weakness in end-market demand. The downstream business prices its products at the MWTP plus a fabrication premium. Notwithstanding periodic metal margin gains or losses during times of volatility in aluminum prices, our downstream earnings are substantially insulated from fluctuations in primary aluminum prices. As a result, the downstream business’s performance is predominantly driven by fluctuations in volumes and the fabrication premium we are able to achieve. The geographic proximity of our upstream and downstream businesses creates a further degree of vertical integration, providing for additional operational flexibility.

The following chart indicates the percentages of sales represented by each of our segments for the periods presented:

	Pre-Predecessor	Predecessor		Successor
	Period from	Period from	Period from	Period from
	January 1,	August 16,	January 1,	May 18,		Nine Months	Nine Months
	2006 to	2006 to	2007 to	2007 to	Year Ended	Ended	Ended
	August 15,	December 31,	May 17,	December 31,	December 31,	September 30,	September 30,
	2006	2006	2007	2007	2008	2008	2009
	%	%	%	%	%	%	%
Upstream	54	54	55	51	60	60	49
Downstream	51	51	48	51	48	48	56
Corporate	—	—	—	—	—	—	—
Eliminations	(5)	(5)	(3)	(2)	(8)	(8)	(5)

	100	100	100	100	100	100	100

The following chart indicates the percentages of operating income represented by each of our segments for the periods presented:

	Pre-Predecessor	Predecessor		Successor
	Period from	Period from	Period from	Period from
	January 1,	August 16,	January 1,	May 18,		Nine Months	Nine Months
	2006 to	2006 to	2007 to	2007 to	Year Ended	Ended	Ended
	August 15,	December 31,	May 17,	December 31,	December 31,	September 30,	September 30,
	2006	2006	2007	2007	2008	2008	2009(1)
	%	%	%	%	%	%	%
Upstream	98	93	97	121	246	123	37
Downstream	8	12	9	8	(76)	—	30
Corporate	(6)	(5)	(6)	(29)	(70)	(23)	33
Eliminations	—	—	—	—	—	—	—

	100	100	100	100	100	100	100

(1)	All segments experienced operating losses during the nine months ended September 30, 2009.

Industry Overview

The aluminum industry consists broadly of upstream primary aluminum production and downstream rolled product manufacturing. Upstream production involves the power intensive process of producing primary aluminum from alumina, which is derived from the raw material bauxite. Downstream manufacturing involves the value-added process of converting primary aluminum into aluminum products, such as finstock, light gauge sheet, foil and other products.

Upstream Business.  Primary aluminum is a highly functional metal because of its metallurgical properties and environmentally friendly attributes, such as its light weight and recyclability. Significant amounts of aluminum are required for basic infrastructure and transportation needs and as growth trends in developing economies such as China, India and Russia continue, aluminum usage is expected to enjoy significant growth. Global trends by consumers and governments suggest a rising preference to use environmentally responsible materials which may drive increased intensity of use for aluminum versus other heavier materials that are not as frequently recycled. For example, in the automotive industry, the amount of aluminum per vehicle has steadily increased in recent years, helping to drive increased fuel efficiency and higher post-consumer recycling of automotive parts. In the field of electricity conductors, new power cable designs employ significantly more aluminum per cable foot in an effort to increase efficiency and conductivity. As energy and resource conservation and post-consumer recycling efforts continue to intensify, aluminum demand is expected to benefit.

Following significant weakness related to the global recession and credit crisis which began in late 2007 and continued through 2009, aluminum prices have begun to recover, rising just over 75% through December 31, 2009 from their record lows reached in February 2009. Prices would need to rise by almost

50% from December 31, 2009 levels to equal peak prices reached in July 2008. Pressure remains on global producers to cut operating costs.

According to CRU, the global business operating production cost curve for aluminum has fallen significantly from year-end 2008 to September 30, 2009. This decrease is related to the following:

•	lower costs for alumina, which is indexed to the LME price of aluminum for many global producers;

•	decreased power costs, due to changes in power tariffs by regulatory authorities around the world and, in some cases, indexing of power prices to the LME price of aluminum;

•	emergence of approximately one million metric tonnes per year of new low-cost capacity outside of China;

•	shut-down of approximately three and a half million metric tonnes per year of high-cost global capacity (after accounting for recent restarts), including nearly one-third of U.S. smelter capacity; and

•	large regional LME hub premiums (such as the Midwest premium Noranda earns), which analysts measure as a credit against producers’ cash costs.

While primary aluminum demand has improved since the trough in prices in early 2009, global inventories remain high, and end-market demand, particularly in North America, has been slow to recover. Weakness in the supply and demand balance has been offset, in part, by curtailment of global production capacity as well as strong recent growth and stimulus measures in emerging economies and particularly, China. Metal premiums in South East Asia, Europe and the U.S. have risen in relation to the LME price, aided by improving demand, metal financing contracts and net imports into China tightening the spot market. Higher premiums in Asia and a recovery from the trough in the U.S. economy has aided U.S. producers and lifted MWTP. In 2010, global demand is expected to grow by approximately 13% over 2009 levels according to CRU. In addition, there is a shortage of domestically produced primary aluminum in the U.S. United States aluminum production is approximately 52% of the total of U.S. aluminum demand per 2008 CRU production and demand statistics.

The following chart illustrates the expected growth in aluminum global consumption, according to CRU. Demand is expected to increase by 22% from 2008 to 2012, and by nearly 81% between 2008 and 2020.

Source: CRU

Notwithstanding weakness in the current and recent supply and demand trends for aluminum, we believe the medium and long-term supply and demand outlook for aluminum supports sustainable, higher LME prices due to the following trends:

•	global demand driven by long-term and sustained economic growth, higher standards of living and increased demand from emerging markets, especially China and India;

•	long-term world-wide increases in the cost of power, which is a significant input cost in the production of primary aluminum;

•	barriers to entry for greenfield smelters due to high capital costs, long lead time to market, required regulatory approvals and increasing scarcity of power;

•	substitution away from other metals (e.g., steel and copper) to aluminum due to aluminum’s strength-to-weight and value-to-weight ratios and relative price compared to other metals; and

•	a weaker U.S. dollar relative to historical periods.

We are a North American producer with a majority of our primary aluminum sales in the form of value-added products delivered within a one day delivery radius of New Madrid. Therefore, while global market trends determine the LME price and impact our margins, domestic supply and demand for our value-added products also directly impact our margins.

Similar to the trend in the cost to produce aluminum, the global business operating production cost curve for alumina has fallen significantly from an average of $259 per tonne in calendar year 2008 to $211 per tonne in the first three quarters of 2009. The decrease in alumina refining costs has been driven by lower input costs and capacity rationalization.

The bulk of smelter grade alumina is generally sold on a contract basis with prices typically ranging from 12-15% of the LME price depending on the contract term and alumina market dynamics. The spot alumina market has improved following rationalization of high-cost alumina refinery capacity and postponement of large greenfield projects in response to record low alumina prices earlier this year. CRU estimates that around a fifth of global alumina capacity was idle in the early part of this year. More recently, there have been restarts in refining capacity accompanying restarts in smelting capacity within China. Recently, the Atlantic region, where we sell our alumina, has seen particularly strong support for alumina prices due to the closure of a greater portion of alumina production capacity versus other regions according to CRU. Transaction prices for smelter grade alumina in the Atlantic region are strong relative to historic ranges due, we believe, to a supply/demand balance that is relatively tight.

Downstream Business.  Our downstream business is a leading producer of foil and certain light gauge sheet products. Industry-wide, these two product groups accounted for approximately 1.5 billion pounds of demand in North America in 2008.

Profit margins in the downstream business are generally unaffected by short-term volatility in the underlying LME price. The price of any given end-product is equal to the cost of the metal, or MWTP, plus a negotiated fabrication premium. These fabrication premiums are determined in large part by industry capacity utilization, which in turn is driven by supply-demand fundamentals for our product. Since 2007, the downturn in the U.S. economy generally and the housing market in particular have resulted in lower industry volumes and, in addition, reduced fabrication premiums in certain key product areas.

Competitive Strengths

Vertically Integrated Assets and Long-term Electricity Supply.  Our vertical integration and long-term electricity supply result in a high correlation between changes in the MWTP and our operating earnings. Our upstream business is integrated from bauxite to alumina to primary aluminum metal. In strengthening LME environments, the net cost of our alumina generally becomes increasingly attractive relative to contracted and spot market alumina prices. We believe that this cost advantage in rising markets and the security of our bauxite and alumina supply provide us with a competitive advantage versus aluminum producers that are dependent on LME price indexed alumina supplies. At New Madrid, we seek to maximize value-added product sales, but in weak markets, our downstream business provides a reliable source of commodity grade ingot demand. Power is the most significant component of our upstream cash cost to produce primary aluminum. Our New Madrid smelter has entered into a long-term power supply contract through May 2020, ensuring the secure supply of power. This contract gives Noranda an advantage over aluminum smelters facing frequent power shortages or disruptions. In addition, our power costs are not linked to LME aluminum prices, unlike the power costs of some of our competitors, particularly in North America.

Strong Liquidity Position.  As of January 12, 2010, we had $227.8 million of cash and revolving credit facility available borrowings. As of December 31, 2009, we had cash and revolving credit facility borrowings available totaling $167.9 million. As of the date of this prospectus, we had $127.3 million of locked in hedge gains that we will receive during the course of 2010 and 2011 or which we have the option to monetize early to retire debt under our hedge settlement agreement. In 2010, through the date of this prospectus, we have used available cash balances to repay $150.0 million of our revolving credit facility borrowings. In the year ended December 31, 2009, our cash interest payments totaled $17.3 million, following our elections to pay interest in-kind on our HoldCo Notes and AcquisitionCo Notes beginning in the third quarter of 2008. We also have no debt maturities prior to 2013 and no maintenance covenants in our debt facilities. The combination of significant sources of liquidity, a low cash interest burden relative to our debt and no near-term maturities provides for our favorable liquidity position and the ability to invest in and grow our business.

Strategically Located Assets.  The ease of access and proximity of Gramercy to St. Ann and New Madrid to Gramercy provide us with an attractive freight cost advantage. New Madrid is the closest Midwest smelter to the Gulf Coast, the location of our alumina refinery and the entry point for approximately 75% of the alumina shipped to the U.S. We believe this proximity allows our New Madrid smelter to source its alumina from Gramercy at an advantageous freight cost compared to other U.S. based smelters. In addition, our New Madrid smelter is located in close proximity to its customers, with more than 80% of shipments to customers located within a one-day truck delivery distance.

High Quality Downstream Assets.  Our downstream business’s largest rolling mill, the Huntingdon — West facility, is recognized by CRU as one of the most advanced rolled aluminum production facilities in North America. This mill began production in 2000 at a capital cost of $238 million and has the lowest conversion cost (excluding metal) for foil stock production in North America, according to CRU. We have the ability to shift production and produce a variety of products based on customer demand and forecasted volume, pricing and profitability trends. Our rolling mills are designed and configured to produce a broad suite of products, which permits rapid reaction to changing customer and market demand. In turn, the ready supply of commodity primary aluminum production provides security of supply to our downstream facilities, thereby allowing us to take advantage of short-term surges in downstream demand.

Experienced Management Team.  We have a seasoned management team, whose members average more than 21 years of experience in cyclical and commodity industries. Our senior management team, led by CEO and President Layle K. “Kip” Smith, has achieved substantial cost-cutting and commercial goals since the onset of the global economic slowdown, allowing us to operate in the midst of a severe downturn in aluminum pricing and demand, while positioning us for better performance as markets return. Financial discipline has been a priority, including the strict control of operating expenses and cash flow.

Business Strategy

Expand Our Production and Sales.  Over the five years ending in 2008, we increased our upstream production by 37 million pounds and we believe we will have similar opportunities to increase production through major capital investments and debottlenecking projects in the future. We are also undertaking a capital project to expand capacity at our rod mill at New Madrid, given strong trends in the market for rod used in conductor applications. In addition to the significant sales opportunities for smelter grade alumina and bauxite, which we now have by virtue of our sole ownership of our alumina refinery and bauxite mining operation, we believe there is an opportunity to increase our sales of hydrate, or chemical grade alumina, an attractive specialty product.

Pursue Opportunistic External Growth.  We regularly review potential opportunities to acquire additional upstream and downstream businesses. We recently completed the Joint Venture Transaction, which offers us the opportunity to increase our sales and subsidize our smelter operating costs. Our focused commercial activities since the closing of the Joint Venture Transaction have yielded sufficient contracted demand to support full production levels at our alumina refinery through 2012. Operating at full production volumes will allow us to better leverage the fixed costs at our refinery. In addition, we believe that there are meaningful cost-cutting opportunities at Gramercy and St. Ann. The Joint Venture Transaction and subsequent increase in our alumina sales to third parties serve to increase the impact of changes in the LME price on our operating cash flow.

Focus on Productivity Improvements.  Our management team is committed to reducing costs at our production facilities by investing in high-return capital improvements, optimizing labor productivity and implementing projects that improve the operating and energy efficiencies of our production processes. In late 2008, we initiated a comprehensive productivity program called Cost-Out Reliability and Effectiveness, or “CORE.” Through September 30, 2009, CORE generated approximately $35 million in cost savings from headcount reductions and operating improvements. We believe that opportunities exist to drive additional cost savings and efficiencies, particularly at Gramercy and St. Ann. Our upstream cash cost of primary aluminum has declined from $0.81 per pound for the full year ended 2008 to $0.76 per pound for the nine months ended September 30, 2009. This significant improvement, which occurred notwithstanding the inefficiencies from low capacity utilization rates at New Madrid in 2009, has been driven by CORE as well as favorable price trends in some of our major cost inputs, including natural gas and caustic soda. In the downstream business, we have identified and implemented the early stages of various capital projects that will increase our ability to use scrap metal to reduce costs. In addition, we maintain lean manufacturing and Six Sigma programs to rationalize our cost base in the upstream and downstream operations.

Maximize Cash Flow.  Senior management has implemented a focused strategy to maximize profitability and cash flow. Our ability to maintain positive cash flows from operations during the recent economic downturn and concurrent smelter production outage is a testament to our strong focus on cash conservation and productivity. In addition, we have been able to generate significant cash flow through the prudent management of working capital, capital expenditures and operating expenses. We intend to continue this keen focus on cash flow, even as market conditions improve. From the date of the Apollo Acquisition through September 30, 2009, working capital reductions contributed $145 million to cash flow from operating activities, and we will continue to target working capital efficiencies throughout our businesses without sacrificing our product availability or lead times.

Improve Capital Structure and Financial Profile.  Since the Apollo Acquisition through September 30, 2009, we have retired or repurchased $453 million principal amount of our indebtedness. These debt reductions, which were funded with cash flow generated from our operations and gains realized from aluminum hedges, have led to significant equity value creation while allowing us to maintain a strong liquidity position. In addition to reducing leverage, we seek to improve our financial profile by mitigating our exposure to rising input costs and falling product prices. We believe that prudent and opportunistic hedging of the commodities that impact our business, including aluminum, natural gas and crude oil, allows us to protect the value of our enterprise from large and sometimes rapid commodity price fluctuations. In October and November of 2009, we entered into natural gas purchase swaps that raised our hedge profile to approximately

45% of our forecasted natural gas needs in each of 2010, 2011 and 2012. In addition, approximately 8% of our 2010 and 2011 aluminum sales are hedged at fixed prices. We continue to evaluate our hedging strategy based on our financial leverage and our view of actual and forecasted commodity prices.

Enhance Safety Performance and Continue Stable Employee Relations.  We believe that maintaining employee safety and a positive working relationship with our employees are key drivers of a well performing business. We have consistently improved our company-wide safety performance through focused procedures and training programs. In 2009, our company-wide annual number of recordable safety incidents per man hour had decreased by over 45% from 2005 levels. There have been no significant labor disruptions at any facility under our management since 1996 and we have recently successfully renegotiated agreements with our labor unions, including at St. Ann in 2008 and at our downstream rolling mill in Salisbury, North Carolina in 2009.

The Transactions

The Apollo Acquisition was consummated on May 18, 2007, when Noranda AcquisitionCo acquired the Noranda aluminum business of Xstrata (Schweiz) A.G., or “Xstrata,” by acquiring the stock of a subsidiary of Xstrata. Noranda HoldCo and Noranda AcquisitionCo were formed by Apollo solely for the purpose of completing the Apollo Acquisition.

In order to partially finance the Apollo Acquisition, Noranda AcquisitionCo issued the AcquisitionCo Notes and entered into senior secured credit facilities, consisting of a term loan and a revolving credit facility. For a more detailed discussion of the AcquisitionCo Notes and existing senior secured credit facilities, see “Description of Certain Indebtedness.” As used in this prospectus, the term “Apollo Transactions” means, collectively, the Apollo Acquisition and the related financings.

In addition, at the time of the Apollo Acquisition, Apollo, in exchange for common stock of Noranda HoldCo, contributed cash of $214.2 million to Noranda HoldCo, which was contributed to Noranda AcquisitionCo. The proceeds from the issuance of AcquisitionCo Notes, borrowings under the existing senior secured credit facilities and the investment by Apollo were used to pay the purchase price for the Apollo Acquisition. Subsequent to the Apollo Acquisition, on May 29, 2007, certain members of management of Noranda HoldCo contributed an additional $1.9 million in cash to Noranda HoldCo, in exchange for common stock of Noranda HoldCo.

On June 7, 2007, Noranda HoldCo issued the HoldCo Notes. Noranda HoldCo used the proceeds from the offering of the HoldCo Notes, as well as $4.3 million of cash on hand, to pay a $216.1 million net cash distribution to its stockholders, which included Apollo and certain members of its management, to make a cash payment of $4.1 million to its optionholders (as part of an adjustment to preserve the value of the Noranda HoldCo options following the dividend), and to pay for fees and expenses related to the offering of the HoldCo Notes.

Prior to December 31, 2005, Xstrata accumulated a 19.9% ownership interest in Falconbridge Limited, which owned 100% of Noranda Aluminum, Inc. at that time. On August 15, 2006, through a tender offer, Xstrata effectively acquired the remaining 80.1% of the outstanding shares in Falconbridge Limited by which Noranda Aluminum, Inc. became Xstrata’s wholly owned subsidiary. We refer to this acquisition as the “Xstrata Acquisition.”

Primary Metal — Upstream Business

Business Overview.  The upstream business is vertically integrated with operations in bauxite mining, alumina refining and aluminum smelting.

The process of making aluminum is power intensive and requires a large amount of alumina (aluminum oxide), which is derived from the raw material bauxite. Approximately four pounds of bauxite are required to produce approximately two pounds of alumina, and the two pounds of alumina will produce approximately one pound of aluminum.

All of our primary aluminum production occurs at our smelter in New Madrid, which has production capacity of approximately 580 million pounds (263,000 metric tonnes) of primary aluminum annually. The plant site also includes a fabrication facility that converts molten aluminum into value-added products. The fabrication facility has the capacity to produce annually approximately 160 million pounds of rod, 286 million pounds of extrusion billet and 75 million pounds of foundry ingot. Molten aluminum that is not used in these product lines is produced as primary ingots for transfer to our downstream business or sale to other aluminum fabricators.

A majority of our value-added products are sold at the prior month’s MWTP plus a fabrication premium. Our value-added products are supported by excellent customer service and delivery, which we believe results in a higher net realized price versus some of our competitors. Our major target customers are located in the Midwestern United States and Mexico, with 90% of our customers within one-day truck delivery.

New Madrid Primary Aluminum Smelter.  New Madrid produces approximately 580 million pounds (263,000 metric tonnes) of primary aluminum annually at full capacity, accounting for approximately 15% of total United States primary aluminum production. New Madrid is strategically located as the closest Midwest facility to the supply of alumina. It is also located in an area with abundant sources of electrical power. See “— Raw Materials and Supply” below. The smelter was built in 1971 and underwent significant capacity expansions in 1976, 1983 and 2001. The smelter is located aside the Mississippi River near New Madrid, Missouri. It occupies 250 acres, including 44 acres under roof, of the 4,200 acre St. Jude Industrial Park, the largest industrial park in the State of Missouri. Noranda owns and manages approximately 2,600 acres of the St. Jude Industrial Park, providing us land for either expansion or sale to prospective tenants.

In January 2009, an ice storm disrupted the power grid throughout Southeastern Missouri. The resulting power outage disabled two of New Madrid’s three production lines, initially reducing our daily production to 25% of pre-outage levels. This event had a substantial negative impact on our 2009 operating results By December 31, 2009, we had restored New Madrid’s production to 80% of pre-outage volumes and we are currently scheduled to return daily production to 100% of capacity during the first quarter of 2010. We reached a settlement with our insurance providers equal to approximately $68 million, all of which had been received by September 30, 2009. As of September 30, 2009, approximately $11.5 million and $24.0 million had been spent on capital expenditures and costs related to the restoration program, respectively, with $32.0 million of settlement funds remaining and earmarked to fund the completion of the restoration program by early 2010.

The smelter is fully integrated with its own raw material unloading facility, environmental control systems and aluminum reduction plant, including carbon anode fabrication. New Madrid has three production lines. This diversity of lines facilitates the maintenance of steady production levels near full capacity and, in rare instances of severe production threats such as the power outage from the ice storm in early 2009, helps insulate us from complete plant shutdowns

The plant site also includes a fabrication facility for the production of continuous cast rod, extrusion billet and foundry ingot. This business converts molten aluminum into value-added products. The fabrication facility has the capacity to produce annually approximately 160 million pounds of rod, used mainly for electrical applications and steel de-oxidation; 286 million pounds of extrusion billet, used mainly for building construction and architectural and transportation applications; and 75 million pounds of foundry ingot, used mainly for transportation. New Madrid produces 18% of the rod manufactured in North America and supplies 9% of North American primary extrusion billet. Molten aluminum that is not used in these product lines is produced as primary ingots for transfer to our downstream business or sale to other aluminum fabricators.

A majority of the products are sold at the prior month’s MWTP plus a fabrication premium. The remainder is either sold at current month pricing plus the MWTP or is fixed 30 days prior to the pricing period. The products are considered to be premium priced and supported by excellent customer service and delivery. Our major target customers are located in the Midwestern United States and Mexico, with the majority of these customers within one-day truck delivery. We employ on average approximately 900 people at New Madrid.

Competition.  The market for primary aluminum is diverse and highly competitive. We believe that we compete on the basis of price, quality, timeliness of delivery and customer service, with our focus on the latter three areas. We also compete on a global basis with other producers and other materials on the basis of cost. The marginal cost of these producers who are in the highest cost quartile is one factor in determining the market price for aluminum. Aluminum also competes with other materials such as steel, plastic, copper, titanium and glass based upon functionality and relative pricing.

Raw Materials and Supply.  Energy and alumina are the main cost components for primary aluminum production.

Energy.  The smelter is located in an area with abundant sources of electrical power. New Madrid has a power purchase agreement with Ameren, pursuant to which New Madrid has agreed to purchase substantially all of its electricity through May 2020. This contract is for regulated power and cannot be altered without the approval of the Missouri Public Service Commission. Ameren applied for an 18% rate increase in July 2009 and we expect a ruling from the Missouri Public Service Commission not later than June 24, 2010. In addition to opposing the rate increase request by Ameren, we are currently negotiating with consumer groups on rate design to obtain relief in our power rates regardless of any rate increase. However, if Ameren is fully successful in its rate request and we are unsuccessful in our rate design settlement with other consumer groups, New Madrid’s costs will increase by as much as $24 million annually.

Our Gramercy refinery has contracts with two local suppliers of natural gas, Coral Energy Resources, L.P. and Atmos Energy Marketing, LLC, which each expire on April 30, 2010. These contracts guarantee a secure supply of natural gas at a price based on the Henry Hub Index plus transportation/ pipeline costs. In addition, our contract with Atmos provides security in case of a short-term supply emergency (such as a hurricane or other force majeure situation), by granting Gramercy the option to obligate Atmos to utilize its storage assets to supply Gramercy’s full natural gas supply requirements.

Fuel is a substantial component of the cost structure at our St. Ann bauxite mine and is generally linked to the price of oil. Our fuel costs may fluctuate, and we may not be able to mitigate the effect of higher fuel costs. Any increases in fuel costs could cause our operating costs to increase and negatively affect our financial condition, results of operations and cash flows.

Raw materials.  Our upstream business is fully integrated from bauxite to alumina to primary aluminum metal, ensuring security of raw material supply at long-term competitive costs. Our aluminum smelter in New Madrid, Missouri receives substantially all of its alumina requirements from Gramercy. We believe New Madrid has a freight cost advantage relative to other smelters because of the proximity of Gramercy to St. Ann and New Madrid to Gramercy. In addition, New Madrid is the closest Midwest smelter to the Gulf Coast, the entry point for approximately 75% of the alumina shipped to the United States based on statistics by Brook Hunt, a leading international mining and metals consulting firm. We believe our location allows New Madrid to internally source its alumina from Gramercy or purchase alumina from third parties at a lower freight cost than other U.S. based smelters.

At the Gramercy refinery, bauxite is chemically refined and converted into alumina, the principal raw material used in the production of primary aluminum. Extensive portions of the Gramercy refinery were rebuilt and modernized from 2000 through 2002. Gramercy has an annual production capacity of 1.2 million metric tonnes of alumina, approximately 40% of which is supplied to our New Madrid facility. The Gramercy refinery is the source for the vast majority, if not all, of New Madrid’s alumina requirements. New Madrid purchases alumina from time to time from third parties, but the quantities are minimal. The remaining alumina production at the Gramercy refinery that is not taken by New Madrid is in the form of smelter grade alumina and alumina hydrate, or chemical grade alumina. This alumina is sold to third parties and used to effectively reduce the cost of New Madrid’s alumina supply.

Bauxite is the principal raw material used in the production of alumina and substantially all of the bauxite used at our Gramercy refinery is purchased from St. Ann. We transport bauxite from St. Ann to Gramercy by oceangoing vessels, which are the only available means of transportation. We currently have a contract through December 2010 (with an option to renew through December 2011) with a third-party for bauxite ocean vessel freight, which contains escalators related to the cost of fuel. The contract was negotiated at arm’s length in 2006 based upon a tendering process that included identifying the availability of vessels equipped to carry bauxite in the volumes and frequencies required and related costs.

We operate the St. Ann bauxite mine through Noranda Bauxite Limited, a Jamaican limited liability company formerly known as St. Ann Bauxite Limited. NBL’s bauxite mining assets consist of: (1) a concession from the Government of Jamaica, or “GOJ,” to mine bauxite in Jamaica through 2030 and (2) a 49% interest in St. Ann Jamaica Bauxite Partnership, or “SAJPB,” which holds the physical mining assets and conducts the mining and related operations pursuant to the concession. The GOJ owns the remaining 51% of SAJPB. The physical mining assets consist primarily of rail facilities, other mobile equipment, dryers and loading and dock facilities. The age and remaining lives of the mining assets vary and they may be repaired or replaced from time to time as part of SAJBP’s ordinary capital expenditure plan. Under the terms of the GOJ concession, SAJBP mines the land covered by the concession and the GOJ retains surface rights and ownership of the land. The GOJ granted the concession and entered into other agreements with NBL for the purpose of ensuring the Gramercy plant will have sufficient reserves to meet its annual alumina requirements and existing or contemplated future obligations under third-party contracts. Under the concession, NBL is entitled annually to ship 4.5 million dry metric tonnes (“DMT”) of bauxite from mining operations in the specified concession area through September 30, 2030. The GOJ is required to provide additional concessions if the specified concession does not contain sufficient quantities of commercially exploitable bauxite. NBL is responsible for reclamation of the land that it mines. In addition, NBL assumed reclamation obligations related to operations prior to the acquisition of the St. Ann mining operations from Kaiser Aluminum & Chemical Company in 2004. The outstanding reclamation liability at December 31, 2008 was $7.4 million.

Pursuant to an Establishment Agreement that governs the relationship between NBL and the GOJ, NBL manages the operations of the partnership (SAJPB), pays operating costs and is entitled to all of its bauxite production. NBL pays the GOJ according to a negotiated fiscal structure, which consists of the following elements: (i) a royalty based on the amount of bauxite mined, (ii) an annual “asset usage fee” for the use of the GOJ’s 51% interest in the mining assets, (iii) customary income and other taxes and fees, (iv) a production levy, which was waived for certain historical periods, but which is applicable in 2009 and future periods, and (v) certain fees for lands owned by the GOJ that are covered by the concession. In calculating income tax on revenues related to sales to our Gramercy refinery, NBL uses a set market price, which is negotiated periodically between NBL and the GOJ.

Currently, approximately 50% of the bauxite from St. Ann is refined into alumina at our Gramercy refinery, and the remainder is sold to Sherwin Alumina Company. These third-party sales reduce the net cost of bauxite transferred to Gramercy. During the years ended December 31, 2006, 2007 and 2008, St. Ann mined 4.9 million, 4.5 million and 4.5 million DMTs of bauxite, respectively.

Sales and Marketing; Customers.  We employ a sales force consisting of inside and outside salespeople. Inside salespeople are responsible for maintaining customer relationships, receiving and soliciting individual orders and responding to service and other inquiries by customers. Our outside sales force is responsible for identifying potential customers and calling on them to explain our services as well as maintaining and expanding our relationships with our current customers. The sales force is trained and knowledgeable about the characteristics and applications of various metals, as well as the manufacturing methods employed by our customers.

Our sales and marketing focus is on the identification of original equipment manufacturers, or “OEMs”, and other metals end-users that could achieve significant cost savings through the use of our inventory management, value-added processing, just-in-time delivery and other services. We use a variety of methods to identify potential customers, including the use of databases, direct mail and participation in manufacturers’ trade shows. Customer referrals and the knowledge of our sales force about regional end-users also result in the identification of potential customers. Once a potential customer is identified, our outside salespeople assume responsibility for visiting the appropriate contact, typically the vice-president of purchasing or operations and business owners.

All of our value-added (billet, foundry, rod) sales are on a negotiated price basis. In some cases, sales are the result of a competitive bid process where a customer provides a list of products, along with requirements, to us and several competitors and we submit a bid on each product. We have a diverse customer base, with no single customer accounting for more than 8% of our net sales in each of the last three full fiscal years. In 2008 and through the first nine months of 2009, our ten largest customers represented 45% and 44%, respectively, of our net upstream sales.

Rolling Mills — Downstream Business

Business Overview.  Our downstream business is an integrated manufacturer of aluminum foil and light sheet and is recognized by CRU as one of the most advanced rolled aluminum production facilities in North America. Our rolling mills are located in the southeastern United States, in Huntingdon, Tennessee, Salisbury, North Carolina and Newport, Arkansas, with a combined maximum annual production capacity of 410 to 495 million pounds, depending on our production mix. Our products include heavy gauge foil products such as finstock and semi-rigid container stock, light gauge converter foils used for packaging applications, consumer foils and light gauge sheet products such as transformer windings and building products. We primarily sell our products to OEMs of air conditioners, transformers, semi-rigid containers and foil packaging, most of whom are located in the eastern and central part of the United States. Our plants are well situated to serve these customers and approximately 66% of sales are within a one-day delivery distance, resulting in freight savings and customer service benefits. Versatile manufacturing capabilities and advantageous geographic locations provide our rolling mills the flexibility to serve a diverse range of end uses while maintaining a low cost base. Our downstream business maintains a continuous improvement philosophy rooted in a Six Sigma culture to minimize variation and help optimize manufacturing and related processes. Additionally, the Huntingdon site has ISO 9001-2000 certification from the International Organization for Standardization with regards to its quality management system. Our products are produced at our four rolling mill facilities:

Plant	Location	Maximum Capacity		Products
(in pounds)

Huntingdon — West	Huntingdon, TN	235 million		Finstock, container stock, intercompany reroll and miscellaneous heavy gauge products
Huntingdon — East	Huntingdon, TN	130 million		Finstock, transformer windings, household foil, and miscellaneous heavy gauge products
Salisbury	Salisbury, NC	95 million		Light gauge products including flexible packaging, finstock, lithographic sheet, intercompany reroll and miscellaneous leveled products
Newport	Newport, AR	35 million		Light gauge products including flexible packaging

Total		495 million	(1)

(1)	Capacity includes intra-company reroll. Based on production mix at December 31, 2009, effective annual capacity of our rolling mills is 410 million pounds.

We price our products at the MWTP plus a negotiated fabrication premium. The fabrication premium is designed to cover all conversion costs to fabricate the rolled products and allow for a profit margin. The cost of primary metal is passed through to customers. Therefore, our profitability is largely insulated from movement in aluminum prices. We use both primary aluminum, which is sourced from various smelters, and discounted metal units, which usually take the form of scrap or recycled scrap ingot. We seek to maximize profitability by optimizing both the mix of rolled products produced and the prime-to-scrap ratio in our metal feed. Historically, approximately 15% of our upstream business’s primary aluminum production is shipped to our downstream mills, providing security of supply to our downstream facilities, and allowing us to take advantage of short-term surges in demand.

Competition.  The aluminum rolled products market is highly competitive. We face domestic competition from a number of companies in the markets in which we operate. Our primary competitors are JW Aluminum, Aleris and Hindalco (Novelis). Some of our competitors are substantially larger, have more diversified operations, and compete in product lines in which we do not operate. We also face competition from imports, mainly from Asia. The factors influencing competition vary by region and end-use, but we generally compete on the basis of our value proposition, including price, product quality, the ability to meet customers’ specifications, range of products offered, lead times, technical support and customer service.

In addition to competition from within the aluminum rolled products industry, the industry faces competition from non-aluminum materials. In the packaging market, aluminum rolled products’ primary competitors are plastics and cardboard. However, for our most important heat exchanger customers, usage of aluminum finstock is well entrenched because no other material offers more favorable economics. Factors affecting competition with substitute materials include technological innovation, relative prices, ease of manufacture, consumer preference and performance characteristics.

Raw Materials and Supply.  The principal raw materials that we use in rolled products manufacturing include primary aluminum, recycled aluminum and alloying elements. Total metal units purchased in 2008 were approximately 371 million pounds. These raw materials are generally available from several sources and are not subject to supply constraints under normal market conditions. We also consume considerable amounts of energy in the operation of our facilities, which is a significant component of our non-metal conversion costs.

In the downstream business, natural gas and electricity represented 100% of our energy consumption in 2008. Fuel oil can be used at our Salisbury plant as a substitute for natural gas, but was not consumed in 2008. The majority of energy usage occurs during the melting/casting process in the form of natural gas. Most of our electricity is consumed in the cold rolling process. We purchase our natural gas on the open market. Recent natural gas pricing volatility in the United States has decreased our energy cost. The forward natural gas purchase contracts we may enter into from time to time help mitigate gas price volatility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures about Market Risk” for a summary of the price and quantity of these contracts.

Electricity is purchased through medium-term contracts at competitive industrial rates from regional utilities supplied through local distributors. Supply reliability at all plants has been excellent.

Sales and Marketing; Customers.  Our sales force consists of inside and outside salespeople. Our outside sales force is primarily responsible for identifying potential customers and calling on them to negotiate profitable business and handling any subsequent issues that may arise. Inside salespeople are primarily responsible for maintaining customer relationships, receiving and soliciting individual orders and responding to service and other inquiries by customers. The sales force is trained and knowledgeable about the characteristics and applications of our various products, as well as our manufacturing methods and the end-use markets in which our customers are involved.

Our sales and marketing focus is on servicing OEMs who are major participants in the markets where our products are used as inputs. However, our staff participate in industry groups and attend trade shows in order to keep abreast of market developments and to identify potential new accounts. Once a potential new customer is identified, our outside salespeople assume responsibility for visiting the appropriate contact, typically the purchasing manager or manager of operations, to explore and develop business opportunities.

Nearly all business is conducted on a negotiated price basis with a few sales made at list prices, typically to smaller accounts.

Our downstream business has a diverse customer base. Prior to 2009, no single customer accounted for more than 10% of our net sales in each of the last three years. At September 30, 2009, one customer represented 14% of downstream net year-to-date sales. In 2008 and through the first nine months of 2009, our ten largest downstream customers represented 50% and 58%, respectively, of downstream net sales. Of our ten largest customers, we have done business with eight for ten years or more, and with six for 20 years or more.

Products.  Aluminum foil has several outstanding characteristics that account for a wide range of commercial applications:

•	long life: the aluminum surface has a natural hard, transparent layer of oxide which substantially precludes further oxidation;

•	high electrical and thermal conductivity;

•	nontoxic and nonabsorbent;

•	excellent moisture barrier even at thicknesses less than the diameter of a human hair;

•	light weight;

•	highly reflective and attractive in appearance;

•	“dead fold” for packaging applications;

•	the most plentiful metal in the earth’s crust;

•	the most recycled packaging material in the world; and

•	attractive cost-to-weight ratio compared to other metals such as copper and tin.

We have a variety of distinctive product and service capabilities, providing us with a strong competitive position. Our main product lines are the following:

•	Finstock: Bare aluminum foil and sheet ranging in gauge from 0.002” to 0.007” is widely used as a heat exchanger in air conditioners because it provides more heat transfer area per unit of cost than any other material. Aluminum sheet and foil finstock are used in commercial, residential and automotive applications.

•	Semi-Rigid Containers: These products are typically made with harder alloys than finstock although the range of gauges is similar, encompassing both foil and light sheet. Formed, disposable aluminum containers are among the most versatile of all packages and are widely used for pre-packaged foods, easily withstanding all normal extremes of heating and freezing.

•	Flexible Packaging: Aluminum foil is laminated to papers, paperboards and plastic films to make flexible and semi-rigid pouches and cartons for a wide range of food, drink, agricultural and industrial products. The laminating process is known as “converting,” hence the term “converter foil” for rolled aluminum products used in this application.

•	Transformer Windings: Aluminum sheet cut into strips and insulated is widely used as the conducting medium that forms the windings of electrical transformers widely used on power grids. Aluminum’s relatively low cost is key to this application.

Facilities.  We operate four plants at three locations in the southeastern United States and our divisional offices, which consist of leased office space aggregating to approximately 30 thousand square feet are located at our corporate headquarters in Franklin, Tennessee.

		Number of
Plant	Location	Employees

Huntingdon — West	Huntingdon, TN	357	(1)
Huntingdon — East	Huntingdon, TN	0	(2)
Salisbury	Salisbury, NC	147
Newport	Newport, AR	98
Divisional Office	Franklin, TN	18

Total		620

(1)	Includes hourly, salaried, and temporary employees for the entire Huntingdon plant as of December 31, 2009.

(2)	All hourly, salaried, and temporary employees for the Huntingdon — East plant are included in the Huntingdon — West total.

Huntingdon.  Our largest production site is in Huntingdon, Tennessee, with a maximum annual capacity of up to 365 million pounds, depending on production mix. The Huntingdon site is subject to a long-term lease arrangement with the Industrial Development Board of the Town of Huntingdon, pursuant to which we functionally own the facility and can acquire legal title for the nominal sum of $100. The site includes a long established casting and rolling facility which was built in 1967 and acquired from Archer Aluminum by Noranda in 1979, which we refer to as the East plant. Construction began on a second plant in 1998 and production started in 2000 at a capital cost of $238 million, which we refer to as the West plant. The two plants are physically separate, but are operated with shared administration and maintenance personnel, and with some sharing of production capabilities. The Huntingdon — West facility is recognized by CRU as one of the most advanced rolled aluminum production facilities, and has the lowest conversion cost (excluding metal) for foil stock production in North America according to CRU.

Salisbury.  This plant was originally constructed in 1965 and has a maximum annual capacity of up to 95 million pounds, depending on production mix. The Salisbury plant is one of the largest U.S. producers of intermediate width light gauge product (0.000X” thickness), typically sold to customers who laminate the foil with paper, plastic or cardboard used in flexible packaging applications such as juice boxes. The facility also has a “tension leveling” line which enables production of lithographic sheet, a higher margin item used in the printing industry.

Newport.  The Newport plant is a rolling and finishing operation only and relies on intermediate gauge “reroll” supplied by Salisbury or Huntingdon. We believe this plant has the widest light gauge mills in North America. The Newport plant has a maximum annual capacity of up to 35 million pounds, depending on production mix.

Government Regulation and Environmental Matters

Our operations are subject to a number of federal, state and local regulations relating to the protection of the environment and to workplace health and safety. In particular, our operations are subject to extensive federal, state and local laws and regulations governing emissions to air, discharges to water emissions, the generation, storage, transportation, treatment or disposal of hazardous materials or wastes and employee health and safety matters. We have spent, and expect to spend, significant amounts for compliance with those laws and regulations.

On June 26, 2009, the U.S. House of Representatives approved adoption of the American Clean Energy and Security Act of 2009. ACESA would establish an economy-wide cap on emissions of green house gasses in the United States and would require entities to obtain GHG emission allowances corresponding to their annual emissions. The U.S. Senate has also begun work on its own legislation for controlling and reducing emissions of GHGs in the United States. Any laws or regulations that may be adopted to restrict or reduce emissions of GHGs would lead to higher energy costs at our New Madrid smelter and our Gramercy refinery and could materially and adversely affect our business, financial condition, results of operations and cash flows. Whether or not new congressional legislation is passed governing GHG emissions, there is a risk that the U.S. Environmental Protection Agency could regulate such GHGs, which could also result in similar energy cost increases and related impacts on our business.

The 1990 amendments to the U.S. Clean Air Act impose stringent standards on the aluminum industry’s air emissions. These amendments affect our operations, as technology-based standards relating to reduction facilities and carbon plants have been instituted. Although we cannot predict with certainty how much we will be required to spend to comply with these standards, our general capital expenditure plan includes certain projects designed to improve our compliance with both known and anticipated air emissions requirements. In addition, under certain environmental laws which may impose liability regardless of fault, we may be liable for the costs of remediation of contamination at our currently and formerly owned or operated properties or adjacent areas where such contamination may have migrated, third-party sites at which wastes generated by our operations have been disposed of or for the amelioration of damage to natural resources, subject to our right to recover certain of such costs from other potentially responsible parties or from indemnitors or insurers. We may also be liable for personal injury claims or workers’ compensation claims relating to exposure to hazardous substances. We cannot predict what environmental laws or regulations will be enacted or amended in the future, how existing or future laws or regulations will be interpreted or enforced or the amount of future expenditures that may be required to comply with such laws or regulations. Such future requirements may result in liabilities which may have a material adverse effect on our financial condition, results of operations or liquidity.

We have incurred, and in the future will continue to incur, capital expenditures and operating expenses for matters relating to environmental compliance. As part of our general capital expenditure plan, we also expect to incur capital expenditures for other capital projects that may, in addition to improving operations, reduce certain environmental impacts.

We accrue for costs associated with environmental investigations and remedial efforts when it becomes probable that we are liable and the associated costs can be reasonably estimated. Our aggregate environmental related accrued liabilities were $8.8 million at December 31, 2007 and 2008, which consisted entirely of asset retirement obligations related to our new Madrid smelter. In connection with the Joint Venture Transaction, we assumed certain other environmental liabilities. Related to St. Ann, we assumed land reclamation costs to rehabilitate the land disturbed by St. Ann’s mining operations. With respect to the Gramercy refinery, we assumed costs associated with the disposal of hazardous waste materials at the refinery as well as costs associated with the future closure and post-closure care of the “red mud lakes” at the Gramercy facility, where Gramercy disposes of non-hazardous red mud wastes from its refining process. Gramercy also has an environmental liability in connection with the remediation of historic contamination at the facility.

Our aggregate environmental-related accrued liabilities at September 30, 2009 were $22.7 million. Additionally, at September 30, 2009, we had $6.2 million of restricted cash in an escrow account as security for the payment of red mud lake closure obligations that would arise under state environmental laws upon the termination of operations at the Gramercy facility.

All accrued amounts have been recorded without giving effect to any possible future recoveries. With respect to ongoing environmental compliance costs, including maintenance and monitoring, we expense the costs when incurred.

Employees

As of December 31, 2009, we employed approximately 2,700 persons. As of December 31, 2009, approximately 1,900 of our employees (or 70%) at various sites were members of the following unions: the United Steelworkers of America; the International Association of Machinists and Aerospace Workers; the University and Allied Workers Union (“UAWU”); and the Union of Technical, Administrative and Supervisory Personnel (“UTASP”). Within the consolidated business segments, there has not been a labor disruption at any of the facilities since 1996. Within Gramercy and St. Ann, approximately 75% and 95% of the workforce is unionized, respectively. Since we formed the joint venture in 2004, our management has successfully negotiated a labor contract with the United Steelworkers at Gramercy and labor contracts with each of the two Jamaican-based unions at St. Ann.

We are a party to six collective bargaining agreements, including three at Gramercy and St. Ann, which expire at various times. We entered into a five-year labor contract at New Madrid effective September 1, 2007, which provides for an approximately 3% increase per year in compensation. Two agreements with unions at St. Ann expired in 2007. We agreed to a new contract with the UTASP in December 2008. We have occasionally experienced brief work slowdowns in connection with these negotiations. A work stoppage, although possible, is not anticipated. All other collective bargaining agreements expire within the next five years. A new collective bargaining agreement at our Salisbury plant became effective November 20, 2009. The contract at our Newport rolling mill expires May 31, 2011. During 2009, we received a claim from the UAWU which alleges that we failed to properly negotiate with the union in advance of declaring approximately 150 UAWU members redundant. We are defending the claim vigorously and believe that our position will prevail. As such, we have not recorded a liability related to this allegation.

From time to time, there are shortages of qualified operators of metals processing equipment. In addition, during periods of low unemployment, turnover among less-skilled workers can be relatively high. We believe that our relations with our employees are satisfactory.

See “Risk Factors — Risks Related to Our Business — The loss of certain members of our management may have an adverse effect on our operating results” and “Risk Factors — Risks Related to Our Business — We could experience labor disputes that disrupt our business.”

Commodity Risk Management

Because primary aluminum is a global commodity we have experienced, and expect to continue to be subject to volatile primary aluminum prices. Increases or decreases in primary aluminum prices result in increases and decreases in our revenues (assuming all other factors are unchanged). Since the Apollo Acquisition, we have hedged this volatility through the use of derivative financial instruments.

Natural gas is the largest cost component at our Gramercy refinery and a key cost component at our rolling mill facilities. Our Gramercy refinery has contracts to guarantee secure supply from two suppliers at an index-based price. Our downstream business purchases natural gas on the open market. The price of natural gas can be particularly volatile. As a result, our natural gas costs may fluctuate dramatically, and we may not be able to mitigate the effect of higher natural gas costs on our cost of sales. Any substantial increases in energy costs could cause our operating costs to increase and could materially and adversely affect our business, financial condition, results of operations and cash flows. We enter into financial swaps to offset changes in natural gas prices.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures about Market Risk” for further discussion of fixed price aluminum swaps. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates” for further discussion of our accounting for these hedges.

The primary purpose of our commodity risk management activities is to hedge our exposure to aluminum, natural gas and crude oil input prices and thereby protect our enterprise against adverse price fluctuations. We may alter our hedging strategy, including increasing or decreasing the percentage of our exposures which we hedge, based on our view in the future of actual and forecasted commodity prices.

Insurance

The primary risks in our operations are bodily injury, first party property damage and vehicle liability. Programs have been implemented covering general/products and umbrella/excess liability, auto liability, workers compensation, property insurance (including business interruption, extra expense and contingent business interruption/extra expense) and other coverage customary for a company such as Noranda at levels which we consider sufficient to protect us against catastrophic loss due to claims associated with bodily injury and/or property damage. All policies will be underwritten with insurers that are rated A- or better by A.M. Best Company.

Safety

Our goal is to provide an accident-free workplace. We are committed to continuing and improving upon each facility’s focus on safety in the workplace. We have a number of safety programs in place, which include regular weekly safety meetings and training sessions to teach proper safe work procedures.

Our executive management, along with site managers and union leadership, are actively involved in supporting and promoting the ongoing emphasis on workplace safety. Improvement in safety performance is a key metric used in determining annual incentive awards for our salaried employees.

Research and Development

We do not incur material expenses in research and development activities but from time to time participate in various research and development programs. We address research and development requirements and product enhancement by maintaining a staff of technical support, quality assurance and engineering personnel.

Legal Proceedings

From time to time, we are involved in a variety of claims, lawsuits and other disputes arising in the ordinary course of business. We believe the resolution of these matters and the incurrence of their related costs and expenses should not have a material adverse effect on our consolidated financial position, results of operations or liquidity. While it is not feasible to predict the outcome of all pending suits and claims, the ultimate resolution of these matters as well as future lawsuits could have a material adverse effect on our business, financial condition, results of operations or reputation.

MANAGEMENT

Our senior management team and our directors as of the date of this prospectus are as follows:

Name	Age	Position

Executive Officers and Senior Management
Layle K. Smith	54	President and Chief Executive Officer
Kyle D. Lorentzen	44	Chief Operating Officer
Robert B. Mahoney	56	Chief Financial Officer
Alan K. Brown	62	Secretary and Vice President of Human Resources
Scott Croft	46	President of Norandal USA, Inc.
Keith Gregston	60	President, Primary Division of Noranda Aluminum, Inc.
John Habisreitinger	45	Vice President of Procurement and Logistics
Thomas N. Harris	33	Vice President of Strategic Development
Ethan Lane	43	Vice President of Information Technology
Charles C. Skoda	41	Vice President of Operations Support

Directors
Layle K. Smith	54	Director
William H. Brooks	66	Director and Chairman of the Board
Eric L. Press	44	Director
Gareth Turner	45	Director
M. Ali Rashid	33	Director
Matthew H. Nord	30	Director
Matthew R. Michelini	28	Director
Scott Kleinman	37	Director
Alan H. Schumacher	63	Director
Thomas R. Miklich	62	Director
Robert Kasdin	51	Director

Layle K. Smith, 54, became President and Chief Executive Officer and a director of Noranda HoldCo on March 3, 2008. From April 2007 to December 2007, Mr. Smith held the position of Executive Director with the Berry Plastics Corporation. From June 2006 to March 2007, he was CEO and a member of the Board of Directors of Covalence Specialty Materials Corporation until it merged under common Apollo control with Berry Plastics Corporation. From September 2004 to May 2005, Mr. Smith was President and Chief Operating Officer of Resolution Performance Products LLC, an Apollo portfolio company that merged under common Apollo control with Hexion Specialty Chemicals Inc. Mr. Smith served as a Divisional President at Hexion until his departure in June 2006. Previously, Mr. Smith held roles at Ballard Power Systems and The Dow Chemical Company. Mr. Smith graduated in 1981 from Harvard University with an MBA and in 1977 with a BA in Chemistry.

Kyle D. Lorentzen, 44, became Chief Operating Officer of Noranda HoldCo in May 2008. With the retirement of the Chief Financial Officer, Mr. Lorentzen served in that capacity from October 2008 to May 2009 at which time he returned to his position as Chief Operating Officer. Mr. Lorentzen was the Vice President of Corporate Development with Berry Plastics Corporation from April 2007 to May 2008. From February 2007 to April 2007, he was the Vice President of Strategic Development for Covalence Specialty Materials, until it merged under common Apollo control with Berry Plastics Corporation. From May 2005 to February 2007, Mr. Lorentzen was the Vice President of Finance for Hexion’s Epoxy and Phenolics Division. From May 1999 to May 2005, Mr. Lorentzen served as the Director of Finance at Borden Chemical, an Apollo portfolio company that merged under common Apollo control to form Hexion in May 2005.

Mr. Lorentzen holds a BA in Economics from Wake Forest University and an MBA from University of Massachusetts.

Robert B. Mahoney, 56, was appointed Chief Financial Officer in May 2009. He was most recently Chief Executive Officer of Hi-P International Limited in Shanghai China, a publicly traded (SGX) supplier of plastic injection components and stamped parts. From 1995 to 2007 Mr. Mahoney was employed by Molex Inc. in a number of operating and financial positions. He was Chief Financial Officer of Molex from 1996 through 2003. Mr. Mahoney received a BA in Economics and History from the University of Virginia and an MBA from the Graduate School of Business Administration at the University of Michigan.

Alan K. Brown, 62, has been Vice President of Legal and Human Resources of Noranda Aluminum, Inc. since 1992 and has been Secretary of Noranda HoldCo since May 18, 2007 and was General Counsel of Noranda HoldCo from June 4, 2007 until August 23, 2009. His previous assignments were Vice President Human Resources, Beazer East, Director Compensation and Benefits, Koppers Co., and Staff Vice President Allegeny International, all of Pennsylvania. Mr. Brown holds a BA from the College of William and Mary and a JD from Case Western Reserve University, and is a member of the Ohio bar.

Scott Croft, 46, was appointed President of the Rolling Mills division in 2006 and has been the President and a director of Norandal USA, Inc., our wholly owned subsidiary, since 2006. His previous assignments included Site Manager at Huntingdon from 2002 to 2006, Director of Foil Operations from 2001 to 2002, Plant Manager at Salisbury from 1995 to 2000 and Production Manager at Huntingdon from 1993 to 1995. Mr. Croft holds a BS in Metallurgical Engineering from the University of Pittsburgh and an MBA from Syracuse University.

Keith Gregston, 60, was appointed Executive Director of the New Madrid Plant in 2010. His previous assignment was President and General Manager of the New Madrid Plant where he served from 2004 to 2010. Other assignments include Director of Operations at New Madrid from 2002 to 2004, Reduction Plant Manager, Value-Added Products Manager and Senior Engineer. Mr. Gregston has 38 years of experience in the aluminum industry. Mr. Gregston holds a BS in Metallurgical Engineering from the University of Kentucky and completed the Manufacturing Executive Program at the University of Michigan Business School.

John Habisreitinger, 45, was appointed Vice President of Procurement & Logistics in October 2008. His previous positions included Site Manager at Huntingdon from 2006 to 2008, Vice President Commercial for Gramercy Alumina LLC and St. Ann Bauxite Limited from 2004 to 2006 and Vice President Commercial Sales for Kaiser Aluminum from 2003 to 2004. Mr. Habisreitinger has 21 years of experience in the aluminum industry and holds a BA in Marketing Management from Southeastern Louisiana University and an MBA from the University of New Orleans.

Thomas N. Harris, 33, was appointed Vice President of Strategic Development in October 2009 after having served as Director of Corporate Development since joining Noranda in June 2009. From 2006 to 2009, Mr. Harris held various positions in the Investment Banking division of Merrill Lynch & Co, most recently as Vice President of Global Leveraged Finance, and from 1998 to 2006 Mr. Harris was a member of the US High Yield and Diversified Industries Groups of TD Securities, the investment banking arm of TD Bank Financial Group. Mr. Harris holds a BS in Finance and Economics from the NYU Stern School of Business and graduated Beta Gamma Sigma with an MBA from Columbia Graduate Business School.

Ethan Lane, 43 was appointed Vice President of Information Technology in October 2009 and prior to that time was Director of Information Technologies since joining Noranda in April 2008. Prior to joining Noranda, Mr. Lane held various positions with Pfizer Inc., most recently as Director of Information Technology from 1998 to 2008. Mr. Lane holds a BS from Purdue University and an MS degree from Purdue’s Krannert School of Management.

Charles Skoda, 41, was appointed Vice President of Operations Support in February 2009. Prior to joining Noranda, Mr. Skoda was the Senior Manager of Sales, Marketing and Development with Capital One Auto Finance from 2005 to 2008. From 2002 to 2005, he was the Director of Leadership of Afterburner Inc., an Inc 500 seminar and consulting company. Prior to that, he served an 11 year decorated career as a Strike/

Fighter pilot with the US Navy including tours in combat, as an F/A-18 instructor pilot, and an F/A-18 dynamic demonstration pilot. Mr. Skoda holds a BS in Aerospace Engineering from the University of Southern California.

William H. Brooks, 66, has been a director of Noranda HoldCo since July 2, 2007 and became Chairman of the Board of Noranda HoldCo on March 3, 2008. Mr. Brooks was the President and CEO of Noranda HoldCo from May 18, 2007 to March 3, 2008 on which date he retired from employment. His previous assignments included President of the Aluminum Business, President of the Rolling Mills Division, President of Primary Products Division and Plant Manager at Huntingdon. Mr. Brooks has 30 years of experience in the aluminum industry, having been with Noranda Aluminum for 22 of those years. Mr. Brooks holds a BS in Business from Cleveland State University and an MBA from the University of Tennessee and is a Certified Public Accountant.

Eric L. Press, 44, became a director of Noranda HoldCo on March 27, 2007. Mr. Press is a partner of Apollo. Prior to joining Apollo in 1998, Mr. Press was associated with the law firm of Wachtell, Lipton, Rosen & Katz, specializing in mergers, acquisitions, restructurings and related financing transactions. From 1987 to 1989, Mr. Press was a consultant with The Boston Consulting Group (“BCG”), a management consulting firm focused on corporate strategy. Mr. Press has been engaged in all aspects of Apollo’s lodging, leisure and entertainment investment activities, as well as Apollo’s investments in basic industries and financial services. Mr. Press serves on the boards of directors of Apollo Commercial Real Estate Finance, Inc., Athene Re, Prestige Cruise Holdings, Affinion Group, Metals USA Holdings Corp., Harrah’s Entertainment, Inc., Innkeepers USA Trust and Verso Paper Corp. He also serves on the Board of Trustees of the Rodeph Sholom School in New York City. Mr. Press graduated magna cum laude from Harvard College with an AB in Economics, and from Yale Law School, where he was a Senior Editor of the Yale Law Review.

Gareth Turner, 45, became a director of Noranda HoldCo on May 18, 2007. Mr. Turner joined Apollo in 2005 and is based in London. From 1997 to 2005, Mr. Turner was employed by Goldman Sachs as a Managing Director in its Industrial and Natural Resources investment banking group. Based in London from 2003 to 2005, Mr. Turner was head of the Global Metals and Mining Group. He has a broad range of experience in both capital markets and M&A transactions. Prior to joining Goldman Sachs, Mr. Turner was employed at Lehman Brothers from 1992 to 1997, and prior to this, he worked for Salomon Brothers from 1991 to 1992 and RBC Dominion Securities from 1986 to 1989. Mr. Turner serves on the board of directors of CEVA Group plc. Mr. Turner graduated from the University of Western Ontario with an MBA with Distinction in 1991 and from the University of Toronto with his BA in 1986.

M. Ali Rashid, 33, became a director of Noranda HoldCo on May 18, 2007. Mr. Rashid is a partner of Apollo. He has been employed with Apollo since 2000. Prior to that time, Mr. Rashid was employed by the Goldman Sachs Group in the Financial Institutions Group of its Investment Banking Division. Mr. Rashid serves on the board of directors of Metals USA Holdings Corp., Quality Distribution and Realogy Corporation. Mr. Rashid received an MBA from the Stanford Graduate School of Business and graduated Magna Cum Laude and Beta Gamma Sigma from Georgetown University with a BS in Business Administration.

Matthew H. Nord, 30, became a director of Noranda HoldCo on March 27, 2007. Mr. Nord is a principal of Apollo and has been associated with Apollo since 2003. From 2001 to 2003, Mr. Nord was a member of the Investment Banking division of Salomon Smith Barney Inc. Mr. Nord serves on the board of directors of Affinion Group Inc., Hughes Telematics and SOURCECORP, Inc. Mr. Nord graduated summa cum laude with a BS in Economics from the Wharton School of the University of Pennsylvania.

Matthew R. Michelini, 28, became a director of Noranda HoldCo on March 27, 2007. Mr. Michelini joined Apollo in 2006. Prior to joining Apollo, Mr. Michelini was a member of the mergers and acquisitions group of Lazard Frères & Co. from 2004 to 2006. Mr. Michelini also serves on the board of directors of Metals USA Holdings Corp. Mr. Michelini graduated from Princeton University with a BS in Mathematics and a Certificate in Finance.

Scott Kleinman, 37, became a director of Noranda HoldCo on December 7, 2007. Mr. Kleinman is a partner at Apollo, where he has worked since February 1996. Prior to that time, Mr. Kleinman was employed by Smith Barney Inc. in its Investment Banking division. Mr. Kleinman is also a director of Hexion Specialty Chemicals, Momentive Performance Materials, Realogy Corporation and Verso Paper Corp. Mr. Kleinman received a BA and a BS from the University of Pennsylvania and the Wharton School of Business, respectively, graduating magna cum laude, Phi Beta Kappa.

Alan H. Schumacher, 63, became a director of Noranda HoldCo on January 18, 2008. From 1977 to 2000, Mr. Schumacher served in various financial positions at American National Can and American National Can Group, most recently serving as Executive Vice President and Chief Financial Officer. Mr. Schumacher is currently a member of the Federal Accounting Standards Advisory Board. He is a director of BlueLinx Holdings, Quality Distribution, Inc., Hilco Inc. and Traxis Holdings B.V.

Thomas R. Miklich, 62, became a director of Noranda HoldCo on January 18, 2008. Mr. Miklich was a director of OM Group, Inc., a specialty chemical company, from 1994 to 2002 and was Chief Financial Officer from 2002 to 2004. Prior to that he was a director of Titan Technology, Inc, a private IT consulting and outsourcing company, from 2000 to 2007 and was Chief Financial Officer from 2005 to 2007.

Robert Kasdin, 51, became a director of Noranda HoldCo on February 21, 2008. Mr. Kasdin was appointed Senior Executive Vice President of Columbia University in March 2002 and assumed his responsibilities as of September 1, 2002. Prior to joining Columbia University, he served as the Executive Vice President and Chief Financial Officer of the University of Michigan. Before his service at the University of Michigan, he was the Treasurer and Chief Investment Officer for The Metropolitan Museum of Art in New York City, and the Vice President and General Counsel for Princeton University Investment Company. He started his career as a corporate attorney at Davis Polk & Wardwell. He is a trustee of the National September 11 Memorial & Museum. Mr. Kasdin earned his AB from Princeton and his JD from Harvard Law School.

There are no family relationships between any of the executive officers or directors of Noranda HoldCo.

Director Independence

As a privately held company, we are not required to have independent directors on our Board of Directors. However, our Board has determined that, under current New York Stock Exchange listing standards (which we are not currently subject to) and taking into account any applicable committee standards, Messrs. Schumacher, Miklich and Kasdin are independent directors. Messrs. Brooks and Smith are not considered independent under any general listing standards due to their current and past employment relationships with us, and Messrs. Press, Turner, Rashid, Nord, Michelini and Kleinman are not considered independent under any general listing standards due to their relationship with Apollo, our largest stockholder. As Apollo will continue to control a majority of our voting stock upon the closing of this offering, under New York Stock Exchange listing standards, we qualify as a “controlled company” and, accordingly, are exempt from its requirements to have a majority of independent directors and a nominating/corporate governance committee and a Compensation Committee each composed entirely of independent directors.

Committees of our Board of Directors

Our Board of Directors currently has an audit committee, Compensation Committee, executive committee and environmental, health and safety committee. Our Board of Directors has determined that Alan Schumacher, Thomas Miklich and Robert Kasdin are independent directors according to the New York Stock Exchange Rules.

Audit Committee

Our audit committee consists of Matthew Nord, Matthew Michelini, Alan Schumacher and Thomas Miklich. As we do not have publicly traded equity outstanding, we are not required to have an audit committee financial expert. However, our Board of Directors has determined that Messrs. Schumacher and Miklich are “audit committee financial experts” as defined by the SEC and also meet the additional criteria for independence of audit committee members set forth in Rule of 10A-3(b)(1) under the Securities Exchange Act of 1934 (the “Exchange Act”).

The principal duties and responsibilities of our audit committee are to oversee and monitor the following:

•	our financial reporting process and internal control system;

•	the integrity of our financial statements;

•	the independence, qualifications and performance of our independent registered public accounting firm;

•	the performance of our internal audit function; and

•	our compliance with legal, ethical and regulatory matters.

Compensation Committee

The current members of the Compensation Committee are Messrs. Press and Nord. The principal duties and responsibilities of the Compensation Committee are as follows:

•	to review, evaluate and make recommendations to the full Board of Directors regarding our compensation policies and establish performance-based incentives that support our long-term goals, objectives and interests;

•	to review and approve the compensation of our chief executive officer, all employees who report directly to our chief executive officer and other members of our senior management;

•	to review and make recommendations to the Board of Directors with respect to our incentive compensation plans and equity-based compensation plans;

•	to set and review the compensation of and reimbursement policies for members of the Board of Directors;

•	to provide oversight concerning selection of officers, management succession planning, expense accounts, indemnification and insurance matters, and separation packages; and

•	to prepare an annual Compensation Committee report, provide regular reports to the Board, and take such other actions as are necessary and consistent with the governing law and our organizational documents.

Executive Committee

The current members of the executive committee are Messrs. Smith, Press and Nord. The principal duties and responsibilities of the executive committee are as follows:

•	subject to applicable law, to exercise the powers and the duties of the Board of Directors between board meetings and while the Board of Directors is not in session; and

•	to implement the policy decisions of the Board of Directors.

Environmental, Health and Safety Committee

The current members of the environmental, health and safety committee are Messrs. Brooks, Turner and Kleinman. The principal duties and responsibilities of the environmental, health and safety committee are as follows:

•	to review our policies, practices and programs with respect to the management of environmental, health and safety affairs, including those related to sustainability and natural resource management;

•	to monitor our compliance with environmental, health and safety laws and regulations, and our policies relating thereto; and

•	to receive reports from management regarding significant legislation or regulations, judicial decisions, treaties, protocols, conventions or other agreements, public policies or medical or other scientific developments involving environmental, health and safety issues that will or may have an effect on our business.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all of our officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. Our Code of Business Conduct and Ethics can be accessed on our website at www.norandaaluminum.com.

EXECUTIVE COMPENSATION

Overview and Objectives of Compensation Program

Our compensation program aims to retain our executives, while also motivating them to achieve specific financial objectives and aligning their interests with our shareowners. Our compensation program is intended to promote strong governance of Noranda HoldCo and its subsidiaries, excellent cash management, long-term earnings growth and safety performance.

Role of the Compensation Committee

On December 7, 2007, the Board of Directors of Noranda HoldCo established a compensation committee to assist the Board in more fully developing and implementing the compensation program for our Chief Executive Officer (the “CEO”) and other executives and to ensure that the total compensation and benefits paid to or provided to executives is reasonable, fair, and competitive (hereafter, said Board of Directors and the compensation committee (together with our Board of Directors where appropriate) are referred to in this prospectus as the “Compensation Committee”). The current members of the Compensation Committee are Mr. Press, as Chairman, and Mr. Nord.

In evaluating the type and amount of compensation for our executives, we review their current pay, their opportunities for future compensation, their contributions to the goals and objectives outlined for them within the Company and its subsidiaries and their long-term prospects within the Company and its subsidiaries. We believe this compensation philosophy provides strong long-term incentives, effective cash flow management and investment in the long-term growth of the business.

The Compensation Committee’s specific roles under the Compensation Committee Charter are:

•	to approve and recommend to our Board of Directors all compensation plans for (1) the CEO, (2) all employees of the Company and its subsidiaries who report directly to the CEO and (3) other members of senior management of the Company and its subsidiaries (collectively, the “Senior Management Group”), as well as all compensation for our Board of Directors;

•	to approve the short-term compensation of the Senior Management Group and to recommend short term compensation for members of our Board of Directors;

•	to approve and authorize grants under the Company’s or its subsidiaries’ incentive plans, including all equity plans and long-term incentive plans; and

•	to prepare any report on executive compensation required by Securities and Exchange Commission rules and regulations for inclusion in our annual proxy statement, if any.

Role of Executive Officers in Compensation Decisions.  The Compensation Committee evaluates the performance of the CEO and determines the CEO’s compensation in light of the goals and objectives of the compensation program on at least an annual basis. The Compensation Committee and the CEO assess the performance and compensation of the other named executives. The Compensation Committee, together with the CEO, annually reviews the performance of each member of the Senior Management Group as compared with the achievement of the Company or operating division goals, as the case may be, together with each executive’s individual goals. The Compensation Committee can exercise its discretion in modifying any recommended adjustments or awards to the executives. Both performance and compensation are evaluated to ensure that the Company is able to attract and retain high quality executives in vital positions and that the compensation, taken as a whole, is competitive and appropriate compared to that of similarly situated executives in other corporations within the industry.

Setting Executive Compensation.  Based on the above objectives and philosophies, the Compensation Committee has established both an annual cash bonus plan and a long-term equity compensation plan to motivate the executives to achieve, and hopefully exceed, the business goals established by the Company and to fairly reward such executives for achieving such goals. The Compensation Committee has not retained a compensation consultant to review our policies and procedures with respect to executive compensation. The

Compensation Committee periodically conducts a review of the aggregate level and mix of our executive compensation against other companies in our industry (both publicly and privately held), as well as in other industrial companies. The Compensation Committee intends that the aggregate level of executive compensation opportunities for our executive officers should be consistent with the range of compensation paid by other similarly situated companies given the achievement of similar financial and operating performance. The Compensation Committee periodically reviews which peer companies should be used for these benchmarking purposes. Such peer companies may include some or all of the following companies: Alcoa Inc., Aleris International Inc., Allegheny Technologies Incorporated, Aluminum Corporation of China Limited, Carpenter Technologies Limited, Century, Cleveland-Cliffs Inc., Kaiser Aluminum Corporation, Nucor Corporation, OM Group, Inc., Quanex Building Products Corporation, and Titanium Metals Corporation. The Compensation Committee generally endeavors to set compensation levels in proximity to the midpoint of peer company levels, but makes individualized determinations based on the particular goals of each compensation decision.

Elements Used to Achieve Compensation Objectives

The Company’s compensation programs are designed to emphasize and reward the key areas for our business: strong governance, safety, cash flow management and earnings growth. The Company’s compensation programs include five basic elements: (1) annual cash compensation; (2) management equity investment; (3) equity compensation awards pursuant to the Noranda 2007 Long-Term Incentive Plan; (4) post-employment compensation; and (5) other personal benefits. The Company’s arrangements for its executive officers use a mix of base salary and incentive bonus, an opportunity to purchase equity in the Company and stock option grants in amounts relative to the amount of equity purchased, in addition to other personal benefits (as described below).

Base Salaries.  Our executive officers’ base salaries depend on their position within the Company and its subsidiaries, the scope of their responsibilities, the period during which they have been performing those responsibilities and their overall performance.

We have, for a number of years, used the Hay Associates job evaluation system to assist in determining salary grades for all salaried employees including executive officers. The Company has not in recent years retained Hay Associates as a consultant, although it has purchased access to certain Hay databases. The Hay system measures factors such as accountability, decision making authority, problem solving requirements and other measures of job content to evaluate the relative ranking of jobs within the Company. That data is then matched with salary data for similar jobs in the broader marketplace to arrive at market competitive salary levels for Company jobs. Company jobs with similar job content and market place values are then grouped into salary grades. Salary grades at the Company are used to determine both base salary levels and target bonus amounts for Company employees. Base salaries are reviewed on an annual basis, and will be adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience, as well as the terms of any agreements we have in place with the executive officer.

Effective January 1, 2009, the Compensation Committee increased the base salaries of Mr. Gregston, Mr. Croft and Mr. Brown by $25,000 to reflect the elimination of the perquisite allowance and Company-provided automobile lease programs discussed below under “Perquisites and Other Personal Benefits.”

In addition, effective April 1, 2009, the Compensation Committee increased the base salary of Mr. Lorentzen by $115,000 in recognition of his increased role and responsibilities.

2009 Annual Incentive Plan.  The Compensation Committee of the Board of Directors approved the framework for a 2009 Annual Incentive Plan for Salaried Employees at its March 16, 2009 meeting, which plan was finalized effective as of April 1, 2009. The plan establishes the metrics and bonus targets for the Company’s executive officers for 2009. For 2009 the bonus targets for Messrs. Smith, Lorentzen and Mahoney are 100%, 65% and 60% of base salary, respectively, and the bonus targets for Messrs. Gregston, Croft, and Brown are 50% of base salary. Actual annual incentive payments in respect of our 2009 fiscal year, if any, will be determined exclusively by the actual achievement of financial goals established by the Compensation

Committee. For Messrs. Smith, Lorentzen, Mahoney and Brown, 90% of their 2009 incentive award, if any, is based on the arithmetic average of the results of Norandal and New Madrid and 10% is based on the cash cost of Alumina production at Gramercy. Messrs. Gregston’s and Croft’s financial metrics are split equally between the Company’s overall financial achievement (with this portion determined on a 90/10% weighting as described above with respect to Messrs. Smith, Lorentzen, Mahoney and Brown) and that of the subsidiary which the applicable executive leads, which are New Madrid and Norandal, respectively. For New Madrid, the applicable financial metrics were metal production (10% weighting), cash cost (50% weighting), safety performance (10% weighting) and divisional adjusted EBITDA (10% weighting). For Norandal, the applicable financial metrics were divisional adjusted EBITDA (20% weighting), divisional free cash flow (50% weighting) and safety performance (10% weighting). Each of New Madrid’s and Norandal’s objectives also included Company-wide EBITDA goals (10% weighting) and Company-wide cash flow (10% weighting). The Compensation Committee of the Board of Directors has at the time of this filing not yet completed its review of the level of achievement of the applicable performance goals. Accordingly, the Compensation Committee of the Board of Directors has not yet determined what bonuses, if any, will be payable to Messrs. Smith, Lorentzen, Mahoney, Brown, Gregston and Croft under the 2009 Annual Incentive Plan. In addition to potential payments under the 2009 Annual Incentive Plan, at its March 16, 2009 meeting, the Compensation Committee of the Board of Directors awarded Mr. Lorentzen a two hundred thousand dollar bonus based on his performance. This bonus was paid on March 31, 2009.

2010 Annual Incentive Plan.  The Compensation Committee of the Board of Directors has at the time of this filing not yet approved the 2010 Annual Incentive Plan for salaried employees which will incorporate the financial metrics and bonus targets for executive officers of the Company. It is expected that the Plan will provide that actual annual incentive payments made to executive officers in respect of the 2010 year, if any, will be determined exclusively by the achievement of financial and operating goals established by the Compensation Committee.

Management Equity Investments.  Pursuant to subscription agreements entered into in 2007 in connection with the consummation of the Apollo Acquisition, each of Messrs. Brown, Gregston and Croft and certain other management participants agreed to make equity investments in Noranda HoldCo through the purchase of common shares of Noranda HoldCo at $10.00 per share, the same price paid by Apollo in connection with the Apollo Acquisition. Messrs. Brown, Gregston and Croft each purchased 25,000 shares. In connection with his commencement of employment, Mr. Smith purchased 100,000 common shares of Noranda HoldCo on March 10, 2008, at a purchase price of $20.00 per share, which was the fair market value of a common share of Noranda HoldCo on the date of purchase. As more fully described under “Mr. Lorentzen’s Employment Agreement” below, Mr. Lorentzen was given the right to purchase a number of shares of Noranda HoldCo common stock having a then-current fair market value of up to $250,000. Mr. Lorentzen initially purchased 6,750 shares of Noranda HoldCo common stock for an aggregate purchase price of $135,000 pursuant to this right. In connection with certain actions undertaken by us in November, 2009, which are more fully described below, Mr. Lorentzen purchased an additional 8,000 shares of Noranda HoldCo common stock for an aggregate purchase price of $18,240. As more fully described under “Mr. Mahoney’s Employment Agreement” below, Mr. Mahoney was given the right to purchase up to 30,000 shares of Noranda HoldCo common stock at fair market value at the time of purchase. Mr. Mahoney has purchased all 30,000 shares.

All equity securities purchased by Messrs. Brown, Gregston, Croft, Smith, Lorentzen and Mahoney are subject to restrictions on transfer, repurchase rights and other limitations set forth in a security holders agreement. See Item 13. “Certain Relationships and Person Related Transactions, and Director Independence — Security Holders Agreement.” We believe that these investments by the executive officers in Noranda HoldCo contribute significantly to the alignment of their interests with those of the Company.

The Amended and Restated 2007 Long-Term Incentive Plan and Equity Compensation Awards Granted Under the Plan.  In connection with the completion of the Apollo Acquisition, Noranda HoldCo adopted the Noranda 2007 Long-Term Incentive Plan, which permits Noranda HoldCo to grant stock options, rights to purchase shares, restricted stock, restricted stock units, and other stock-based rights to employees and directors of, or consultants or investor director providers to, us or any of our subsidiaries. The Noranda 2007 Long-Term Incentive Plan is administered by the Board of Directors of Noranda HoldCo or, if determined by such board, by the Compensation Committee. Approximately 1.9 million shares of the common stock of Noranda HoldCo have been reserved for issuance under the Noranda 2007 Long-Term Incentive Plan.

The Compensation Committee has not established any formal program, plan or practice for the issuance of equity awards to employees. We do not have any program, plan or practice in place for selecting grant dates for awards under the Noranda 2007 Long-Term Incentive Plan in coordination with the release of material non-public information. Under the Noranda 2007 Long-Term Incentive Plan, the exercise price for the option awards is the fair market value of the stock of Noranda HoldCo on the date of grant. The fair market value for this purpose is determined by the Board of Directors by applying industry appropriate multiples to our current EBITDA, and the valuations take into account a level of net debt that excluded cash required for working capital purposes. The Compensation Committee is not prohibited from granting awards at times when it is in possession of material non-public information. However, no inside information was taken into account in determining the number of options previously awarded under the Noranda 2007 Long-Term Incentive Plan or the exercise price for those awards, and we did not “time” the release of any material non-public information to affect the value of those awards.

The Compensation Committee believes that the granting of awards under the Noranda 2007 Long-Term Incentive Plan promotes, on a short-term and long-term basis, an enhanced personal interest and alignment of interests of those executives receiving equity awards with the goals and strategies of the Company. The Compensation Committee also believes that the equity grants provide not only financial rewards to such executives for achieving Company goals but also additional incentives for executives to remain with the Company. In connection with the Apollo Acquisition, we awarded stock options to certain of our employees, including to Messrs. Brown, Gregston and Croft and in connection with their respective commencement of employment, we awarded stock options to Messrs. Smith, Lorentzen and Mahoney. In connection with his commencement of employment and purchase of Noranda HoldCo common stock, we awarded Mr. Mahoney 60,000 stock options pursuant to the Noranda 2007 Long-Term Incentive Plan on June 9, 2009, at an exercise price of $1.37 per share.

The options that we granted to our employees (including to Messrs. Brown, Gregston and Croft) in connection with the Apollo Acquisition, as well as options that we have granted to other employees in connection with their commencement of employment with us (including to Messrs. Smith and Lorentzen), generally have been evenly divided between time-based vesting options and performance-based vesting options. In light of the downturn in the economy and its affect on the achievement of potential performance goals, the Compensation Committee determined that we should grant Mr. Mahoney solely time-vesting options in connection with the commencement of his employment. Specifically, the options that we granted to Mr. Mahoney vest, subject to his continued service with the Company and its subsidiaries through each applicable vesting date, as to a percentage of the options on the first five anniversaries of his commencement of employment as follows: 15% on the first and second anniversaries, 20% on the third anniversary and 25% on the fourth and fifth anniversaries.

The Compensation Committee later considered the potential value to the Company of the options that we granted to certain employees after the Apollo Acquisition (including those granted to Messrs. Lorentzen and Smith) in light of the downturn in the economy and its effect on the value of the options. The Compensation Committee determined that those options no longer served their intended incentive and retentive purposes as their exercise prices significantly exceeded the per-share value of our underlying common stock and the likelihood of achievement of the applicable performance goals was significantly diminished as a result of the Company’s performance. In light of the important role that equity compensation plays in the overall compensation program of the Company and in the overall makeup of employees’ compensation, and in order to ensure that the options granted to certain key employees (including Messrs. Smith and Lorentzen) continued to serve their intended incentive and retentive purposes, on November 12, 2009, the Company entered into amended and restated stock option agreements with certain of its employees, including with Messrs. Smith (covering 200,000 options) and Lorentzen (covering separate grants of 50,000 options and 6,750 options), which reduced the exercise prices of their underlying options and amended the vesting schedule of the options, as described below. The amended and restated option agreements reduced the exercise price of Messrs. Smith’s and Lorentzen’s options from $18.00 per share to $2.28 per share and provided that the 50%

of the options which were originally scheduled to vest based upon the achievement of performance goals would vest based on continued service, with 15% scheduled to vest on each of the first and second anniversaries of the amendment and restatement date, 20% scheduled to vest on the third anniversary of the amendment and restatement date and 25% scheduled to vest on each of the fourth and fifth anniversaries of the amendment and restatement date. In addition, we granted Mr. Lorentzen options to purchase up to 17,000 shares of Company common stock. The additional 17,000 options granted to Mr. Lorentzen on November 12, 2009, at an exercise price of $2.28 per share, vest, subject to Mr. Lorentzen’s continued service, as to 15% of the options on each of the first and second anniversaries of the date of grant, 20% of the options on the third anniversary of the date of grant and 25% of the options on each of the fourth and fifth anniversaries of the date of grant. Mr. Lorentzen’s new options were subject to partial or complete forfeiture in the event that he failed to purchase up to 8,000 shares of Company common stock at a purchase price of $2.28 per share within 30 days of the date of grant of the options. The Company entered into similar agreements with certain of its other employees.

The maximum term of these options is ten years from the date of grant. However, subject to certain exceptions set forth in the applicable stock option award agreement, unvested options will automatically expire upon the date of a grantee’s termination of employment. All of the time-vesting options may become vested earlier upon the grantee’s continued employment for 18 months following a “change of control” of Noranda HoldCo or upon certain qualifying terminations of employment prior to such 18-month anniversary. Vested options will generally expire 90 days following the termination of a grantee’s employment without “cause” or with “good reason” (each as defined in the applicable stock option agreement), 60 days (in some cases, 90 days) following the grantee’s termination of employment without good reason and 180 days following a grantee’s death or disability. All options will be forfeited upon a termination of the grantee’s employment for cause. The options granted to Mr. Smith in connection with the commencement of his employment contain certain unique terms described more fully below (See “Management Agreements — Mr. Smith’s Employment Agreement”). We believe that the grant of stock options to the executive officers contributes significantly to the alignment of their interests and those of the Company, and that the enhanced protections in the event of a change of control promote retentive goals that serve shareholder interests.

Shares of Company common stock acquired under the Noranda 2007 Long-Term Incentive Plan are subject to restrictions on transfer, repurchase rights and other limitations set forth in a security holders agreement. See Item 13. “Certain Relationships and Person Related Transactions, and Director Independence — Security Holders Agreement.”

Upon completion of this offering, we will no longer grant awards under the Noranda 2007 Long-Term Incentive Plan.

2010 Incentive Award Plan

Prior to the completion of this offering, we intend to adopt the 2010 Incentive Award Plan. The principal purpose of the 2010 Incentive Award Plan will be to promote the success and enhance the value of our company by linking the personal interests of selected employees, consultants and directors to those of our stockholders and by providing such individuals with an incentive for outstanding performance. The 2010 Incentive Award Plan is further intended to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards.

The 2010 Incentive Award Plan will provide for a variety of such awards, including non-qualified stock options, or “NSOs,” incentive stock options, or “ISOs” (within the meaning of Section 422 of the Internal Revenue Code, or the “Code”), stock appreciation rights, restricted stock awards, restricted stock unit awards, deferred stock awards, dividend equivalents, performance share awards, performance-based awards, stock payment awards and other stock-based awards. We will reserve           shares of common stock for issuance under the 2010 Incentive Award Plan. The maximum number of shares that may be subject to awards granted under the 2010 Incentive Award Plan to any individual in any calendar year will be           and the maximum amount that may be paid in cash to any individual in any calendar year with respect to any performance-based awards will be $     ; provided that this limitation will not apply prior to the consummation of this offering, and following such consummation, this limitation will not apply until the earliest of: (a) the first material modification of the 2010 Incentive Award Plan (including any increase in the number of shares reserved for issuance under the 2010 Incentive Award Plan); (b) the issuance of all of the shares of common stock reserved for issuance under the 2010 Incentive Award Plan; (c) the expiration of the 2010 Incentive Award Plan; (d) the first meeting of stockholders at which members of the board are to be elected, which occurs after the close of the third calendar year following the calendar year in which any of our equity securities are registered under Section 12 of the Exchange Act; or (e) such other date required by Section 162(m) of the Code and the rules and regulations promulgated thereunder.

Administration.  The 2010 Incentive Award Plan will be administered by our Board of Directors, unless and until the board delegates administration to the Compensation Committee or other applicable committee of the board. The board of directors or Compensation Committee may delegate administration to one or more members of our Board of Directors. Our Board of Directors, or the Compensation Committee if so empowered, will have the power to interpret the 2010 Incentive Award Plan and to adopt such rules for the administration, interpretation and application of the 2010 Incentive Award Plan according to its terms. Our Board of Directors or the Compensation Committee shall determine the number of shares of common stock that will be subject to each award and may take into account the recommendations of our senior management in determining the award recipients and the terms and conditions of such awards. Our Board of Directors may not delegate to the Compensation Committee or otherwise the power to grant stock awards to our independent directors.

Grant of Awards.  Certain employees, consultants and directors will be eligible to be granted awards under the 2010 Incentive Award Plan. Our Board of Directors, or the Compensation Committee if so empowered, will determine:

•	which employees, consultants and directors are to be granted awards;

•	the type of award that is granted;

•	the number of shares subject to the awards; and

•	the terms and conditions of such awards, consistent with the 2010 Incentive Award Plan. Our Board of Directors, or the Compensation Committee if so empowered, will have the discretion, subject to the limitations of the 2010 Incentive Award Plan and applicable laws, to grant ISOs, NSOs, stock bonuses and rights to acquire restricted stock (except that only our employees may be granted ISOs).

Limitation on ISO Treatment.  Even if an option is designated as an ISO, no option will qualify as an ISO if the aggregate fair market value of the stock (as determined as of the date of grant) with respect to all of a holder’s ISOs exercisable for the first time during any calendar year under the 2010 Incentive Award Plan exceeds $100,000. Any option failing to qualify as an ISO will be deemed to be an NSO.

Stock Option Exercise Price.  Our Board of Directors, or the Compensation Committee if so empowered, shall set the per share exercise price, subject to the following rules:

•	in the case of ISOs and NSOs, the per share option exercise price shall not be less than 100% of the fair market value of shares of our common stock on the grant date; and

•	for any persons owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of our capital stock or of any of our subsidiaries, the per share exercise price shall be not less than 110% of the fair market value of the shares of our common stock on the grant date.

Expiration of Stock Options.  The term of an option is set by our Board of Directors, or the Compensation Committee if so empowered, subject to the following conditions: (1) no option term shall be longer than ten years from the date of grant; and (2) the option term for an ISO granted to a person owning more than 10% of the total combined voting power of all classes of our capital stock shall not exceed five years from the date of grant. Upon termination of an outstanding optionholder’s services with us, the holder may exercise his or her options within the period of time specified in the option grant, to the extent that the options were vested at the time of termination.

Other Equity Awards.  In addition to stock options, the Compensation Committee may also grant to certain employees, consultants and directors stock appreciation rights, restricted stock awards, restricted stock unit awards, deferred stock awards, dividend equivalents, performance share awards, performance-based awards, stock payment awards or other stock-based awards, with such terms and conditions as our Board of Directors (or, if applicable, the Compensation Committee) may, subject to the terms of the 2010 Incentive Award Plan, establish. Under the 2010 Incentive Award Plan, performance-based stock awards are intended to comply with the requirements of Section 162(m) of the Code and its underlying regulations, in order to allow these awards, when payable, to be fully tax deductible by us.

Performance Bonus Awards.  Under the 2010 Incentive Award Plan, the Compensation Committee has the authority in its discretion to make performance-based cash bonus payments to our designated employees, including our executive officers, with respect to a specified period (for example, a calendar year). Such bonuses are payable upon the attainment of pre-established performance goals. Such performance goals may relate to one or more corporate business criteria with respect to us or any of our subsidiaries, including but not limited to: net earnings (either before or after interest, taxes, depreciation and amortization), gross or net sales or revenue, net income (either before or after taxes), operating earnings or profit, cash flow (including, but not limited to, operating cash flow and free cash flow), return on assets, return on capital, return on stockholders’ equity, return on sales, gross or net profit or operating margin, costs, funds from operations, expenses, working capital, net income (loss) per share, price per share of Common Stock, regulatory body approval for commercialization of a product, implementation or completion of critical projects, market share, objective measures of productivity, operating efficiency, economic value added, cash flow return on capital and return on net assets, any of which may be measured either in absolute terms or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices.

Adjustments of Awards.  In the event a stock dividend, stock split, combination, merger, consolidation, spin-off, recapitalization or other change in our capitalization affects our common stock in a manner that causes dilution or enlargement of benefits or potential benefits under the 2010 Incentive Award Plan, as determined by our Board of Directors, or the Compensation Committee, if so empowered, then our Board of Directors or the Compensation Committee shall equitably adjust:

•	the aggregate number of, and kind of, shares of our common stock subject to the 2010 Incentive Award Plan;

•	the number of, and kind of, shares of our common stock subject to the outstanding awards;

•	the price per share of our common stock upon exercise of outstanding options; and

•	the terms and conditions of any outstanding awards, including the financial or other performance targets specified in each option agreement for determining the exercisability of options.

Change in Control.  With respect to any awards, in connection with any change in control (or other unusual or nonrecurring transaction affecting us or our financial statements), our Board of Directors or the Compensation Committee if so empowered, in its sole discretion, may (i) provide for the termination of any award in exchange for an amount of cash, if any, equal to the amount that would have been payable upon the exercise of such award or realization of the participant’s rights as of the date of such change in control or other transaction; (ii) purchase any outstanding awards for a cash amount or replace outstanding awards with other rights or property; (iii) provide that after the occurrence of the transaction, the award cannot vest, be exercised or become payable; (iv) provide that only for a specified period of time after such transaction, an award shall be exercisable or payable or fully vested with respect to all shares covered thereby, notwithstanding anything to the contrary in the 2010 Incentive Award Plan or the applicable award agreement; or (v) provide that each outstanding award shall be assumed or substituted for an equivalent award, right or property by any successor corporation. Any such action may be effectuated by the Compensation Committee either by the terms of the applicable option agreement or by action of the Compensation Committee taken prior to the change in control.

Amendment and Termination.  Our Board of Directors, or the Compensation Committee if so empowered, is generally authorized to adopt, amend and rescind rules relating to the administration of the 2010 Incentive Award Plan, and our Board of Directors is authorized to amend, suspend and terminate the 2010 Incentive Award Plan. We have attempted to structure the 2010 Incentive Award Plan in a manner such that remuneration attributable to stock options and other awards will not be subject to the deduction limitation contained in Section 162(m) of the Code. However, we must generally obtain approval of our stockholders: (i) to increase the number of shares of our common stock that may be issued under the 2010 Incentive Award Plan; or (ii) to decrease the exercise price of any outstanding option or stock appreciation right granted under the 2010 Incentive Award Plan.

Senior Executive Bonus Plan

Prior to the completion of this offering, we intend to adopt the Senior Executive Bonus Plan. The Senior Executive Bonus Plan is intended to provide an incentive for superior work and to motivate covered key executives toward even greater achievement and business results, to tie their goals and interests to those of ours and our stockholders and to enable us to attract and retain highly qualified executives.

The Senior Executive Bonus Plan is a performance-based bonus plan under which our designated key executives, including our executive officers, are eligible to receive bonus payments with respect to a specified period (for example, our fiscal year). Bonuses are generally payable under the Senior Executive Bonus Plan upon the attainment of pre-established performance goals. Notwithstanding the foregoing, we may pay bonuses (including, without limitation, discretionary bonuses) to participants under the Senior Executive Bonus Plan based upon such other terms and conditions as the Compensation Committee may in its discretion determine.

Performance goals under the Senior Executive Bonus Plan may relate to one or more corporate business criteria with respect to us or any of our subsidiaries, including but not limited to: net earnings (either before or after interest, taxes, depreciation and amortization), adjusted EBITDA, economic value added, sales or revenue, net income (either before or after taxes), operating earnings, cash flow (including, but not limited to, operating cash flow and free cash flow), cash flow return on capital, return on net assets, return on stockholders’ equity, return on assets, return on capital, stockholder returns, return on sales, gross or net profit margin, productivity, expense, margins, operating efficiency, objective measures of customer satisfaction, working capital, net income (loss) per share, price per share of stock, market share, acquisitions or strategic transactions, and number of customers, any of which may be measured either in absolute terms or as compared to any incremental increase or decrease, or as compared to results of a peer group.

The Senior Executive Bonus Plan is administered by the Compensation Committee. The Compensation Committee will select the participants in the Senior Executive Bonus Plan and the performance goals to be utilized with respect to the participants, establish the bonus formulas for each participant’s annual bonus, and certify whether any applicable performance goals have been met with respect to a given performance period. We may amend or terminate the Senior Executive Bonus Plan at any time in our sole discretion. Any amendments to the Senior Executive Bonus Plan will require stockholder approval only to the extent required by applicable law, rule or regulation.

Post-Employment Compensation.  We provide post-employment compensation to our employees, including our named executive officers, as a continuance of the post-retirement programs applicable to our employees prior to the Apollo Acquisition. The Compensation Committee believes that offering post-employment compensation allows us to attract and retain qualified employees and executives in a highly competitive marketplace and to reward our employees and executives for their contribution to the Company during their employment. The principal components of our post-employment executive officer compensation program include a qualified defined contribution 401(k) plan, a qualified defined benefit pension plan, a non-qualified supplemental defined benefit pension plan and a non-qualified deferred compensation plan.

•	401(k) Plan. Our executive officers are eligible to participate in our Company-wide 401(k) qualified plan for salaried and non-union hourly employees. The Company matches 50% of employee contributions up to 6% of employee pay. Company matching contributions are 100% vested after three years of service.

•	Pension Plan. Our executive officers participate in our Company-wide non-contributory defined benefit pension plan for salaried and non-union hourly employees. Benefits are vested after five years of service and are based on average annual compensation and length of service of the employee.

•	Supplemental Executive Retirement Plan. We also maintain the Noranda Aluminum, Inc. Management Supplemental Benefit Plan, a separate supplemental non qualified pension plan in which executive officers and other highly compensated Company employees participate. This Plan provides retirement benefits equal to the difference, if any, between the maximum benefit allowed under the qualified defined benefit pension plan under applicable Internal Revenue Code limits and the amount that would be provided under the pension plan if no such limits were applied. The non-qualified pension plan also recognizes as covered earnings deferred salary and bonuses, which are not recognized as such by the pension plan.

•	Deferred Compensation Plan. Under our non-qualified deferred compensation plan, executive officers and other highly compensated Company employees may defer a portion of their base salary and annual bonus. Amounts deferred are not actually invested, but are credited with interest at a rate equal to the sum of the credited portfolio rate of return published annually by Northwestern Mutual Life Insurance Company (which for 2008, was 7.5%, for 2009 was 6.5% and for 2010 is 6.15%) and 1.5%. The Company maintains a rabbi trust to provide for its obligations under the supplemental executive retirement plan and the deferred compensation plan.

Perquisites and Other Personal Benefits.  The Compensation Committee, continuing a multi-year Company trend of phasing out perquisites, determined in 2008 that the practice of providing perquisite allowances and company leased automobiles to certain executives should cease on January 1, 2009, or in the case of then-existing leased automobiles, the later of January 1, 2009 or the expiration of the lease. The Compensation Committee at the same time determined that consistent with our compensation philosophy that perquisites and other personal benefits that are reasonable, competitive and consistent with our overall compensation program are necessary in order to enable us to attract and retain qualified employees for key positions, the cash value of the perquisite allowances ($13,500) and auto leases ($11,500) should be added to the base salary of executives who are affected by the elimination of the programs. Accordingly, the Compensation Committee determined to increase the base salaries of Messrs. Gregston, Croft and Brown by $25,000 effective January 1, 2009. In the case of Messrs. Croft and Brown, whose automobile leases terminated in May and August 2009 respectively, the Company deducted the value of the monthly lease from the monthly compensation of the executive until lease termination.

Management Agreements

The Company is party to employment agreement term sheets with certain of its current executive officers, including Messrs. Smith, Lorentzen and Mahoney.

Mr. Smith’s Term Sheet.  On February 22, 2008, we entered into a definitive, binding term sheet with Mr. Smith, with a five-year term commencing as of March 3, 2008, and with automatic annual renewals thereafter unless either party gives notice of non-renewal at least 90 days prior to a renewal date. In connection with, and in order to reflect, the amendment and restatement of Mr. Smith’s stock option agreement, we entered into an amendment to Mr. Smith’s term sheet on November 12, 2009.

Pursuant to the term sheet, Mr. Smith will serve as our CEO during the term, and will serve on our Board of Directors. While serving as our CEO, Mr. Smith will receive an annual base salary of $750,000 and will be eligible for an annual bonus with a target amount equal to 100% of his annual base salary. Actual bonus amounts will be determined based on performance.

In the event that Mr. Smith’s employment as our CEO is terminated by us without “cause” or by Mr. Smith for “good reason” (each, an “Involuntary Termination”), he would be entitled to 18 months of base salary, payable in a lump sum, a prorated annual bonus for the year of termination and 18 months of continued health care benefits. In the event that Mr. Smith’s employment as our CEO is terminated by us due to his disability or death, he, or his estate, would be entitled to 12 months of base salary, payable in a lump sum.

In connection with entering into the term sheet, Mr. Smith agreed to make an investment of $2 million in shares of Noranda HoldCo common stock and, in connection with such investment, Noranda HoldCo granted Mr. Smith stock options in respect of 200,000 shares of Noranda HoldCo common stock. See “Elements Used to Achieve Compensation Objectives — The Amended and Restated 2007 Long-Term Incentive Plan and Equity Compensation Award Granted Under the Plan” above. The terms of his investment and stock options are generally similar to those applicable to Messrs. Brown, Gregston and Croft other than with respect to price and vesting, except that Mr. Smith’s shares are subject to repurchase rights only in the case of termination for cause (in which case we may repurchase his shares at the lesser of his original purchase price or fair market value), Mr. Smith may be entitled under certain circumstances to potentially longer post-termination exercise periods for vested stock options than are generally applicable to our stock options, and Mr. Smith was entitled, pursuant to the original terms of his term sheet, in the event of a change of control of Noranda HoldCo prior to or on the 18-month anniversary of his commencement of employment, to full vesting of all time-vesting stock options and the right to re-sell his 100,000 purchased shares to us for no less than $8 million. Mr. Smith’s options were amended and restated in November, 2009 as described in “Elements Used to Achieve Compensation Objectives — The Amended and Restated 2007 Long-Term Incentive Plan and Equity Compensation Award Granted Under the Plan” above. The amendment to Mr. Smith’s term sheet extended this period from the 18-month anniversary of Mr. Smith’s commencement of employment with the Company to the 60-month anniversary of his commencement of employment with the Company and clarified that all of his stock options (including those that were formerly performance-vesting options) would be treated in the same manner in the event of such a change of control. However, in the event of such a change of control, any cash received by Mr. Smith for those shares would be subject to a continued service requirement pursuant to which his right to the cash would vest 50% on the six-month anniversary of the change of control and 50% on the first anniversary of the change of control, subject to accelerated vesting upon an Involuntary Termination.

Mr. Lorentzen’s Term Sheet.  On May 8, 2008, we entered into a definitive, binding term sheet with Mr. Lorentzen, with a two-year term commencing as of May 5, 2008, and with automatic annual renewals thereafter unless either party gives notice of non-renewal at least 90 days prior to a renewal date.

Pursuant to the term sheet, Mr. Lorentzen served as Chief Operating Officer until being elected Chief Financial Officer on October 13, 2008. Mr. Lorentzen served as our Chief Operating Officer and Chief Financial Officer until Mr. Mahoney’s commencement of employment on May 11, 2009, when Mr. Lorentzen returned solely to serving as our Chief Operating Officer. While serving with Noranda HoldCo, Mr. Lorentzen receives an annual base salary of at least $310,000 (since increased to $425,000 as described above) and is eligible for an annual bonus with a target amount equal to 65% of his annual base salary. Actual bonus amounts will be determined based on performance.

In the event that Mr. Lorentzen’s employment is terminated by us without “cause” or by Mr. Lorentzen for “good reason”, he would be entitled to 12 months of base salary, payable in installments through the end of the year of termination, with the remainder paid in a lump sum, a prorated annual bonus for the year of termination and continued health care benefits for a limited period.

In connection with entering into the term sheet, Noranda HoldCo granted Mr. Lorentzen 25,000 unrestricted shares of Noranda HoldCo common stock and stock options in respect of 50,000 shares of Noranda HoldCo common stock. See “Elements Used to Achieve Compensation Objectives — The Amended and Restated 2007 Long-Term Incentive Plan and Equity Compensation Award Granted Under the Plan” above. The terms of such stock options are generally similar to those applicable to Messrs. Brown, Gregston and Croft other than with respect to price and vesting.

Pursuant to the term sheet, during his employment, Mr. Lorentzen had the right, upon one business day’s notice to us, to purchase an additional number of shares of Noranda HoldCo common stock having a then-current fair market value of $250,000 for an aggregate purchase price of $250,000. In the event that Mr. Lorentzen exercised such right, Noranda HoldCo was required to grant Mr. Lorentzen one option to purchase a share of Noranda HoldCo common stock for each additional share of Noranda HoldCo common stock purchased, with such options to have an exercise price equal to the then-current fair market value. The terms of such stock options were generally to be similar to those applicable to Messrs. Brown, Gregston and Croft, other than with respect to price and vesting, except that 100% of any additional options were to be performance-vesting options. Mr. Lorentzen purchased 6,750 shares of Noranda HoldCo common stock for an aggregate purchase price of $135,000 and was, accordingly, granted options to purchase an additional 6,750 shares of Noranda HoldCo common stocks having the terms and conditions described immediately above. Mr. Lorentzen’s options were amended and restated in November, 2009 as described in “Elements Used to Achieve Compensation Objectives — The Amended and Restated 2007 Long-Term Incentive Plan and Equity Compensation Award Granted Under the Plan” above. In connection with, and in order to reflect, the amendment and restatement of Mr. Lorentzen’s stock options, we entered into an amendment to his employment term sheet, which is set forth in his amended and restated stock option agreement. The amendment to Mr. Lorentzen’s term sheet capped the number of shares that Mr. Lorentzen could purchase pursuant to the subsequent share purchase provision of his term sheet at 5,750, and provided for time-based vesting of any stock options that were granted to Mr. Lorentzen in connection with a subsequent share purchase.

Mr. Mahoney’s Term Sheet.  On April 22, 2009, we entered into a definitive, binding term sheet with Mr. Mahoney, with a three-year term commencing as of May 11, 2009, and with automatic annual renewals thereafter unless either party gives notice of non-renewal at least 90 days prior to a renewal date.

Pursuant to the term sheet, Mr. Mahoney serves as our Chief Financial Officer during the term and is entitled to receive an annual base salary of $375,000 and is eligible for an annual bonus with a target amount equal to 60% of his annual base salary.

In the event that Mr. Mahoney’s employment is terminated by us without “cause” or by Mr. Mahoney for “good reason”, subject to his execution and non-revocation of a release of claims against us, he would be entitled to (i) 12 months of base salary, payable in accordance with our regular payroll practices until the end of the calendar year in which the termination occurs, with the remainder payable in a lump sum in January of the year following termination, (ii) a prorated annual bonus for the year of termination, based on actual performance, and (iii) continued health benefits for him and his eligible dependents during any notice period as if he were covered by our general severance plan for executives.

In connection with entering into the term sheet, Mr. Mahoney was given the right to purchase up to 30,000 shares of Noranda HoldCo. common stock at $1.37 per share (the fair market value at the time of purchase). As a result of Mr. Mahoney’s purchase of these shares, Noranda HoldCo granted Mr. Mahoney stock options in respect of 60,000 shares of Noranda HoldCo common stock. See “Elements Used to Achieve Compensation Objectives — The Amended and Restated 2007 Long-Term Incentive Plan and Equity Compensation Award Granted Under the Plan” above.

Senior Managers Severance Plan.  Each of Messrs. Brown, Gregston and Croft is eligible to participate in our senior managers severance plan applicable to the senior management employees who directly report to our President. In the event that a participant incurs an involuntary termination of employment due to a permanent reduction in force, the elimination of a job or position, a corporate reorganization (generally a merger or similar transaction resulting in employment terminations) or a demonstrated insufficient aptitude for continued employment not attributable to any willful cause or effect, then, subject to execution of a release of claims, the participant will receive an amount calculated based on the length of service and base salary of the participant (subject to a maximum severance amount of 104 weeks of base pay), provided that the participant will be ineligible for severance in the event of a voluntary resignation, misconduct (including unethical or illegal conduct), a lay-off expected to be short-term in nature or the refusal to accept reassignment where reassignment is at substantially similar pay, benefits and reporting duties and not more than 50 miles from the prior location. The senior managers severance plan has been a component of our executive compensation program for many years prior to the Apollo Acquisition. We believe that this arrangement provides a retentive benefit and represents part of an industry-competitive benefits program, and assists in ensuring the impartial and dedicated service of our executive officers, notwithstanding concerns that they might have regarding their continued employment following corporate transactions or otherwise.

Conclusion.  Our compensation policies are designed to reasonably and fairly motivate, retain and reward our executives for achieving our objectives and goals.

Summary Compensation Table

The table below summarizes the total compensation paid or earned by each of the named executive officers from Noranda HoldCo or Noranda AcquisitionCo for the fiscal years ended December 31, 2009, December 31, 2008 and December 31, 2007.

							Change in
							Pension
							Value and
						Non-Equity	Non-qualified
						Incentive	Deferred
				Stock	Option	Plan	Compensation	All Other
		Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation	Total
Name and Principal Position(a)	Year(b)	($)(c)(1)	($)(d)	($)(e)(2)	($)(f)(2)	($)(g)(3)	($) (h)(4)	($)(i)(5)	($)(j)

Layle K. Smith,	2009	750,000	—	—	212,480	—	150,776	7,041	1,120,297
President and Chief	2008	625,000	—	—	713,263	506,250	62,930	4,849	1,912,292
Executive Officer
Kyle D. Lorentzen,	2009	396,250	200,000	—	83,886	—	32,276	8,339	720,751
Chief Operating Officer	2008	204,481	—	500,000	181,180	108,799	10,363	4,737	1,009,560
Robert B. Mahoney,	2009	241,477	—	—	45,685	—	28,926	47,909	363,997
Chief Financial Officer
Alan Brown,	2009	244,735	—	—	—	—	180,216	9,290	434,241
Secretary and General	2008	218,135	—	—	326,723	88,978	117,015	24,410	775,261
Counsel	2007	132,628	—	—	396,753	59,328	25,155	12,879	626,743
Keith Gregston,	2009	249,541	—	—	—	—	374,216	9,330	633,087
President and General	2008	222,906	—	—	326,723	111,127	264,536	26,609	951,901
Manager, New Madrid	2007	135,529	—	—	396,753	76,824	36,198	13,473	658,777
Scott Croft,	2009	237,330	—	—	—	—	168,952	8,952	415,234
President, Rolling Mills	2008	210,785	—	—	326,723	67,936	28,421	24,107	657,972
	2007	128,161	—	—	396,753	61,062	4,496	12,370	602,842

(1)	For 2009, represents regular base salary paid to our named executive officers by us between January 1, 2009 and December 31, 2009. The annual base salaries for each of Messrs. Smith, Lorentzen, Mahoney, Brown, Gregston and Croft as of December 31, 2009 were $750,000, $425,000, $375,000, $244,735, $249,541 and $237,330 respectively. For 2007, represents regular base salary paid to our named executive officers by us between May 18, 2007 (the date of the completion of the Apollo Acquisition) and December 31, 2007.

(2)	In connection with the completion of the Apollo Acquisition, Messrs. Brown, Gregston and Croft were awarded options to acquire 61,300, 61,300 and 61,300 shares of Noranda HoldCo common stock, respectively. Generally, 50% of the options are time-vesting options that were to have become vested and exercisable in five equal annual installments on each anniversary of the consummation of the Apollo Acquisition beginning on May 18, 2008 and ending on May 18, 2012 and 50% of the options are performance-vesting options that were to have become vested upon the achievement of certain performance goals related to the internal rate of return of funds managed by Apollo with respect to its investment in the Company (the performance-vesting options also time-vest on the seventh anniversary of grant if they have not previously vested). In each case, the vesting of options is generally subject to the executive’s continued provision of services to the Company or one of its subsidiaries as of the applicable vesting date. In connection with the Special Dividend distribution by Noranda HoldCo on June 12, 2007, the options granted to the Company’s employees, including Messrs. Brown, Gregston and Croft, were adjusted to reflect the dividend by reducing the exercise price thereof from $10 per share to $6 per share, and by paying each optionholder $6 per share in cash per option. In connection with the 2008 Dividend distribution by Noranda HoldCo on June 13, 2008, the options granted to the Company’s employees, including Messrs. Smith, Lorentzen, Brown, Gregston and Croft, were adjusted to preserve the value of the options following the dividend by reducing the exercise price thereof by $2.00 per share and by paying each optionholder $2.70 per share in cash per option. Twenty percent of the time-vesting options for Messrs. Brown, Croft and Gregston became vested and exercisable on May 18, 2008 and twenty percent became vested and exercisable on May 18, 2009. On June 13, 2008, the performance-vesting options for Messrs. Brown, Croft and Gregston became vested and exercisable. Pursuant to his employment term sheet entered into on March 3, 2008, Mr. Smith was awarded options to acquire 200,000 shares of Noranda HoldCo common stock. In respect of the original grant, fifty percent of the options were time-vesting options that would become vested and exercisable in five equal annual installments on each anniversary of grant beginning March 10, 2009 and ending March 10, 2013 and fifty percent of the options were performance-vesting options that were to have vested upon the achievement of certain performance goals related to the internal rate of return of funds managed by Apollo with respect to its investment in the Company (the performance-vesting options also time-vest on the seventh anniversary of grant if they have not previously vested). Pursuant to his employment term sheet entered into on May 8, 2008, Mr. Lorentzen was awarded 25,000 shares of Noranda HoldCo common stock (the fair market value of which is reflected in column (e)) and was awarded options to acquire 50,000 shares of Noranda HoldCo common stock. In respect of his original grant, fifty percent of the options were time-vesting options that would become vested and exercisable in five equal annual installments on each anniversary of grant beginning May 8, 2009 and ending May 8, 2013 and fifty percent of the options were performance-vesting options that were to have vested upon the achievement of certain performance goals related to the internal rate of return of funds managed by Apollo with respect to its investment in the Company (the performance-vesting options also time-vest on the seventh anniversary of grant if they have not previously vested). On May 13, 2008, in respect of a purchase of 6,750 shares of Noranda HoldCo common stock, Mr. Lorentzen was awarded options to acquire 6,750 performance-vesting options that were to have vested upon the achievement of certain performance goals related to the internal rate of return of funds managed by Apollo with respect to its investment in the Company (the performance-vesting options were also to time-vest on the seventh anniversary of grant if they had not previously vested). On November 12, 2009, the Company entered into amended and restated stock option agreements with certain of its employees, including with Messrs. Smith (covering 200,000 options) and Lorentzen (covering separate grants of 50,000 options and 6,750 options), which reduced the exercise prices of their underlying options and amended the vesting schedule of the options. The amended and restated option agreements reduced the exercise price of Messrs. Smith’s and Lorentzen’s options from $18.00 per share to $2.28 per share and provided that the portion of the options which were originally scheduled to vest based upon achievement of performance goals would vest based on continued service, with 15% scheduled to vest on each of the first and second anniversaries of the amendment and restatement date, 20% scheduled to vest on the third anniversary of the amendment and restatement date and 25% scheduled to vest on each of the fourth and fifth anniversaries of the amendment and restatement date. In addition, on November 12, 2009, Mr. Lorentzen was awarded an option to purchase an additional 17,000 shares of Noranda HoldCo common stock. The additional 17,000 options granted to Mr. Lorentzen on November 12, 2009, at an exercise price of $2.28 per share, vest, subject to Mr. Lorentzen’s continued service, as to 15% of the options on each of the first and second anniversaries of the date of grant, 20% of the options on the third anniversary of the date of grant and 25% of the options on each of the fourth and fifth anniversaries of the date of grant. Mr. Lorentzen’s new options were subject to partial or complete forfeiture in the event that he failed to purchase up to 8,000 shares of Company common stock at a purchase price of $2.28 per share within 30 days of the date of grant of the options. Messrs. Smith and Lorentzen had 20,000 and 5,000 stock options, respectively, that vested on March 3, 2009 and May 8, 2009. In connection with his commencement of employment and purchase of stock, Mr. Mahoney was awarded 60,000 stock options pursuant to the Noranda 2007 Long-Term Incentive Plan on June 9, 2009, at an exercise price of $1.37 per share. The options granted to Mr. Mahoney vest, as to 15% of the options on each of the first and second anniversaries of the date of grant, 20% of the options on the third anniversary of the date of grant and 25% of the options on each of the fourth and fifth anniversaries of the date of grant. The amounts in Column (f) represent the SFAS No. 123R expense recognized for options in 2007, 2008 and 2009, which include the expense for option modifications on June 12, 2007, June 13, 2008 and November 12, 2009, plus any cash dividend distribution paid in conjunction with such option modifications. For a discussion of the assumptions made in the option valuation, please see the “Shareholders’ Equity and Share-Based Payments” footnote of the “Notes to Consolidated Financial Statements.”

(3)	For 2007, represents annual bonuses under our 2007 Annual Incentive Plan paid to the named executive officers on March 14, 2008. For 2008, represents annual bonuses under our 2008 Annual Incentive Plan paid to the named executive officers on March 15, 2009. Bonus amounts under the 2009 Annual Incentive Plan are expected to be paid on March 15, 2010. The Compensation Committee has not yet determined what bonuses, if any, will be payable under the 2009 Annual Incentive Plan.

(4)	Includes (i) the aggregate change in the actuarial present values of the named executive officers’ accumulated benefit under the Noranda Aluminum Inc. Aluminum Group Retirement Plan and the Noranda Aluminum Inc. Management Supplemental Benefit Plan from January 1, 2009 to December 31, 2009, which for Messrs. Brown, Gregston, Croft, Smith, Lorentzen and Mahoney was $175,881, $370,386, $168,952, $150,776, $32,276 and $28,926, respectively; and (ii) above-market or preferential earnings under our non-qualified deferred compensation plan from January 1, 2009 to December 31, 2009, which for Messrs. Brown and Gregston were $4,335 and $3,830, respectively. The foregoing amounts assume earnings of 2.55% in excess of 120% of the applicable federal long-term rate pursuant to our non-qualified deferred compensation plan, under which amounts deferred are credited with interest at a rate equal to the sum of the credited portfolio rate of return published annually by Northwestern Mutual Life Insurance plus 1.5%. Messrs. Smith, Lorentzen, Mahoney and Croft did not participate in our non-qualified deferred compensation plan in 2009 or in any prior years.

The changes in pension values described above are based on the following calculations:

		Change in
		Pension Value
Name(a)	Plan Name(b)	($)(c)(a)

Smith, Layle K.	Noranda Aluminum Inc. Aluminum Group Retirement Plan	28,023
	Noranda Aluminum Inc. Management Supplemental Benefit Plan	122,753

	Total	150,776
Lorentzen, Kyle D.	Noranda Aluminum Inc. Aluminum Group Retirement Plan	15,169
	Noranda Aluminum Inc. Management Supplemental Benefit Plan	17,107

	Total	32,276
Mahoney, Robert B.	Noranda Aluminum Inc. Aluminum Group Retirement Plan	18,983
	Noranda Aluminum Inc. Management Supplemental Benefit Plan	9,943

	Total	28,926
Brown, Alan	Noranda Aluminum Inc. Aluminum Group Retirement Plan	112,463
	Noranda Aluminum Inc. Management Supplemental Benefit Plan	63,418

	Total	175,881
Gregston, David K.	Noranda Aluminum Inc. Aluminum Group Retirement Plan	199,229
	Noranda Aluminum Inc. Management Supplemental Benefit Plan	171,157

	Total	370,386
Croft, Scott	Noranda Aluminum Inc. Aluminum Group Retirement Plan	136,395
	Noranda Aluminum Inc. Management Supplemental Benefit Plan	32,557

	Total	168,952

(a)	Present values shown represent the increase in present value of accrued pension benefits from December 31, 2008 to December 31, 2009. Benefits are assumed to begin at age 65 (which is the plan’s earliest unreduced retirement age). Present values assume mortality in accordance with the IRS prescribed static table for 2009 for Healthy Annuitants as of December 31, 2008 and the IRS prescribed static table for 2010 for Healthy Annuitants as of December 31, 2009. Benefits are assumed payable as a joint and 75% survivor annuity if the executive is married, or as a five-year certain and life annuity if the executive is single. The discount rates at December 31, 2009 and December 31, 2008 for financial reporting purposes are 5.8% and 6.1% respectively for the Retirement Plan and 5.6% and 5.9% respectively for the Management Supplemental Benefit Plan.

(5)	Amounts reported in column (i) for the fiscal year ended December 31, 2009 include the following:

	Group Term	Company 401(k)	COBRA	Moving
Named Executive Officer	Life(a)	Match(b)	Reimbursement	Allowance	Total

Layle K. Smith	3,366	3,675	—	—	7,041
Kyle D. Lorentzen	3,138	5,201	—	—	8,339
Robert B. Mahoney	1,856	4,266	2,474	39,313	47,909
Alan Brown	1,940	7,350	—	—	9,290
Keith Gregston	1,980	7,350	—	—	9,330
Scott Croft	1,881	7,071	—	—	8,952

(a)	Under our group term life insurance policies, the Company provides coverage in amounts up to two-times the named executive officers’ base pay (limited to $850,000). Amounts reported in the table above represent the dollar value of insurance premiums paid on behalf of each named executive officer during the period from January 1, 2009 to December 31, 2009.

(b)	Our named executive officers are eligible to participate in our Company-wide 401(k) qualified plan for salaried employees. The Company matches 50% of employee contributions up to 6% of employee pay. Company matching contributions are 100% vested after three years of service. Amounts reported in the table above represent the amount of Company matching contributions made during the period between January 1, 2009 and December 31, 2009.

Grants of Plan-Based Awards

								All Other	All Other		Grant	Modi-
								Stock	Option		Date	fication
								Awards:	Awards:	Exercise	Fair	Date Fair
								Number of	Number of	or Base	Value of	Value of
								Shares of	Securities	Price of	Stock and	Stock and
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			Stock or	Underlying	Option	Option	Option
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	Units	Options	Awards	Awards	Awards
Name(a)	Date(b)	($)(c)(1)	($)(d)(1)	($)(e)(1)	(#)(f)	(#)(g)	(#)(h)	(#)(i)	(#)(j)(2)	($/Sh)(k)	($)(l)(3)	(m)

Layle Smith		—	750,000	1,500,000	—	—	—	—	—	—	—	212,480
Kyle Lorentzen	11/12/09	—	257,562	515,125	—	—	—	—	17,000	2.28	22,440	61,446
Robert Mahoney	06/09/09	—	144,886	289,772	—	—	—	—	60,000	1.37	45,685	—
Alan Brown		—	122,368	244,735	—	—	—	—	—	—	—	—
Keith Gregston		—	124,771	249,541	—	—	—	—	—	—	—	—
Scott Croft		—	118,665	237,330	—	—	—	—	—	—	—	—

(1)	Amounts reflect target and maximum bonus levels under our 2009 Annual Incentive Plan. The plan does not provide for a threshold payout level. See “Executive Compensation — Elements Used to Achieve Compensation Objectives — 2009 Annual Incentive Plan” for a more detailed description of the plan.

(2)	In connection with his commencement of employment and purchase of stock, Mr. Mahoney was awarded 60,000 stock options pursuant to the Noranda 2007 Long-Term Incentive Plan on June 9, 2009, at an exercise price of $1.37 per share. The options granted to Mr. Mahoney vest, as to 15% of the options on each of the first and second anniversaries of the date of grant, 20% of the options on the third anniversary of the date of grant and 25% of the options on each of the fourth and fifth anniversaries of the date of grant. Mr. Mahoney had no stock options that vested in 2009. On November 12, 2009, the Company entered into amended and restated stock option agreements with certain of its employees, including with Mr. Smith (covering 200,000 options) and Mr. Lorentzen (covering separate grants of 50,000 options and 6,750 options), which reduced the exercise prices of their underlying options and amended the vesting schedule of the options. The amended and restated option agreements reduced the exercise price of the options from $18.00 per share to $2.28 per share and provided that the 50% of the options which were originally scheduled to vest based upon performance vesting would vest based on continued service, with 15% scheduled to vest on each of the first and second anniversaries of the amendment and restatement date, 20% scheduled to vest on the third anniversary of the amendment and restatement date and 25% scheduled to vest on each of the fourth and fifth anniversaries of the amendment and restatement date. In addition, on November 12, 2009, Mr. Lorentzen was awarded an option to purchase an additional 17,000 shares of Noranda HoldCo common stock. The additional 17,000 options granted to Mr. Lorentzen on November 12, 2009, at an exercise price of $2.28 per share, vest, subject to Mr. Lorentzen’s continued service, as to 15% of the options on each of the first and second anniversaries of the date of grant, 20% of the options on the third anniversary of the date of grant and 25% of the options on each of the fourth and fifth anniversaries of the date of grant. Mr. Lorentzen’s new options were subject to partial or complete forfeiture in the event that he failed to purchase up to 8,000 shares of Company common stock at a purchase price of $2.28 per share within 30 days of the date of grant of the options. Mr. Lorentzen had 5,000 stock options that vested in 2009.

(3)	Amounts reported in column (l) include, with respect to stock awards, the then-current fair market value of the underlying shares.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards					Stock Awards
									Equity
									Incentive
			Equity					Equity	Plan Awards:
			Incentive					Incentive	Market
			Plan					Plan Awards:	or Payout
	Number of	Number of	Awards:					Number	Value of
	Securities	Securities	Number			Number of	Market	of Unearned	Unearned
	Underlying	Underlying	of Securities			Shares or	Value of	Shares,	Shares,
	Unexercised	Unexercised	Underlying			Units of	Shares or	Units or	Units or
	Options	Options	Unexercised	Option	Option	Stock That	Units of	Other Rights	Other Rights
	(#)	(#)	Unearned	Exercise	Expiration	Have Not	Stock That	That Have	That Have
	Exercisable	Unexercisable	Options	Price	Date	Vested	Have Not	Not Vested	Not Vested
Name(a)	(b)(1)	(c)(1)	(#)(d)(1)	($)(e)(2)	(f)(3)	(#)(g)	Vested ($)(h)	(#)(i)	($)(j)

Layle Smith	20,000	180,000	0	$2.28	March 10, 2018	—	—	—	—
Kyle Lorentzen	5,000	45,000	0	$2.28	May 8, 2018	—	—	—	—
Kyle Lorentzen	—	6,750	0	$2.28	May 13, 2018	—	—	—	—
Kyle Lorentzen	—	17,000	0	$2.28	November 12, 2019	—	—	—	—
Robert Mahoney	—	60,000	0	$1.37	June 9, 2019	—	—	—	—
Alan Brown	42,910	18,390	0	$4.00	May 29, 2017	—	—	—	—
Keith Gregston	42,910	18,390	0	$4.00	May 29, 2017	—	—	—	—
Scott Croft	42,910	18,390	0	$4.00	May 29, 2017	—	—	—	—

(1)	Pursuant to option agreements entered into in connection with the consummation of the Apollo Acquisition or commencement of employment, each of our named executive officers received grants of stock options to acquire common shares of Noranda HoldCo at an exercise price of $10 per share (in the case of Messrs. Brown, Gregston and Croft), $20 per share (in the case of Messrs. Smith and Lorentzen) or $1.37 per share (in the case of Mr. Mahoney). Options reported in columns (b) and (c) were granted to Messrs. Brown, Gregston and Croft on May 29, 2007 in connection with the completion of the Apollo Acquisition and, other than with respect to the 17,000 options granted to Mr. Lorentzen on November 12, 2009, were granted to Messrs. Smith, Lorentzen and Mahoney in connection with their respective commencement of employment. Other than with respect to Mr. Mahoney, the initial grants to each of our named executive officers generally consisted of 50% of time-vesting options that become vested and exercisable in five equal annual installments on the first five anniversaries of grant (or, in the case of options granted in connection with the Apollo Acquisition, on each of the first five anniversaries of the consummation of the Apollo Acquisition), and 50% of performance-vesting options that vest upon the achievement of certain performance goals related to the internal rate of return of funds managed by Apollo with respect to its investment in the Company. In June 2008, the performance goals applicable to the performance-vesting options for Messrs. Brown, Gregston and Croft were achieved, and such options vested. In each case, the vesting of options is generally subject to the grantee’s continued provision of services to the Company or one of its subsidiaries through the applicable vesting date. In connection with the dividend distribution by Noranda HoldCo on June 12, 2007, the options granted to the Company’s employees, including the Company’s named executive officers, were adjusted by reducing the exercise price thereof from $10 per share to $6 per share, and by paying each optionholder $6 per option. Additionally, in connection with the dividend distribution by Noranda HoldCo on June 13, 2008, the options granted to the Company’s employees on May 29, 2007, including Messrs. Brown, Gregston and Croft, were adjusted by reducing the exercise price thereof from $6 per share to $4 per share, and by paying optionholders including Messrs. Brown, Gregston and Croft $2.70 per share in cash per option. In connection with the dividend distribution by Noranda HoldCo on June 13, 2008, Messrs. Smith and Lorentzen’s stock options were adjusted from $20 per share to $18 per share and each was paid $2.70 per option. On November 12, 2009 the Company entered into amended and restated stock option agreements with certain of its employees, including with Messrs. Smith (covering 200,000 options) and Lorentzen (covering separate grants of 50,000 options and 6,750 options), which reduced the exercise prices of their underlying options and amended the vesting schedule of the options. The amended and restated option agreements reduced the exercise price of Messrs. Smith’s and Lorentzen’s options from $18.00 per share to $2.28 per share and provided that the 50% of the options which were originally scheduled to vest based upon the performance goal described above would vest based on continued service, with 15% scheduled to vest on each of the first and second anniversaries of the amendment and restatement date, 20% scheduled to vest on the third anniversary of the amendment and restatement date and 25% scheduled to vest on each of the fourth and fifth anniversaries of the amendment and restatement date. In addition, on November 12, 2009, Mr. Lorentzen was awarded an option to purchase an additional 17,000 shares of Noranda HoldCo common stock. The additional 17,000 options granted to Mr. Lorentzen on November 12, 2009, at an exercise price of $2.28 per share, vest, subject to Mr. Lorentzen’s continued service, as to 15% of the options on each of the first and second anniversaries of the date of grant, 20% of the options on the third anniversary of the date of grant and 25% of the options on each of the fourth and fifth anniversaries of the date of grant. Mr. Lorentzen’s new options were subject to partial or complete forfeiture in the event that he failed to purchase up to 8,000 shares of Company common stock at a purchase price of $2.28 per share within 30 days of the date of grant of the options. Messrs. Smith and Lorentzen had 20,000 and 5,000 stock options, respectively that vested in March 3, 2009 and May 8, 2009, respectively. In connection with his commencement of employment and purchase of stock, Mr. Mahoney was awarded 60,000 stock options pursuant to the Noranda 2007 Long-Term Incentive Plan on June 9, 2009, at an exercise price of $1.37 per share. The options granted to Mr. Mahoney vest, as to 15% of the options on each of the first and second anniversaries of the date of grant, 20% of the options on the third anniversary of the date of grant and 25% of the options on each of the fourth and fifth anniversaries of the date of grant. All of the time-vesting options may become vested earlier upon the optionee’s continued employment for 18 months following a “change of control” or upon certain qualifying terminations of employment prior to such 18-month anniversary.

(2)	The exercise price per share of Noranda HoldCo’s common stock subject to the options was $10 per share on the date of grant for Messrs. Brown, Gregston and Croft, $20 per share on the date of grant for Messrs. Smith and Lorentzen and $1.37 per share on the date of grant for Mr. Mahoney. In connection with the dividend distribution by Noranda HoldCo on June 12, 2007, the options granted to the Company’s employees, including Messrs. Brown, Gregston and Croft were adjusted to reflect the dividend by reducing the exercise price thereof from $10 per share to $6 per share. Additionally, in connection with the dividend distribution by Noranda HoldCo on June 13, 2008, the options granted to the Company’s employees, including Messrs. Brown, Gregston, Croft, Smith and Lorentzen were adjusted to reflect the dividend by reducing the exercise price thereof from $6 per share to $4 per share and from $20 per share to $18 per share for Messrs. Smith and Lorentzen. Accordingly, the option exercise price at fiscal year end was $4 per share for Messrs. Brown, Gregston and Croft and $18 per share for Messrs. Smith and Lorentzen. On November 12, 2009, the Company entered into amended and restated stock option agreements with certain of its employees, including with Messrs. Smith (covering 200,000 options) and Lorentzen (covering separate grants of 50,000 options and 6,750 options), which reduced the exercise prices of their underlying options and amended the vesting schedule of the options. The amended and restated option agreements reduced the exercise price of Messrs. Smith’s and Lorentzen’s options from $18.00 per share to $2.28 per share.

(3)	All outstanding options held by Messrs. Brown, Gregston and Croft on December 31, 2009 were granted on May 29, 2007 and will expire ten years from the date of grant. All outstanding options held by Mr. Smith on December 31, 2009 were granted on March 3, 2008 and will expire ten years from the date of grant. The outstanding options held by Mr. Lorentzen on December 31, 2009 and granted on May 8, 2008, May 13, 2008 and November 12, 2009, will expire ten years from the date of grant. The outstanding options held by Mr. Mahoney on December 31, 2009 were granted on June 9, 2009 and will expire ten years from the date of grant. However, subject to certain exceptions set forth in the applicable stock option award agreement, unvested options will automatically expire upon the date of the optionee’s termination of employment, and vested options will generally expire 90 days following the termination of the optionee’s employment without “cause” or with “good reason” (each as defined in the applicable stock option agreement), 60 days following the optionee’s termination of employment without good reason and 180 days following the optionee’s death or disability. All options will be forfeited upon a termination of the optionee’s employment for cause.

Pension Benefits

The chart below sets forth, for each of our named executive officers, such officer’s years of credited service, present value of accumulated benefit as of December 31, 2009, and payments during 2009, under each of our defined benefit pension plans.

		Number of		Payments
		Years	Present Value	During
		Credited	of Accumulated	Last Fiscal
		Service	Benefit	Year
Name (a)	Plan Name(b)(1)	(#)(c)	($)(d)(2)	($)(e)

Layle K. Smith	Noranda Aluminum Inc. Aluminum Group Retirement Plan	1.8	45,966	—
	Noranda Aluminum Inc. Management Supplemental Benefit Plan	1.8	167,740	—

	Total		213,706	—
Kyle D. Lorentzen	Noranda Aluminum Inc. Aluminum Group Retirement Plan	1.7	22,697	—
	Noranda Aluminum Inc. Management Supplemental Benefit Plan	1.7	19,942	—

	Total		42,639	—
Robert B. Mahoney	Noranda Aluminum Inc. Aluminum Group Retirement Plan	0.7	18,983	—
	Noranda Aluminum Inc. Management Supplemental Benefit Plan	0.7	9,943	—

	Total		28,926	—
Alan Brown	Noranda Aluminum Inc. Aluminum Group Retirement Plan	17.5	649,720	—
	Noranda Aluminum Inc. Management Supplemental Benefit Plan	17.5	227,968	—

	Total		877,688	—
David K. Gregston	Noranda Aluminum Inc. Aluminum Group Retirement Plan	37.8	1,246,274	—
	Noranda Aluminum Inc. Management Supplemental Benefit Plan	37.8	459,143	—

	Total		1,705,417	—
Scott Croft.	Noranda Aluminum Inc. Aluminum Group Retirement Plan	18.7	271,177	—
	Noranda Aluminum Inc. Management Supplemental Benefit Plan	18.7	51,730	—

	Total		322,907	—

(1)	The Aluminum Group Retirement Plan is a tax-qualified defined benefit pension plan that provides a benefit of 1.75% of final five-year average compensation, with an offset of 0.75% of the executive’s Social Security benefit for each year of credited service (maximum 40 years). Pay reflected in the formula is total compensation, excluding deferred compensation, and is subject to certain limits required by the Internal Revenue Code. Benefits commence at age 65, or as early as age 55 with a reduction of 3% for each year by which commencement precedes age 65. Accrued benefits are vested when the employee has completed 5 years of service. All of the named executive officers are currently eligible for early retirement benefits, except Messrs. Smith, Lorentzen and Mahoney who do not yet have 5 years of service and Mr. Croft who is not yet 55 years of age. Upon disability before retirement, the accrued benefit is payable immediately and is reduced for early commencement before age 65, and, if the employee remains disabled until age 65, a benefit is payable at age 65 equal to the benefit the employee would have earned had he remained employed until age 65 at his last rate of pay. Upon retirement, the benefit is paid as a monthly annuity for the employee’s life, with 5 years of payments guaranteed. Alternatively, employees can elect an actuarially equivalent benefit in the form of a joint and 50% survivor annuity (which married participants must elect unless they obtain spousal consent), a 75% and 100% joint survivor annuity, a life annuity, a life annuity with 10 years guaranteed, or, if the present value of the benefit is less than $25,000, a lump sum payment. If a married employee dies before retirement, a survivor benefit is paid to the surviving spouse equal to the benefit the spouse would have received if the employee had retired and chosen the 50% joint and survivor annuity. The qualified plan is subject to certain IRS limits on pay which can be recognized and benefits that can be paid, and also does not recognize deferred compensation.

The Management Supplemental Benefit Plan is a non-qualified defined benefit pension plan that uses the same benefit formula as the qualified plan and provides any benefit accruals that would have been provided under the qualified plan if not for the pay and benefit limits of the Internal Revenue Code and if the executive had not deferred compensation. Executives can elect to receive non-qualified plan payments in an actuarially equivalent lump sum or in two, three, five or ten annual installments, and can elect to begin receiving benefits at age 55, 60, 65 or 70 (but not before 6 months after termination of employment).

(2)	Present values shown represent the present value of accrued pension benefits at December 31, 2009. Benefits are assumed to begin at age 65 (which is the plan’s earliest unreduced retirement age). Present values assume mortality in accordance with the IRS prescribed static table for 2010 for Healthy Annuitants as of December 31, 2009. Retirement Plan benefits are assumed payable as a joint and 75% survivor annuity if the executive is married, or as a five-year certain and life annuity if the executive is single. Management Supplemental Benefit Plan benefits are assumed payable as lump sums. The discount rates at December 31, 2009 for financial reporting purposes are 5.8% for the Retirement Plan and 5.6% for the Management Supplemental Benefit Plan.

Nonqualified Deferred Compensation

The chart below sets forth, for each named executive officer, such officer’s participation levels and earnings history in our non qualified deferred compensation plan for 2009.

Aggregate
	Balance at	Executive	Registrant	Aggregate	Aggregate	Aggregate
	January 1,	Contributions in	Contributions in	Earnings	Withdrawals/	Balance
	2009	Last FY	Last FY	in Last FY	Distributions	at Last FYE
Name (a)	($)(a)	($)(b)(1)	($)(c)	($)(d)(2)	($)(e)	($)(f)

Layle K. Smith	—	—	—	—	—	—
Kyle D. Lorentzen	—	—	—	—	—	—
Robert B. Mahoney	—	—	—	—	—	—
Alan Brown	157,769	—	—	13,005	—	170,774
Keith Gregston	119,116	35,112	—	11,491	—	165,719
Scott Croft	—	—	—	—	—	—

(1)	Under our nonqualified deferred compensation plan, executive officers and other highly compensated Company employees may defer up to 33% of their base salary and annual bonus, with a minimum annual deferral amount of $2,000. Under the nonqualified deferred compensation plan, distribution elections are irrevocable once made, and elections made in a prior year will not be affected by elections made in future years. All distributions are made in cash in either a lump sum payment or in equal annual installments over a period of 5, 10 or 15 years. For each future deferral election, distributions commence beginning on March 15 of either (a) the year following the participant’s attainment of a specified age (as early as age 55 or as late as age 70), even if the participant is actively employed at such age; or (b) the March 15 following the later of the date the participant leaves active employment with the Company or attains age 55, in each case, subject to any required delays as a result of Section 409A of the Internal Revenue Code.

(2)	Amounts deferred are not actually invested, but are credited with interest at a rate equal to the sum of the credited portfolio rate of return published annually by Northwestern Mutual Life Insurance Company (which, for 2009, was 6.15%) and 1.5%.

Potential Payments upon Termination or Change of Control

Mr. Smith’s Term Sheet.  Mr. Smith’s term sheet is described under “Management Agreements” above. Pursuant to Mr. Smith’s term sheet, in the event that Mr. Smith’s employment as our CEO is terminated by us without “cause” or by Mr. Smith for “good reason” (each, an “Involuntary Termination”), he would be entitled to 18 months of base salary, payable in a lump sum, a prorated annual bonus for the year of termination and 18 months of continued health care benefits. In the event that Mr. Smith’s employment as our CEO is terminated by us due to his disability or death, he, or his estate, would be entitled to 12 months of base salary, payable in a lump sum. In addition, Mr. Smith would be entitled, in the event of a change of control of Noranda HoldCo prior to or on the 60-month anniversary of his commencement of employment, to full vesting of all time-vesting stock options and the right to re-sell his 100,000 purchased shares to us for no less than $8 million. However, in the event of such a change of control, any cash received by Mr. Smith for those shares would be subject to a continued service requirement pursuant to which his right to the cash would vest 50% on the six-month anniversary of the change of control and 50% on the first anniversary of the change of control, subject to accelerated vesting upon an Involuntary Termination.

Mr. Lorentzen’s Term Sheet.  Mr. Lorentzen’s term sheet is described under “Management Agreements” above. Pursuant to Mr. Lorentzen’s term sheet, in the event that Mr. Lorentzen’s employment is terminated by us without “cause” or by Mr. Lorentzen for “good reason”, he would be entitled to 12 months of base salary, payable in installments through the end of the year of termination, with the remainder paid in a lump sum, a prorated annual bonus for the year of termination and continued health benefits for a limited period.

Mr. Mahoney’s Term Sheet.  Mr. Mahoney’s term sheet is described under “Management Agreements” above. Pursuant to Mr. Mahoney’s term sheet, in the event that Mr. Mahoney’s employment is terminated by us without “cause” or by Mr. Mahoney for “good reason”, he would be entitled to 12 months of base salary, payable in installments through the end of the year of termination, with the remainder paid in a lump sum, a prorated annual bonus for the year of termination and continued health benefits for a limited period.

Senior Managers Severance Plan.  Each of Messrs. Brown, Gregston and Croft is eligible to participate in our senior managers’ severance plan applicable to the senior management employees who directly report to the Company’s President. In the event that a participant incurs an involuntary termination of employment due to a permanent reduction in force, the elimination of a job or position, a corporate reorganization (generally a merger or similar transaction resulting in employment terminations), or a demonstrated insufficient aptitude for continued employment not attributable to any willful cause or effect, then, subject to execution of a release of claims, the participant will receive six months’ base salary plus 1.25 weeks’ base salary per full year of service plus 1.25 weeks’ base salary for each $9,120 of annual base salary (or portion thereof) (subject to a maximum severance amount of 104 weeks of base pay), provided that the participant will be ineligible for severance in the event of a voluntary resignation, misconduct (including unethical or illegal conduct), a lay-off expected to be short-term in nature, or the refusal to accept reassignment where reassignment is at substantially similar pay, benefits and reporting duties (and not more than 50 miles from the prior location).

Acceleration of Equity Under Certain Circumstances.  Except as described for Mr. Smith in the next sentence, in the event of a “change in control” of the Company, all time-vesting options granted to our named executive officers will vest upon the grantee’s continued employment for 18 months following the change in control, or sooner upon a termination of employment by the Company without cause or by the grantee for good reason prior to such 18-month anniversary. As described above, in the event of a change of control of Noranda HoldCo prior to or on the 60-month anniversary of his commencement of employment, Mr. Smith would be entitled to full vesting of all time-vesting stock options and would have the right to re-sell his 100,000 purchased shares to us for no less than $8 million.

If on December 31, 2009, each of our named executive officers who was employed with us as of such date had been terminated under the circumstances described above giving rise to severance benefits under the severance plan (or with respect to Messrs. Smith, Lorentzen and Mahoney, terminated by the Company without cause or by the named executive officer for good reason), Messrs. Smith, Lorentzen, Mahoney, Brown, Gregston and Croft would have received cash severance amounts of approximately $1,125,000, $425,000, $375,000, $380,233, $499,082, and $369,824, respectively, under the severance plan (or, with respect to Messrs. Smith, Lorentzen and Mahoney pursuant to their term sheets). In the event that such termination had followed a “change of control” and that all time-vesting options had been settled based upon a price of $2.28 per share, the fair market value at December 31, 2009, then each of Messrs. Smith, Lorentzen, Brown, Gregston and Croft would have received $0 in settlement of his time-vesting options because the exercise price of each of the options exceeded or was equal to $2.28 per share and Mr. Mahoney would have received $54,600 in settlement of his time-vesting options. In addition, in the event that Mr. Smith’s employment as our CEO had been terminated by us due to his disability or death, he (or his estate) would have been entitled to 12 months of base salary, or $750,000, payable in a lump sum.

Director Compensation

Prior to the closing of the Apollo Acquisition, Apollo entered into a definitive and binding term sheet with Mr. Brooks, who was then serving as the Company’s CEO. Mr. Brooks retired from his position as CEO and President effective March 3, 2008, and now serves as Chairman of our Board of Directors. Mr. Brooks’ term sheet provides for a three-year term commencing as of the effective time of the Apollo Acquisition. Pursuant to the term sheet, Mr. Brooks is entitled to receive $300,000 per year until the third anniversary of the consummation of the Apollo Acquisition, subject to Mr. Brooks’ agreement to serve on the Company’s Board of Directors if requested by Apollo. Mr. Smith received no additional compensation for serving as a director of Noranda HoldCo. All other directors are paid under compensation schedules approved by the Board of Directors of Noranda HoldCo. None of our Directors associated with Apollo received compensation for their services as directors in 2009. However, as discussed below, Apollo Management VI, L.P. and Apollo Alternative Assets, L.P. received equity-based remuneration for making available certain non-employee Directors to the Company.

DIRECTOR COMPENSATION

The table below summarizes the compensation paid by the Company to each non-employee director for the fiscal year ended December 31, 2009.

Fees Earned or
	Paid in Cash	Option Awards	Total
Name(a)	($)(b)(1)	($)(c)(2)	($)(d)

Joshua J. Harris	—	—	—
Eric L. Press	—	—	—
Gareth Turner	—	—	—
M. Ali Rashid	—	—	—
Matthew H. Nord	—	—	—
Matthew R. Michelini	—	—	—
Scott Kleinman	—	—	—
Alan H. Schumacher	$101,000	—	$101,000
Thomas R. Miklich	$99,000	—	$99,000
Robert A. Kasdin	$87,000	—	$87,000
William Brooks	$300,000	—	$300,000

(1)	As described immediately below, Messrs. Harris, Press, Turner, Nord, Michelini and Kleinman received no compensation for their services in 2009. Rather, director fees were paid to Apollo Management VI, L.P. and Apollo Alternative Assets, L.P. for making available for service our non-employee directors in 2009. As more fully described below, Apollo Management VI, L.P. and Apollo Alternative Assets, L.P. received $458,026 and $65,432, respectively, in retainers and fees in respect of Messrs. Harris, Press, Turner, Rashid, Nord, Michelini and Kleinman in 2009. As described above, Mr. Brooks received $300,000 for his services as a director in 2009 pursuant to the terms of his term sheet with Apollo.

(2)	As described immediately below, Messrs. Harris, Press, Turner, Nord, Michelini and Kleinman received no compensation for their services in 2009. Rather, options were granted to Apollo Management VI, L.P. and Apollo Alternative Assets, L.P. for making available for service our non-employee directors in 2009 As more fully described below, Apollo Management VI, L.P. and Apollo Alternative Assets, L.P. were granted 61,250 and 8,750 options, respectively, in respect of Messrs. Harris, Press, Turner, Rashid, Nord, Michelini and Kleinman in 2007.

Compensation as Director.  Effective January 1, 2008, each non-employee director of Noranda HoldCo was entitled to an annual retainer of $75,000, paid quarterly, in advance, plus $2,000 for each meeting of the Board of Directors attended in person ($1,000 if attended by telephone).

Compensation as Committee Members.  Each non-employee director of Noranda HoldCo who is a member of a committee of the Board is entitled to receive $2,000 for each committee meeting attended in person ($1,000 if attended by telephone).

Apollo Designees.  Notwithstanding the general compensation rates described above, to the extent that the service of any non-employee director of Noranda HoldCo is made available to the Company by Apollo (such a non-employee director, an “Apollo Designee”), such Apollo Designee will not be eligible to receive any annual retainers and meetings fees described above (whether as a director or as a Committee Member). Instead, in consideration for providing the services of such Apollo Designee, Apollo Management VI, L.P. will receive 87.5% of the amount of such retainers or fees and Apollo Alternative Assets, L.P. will receive the remaining 12.5%.

Compensation Committee Interlocks and Insider Participation

Prior to December 7, 2007, our entire Board of Directors performed the functions of a Compensation Committee. Other than Messrs. Brooks and Smith, none of such directors has ever been one of our officers or employees. None of such directors during 2009 had any relationship that requires disclosure in this prospectus as a transaction with a related person. During 2009, none of our executive officers served as a member of the Compensation Committee of another entity.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of December 31, 2009 for:

•	each person who beneficially owns more than 5% of our common stock;

•	each of our named executive officers;

•	each member of our Board of Directors; and

•	all of our executive officers and members of our Board of Directors as a group.

	Shares Beneficially Owned(1)
Name of Beneficial Owner(2)	Shares	%

Apollo Management, L.P. and affiliates(3)	21,490,000	97.9
Layle K. Smith	120,000	*
Kyle D. Lorentzen(4)	44,750	*
Robert Mahoney	30,000	*
Alan Brown	67,910	*
Keith Gregston	67,910	*
Scott Croft.	67,910	*
Bill Brooks	92,670	*
Eric L. Press	—	—
Gareth Turner	—	—
M. Ali Rashid	—	—
Matthew H. Nord	—	—
Matthew R. Michelini	—	—
Scott Kleinman	—	—
Alan H. Schumacher	4,000	*
Thomas R. Miklich	4,000	*
Robert Kasdin	4,000	*
All executive officers and directors as a group (21 persons)	503,150	2.5

*	Less than 1%.

(1)	The amounts and percentages of interests beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated in these footnotes, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated ownership interests. Beneficial ownership amounts for Messrs. Smith, Lorentzen, Brooks, Brown, Gregston, Croft, Schumacher, Miklich and Kasdin include 20,000, 5,000, 47,670, 42,910, 42,910, 42,910, 4,000, 4,000, and 4,000 shares, respectively, that may be acquired upon the exercise of options.

(2)	Unless otherwise indicated, the address of each person listed is c/o Noranda Aluminum Holding Corporation, 801 Crescent Centre Drive, Suite 600, Franklin, Tennessee 37067.

(3)	Represents all equity interest of Noranda HoldCo held of record by Apollo Investment Fund VI, L.P. (“Investment Fund VI”) and Noranda Holdings, LP (“Noranda Holdings,” together with Investment Fund VI, the “Apollo Investors”). Also includes 70,000 shares issuable upon the exercise of outstanding options issued to Apollo Management VI, L.P. (“Management VI”) and Apollo Alternative Assets, L.P. (“Alternative Assets”). Apollo Advisors VI, L.P. (“Advisors VI”) is the general partner of Investment

Fund VI and Apollo Capital Management VI, LLC (“ACM VI”) is the general partner of Advisors VI. Apollo Principal Holdings, I, L.P. (“Apollo Principal”) is the sole member of ACM VI and Apollo Principal Holdings, I GP, LLC (“Apollo Principal GP”) is the general partner of Apollo Principal. Noranda Holdings LLC (“Holdings LLC”) is the general partner of Noranda Holdings. Management VI serves as the manager of Investment Fund VI and of Holdings LLC, and as such has voting and investment power over the shares of Noranda HoldCo held by Investment Fund VI and Noranda Holdings. AIF VI Management, LLC (“AIF VI LLC”) is the general partner of Management VI, Apollo Management, L.P. (“Apollo Management”) is the sole member and manager of AIF VI LLC, and Apollo Management GP, LLC (“Apollo Management GP”) is the general partner of Apollo Management. Apollo International Management, L.P. (“AIM LP”) is the managing general partner of Alternative Assets, and Apollo International Management GP, LLC (“International Management GP”) is the general partner of AIM LP. Apollo Management Holdings, LP (“AMH”) is the sole member and manager of Apollo Management GP and International Management GP. Apollo Management Holdings GP, LLC (“AMH GP” and together with the Apollo Investors, Alternative Assets, Advisors VI, ACM VI, Apollo Principal, Apollo Principal GP, Holdings LLC, Management VI, AIF VI LLC, Apollo Management, Apollo Management GP, AIM LP, International Management GP and AMH, the “Apollo Entities”) is the general partner of AMH. Each of the Apollo Entities disclaims beneficial ownership of all shares of Noranda HoldCo held by the Apollo Investors or beneficially owned by Management VI or Alternative Assets, except to the extent of any pecuniary interest therein. The address of Investment Fund VI, Advisors VI, ACM VI, Apollo Principal and Apollo Principal GP is 1 Manhattanville Road, Suite 201, Purchase, New York 10577. The address of Management VI, AIF VI LLC, AMH, AMH GP, Apollo Management, Apollo Management GP, AIM LP and International Management GP is 9 West 57th Street, 43rd Floor, New York, NY 10019. The address of Alternative Assets is c/o Walkers SPV Limited, PO Box 908GT, Walker House, Mary Street, George Town, Grand Cayman, Cayman Islands, B.W.I. Leon Black, Joshua Harris and Marc Rowan are the members of the board of managers of Apollo Principal GP and AMH GP. Each of Messrs. Black, Harris and Rowan disclaims beneficial ownership of all shares of Noranda HoldCo held by the Apollo Investors or beneficially owned by Management VI or Alternative Assets, except to the extent of any pecuniary interest therein. The address of Messrs. Black, Harris and Rowan is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019.

Each of Messrs. Press, Turner, Rashid, Nord, Michelini and Kleinman, are affiliated with Apollo, disclaim beneficial ownership of any shares of Noranda HoldCo that may be deemed beneficially owned by any of the Apollo Entities, except to the extent of any pecuniary interest therein. The address of Messrs. Press, Turner, Rashid, Nord, Michelini and Kleinman is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019.

(4)	Does not include Mr. Lorentzen’s right, pursuant his employment agreement, to purchase, during his employment and upon one business day’s notice to us, an additional number of shares having a then-current fair market value of $115,000 for an aggregate purchase price of $115,000.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Amended and Restated Securityholders Agreement

Noranda HoldCo, Apollo and those members of our management team who hold shares of common stock of Noranda HoldCo or options to acquire shares of common stock of Noranda HoldCo expect to enter into an amended and restated securityholders agreement prior to the completion of this offering, which will provide for, among other things, a restriction on the transferability of each management member’s equity ownership in Noranda HoldCo, piggyback registration rights, repurchase rights by Noranda HoldCo and Apollo in certain circumstances, demand registration rights for Apollo, and certain restrictions on each such person’s ability to compete with us or solicit our employees or customers.

In addition, the amended and restated securityholders agreement will provide that, except as otherwise required by applicable law, if Apollo continues to hold (1) at least 30% but less than 50% of our outstanding common stock, it will have the right to designate at least six director nominees; (2) at least 20% but less than 30% of our outstanding common stock, it will have the right to designate at least five director nominees; and (3) at least 10% but less than 20% of our outstanding common stock, it will have the right to designate at least four director nominees. If, at any time, the Board of Directors decreases the size of the Board of Directors to nine or fewer directors, Apollo will have the right to designate at least four, three and two director nominees, respectively, according to the ownership levels detailed above. Once Apollo owns less than 10% of our outstanding common stock, it will have no right to designate director nominees. Except as otherwise required by applicable law, Apollo will have the right to designate a replacement to fill a vacancy on Noranda HoldCo’s Board of Directors that was designated by Apollo. See “Description of Capital Stock — Composition of Board of Directors; Election and Removal of Directors.” The amended and restated securityholders agreement is being negotiated among management, Noranda HoldCo and Apollo, and Noranda HoldCo believes the amended and restated securityholders agreement will be on arm’s-length terms.

Apollo Management Agreement and Transaction Fee

We entered into a management agreement with Apollo upon the closing of the Apollo Acquisition, pursuant to which Apollo provides us with management services. Under the agreement, we pay Apollo an annual management fee of $2.0 million. The agreement terminates on May 18, 2017. Apollo may terminate the agreement at any time, in which case we will pay Apollo, as consideration for terminating the agreement, the net present value of all management fees payable through the end of the term of the management agreement. In addition, Apollo is entitled to receive a transaction fee in connection with certain subsequent merger, acquisition, financing or similar transactions equal to 1% of the aggregate transaction value. The management agreement contains customary indemnification provisions in favor of Apollo, as well as expense reimbursement provisions with respect to expenses incurred by Apollo in connection with its performance of services thereunder. The terms and fees payable to Apollo under the management agreement were determined through arm’s-length negotiations between us and Apollo, and reflect the understanding of us and Apollo of the fair value for such services, based in part on market conditions and what similarly-situated companies have paid for similar services. We paid Apollo a $12.3 million fee for services rendered in connection with the Apollo Acquisition and reimbursed Apollo for certain expenses incurred in rendering those services. Upon the consummation of this offering, Apollo intends to terminate the management agreement, and as a result will receive $      million. Apollo also will receive a $      million transaction fee related to this offering.

Other Transactions

Apollo previously owned 41% of Goodman Global, Inc. On February 14, 2008, Goodman Global, Inc. was acquired by affiliates of Hellman & Friedman LLC. We sell rolled aluminum products to Goodman Global, Inc. under a two-year sales contract that extends through 2009. The original contract was entered into prior to our affiliation with Apollo. Recent amendments were the result of arm’s-length negotiations and we feel that they are on terms at least as favorable to us as those we could have obtained from unaffiliated third parties at the time. During the fiscal years ended December 31, 2006, 2007 and 2008, sales to Goodman Global, Inc. totaled $55.0 million, $63.8 million and $60.4 million, respectively.

Apollo owns approximately 76% of Berry Plastics Group. We sell rolled aluminum products to subsidiaries of Berry Plastics Group under annual sales contracts, including a contract for 2008. The original contract was entered into prior to our affiliation with Apollo. Subsequent contracts were the result of arm’s-length negotiations and we feel that they are on terms at least as favorable to us as those we could have obtained from unaffiliated third parties at the time. During the fiscal years ended December 31, 2006, 2007 and 2008, sales to these subsidiaries totaled $9.3 million, $13.5 million and $8.7 million, respectively. Mr. Smith, who became our CEO on March 3, 2008, was the Executive Director at Berry Plastics Group from April 2007 to December 2007. Mr. Lorentzen, who became our COO on May 8, 2008 and our CFO on October 10, 2008, was the Vice President of Corporate Development at Berry Plastics Group from April 2007 to May 2008.

Review and Approval of Related Person Transactions

Our audit committee is responsible for the review and approval of all related-party transactions; however, the audit committee does not have a written policy regarding the approval of related person transactions. As part of its review and approval of a related person transaction, the audit committee considers:

•	the nature of the related-person’s interest in the transaction;

•	the material terms of the transaction, including the amount involved and type of transaction;

•	the importance of the transaction to the related person and to us;

•	whether the transaction would impair the judgment of a director or executive officer to act in our best interest; and

•	any other matters the audit committee deems appropriate.

DESCRIPTION OF CERTAIN INDEBTEDNESS

We summarize below the principal terms of the agreements that govern the senior secured credit facilities and certain hedging arrangements with Merrill Lynch International, as well as our notes. This summary is not a complete description of all of the terms of the relevant agreements. Copies of the senior secured credit facilities and the indentures governing the notes have been filed with the SEC.

Secured credit facilities

Noranda AcquisitionCo entered into senior secured credit facilities on May 18, 2007, as follows:

•	a term B loan that matures in 2014 with an original principal amount of $500.0 million, which was fully drawn on May 18, 2007; of which $151.0 million had been repaid or repurchased (some at a discount) and $349.0 million remained outstanding as of September 30, 2009.

•	a $242.7 million revolving credit facility that matures in 2013, which includes borrowing capacity available for letters of credit and for borrowing on same-day notice. During the nine months ended September 30, 2009, we repurchased a face value amount of $6.5 million of the revolving credit facility for $4.0 million. As a result of the repurchase, our maximum borrowing capacity was reduced $7.3 million from $250.0 million to $242.7 million. Outstanding letters of credit on the revolving credit facility totaled $24.2 million and outstanding borrowings totaled $216.9 million as of September 30, 2009.

The senior secured credit facilities permit Noranda AcquisitionCo to incur incremental term and revolving loans under such facilities in an aggregate principal amount of up to $200.0 million. Incurrence of such incremental indebtedness under the senior secured credit facilities is subject to, among other things, Noranda AcquisitionCo’s compliance with a maximum Senior Secured Net Debt to Adjusted EBITDA ratio (in each case as defined in the credit agreement governing our senior secured credit facilities) of 3.0 to 1.0. As of September 30, 2009, our Senior Secured Net debt to Adjusted EBITDA ratio was above 3.0 to 1.0. At December 31, 2008 and September 30, 2009, Noranda AcquisitionCo had no commitments from any lender to provide such incremental loans.

The senior secured credit facilities are guaranteed by us and by all of the existing and future direct and indirect wholly owned domestic subsidiaries of Noranda AcquisitionCo that are not designated as “unrestricted” under the senior secured credit facilities. These guarantees are full and unconditional. NHB Capital LLC (“NHB”), in which we have 100% ownership interest, is the only unrestricted subsidiary and the only domestic subsidiary that has not guaranteed these obligations. The credit facilities are secured by first priority pledges of all of the equity interests in Noranda AcquisitionCo and all of the equity interests in each of the existing and future direct and indirect wholly owned domestic subsidiaries of Noranda AcquisitionCo other than subsidiaries of unrestricted subsidiaries. The senior secured credit facilities are also secured by first priority security interests in substantially all of the assets of Noranda AcquisitionCo, as well as those of each of our existing and future direct and indirect wholly owned domestic subsidiaries that have guaranteed the senior secured credit facilities.

On May 7, 2009, participating lenders approved an amendment to the senior secured credit facilities to permit discounted prepayments of the term B loan and revolving credit facility through a modified “Dutch” auction procedure. The amendment also permits us to conduct open market purchases of the revolving credit facility and term B loan at a discount.

Term B loan

Interest on the loan is based either on LIBOR or the prime rate, at Noranda AcquisitionCo’s election, in either case plus an applicable margin (2.00% over LIBOR at December 31, 2008 and September 30, 2009) that depends upon the ratio of Noranda AcquisitionCo’s Senior Secured Net Debt to its EBITDA (in each case as defined in the credit agreement governing the term B loan). The interest rates at December 31, 2008 and September 30, 2009 were 4.24% and 2.25%, respectively. Interest on the term B loan is payable no less frequently than quarterly, and such loan amortizes at a rate of 1% per annum, payable quarterly, beginning on September 30, 2007. On June 28, 2007, Noranda AcquisitionCo made an optional prepayment of

$75.0 million on the term B loan. The optional prepayment was applied to reduce in direct order the remaining amortization installments in forward order of maturity, which served to effectively eliminate the 1% per annum required principal payment.

Noranda AcquisitionCo is required to prepay amounts outstanding under the credit agreement based on an amount equal to 50% of our Excess Cash Flow (as calculated in accordance with the terms of the credit agreement governing the term B loan) within 95 days after the end of each fiscal year. The required percentage of Noranda AcquisitionCo’s Excess Cash Flow payable to the lenders under the credit agreement governing the term B loan may be reduced from 50% to either 25% or 0% based on Noranda AcquisitionCo’s Senior Secured Net Debt to EBITDA ratio (in each case as defined in the credit agreement governing the term B loan) or the principal amount of term B loan that has been repaid. A mandatory prepayment of $24.5 million pursuant to the cash flow sweep provisions of the credit agreement was paid in April 2009 and was equal to 50% of Noranda AcquisitionCo’s Excess Cash Flow for 2008. When the final calculation was performed, the payment was reduced from the estimated amount reported at December 31, 2008 of $32.3 million.

Revolving credit facility

Interest on the revolving credit facility is based either on LIBOR or the prime rate, at Noranda AcquisitionCo’s election, in either case plus an applicable margin (2.00% over LIBOR at December 31, 2008 and December 31, 2009) that depends upon the ratio of Noranda AcquisitionCo’s Senior Secured Net Debt to its EBITDA (in each case as defined in the applicable credit facility) and is payable at least quarterly. The interest rate on the revolver was 2.46% at December 31, 2008 and 2.23% at December 31, 2009. Noranda AcquisitionCo had outstanding letters of credit totaling $7.0 million and $26.1 million under the revolving credit facility at December 31, 2008 and December 31, 2009, respectively. At December 31, 2008, $225.0 million was drawn down on the facility leaving $18.0 million available for borrowing. As a result of the revolving credit facility repurchase, our borrowing capacity was reduced $7.3 million from $250.0 million to $242.7 million, and at December 31, 2009, $215.9 million was drawn down on the facility, leaving $0.7 million available under the facility.

In addition to paying interest on outstanding principal under the revolving credit facility, Noranda AcquisitionCo is required to pay:

•	a commitment fee to the lenders under the revolving credit facility in respect of unutilized commitments at a rate equal to 0.5% per annum subject to step down if certain financial tests are met; and

•	additional fees related to outstanding letters of credit under the revolving credit facility at a rate equal to the margin applicable to loans under the revolving credit facility, presently 2.0% per annum.

Certain covenants

We have no financial maintenance covenants on any borrowings. Certain covenants contained in our debt agreements governing our senior secured credit facilities and the indentures governing our notes restrict our ability to take certain actions if we are unable to meet certain ratios of Adjusted EBITDA to fixed charges and Senior Secured Net Debt to Adjusted EBITDA. These actions include incurring additional secured or unsecured debt, expanding borrowings under existing term loan facilities, paying dividends, engaging in mergers, acquisitions and certain other investments, and retaining proceeds from asset sales. As a result of not meeting certain of the minimum and maximum financial levels established by our debt agreements as of September 30, 2009 as conditions to the execution of certain transactions, our ability to incur future indebtedness, grow through acquisitions, make certain investments, pay dividends and retain proceeds from asset sales may be limited. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Covenant Compliance.”

In addition to the restrictive covenants described above, upon the occurrence of certain events, such as a change of control, our debt agreements could require that we repay or refinance our indebtedness.

Noranda AcquisitionCo Notes

In addition to the senior secured credit facilities, on May 18, 2007, Noranda AcquisitionCo issued $510.0 million Senior Floating Rate Notes due 2015. The Noranda AcquisitionCo Notes mature on May 15, 2015. The initial interest payment on the AcquisitionCo Notes was paid on November 15, 2007, entirely in cash. For any subsequent period through May 15, 2011, Noranda AcquisitionCo may elect to pay interest: (i) entirely in cash, (ii) by increasing the principal amount of the AcquisitionCo Notes or by issuing new notes (the “AcquisitionCo PIK interest”) or (iii) 50% in cash and 50% in AcquisitionCo PIK interest. For any subsequent period after May 15, 2011, Noranda AcquisitionCo must pay all interest in cash. The AcquisitionCo Notes cash interest accrues at six-month LIBOR plus 4.0% per annum, reset semi-annually, and the AcquisitionCo PIK interest, if any, will accrue at six-month LIBOR plus 4.75% per annum, reset semi-annually. The PIK interest rate was 7.35% at December 31, 2008 and 6.16% at September 30, 2009.

On May 15, 2009, Noranda AcquisitionCo issued $16.6 million in AcquisitionCo Notes as AcquisitionCo PIK interest due May 15, 2009, and on November 15, 2009, Noranda AcquisitionCo issued $11.9 million in AcquisitionCo Notes as AcquisitionCo PIK interest due November 15, 2009.

The AcquisitionCo Notes are fully and unconditionally guaranteed on a senior unsecured, joint and several basis by the existing and future wholly owned domestic subsidiaries of Noranda AcquisitionCo that guarantee the senior secured credit facilities. As discussed elsewhere in this Description of Certain Indebtedness, NHB is not a guarantor of the senior secured credit facilities, and is therefore not a guarantor of the AcquisitionCo Notes. Noranda HoldCo fully and unconditionally guarantees the AcquisitionCo Notes on a joint and several basis with the existing guarantors. The guarantee by Noranda HoldCo is not required by the indenture governing the AcquisitionCo Notes and may be released by Noranda HoldCo at any time. Noranda HoldCo has no independent operations or any assets other than its interest in Noranda AcquisitionCo. Noranda AcquisitionCo is a wholly owned finance subsidiary of Noranda HoldCo with no operations independent of its subsidiaries which guarantee the AcquisitionCo Notes.

We have notified the trustee for the AcquisitionCo Notes bondholders of our election to pay the May 15, 2010 interest payment on the AcquisitionCo Notes entirely in AcquisitionCo PIK interest. If the AcquisitionCo Notes would otherwise constitute applicable high yield discount obligations (“AHYDO”) within the meaning of applicable U.S. federal income tax law, Noranda AcquisitionCo will be required to make mandatory principal redemption payments in cash at such times and in such amounts as is necessary to prevent the AcquisitionCo Notes from being treated as an AHYDO.

The indenture governing the AcquisitionCo Notes limits Noranda AcquisitionCo’s and its subsidiaries’ ability, among other things, to (i) incur additional indebtedness; (ii) declare or pay dividends or make other distributions or repurchase or redeem our stock; (iii) make investments; (iv) sell assets, including capital stock of restricted subsidiaries; (v) enter into agreements restricting our subsidiaries’ ability to pay dividends; (vi) consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; (vii) enter into transactions with our affiliates; and (viii) incur liens.

As of September 30, 2009, there were $387.0 million in principal amount of AcquisitionCo Notes outstanding.

Noranda HoldCo Notes

On June 7, 2007, Noranda HoldCo issued Senior Floating Rate Notes due 2014 in aggregate principal amount of $220.0 million, with a discount of 1.0% of the principal amount. The HoldCo Notes mature on November 15, 2014. The HoldCo Notes are not guaranteed. The initial interest payment on the HoldCo Notes was paid on November 15, 2007, in cash; for any subsequent period through May 15, 2012, we may elect to pay interest: (i) entirely in cash, (ii) by increasing the principal amount of the HoldCo Notes or by issuing new notes (the “HoldCo PIK interest”) or (iii) 50% in cash and 50% in HoldCo PIK interest. For any subsequent period after May 15, 2012, we must pay all interest in cash. The HoldCo Notes cash interest accrues at six-month LIBOR plus 5.75% per annum, reset semi-annually, and the HoldCo PIK interest, if any, will accrue at six-month LIBOR plus 6.5% per annum, reset semi-annually. The PIK interest rate was 9.10% at December 31, 2008 and 7.91% at September 30, 2009.

On May 15, 2009, HoldCo issued $3.3 million in HoldCo Notes as HoldCo PIK interest due May 15, 2009, and on November 15, 2010, HoldCo issued $2.7 million in HoldCo Notes as HoldCo PIK interest due November 15, 2009.

We notified the trustee for the HoldCo Notes bondholders of our election to pay the May 15, 2010 interest payment on the HoldCo Notes entirely in HoldCo PIK Interest. If the HoldCo Notes would otherwise constitute applicable high yield discount obligations within the meaning of applicable U.S. federal income tax law, Noranda HoldCo will be required to make mandatory principal redemption payments in cash at such times and in such amounts as is necessary to prevent the HoldCo Notes from being treated as an AHYDO.

The indenture governing the HoldCo Notes limits our ability, among other things, to (i) incur additional indebtedness; (ii) declare or pay dividends or make other distributions or repurchase or redeem our stock; (iii) make investments; (iv) sell assets, including capital stock of restricted subsidiaries; (v) enter into agreements restricting our subsidiaries’ ability to pay dividends; (vi) consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; (vii) enter into transactions with our affiliates; and (viii) incur liens.

As of September 30, 2009, there were $68.0 million in principal amount of HoldCo Notes outstanding.

Debt repurchase

For the nine month period ended September 30, 2009, we repurchased or repaid $320.8 million principal aggregate amount of our outstanding HoldCo Notes, AcquisitionCo Notes, term B loan and revolving credit facility for a price of $123.0 million, plus fees. HoldCo Notes with an aggregate principal balance of $154.7 million and net carrying amount of $153.8 million (including deferred financing fees and debt discounts) were repurchased at a price of $38.7 million, plus fees. AcquisitionCo Notes with an aggregate principal balance of $139.6 million and net carrying amount of $137.8 million (including deferred financing fees and debt discounts) were repurchased at a price of $67.4 million, plus fees. Of the HoldCo Notes and AcquisitionCo Notes repurchased, we retired a face value amount of $155.4 million during the nine months ended September 30, 2009. In addition to our $24.5 million payment in April 2009 related to 2008 excess cash flows on the term B loan, we repurchased a face value amount of $19.9 million of the term B loan for $13.0 million. We repurchased $6.6 million of our revolving credit facility borrowings for $4.0 million. As a result of the revolving credit facility repurchase, our borrowing capacity was reduced $7.3 million from $250.0 million to $242.7 million.

Aluminum swaps

In March 2009, we entered into a hedge settlement agreement with Merrill Lynch. As amended and restated in October 2009, the agreement provides a mechanism for us to monetize up to $400.0 million of the favorable net position of our long-term derivatives to fund debt repurchases. The agreement states that Merrill Lynch will only settle fixed-price aluminum sale swaps that are offset by fixed-price aluminum purchase swaps. We settled offsetting fixed-price aluminum purchase swaps and sale swaps to fund our debt repurchases during the nine months ended September 30, 2009. For the nine months ended September 30, 2009, we received $120 million in proceeds from the hedge settlement agreement. As of the date of this prospectus, we had $127.3 million of locked in hedge gains that we will receive during the course of 2010 and 2011 or which we have the option to monetize early to retire debt under our hedge settlement agreement.

The amended and restated agreement also provides that a portion of locked in value from the offsetting swaps may be used to meet collateral posting requirements for any new hedge volumes we enter into with Merrill Lynch.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation and bylaws as each will be in effect as of the consummation of this offering, and of specific provisions of Delaware law. The following description is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation, our amended and restated bylaws and the Delaware General Corporation Law, or “DGCL.”

General

Pursuant to our amended and restated certificate of incorporation, our capital stock will consist of           total authorized shares, of which           shares, par value $0.01 per share, will be designated as “common stock” and           shares, par value $0.01 per share, will be designated as “preferred stock.” Immediately following the completion of this offering, we will have           shares of common stock outstanding, including           shares that will be issued to the underwriters upon the exercise of their over-allotment option. There will be no shares of preferred stock outstanding immediately following this offering.

Common Stock

Voting Rights.  Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors.

Dividend Rights.  Holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by our Board of Directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, as described below, if any. Under Delaware law, we can only pay dividends either out of “surplus” or out of the current or the immediately preceding year’s net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value.

Liquidation Rights.  Upon liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding preferred stock.

Other Matters.  The common stock has no preemptive or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock are fully paid and non-assessable, and the shares of our common stock offered in this offering, upon payment and delivery in accordance with the underwriting agreement, will be fully paid and non-assessable.

Preferred Stock

Pursuant to our amended and restated certificate of incorporation, shares of preferred stock will be issuable from time to time, in one or more series, with the designations of the series, the voting rights (if any) of the shares of the series, the powers, preferences and relative, participation, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof as our Board of Directors from time to time may adopt by resolution, subject to certain limitations. Each series will consist of that number of shares as will be stated and expressed in the certificate of designations providing for the issuance of the stock of the series. All shares of any one series of preferred stock will be identical.

Composition of Board of Directors; Election and Removal of Directors

In accordance with our amended and restated certificate of incorporation and our amended and restated bylaws, the number of directors comprising our Board of Directors will be determined from time to time by our Board of Directors, and only a majority of the Board of Directors may fix the number of directors. We intend to avail ourselves of the “controlled company” exception under the New York Stock Exchange rules which exempts us from certain requirements, including the requirements that we have a majority of independent directors on our Board of Directors and that we have compensation and nominating and corporate governance committees composed entirely of independent directors. We will, however, remain subject to the requirement that we have an audit committee composed entirely of independent members. Upon the closing of this offering, it is anticipated that we will have 12 directors. Each director is to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. At any meeting of our Board of Directors, except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes.

The amended and restated securityholders agreement Noranda HoldCo expects to enter into with Apollo and certain members of our management will provide that, except as otherwise required by applicable law, if Apollo continues to hold (1) at least 30% but less than 50% of our outstanding common stock, it will have the right to designate at least six director nominees; (2) at least 20% but less than 30% of our outstanding common stock, it will have the right to designate at least five director nominees; and (3) at least 10% but less than 20% of our outstanding common stock, it will have the right to designate at least three director nominees. If, at any time, the Board of Directors decreases the size of the Board of Directors to nine or fewer directors, Apollo will have the right to designate at least four, three and two director nominees, respectively, according to the ownership levels detailed above. Once Apollo owns less than 10% of our outstanding common stock, it will have no right to designate directors. Except as otherwise required by applicable law, Apollo will have the right to designate a replacement to fill a vacancy on Noranda HoldCo’s Board of Directors that was designated by Apollo. See “Certain Relationships and Related Party Transactions — Amended and Restated Securityholders Agreement.”

Our amended and restated certificate of incorporation will provide that our Board of Directors is divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of our Board of Directors will be elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board. Our amended and restated certificate of incorporation will also provide that stockholders do not have the right to cumulative votes in the election of directors.

Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation will not make an exception to this rule. In addition, our amended and restated certificate of incorporation and bylaws provide that, except to the extent otherwise provided in the amended and restated securityholders agreement, any vacancies on our Board of Directors will be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum, subject to Apollo’s rights as described above.

Special Meetings of Stockholders

Our amended and restated bylaws will provide that special meetings of the stockholders may be called only by the Board of Directors and the chairman.

Section 203 of the DGCL

In our amended and restated certificate of incorporation, we will elect not to be subject to Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in the manner prescribed therein. A “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or, in some cases, within three years prior, did own) 15% or more of the corporation’s voting stock.

Certain Corporate Anti-Takeover Provisions

Certain provisions in our amended and restated certificate of incorporation and amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Preferred Stock

Our amended and restated certificate of incorporation will contain provisions that permit our Board of Directors to issue, without any further vote or action by the stockholders, shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting rights (if any) of the shares of the series, and the powers, preferences and relative, participation, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series. See “— Preferred Stock.”

Classified Board; Number of Directors

Our amended and restated certificate of incorporation will provide that our Board of Directors is divided into three classes of directors, with the classes to be as nearly equal in number as possible and the number of directors on our board may be fixed only by the majority of our Board of Directors, as described above in “— Composition of Board of Directors; Election and Removal of Directors.”

Removal of Directors, Vacancies

Our stockholders will be able to remove directors only for cause and only by the affirmative vote of the holders of a majority of the outstanding shares of our capital stock entitled to vote in the election of directors. Vacancies on our Board of Directors may be filled only by a majority of our Board of Directors. Except as otherwise required by applicable law, the amended and restated securityholders agreement will provide that Apollo will have the right to designate a replacement to fill a vacancy on Noranda HoldCo’s Board of Directors that was designated by Apollo. See “Certain Relationships and Related Party Transactions — Amended and Restated Securityholders Agreement.”

No Cumulative Voting

Our amended and restated certificate of incorporation will provide that stockholders do not have the right to cumulative votes in the election of directors. Cumulative voting rights would have been available to the holders of our common stock if our amended and restated articles of incorporation had not negated cumulative voting.

Calling of Special Meetings of Stockholders

Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that special meetings of our stockholders may be called only by our Board of Directors or the Chairman of our Board of Directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our amended and restated bylaws will provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the previous year’s annual meeting. Our amended and restated bylaws will also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Delaware Takeover Statute

All the foregoing proposed provisions of our amended and restated certificate of incorporation and amended and restated bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. These same provisions may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest. In addition, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Corporate Opportunity

Our amended and restated certificate of incorporation will provide that no officer or director of us who is also an officer, director, employee, managing director or other affiliate of Apollo will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to Apollo instead of us, or does not communicate information regarding a corporate opportunity to us that the officer, director, employee, managing director or other affiliate has directed to Apollo.

Amendment of Our Certificate of Incorporation

Under applicable law, our amended and restated certificate of incorporation will provide that it may be amended only with the affirmative vote of a majority of the outstanding stock entitled to vote thereon; provided that Apollo’s prior written approval is required for any modification, amendment or repeal of the provisions discussed above regarding the ability of Apollo-related directors to direct or communicate corporate opportunities to Apollo. See “— Corporate Opportunity.”

Amendment of Our Bylaws

Our amended and restated bylaws will provide that they can be amended by the vote of the holders of a majority of the shares then entitled to vote or by the vote of a majority of the Board of Directors.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation will provide that no director will be personally liable for monetary damages for breach of any fiduciary duty as a director, except with respect to liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL (governing distributions to stockholders); or

•	for any transaction from which the director derived any improper personal benefit.

However, if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The modification or repeal of this provision of our amended and restated certificate of incorporation will not adversely affect any right or protection of a director existing at the time of such modification or repeal.

Our amended and restated certificate of incorporation will provide that we will, to the fullest extent from time to time permitted by law, indemnify our directors and officers against all liabilities and expenses in any suit or proceeding, arising out of their status as an officer or director or their activities in these capacities. We will also indemnify any person who, at our request, is or was serving as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise. We may, by action of our Board of Directors, provide indemnification to our employees and agents within the same scope and effect as the foregoing indemnification of directors and officers.

The right to be indemnified will include the right of an officer or a director to be paid expenses in advance of the final disposition of any proceeding, provided that, if required by law, we receive an undertaking to repay such amount if it will be determined that he or she is not entitled to be indemnified.

Our Board of Directors may take such action as it deems necessary to carry out these indemnification provisions, including adopting procedures for determining and enforcing indemnification rights and purchasing insurance policies. Our Board of Directors may also adopt bylaws, resolutions or contracts implementing indemnification arrangements as may be permitted by law. Neither the amendment nor the repeal of these indemnification provisions, nor the adoption of any provision of our amended and restated certificate of incorporation inconsistent with these indemnification provisions, will eliminate or reduce any rights to indemnification relating to their status or any activities prior to such amendment, repeal or adoption.

We believe these provisions will assist in attracting and retaining qualified individuals to serve as directors.

Listing

We intend to apply to list our common stock on the New York Stock Exchange under the trading symbol “NOR.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                    .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and no predictions can be made about the effect, if any, that market sales of shares of our common stock or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, the actual sale of, or the perceived potential for the sale of, our common stock in the public market may have an adverse effect on the market price for the common stock and could impair our ability to raise capital through future sales of our securities. See “Risk Factors — Risks Related to an Investment in Our Common Stock and This Offering — Future sales or the possibility of future sales of a substantial amount of our common stock may depress the price of shares of our common stock.”

Sale of Restricted Shares

Upon completion of this offering, we will have an aggregate of           shares of our common stock outstanding. Of these shares, the           shares of our common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares which may be acquired by any of our “affiliates” as that term is defined in Rule 144 under the Securities Act, which will be subject to the resale limitations of Rule 144. The remaining           shares of our common stock outstanding will be restricted securities, as that term is defined in Rule 144, and may in the future be sold without restriction under the Securities Act to the extent permitted by Rule 144 or any applicable exemption under the Securities Act.

We have granted Apollo, our equity sponsor, demand and incidental registration rights with respect to the shares of our common stock owned by it after this offering, and have granted our management members incidental registration rights with respect to the           shares of our common stock owned by them after this offering (           shares of our common stock if the underwriters exercise the over-allotment option in full). See “Certain Relationships and Related Party Transactions — Amended and Restated Securityholders Agreement.”

Equity Incentive Plan

Following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act with the SEC to register           shares of our common stock issued or reserved for issuance under our long-term incentive plan. As of the date of this prospectus, we have granted options to purchase           shares of our common stock, of which          shares are vested and exercisable. Subject to the expiration of any lock-up restrictions as described below and following the completion of any vesting periods, shares of our common stock issuable upon the exercise of options granted or to be granted under our plan will be freely tradable without restriction under the Securities Act, unless such shares are held by any of our affiliates.

Lock-up Agreements

Executive officers, directors and significant stockholders, including Apollo, have agreed not to sell any shares of our common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions. See “Underwriting” for a description of these lock-up provisions.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS

The following is a general discussion of material U.S. federal income tax considerations with respect to the ownership and disposition of our common stock applicable to non-U.S. holders who acquire such shares in this offering. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, existing and proposed U.S. Treasury regulations promulgated thereunder, and administrative rulings and court decisions in effect as of the date hereof, all of which are subject to change at any time, possibly with retroactive effect.

For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock other than:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a person treated as a partner generally will depend on the status of the partner and the activities of the partnership. Persons that for U.S. federal income tax purposes are treated as a partner in a partnership holding shares of our common stock should consult their tax advisors.

This discussion assumes that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to a non-U.S. holder in light of that holder’s particular circumstances or that may be applicable to holders subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, tax-exempt entities, holders who acquired our common stock pursuant to the exercise of employee stock options or otherwise as compensation, entities or arrangements treated as partnerships for U.S. federal income tax purposes, holders liable for the alternative minimum tax, certain former citizens or former long-term residents of the United States, and holders who hold our common stock as part of a hedge, straddle, constructive sale or conversion transaction). In addition, this discussion does not address U.S. federal tax laws other than those pertaining to the U.S. federal income tax, nor does it address any aspects of U.S. state, local or non-U.S. taxes. Accordingly, prospective investors should consult with their own tax advisors regarding the U.S. federal, state, local, non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

THIS SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. PROSPECTIVE HOLDERS OF OUR COMMON STOCK SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX LAWS) OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Dividends

In general, any distributions we make to a non-U.S. holder with respect to its shares of our common stock that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount (or a reduced rate prescribed by an applicable income tax treaty) unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if an income tax treaty applies, are attributable to a permanent establishment of the non-U.S. holder within the United States). A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated as first reducing the adjusted basis in the non-U.S. holder’s shares of our common stock and, to the extent it exceeds the adjusted basis in the non-U.S. holder’s shares of our common stock, as gain from the sale or exchange of such shares.

Dividends effectively connected with a U.S. trade or business (and, if an income tax treaty applies, attributable to a U.S. permanent establishment) of a non-U.S. holder generally will not be subject to U.S. withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. A non-U.S. holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the repatriation from the United States of its “effectively connected earnings and profits,” subject to certain adjustments.

Gain on Sale or Other Disposition of our Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income or, subject to the discussion below under the heading “Information Reporting and Backup Withholding,” withholding tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (in which case the branch profits tax discussed above may also apply if the non-U.S. holder is a corporation) and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder;

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied; or

•	we are or have been a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of the disposition and the non-U.S. holder’s holding period and certain other conditions are satisfied. We believe that we currently are not, and we do not anticipate becoming, a USRPHC.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

U.S. backup withholding tax (currently, at a rate of 28%) is imposed on certain payments to persons that fail to furnish the information required under the U.S. information reporting rules. Dividends paid to a non-U.S. holder generally will be exempt from backup withholding if the non-U.S. holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

Under U.S. Treasury regulations, the payment of proceeds from the disposition of our common stock by a non-U.S. holder effected at a U.S. office of a broker generally will be subject to information reporting and backup withholding, unless the beneficial owner, under penalties of perjury, certifies, among other things, its status as a non-U.S. holder or otherwise establishes an exemption. The payment of proceeds from the disposition of our common stock by a non-U.S. holder effected at a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of our common stock by a non-U.S. holder effected at a non-U.S. office of a broker that is:

•	a U.S. person;

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•	a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business;

information reporting will apply unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no knowledge or reason to know to the contrary). Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated          , 2010, we have agreed to sell to the underwriters named below, for whom                     is acting as a representative, the following respective numbers of shares of common stock:

Name	Number of Shares

Total

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table shows the initial public offering price, the underwriting discounts and commissions we will pay to the underwriters and proceeds before expenses to us. The total amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional           shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.

Total
	Without	With
	Over-Allotment	Over-Allotment

Initial public offering price

Underwriting discounts and commissions paid by us

Proceeds, before expenses, to us

The representative of the underwriters has advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $      per share. The underwriters may allow, and the selected dealers may re-allow, a discount from the concession not in excess of $      per share to brokers and dealers. After the offering, the representative may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be approximately $      (excluding underwriting discounts and commissions).

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of           shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than           shares in connection with this offering. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to that underwriter’s initial commitment as indicated in the preceding table, and we will be obligated to sell the additional shares of common stock to the underwriters.

Directed Share Program

At our request, the underwriters have reserved up to     % of the shares of common stock for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us, through a directed share program. The sales will be made through a directed share program. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. These persons must commit to purchase by 8:00 a.m. on the day following the date of this prospectus. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares. Except for certain of our officers and directors who have entered into lock-up agreements as contemplated under “Lock-up Agreements” below, each person buying shares through the directed share program has agreed that, for a period of 25 calendar days from the date of this prospectus, he or she will not, without the prior written consent of          , offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exchangeable for our common stock, enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, or make any demand for or exercise any right with respect to the registration of any shares or any security convertible into or exercisable or exchangeable for shares of common stock. For officer and directors purchasing share through the directed share program, the lock-up agreements contemplated under “Lock-up Agreements” below shall govern with respect to their purchases.

Lock-Up Agreements

We, all of our directors and executive officers and certain of our other existing stockholders, including Apollo, have agreed that, subject to certain exceptions without the prior written consent of the representative, we and they will not directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of 180 days after the date of this prospectus.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of a material event, unless such extension is waived in writing by the representative.

The representative, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, the representative will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Offering Price Determination

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the representative and us and will not necessarily reflect the market price of our common stock following this offering. In determining the initial public offering price of our common stock, the representative will consider:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering;

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies; and

•	the general condition of the securities markets at the time of this offering.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, liabilities arising from breaches of the representations and warranties contained in the underwriting agreement and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock, in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares, in whole or in part, and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

New York Stock Exchange

We intend to apply to list our common stock on the New York Stock Exchange under the symbol “NOR.”

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Stamp Taxes

Purchasers of the shares of our common stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay those taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

Relationships

The underwriters may in the future perform investment banking and advisory services for us from time to time for which they may in the future receive customary fees and expenses.

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the securities that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of securities described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the securities have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of the sellers or the underwriters.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

LEGAL MATTERS

Wachtell, Lipton, Rosen & Katz will pass upon for us the validity of the shares of our common stock offered hereby. The underwriters have been represented by Fried, Frank, Harris, Shriver & Jacobson LLP.

EXPERTS

The consolidated financial statements of Noranda Aluminum Holding Corporation at December 31, 2008 (Successor) and December 31, 2007 (Successor) and for the year ended December 31, 2008 and the periods from May 18, 2007 through December 31, 2007 (Successor) and January 1, 2007 through May 17, 2007 (Predecessor) and of Noranda Aluminum, Inc. for the periods August 16, 2006 through December 31, 2006 (Predecessor) and January 1, 2006 through August 15, 2006 (Pre-predecessor), appearing in this Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, which, as to the years 2008 and 2007, are based in part on the reports of Deloitte & Touche LLP, an independent registered public accounting firm, and Deloitte & Touche Chartered Accountants, Jamaica, independent auditors.

The financial statements of Gramercy Alumina LLC as of December 31, 2008 and 2007 and for the years then ended included elsewhere in this Registration Statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in this Registration Statement.

The financial statements of St. Ann Bauxite Limited as of December 31, 2008 and 2007 and for the years then ended (not presented separately herein) have been audited by Deloitte & Touche Chartered Accountants, Jamaica, as stated in their report included herein.

The financial statements referred to above are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed with the United States Securities and Exchange Commission, a registration statement on Form S-1 under the Securities Act relating to the common stock that includes important business and financial information about us that is not included in or delivered with this prospectus. If we have made references in this prospectus to any contracts, agreements or other documents and also filed any of those contracts, agreements or other documents as exhibits to the registration statement, you should read the relevant exhibit for a more complete understanding of the document or the matter involved.

We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov.

You may obtain copies of the information and documents incorporated by reference in this prospectus at no charge by writing or telephoning us at the following address or telephone number:

Noranda Aluminum Holding Corporation
801 Crescent Centre Drive, Suite 600
Franklin, TN 37067
Attention: Investor Relations
(615) 771-5700

We also maintain an Internet site at http://www.norandaaluminum.com. We will, as soon as reasonably practicable after the electronic filing of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports if applicable, make available such reports free of charge on our website. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or registration statement of which this prospectus forms a part and you should not rely on any such information in making your decision whether to purchase our securities.

INDEX TO FINANCIAL STATEMENTS

NORANDA ALUMINUM HOLDING CORPORATION

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm for 2007 and 2008	F-2
Report of Independent Registered Public Accounting Firm for 2006	F-3
Consolidated Balance Sheets as of December 31, 2007 and 2008	F-5
Consolidated Statements of Operations for the Periods from January 1, 2006 to August 15, 2006, August 16, 2006 to December 31, 2006, January 1, 2007 to May 17, 2007, May 18, 2007 to December 31, 2007, and Year Ended December 31, 2008
F-6
Consolidated Statements of Shareholders’ Equity (Deficiency) for the Periods from January 1, 2006 to August 15, 2006, August 16, 2006 to December 31, 2006, January 1, 2007 to May 17, 2007, May 18, 2007 to December 31, 2007 and Year Ended December 31, 2008
F-7
Consolidated Statements of Cash Flows for the Periods from January 1, 2006 to August 15, 2006, August 16, 2006 to December 31, 2006, January 1, 2007 to May 17, 2007, May 18, 2007 to December 31, 2007, and Year Ended December 31, 2008
F-8
Notes to Consolidated Financial Statements	F-9
Unaudited Condensed Consolidated Financial Statements
Consolidated Balance Sheets as of December 31, 2008 and September 30, 2009 (unaudited)	F-56
Unaudited Consolidated Statements of Operations for the three and nine months ended September 30, 2008 and 2009	F-57
Unaudited Consolidated Statements of Shareholders’ Equity (Deficiency) for the Period from December 31, 2007 through September 30, 2009	F-58
Unaudited Consolidated Statements of Cash Flows for the nine months ended September 30, 2008 and 2009	F-59
Notes to Unaudited Condensed Consolidated Financial Statements	F-60

GRAMERCY ALUMINA LLC
Report of Independent Registered Public Accounting Firm	F-100
Balance Sheets as of December 31, 2007 and 2008	F-101
Statements of Operations for the Years Ended December 31, 2006 (unaudited), 2007, and 2008	F-102
Statements of Changes in Members’ Equity for the Years Ended December 31, 2006 (unaudited), 2007, and 2008	F-103
Statements of Comprehensive Income for the Years Ended December 31, 2006 (unaudited), 2007, and 2008	F-104
Statements of Cash Flows for the Years Ended December 31, 2006 (unaudited), 2007, and 2008	F-105
Notes to Financial Statements	F-106

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Noranda Aluminum Holding Corporation

We have audited the accompanying consolidated balance sheets of Noranda Aluminum Holding Corporation (the “Company”) as of December 31, 2008 (Successor) and December 31, 2007 (Successor) and the related consolidated statements of operations, shareholders’ equity (deficiency), and cash flows for the year ended December 31, 2008 (Successor) and the periods from January 1, 2007 to May 17, 2007 (Predecessor) and from May 18, 2007 to December 31, 2007 (Successor). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Gramercy Alumina LLC (Gramercy) and St. Ann Bauxite Limited (St. Ann) (corporations in which the Company has 50% interests), have been audited by other auditors whose reports have been furnished to us, and our opinion on the Company’s consolidated financial statements, insofar as it relates to the amounts included for Gramercy and St. Ann before consolidation adjustments, is based solely on the reports of the other auditors. In the Company’s consolidated financial statements (in thousands), the Company’s investments in Gramercy and St. Ann are stated at $101,888 and $103,769, respectively, at December 31, 2008 (Successor) and at $92,480 and $106,394, respectively, at December 31, 2007 (Successor), and the Company’s equity in the net income before consolidation adjustments of Gramercy and St. Ann is $12,695 and $2,495, respectively for the year ended December 31, 2008 (Successor) and $4,103 and $2,877, respectively, for the period from January 1, 2007 to May 17, 2007 (Predecessor) and $8,604 and $3,451, respectively, for the period from May 18, 2007 to December 31, 2007 (Successor).

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Noranda Aluminum Holding Corporation at December 31, 2008 (Successor) and at December 31, 2007 (Successor), and the consolidated results of its operations and cash flows for the year ended December 31, 2008 (Successor) and the periods from January 1, 2007 to May 17, 2007 (Predecessor) and from May 18, 2007 to December 31, 2007 (Successor), in conformity with U.S. generally accepted accounting principles.

As discussed in Note 15 to the consolidated financial statements, on January 1, 2007, the Company changed its method of accounting for income tax contingencies in accordance with Financial Accounting Standards Board Interpretation No. 48.

/s/  ERNST & YOUNG LLP

Nashville, Tennessee
February 19, 2009, except for Note 16 and Note 23
as to which the date is January 14, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Noranda Aluminum, Inc.

We have audited the accompanying consolidated statements of operations, shareholder’s equity (deficiency) and cash flows of Noranda Aluminum, Inc. (the “Company”) for the periods from January 1, 2006 to August 15, 2006 (Pre-predecessor) and August 16, 2006 to December 31, 2006 (Predecessor). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Noranda Aluminum, Inc. for the periods from January 1, 2006 to August 15, 2006 (Pre-predecessor) and August 16, 2006 to December 31, 2006 (Predecessor), in conformity with U.S. generally accepted accounting principles.

/s/  ERNST & YOUNG LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Canada,
April 9, 2008, except for Note 23
as to which the date is January 14, 2010

INDEPENDENT AUDITORS’ REPORT

To the members of

ST. ANN BAUXITE LIMITED AND ITS SUBSIDIARY

We have audited the accompanying consolidated balance sheets of St. Ann Bauxite Limited and its subsidiary (the Group) as at December 31, 2007 and 2008 and the related consolidated profit and loss account and statements of changes in equity and cash flows for the years ended December 31, 2007 and 2008. These financial statements are the responsibility of the directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatements. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by directors and management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion such consolidated financial statements, present fairly, in all material respects, the financial position of the Group as at December 31, 2007 and 2008 and of the results of its financial performance and cash flows for the years ended December 31, 2007 and 2008 prepared in accordance with International Financial Reporting Standards.

US GAAP Reconciliation

Accounting principles under International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 23 of the financial statements.

/s/  DELOITTE & TOUCHE

Chartered Accountants

Kingston, Jamaica,
February 6, 2009

NORANDA ALUMINUM HOLDING CORPORATION

CONSOLIDATED BALANCE SHEETS
(dollars expressed in thousands, except share information)

	Successor
	December 31,	December 31,
	2007	2008
	$	$

ASSETS
Current assets:
Cash and cash equivalents	75,630	184,716
Accounts receivable, net	97,169	74,472
Inventories	180,250	139,019
Derivative assets	21,163	81,717
Tax receivable	8,072	13,125
Other current assets	5,101	3,367

Total current assets	387,385	496,416

Investments in affiliates	198,874	205,657
Property, plant and equipment, net	657,811	599,623
Goodwill	256,122	242,776
Other intangible assets, net	70,136	66,367
Long-term derivative assets	—	255,816
Other assets	80,216	69,516

Total assets	1,650,544	1,936,171

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current liabilities:
Accounts payable
Trade	32,505	34,816
Affiliates	27,571	34,250
Accrued liabilities	31,742	32,453
Accrued interest	12,182	2,021
Derivative liability	5,077	—
Deferred revenue	14,181	287
Deferred tax liabilities	22,355	24,277
Current portion of long-term debt due to third-party	30,300	32,300

Total current liabilities	175,913	160,404

Long-term debt	1,121,372	1,314,308
Long-term derivative liabilities	65,998	—
Pension and OPEB liabilities	46,186	120,859
Other long-term liabilities	29,730	39,582
Deferred tax liabilities	211,421	262,383
Common stock subject to redemption at redemption value (100,000 shares at December 31, 2008)	—	2,000
Shareholders’ equity (deficiency):
Common stock (100,000,000 shares authorized; $0.01 par value; 21,610,298 shares issued and outstanding at December 31, 2007; 21,749,548 shares issued and 21,746,548 outstanding at December 31, 2008, including 100,000 shares subject to redemption at December 31, 2008)	216	217
Capital in excess of par value	11,767	14,383
Accumulated deficit	—	(176,280)
Accumulated other comprehensive (loss) income	(12,059)	198,315

Total shareholders’ equity (deficiency)	(76)	36,635

Total liabilities and shareholders’ equity (deficiency)	1,650,544	1,936,171

See accompanying notes to consolidated financial statements

NORANDA ALUMINUM HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars expressed in thousands, except per share amounts)

	Pre-Predecessor	Predecessor		Successor
	Period From	Period From	Period From	Period From
	January 1,	August 16,	January 1,	May 18,
	2006 to	2006 to	2007 to	2007 to	Year Ended
	August 15,	December 31,	May 17,	December 31,	December 31,
	2006	2006	2007	2007	2008
	$	$	$	$	$
Sales	816,042	496,681	527,666	867,390	1,266,427
Operating costs and expenses Cost of sales	660,529	408,968	424,505	768,010	1,122,676
Selling, general and administrative expenses	23,933	14,029	16,853	39,159	73,831
Goodwill impairment	—	—	—	—	25,500
Other recoveries, net	(56)	(557)	(37)	(454)	—

	684,406	422,440	441,321	806,715	1,222,007

Operating income	131,636	74,241	86,345	60,675	44,420

Other expense (income)
Interest expense (income), net Parent and a related party	12,576	7,059	7,187	—	—
Third-party	96	(732)	(952)	67,243	89,154
Loss (gain) on derivative instruments and hedging activities, net	16,632	5,452	56,467	(12,497)	69,938
Equity in net income of investments in affiliates	(8,337)	(3,189)	(4,269)	(7,375)	(7,702)
Other, net	45	42	—	—	—

	21,012	8,632	58,433	47,371	151,390

Income (loss) before income tax expense	110,624	65,609	27,912	13,304	(106,970)
Income tax expense (benefit)	38,744	23,577	13,655	5,137	(32,913)

Net income (loss)	71,880	42,032	14,257	8,167	(74,057)

Net income (loss) per share
Basic				$0.38	$(3.41)
Diluted				$0.38	$(3.41)

Weighted-average shares outstanding
Basic				21,603	21,720
Diluted				21,665	21,720

Cash dividends declared per common share	$—	$—	$—	$10.00	$4.70

See accompanying notes to consolidated financial statements

NORANDA ALUMINUM HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
(dollars expressed in thousands)

			(Accumulated	Accumulated	Total
		Capital in	Deficit)	Other	Shareholders’
	Common	Excess of	Retained	Comprehensive	Equity
	Stock	par Value	Earnings	(Loss) Income	(Deficiency)
	$	$	$	$	$

Balance, December 31, 2005 (Pre-predecessor)	1	488,470	(13,364)	(2,784)	472,323

For the period from January 1, 2006 to August 15, 2006 (Pre-predecessor):
Net income	—	—	71,880	—	71,880
Pension adjustment, net of tax of $(337)	—	—	—	(559)	(559)

Total comprehensive income					71,321
Exercise of stock options	—	(7,428)	—	—	(7,428)
Stock option expense and excess tax benefits	—	2,561	—	—	2,561

Balance, August 15, 2006 (Pre-predecessor)	1	483,603	58,516	(3,343)	538,777

Adjustment to reflect push-down of Xstrata Acquisition (Predecessor)	1	949,999	17,393	—	967,393
For the period from August 16, 2006 to December 31, 2006 (Predecessor):
Net income	—	—	42,032	—	42,032
Pension adjustment, net of tax of $(2,735)	—	—	—	(4,578)	(4,578)

Total comprehensive income					37,454
Excess tax benefits from exercise of stock options	—	3,654	—	—	3,654

Balance, December 31, 2006 (Predecessor)	1	953,653	59,425	(4,578)	1,008,501

For the period from January 1, 2007 to May 17, 2007 (Predecessor):
Adoption of new accounting standard (FIN 48)	—	—	(1,226)	—	(1,226)
Net income	—	—	14,257	—	14,257
Pension adjustment, net of tax of $(1,494)	—	—	—	3,206	3,206

Total comprehensive income					17,463
Capital contribution from parent	—	128,600	—	—	128,600
Distribution to parent	—	—	(25,000)	—	(25,000)
Non-cash distribution to parent	—	—	(1,541)	—	(1,541)

Balance, May 17, 2007 (Predecessor)	1	1,082,253	45,915	(1,372)	1,126,797

Adjustment to reflect Apollo Acquisition (Successor)	216	215,914	—	—	216,130
For the period from May 18, 2007 to December 31, 2007 (Successor):
Net income	—	—	8,167	—	8,167
Pension adjustment, net of tax of $(7,368)	—	—	—	(12,059)	(12,059)

Total comprehensive loss					(3,892)
Distribution to shareholders	—	(207,963)	(8,167)	—	(216,130)
Stock option expense	—	3,816	—	—	3,816

Balance, December 31, 2007 (Successor)	216	11,767	—	(12,059)	(76)

For the year ended December 31, 2008 (Successor):
Net loss	—	—	(74,057)	—	(74,057)
Pension adjustment, net of tax of $(31,842)	—	—	—	(53,408)	(53,408)
Unrealized gain on derivatives, net of tax of $150,296	—	—	—	263,782	263,782

Total comprehensive income					136,317
Distribution to shareholders	—	—	(102,223)	—	(102,223)
Issuance of shares	1	285	—	—	286
Repurchase of shares	—	(45)	—	—	(45)
Stock option expense	—	2,376	—	—	2,376

Balance, December 31, 2008 (Successor)	217	14,383	(176,280)	198,315	36,635

See accompanying notes to consolidated financial statements

NORANDA ALUMINUM HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars expressed in thousands)

	Pre-Predecessor	Predecessor		Successor
	Period From	Period From	Period From	Period From
	January 1,	August 16,	January 1,	May 18,	Year
	2006 to	2006 to	2007 to	2007 to	Ended
	August 15,	December 31,	May 17,	December 31,	December 31,
	2006	2006	2007	2007	2008
	$	$	$	$	$
OPERATING ACTIVITIES
Net income (loss)	71,880	42,032	14,257	8,167	(74,057)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	24,259	32,914	29,637	69,709	98,300
Non-cash interest	800	400	2,200	5,305	6,277
Goodwill impairment	—	—	—	—	25,500
Loss (gain) on disposal of property, plant and equipment	952	(193)	(160)	685	5,312
Loss (gain) on derivative instruments and hedging activities	16,632	5,452	56,467	(12,497)	46,952
Equity in net income of investments in affiliates	(8,337)	(3,189)	(4,269)	(7,375)	(7,702)
Deferred income taxes	39,114	1,200	(14,828)	(1,856)	(73,422)
Stock option expense	2,561	—	—	3,816	2,376
Changes in other assets	(8,634)	(3,120)	124	(8,477)	7,490
Changes in pension and OPEB and other long term liabilities	9,021	54	(4,925)	4,312	195
Changes in operating assets and liabilities (net of acquisitions):
Accounts receivable	(15,542)	(8,289)	(8,239)	39,779	22,697
Inventories	(14,251)	(17,030)	(18,069)	43,565	41,231
Other current assets	(1,706)	1,604	16,956	1,975	(18,584)
Accounts payable	(27,776)	43,481	(13,250)	1,301	8,992
Taxes payable/receivable	(8,116)	4,888	13,011	(9,052)	278
Accrued liabilities and deferred revenue	1,018	7,607	(27,743)	21,434	(26,303)

Cash provided by operating activities	81,875	107,811	41,169	160,791	65,532

INVESTING ACTIVITIES
Capital expenditures	(20,538)	(21,034)	(5,768)	(36,172)	(51,653)
Net (decrease) increase in advances due from parent	—	(10,711)	10,925	—	—
Proceeds from disposal of equipment	25	—	—	—	490
Payments for the Apollo Acquisition, net of cash acquired	—	—	—	(1,161,519)	—

Cash (used in) provided by investing activities	(20,513)	(31,745)	5,157	(1,197,691)	(51,163)

FINANCING ACTIVITIES
Proceeds from issuance of shares	—	—	—	216,130	2,285
Repurchase of shares	—	—	—	—	(45)
Distribution to shareholders	—	—	—	(216,130)	(102,223)
Capital contributions from parent	—	—	101,256	—	—
Distributions to parent	—	—	(25,000)	—	—
Excess tax benefits from stock-based compensation	—	3,654	—	—	—
Exercise of stock options	(7,428)	—	—	—	—
Net increase (decrease) in advances payable to parent	21,723	(24,202)	—	—	—
Deferred financing costs	—	—	—	(39,020)	—
Borrowings on long-term debt	73,000	—	—	1,227,800	225,000
Repayments on long-term debt	(125,000)	(40,000)	(160,000)	(76,250)	(30,300)

Cash (used in) provided by financing activities	(37,705)	(60,548)	(83,744)	1,112,530	94,717

Change in cash and cash equivalents	23,657	15,518	(37,418)	75,630	109,086
Cash and cash equivalents, beginning of period	1,374	25,031	40,549	—	75,630

Cash and cash equivalents, end of period	25,031	40,549	3,131	75,630	184,716

See accompanying notes to consolidated financial statements

NORANDA ALUMINUM HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars expressed in thousands)

1.	ACCOUNTING POLICIES

Basis of presentation

Noranda Aluminum Holding Corporation (“Noranda,” “Successor” or “Company”), and its wholly owned subsidiary, Noranda Aluminum Acquisition Corporation (“Noranda AcquisitionCo”), were formed by affiliates of Apollo Management, L.P. (“Apollo”) on March 27, 2007 for the purpose of acquiring Noranda Intermediate Holding Corporation (“Noranda Intermediate”), which owns all of the outstanding shares of Noranda Aluminum, Inc. (the “Predecessor” and “Pre-predecessor” as defined below).

The Company has two integrated businesses:  the primary metals, or upstream business (“upstream”), which includes an aluminum smelter in New Madrid, Missouri, and the rolling mills, or downstream business (“downstream”), which includes four rolling mills in the southeastern United States in Huntingdon, Tennessee, Salisbury, North Carolina and Newport, Arkansas. As a result of a major winter storm in Southeastern Missouri on January 28, 2009, the New Madrid, Missouri smelter facility experienced a power outage. The interruption was managed safely with no on-site incidents recorded. The outage affects approximately 75% of New Madrid’s plant capacity. The Company is currently assessing the impact on our operations as further discussed in Note 2.

The Company holds 50% interests in a Gramercy, Louisiana aluminum refinery partnership and a Jamaican bauxite mining partnership. The Company’s investments in non-controlled entities in which it has the ability to exercise equal or significant influence over operating and financial policies are accounted for by the equity method. All significant intercompany transactions and accounts have been eliminated in consolidation.

On April 10, 2007, Noranda AcquisitionCo entered into a Stock Purchase Agreement with Noranda Finance, Inc. (subsequently renamed Noranda Intermediate), an indirect wholly owned subsidiary of Xstrata plc (together with its subsidiaries, “Xstrata”), and Xstrata (Schweiz) A.G., a direct wholly owned subsidiary of Xstrata, pursuant to which it agreed to purchase all of the outstanding shares of Noranda Intermediate, which together with its subsidiaries constituted the Noranda aluminum business of Xstrata. The acquisition was completed on May 18, 2007 (the “Apollo Acquisition”). Noranda and Noranda AcquisitionCo had no assets or operations prior to the acquisition of Noranda Intermediate on May 18, 2007.

Prior to December 31, 2005, Xstrata accumulated a 19.9% ownership in Falconbridge Limited, which owned 100% of Noranda Aluminum, Inc. at that time. On August 15, 2006, through a tender offer, Xstrata effectively acquired the remaining 80.1% of shares of Falconbridge Limited, which resulted in Noranda Aluminum, Inc. being Xstrata’s wholly owned subsidiary (the “Xstrata Acquisition”). Management accounted for the Xstrata Acquisition under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations, (“SFAS No. 141”) by treating the transactions leading to the Xstrata Acquisition as a step acquisition using the purchase method. Therefore, the Xstrata Acquisition and Apollo Acquisition are accounted for under the purchase method of SFAS No. 141.

The application of the provisions of SFAS No. 141 results in adjustments to the assets and liabilities of Noranda Aluminum, Inc. at each of the Xstrata Acquisition and the Apollo Acquisition dates. As a result, the consolidated financial statements subsequent to these acquisition dates are not comparable to the consolidated financial statements prior to these acquisition dates. The financial information for the period from January 1, 2006 to August 15, 2006 includes the results of operations and cash flows for Noranda Aluminum, Inc. on a basis reflecting the historical carrying values of Noranda Aluminum, Inc. prior to the Xstrata Acquisition and is referred to as “Pre-predecessor.” The financial information as of December 31, 2006 and for the periods from August 16, 2006 to December 31, 2006 and from January 1, 2007 to May 17, 2007 includes the financial condition, results of operations and cash flows for Noranda Aluminum, Inc. on a basis reflecting the stepped-up values of Noranda Aluminum, Inc., prior to the Apollo Acquisition but subsequent to the Xstrata Acquisition, and is referred to as “Predecessor.” The financial information as of December 31, 2007 and for

NORANDA ALUMINUM HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the period from May 18, 2007 to December 31, 2007 includes the financial condition, results of operations and cash flows for Noranda on a basis reflecting the impact of the preliminary purchase allocation of the Apollo Acquisition, and is referred to as “Successor.”

The consolidated financial statements of Noranda Aluminum Holding Corporation include the accounts of Noranda AcquisitionCo and its wholly owned subsidiaries, Noranda Intermediate, Noranda Aluminum, Inc., Norandal USA, Inc. and Gramercy Alumina Holdings Inc. References to the Company refer to the Successor, Predecessor, and Pre-predecessor periods of Noranda and Noranda Aluminum, Inc.

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In management’s opinion, the financial statements include all normal and recurring adjustments that are considered necessary for the fair presentation of the Company’s financial position and operating results including the elimination of all intercompany accounts and transactions among wholly owned subsidiaries.

Acquisitions

Apollo Acquisition

In connection with the Apollo Acquisition, Noranda AcquisitionCo incurred $1,010,000 of funded debt, consisting of (i) a $500,000 term B loan, and (ii) $510,000 of senior floating rate notes, and entered into a $250,000 revolving credit facility which was undrawn at the date of the Apollo Acquisition. In addition to the debt incurred, affiliates of Apollo contributed cash of $214,200 to Noranda, which was contributed to Noranda AcquisitionCo. The purchase price for Noranda Intermediate was $1,150,000, excluding acquisition costs. Subsequent to the Apollo Acquisition, certain members of the Company’s management contributed $1,930 in cash through the purchase of common shares of the Company.

The Company finalized the purchase price allocation related to the Apollo Acquisition in the first quarter of 2008. The final allocation of the purchase consideration was determined based on a number of factors, including the final evaluation of the fair value of the Company’s tangible and intangible assets acquired and liabilities assumed as of the closing date of the transaction.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed. Total purchase consideration was $1,164,650 including acquisition costs.

$

Fair value of assets acquired and liabilities assumed:
Accounts receivable	141,152
Inventories	223,815
Investments in affiliates	191,500
Property, plant and equipment	687,949
Other intangible assets	72,471
Goodwill	268,276
Pension and other assets	48,648
Deferred tax liabilities	(250,639)
Accounts payable and accrued liabilities	(118,997)
Other long-term liabilities	(102,656)

Total purchase consideration assigned, net of $3,131 cash acquired	1,161,519

Certain balances in the above table have been revised from amounts previously reported because of adjustments to the purchase price allocation, primarily based on an updated valuation of the investment in

NORANDA ALUMINUM HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

joint ventures and additional analyses of the Company’s tax accounts, as well as settlement of an $8,200 payable to Xstrata, which represented the Company’s obligation to remit payment for taxes deemed applicable to the period from April 10, 2007 to May 18, 2007.

Goodwill from the Apollo Acquisition is not deductible for tax purposes.

See Note 8 for further discussions related to changes in goodwill.

The following unaudited pro forma financial information presents the results of operations as if the Apollo Acquisition had occurred at the beginning of each year presented after giving effect to certain adjustments, including changes in depreciation and amortization expenses resulting from fair value adjustments to tangible and intangible assets, increase in interest expense resulting from additional indebtedness incurred and amortization of debt issuance costs incurred in connection with the Apollo Acquisition and financing, increase in selling, general and administrative expense related to the annual management fee paid to Apollo, and elimination for certain historical intercompany balances which were not acquired as part of the Apollo Acquisition.

	Year Ended	Year Ended
	December 31,	December 31,
	2006	2007
	$	$
Sales	1,312,723	1,395,056
Net income (loss)	13,102	(9,476)

The unaudited pro forma financial information is not intended to represent the consolidated results of operations the Company would have reported had the Apollo Acquisition been completed at January 1, 2006, nor are they necessarily indicative of future results.

Xstrata Acquisition

The total investment for the Xstrata Acquisition was $1,167,393, which consisted of $950,000 consideration paid for the Company’s stock and $200,000 of assumed debt, plus $17,393 representing Xstrata’s share of the Company’s earnings during the period of its 19.9% ownership of the Company. For the purposes of applying push-down accounting to the two individual steps of this acquisition, management has determined that the purchase consideration applicable to the acquisition of the 19.9% ownership interest was $115,000, with the consideration applicable to the acquisition of the remaining 80.1% being $1,035,000.

Management recorded 19.9% of the assets and liabilities at their fair value on the date the 19.9% ownership interest was acquired in the first phase of the step acquisition. For the second phase of the step acquisition on August 16, 2006, the Company recorded the remaining 80.1% of the assets acquired and liabilities assumed at fair market value at that date.

NORANDA ALUMINUM HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the allocation of the total consideration to the assets acquired and liabilities assumed as of August 15, 2006, which was the date at which Xstrata acquired effective control of the Company.

August 15, 2006
$

Accounts receivable	129,491
Inventories	160,363
Investment in affiliates	176,569
Property, plant and equipment	683,525
Goodwill	284,338
Other intangible assets	53,001
Other assets	20,120
Deferred tax liabilities	(222,426)
Accounts payable and accrued liabilities	(93,282)
Other long-term liabilities	(41,699)

Total purchase price assigned	1,150,000
Long-term debt to related parties	(200,000)

Share capital and capital in excess of par value	950,000

Goodwill from the Xstrata Acquisition is not deductible for tax purposes.

Reclassifications

Certain reclassifications have been made to previously issued financial statements in order to conform to the 2008 presentation. These reclassifications had no effect on net income or net cash flows.

Revenue recognition

Revenue is recognized when title and risk of loss pass to customers in accordance with contract terms. The Company periodically enters into supply contracts with customers and receives advance payments for product to be delivered in future periods. These advance payments are recorded as deferred revenue, and revenue is recognized as shipments are made and title, ownership, and risk of loss pass to the customer during the term of the contracts.

Cash equivalents

Cash equivalents comprise cash and short-term highly liquid investments with initial maturities of three months or less.

Allowance for doubtful accounts

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable; however, changes in circumstances relating to accounts receivable may result in a requirement for additional allowances in the future. The Company determines the allowance based on historical write-off experience, current market trends and, for larger accounts, the ability to pay outstanding balances. Account balances are charged against the allowance after all collection efforts have been exhausted and the potential for recovery is considered remote.

NORANDA ALUMINUM HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Inventories

Inventories are stated at the lower of cost or market (“LCM”). The Company uses the last-in, first-out (“LIFO”) method of valuing the majority of the Company’s inventories, including raw materials, work in progress and finished goods.

The remaining inventories (principally supplies) are stated at cost using the first-in, first-out (“FIFO”) method.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Betterments, renewals and repairs that extend the life of the asset are capitalized; other maintenance and repairs are charged to expense as incurred. Assets, asset retirement obligations and accumulated depreciation accounts are relieved for dispositions or retirements with resulting gains or losses recorded as selling, general and administrative expenses in the consolidated statements of operations. Depreciation is based on the estimated service lives of the assets computed principally by the straight-line method for financial reporting purposes.

Impairment of long-lived assets

The Company evaluates the recoverability of its long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”). SFAS No. 144 requires periodic assessment of certain long-lived assets for possible impairment when events or circumstances indicate that the carrying amounts may not be recoverable. Long-lived assets are grouped and evaluated for impairment at the lowest levels for which there are identifiable cash flows that are independent of the cash flows of other groups of assets. If it is determined that the carrying amounts of such long-lived assets are not recoverable, the assets are written down to their estimated fair value.

The Company transfers net property and equipment to assets held for sale when a plan to dispose of the assets has been committed to by management. Assets transferred to assets held for sale are recorded at the lesser of their estimated fair value less estimated costs to sell or carrying amount. Subsequent to the date that an asset is held for sale, depreciation expense is not recorded.

Self-insurance

The Company is primarily self-insured for workers’ compensation. The self-insurance liability is determined based on claims filed and an estimate of claims incurred but not yet reported. Based on actuarially determined estimates and discount rates of 3.6% in 2007 and 1.3% in 2008, as of December 31, 2007 and 2008, the Company had $2,990 and $3,299, respectively, of accrued liabilities and $7,182 and $9,159, respectively, of other long-term liabilities related to these claims.

As of December 31, 2007 and 2008, the Company has placed $3,612 and $3,412, respectively, in a restricted cash account to secure the payment of workers’ compensation obligations. This restricted cash is included in non-current other assets in the accompanying consolidated balance sheets.

Environmental expenditures

Environmental expenditures related to current operations are expensed or capitalized as appropriate. Expenditures related to an existing condition caused by past operations, which do not contribute to current or future period revenue generation, are expensed. Environmental liabilities are provided when assessments or remedial efforts are probable and the related amounts can be reasonably estimated. The Company had no reserves for remediation activities associated with leased properties at December 31, 2007 or 2008.

NORANDA ALUMINUM HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Goodwill and other intangible assets

Goodwill represents the excess of acquisition consideration paid over the fair value of identifiable net tangible and identifiable intangible assets acquired. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”), goodwill and other indefinite-lived intangible assets are not amortized, but are reviewed for impairment at least annually, in the fourth quarter, or earlier upon the occurrence of certain triggering events.

Goodwill is allocated among and evaluated for impairment at the reporting unit level, which, in the Company’s circumstances are the same as its operating segments: upstream and downstream. The Company evaluates goodwill for impairment using a two-step process provided by SFAS No. 142. The first step is to compare the fair value of each of its reporting units to their respective book values, including goodwill. If the fair value of a reporting unit exceeds its book value, reporting unit goodwill is not considered impaired and the second step of the impairment test is not required. If the book value of a reporting unit exceeds its fair value, the second step of the impairment test is performed to measure the amount of impairment loss, if any. The second step of the impairment test compares the implied fair value of the reporting unit’s goodwill with the book value of that goodwill. If the book value of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. See Notes 8 and 9 for further information.

Intangible assets with a definite life (primarily customer relationships) are amortized over their expected lives and are tested for impairment whenever events or circumstances indicate that a carrying amount of an asset may not be recoverable.

Investments in affiliates

The Company holds 50% interests in a Gramercy, Louisiana refinery, Gramercy Alumina LLC, and in St. Ann Bauxite Ltd., a Jamaican bauxite mining partnership. The Company’s interests in these affiliates provide the ability to exercise significant influence, but not control, over the operating and financial decisions of the affiliates; accordingly, the Company uses the equity method of accounting in accordance with Accounting Principles Bulletin (“APB”) 18, The Equity Method of Accounting for Investments in Common Stock, for its investments in and share of earnings or losses of those affiliates. See Note 21 for further information.

The Company considers whether the fair values of any of its equity method investments have declined below carrying value whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. If the Company considered any such decline to be other than temporary (based on various factors, including historical financial results, product development activities and the overall health of the affiliate’s industry), a write-down to estimated fair value would be recorded.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Financial instruments

The Company’s financial instruments with third parties, as defined by SFAS No. 107, Disclosures About Fair Values of Financial Instruments (“SFAS No. 107”), consist of cash and cash equivalents, accounts receivable, derivative assets and liabilities, advances due from parent, accounts payable and long-term debt due

NORANDA ALUMINUM HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

to third parties and a related party. The following table presents the carrying values and fair values of the Company’s related party and third-party debt outstanding as of December 31, 2007 and 2008:

	Successor		Successor
	December 31, 2007		December 31, 2008
	Carrying Value	Fair Value	Carrying Value	Fair Value
	$	$	$	$
Senior Floating Rate Notes due 2014	217,922	180,400	218,158	30,800
Senior Floating Rate Notes due 2015	510,000	408,000	510,000	153,000
Term B loan due 2014	423,750	423,750	393,450	393,024
Revolving credit facility	—	—	225,000	225,000

Total	1,151,672	1,012,150	1,346,608	801,824

The remaining financial instruments are carried at amounts that approximate fair value.

Deferred financing costs

Costs relating to obtaining debt are capitalized and amortized over the term of the related debt using the straight-line method, which approximates the effective interest method. When all or a portion of a loan is repaid, an associated amount of unamortized financing costs are removed from the related accounts and charged to interest expense.

Concentration of credit risk

Financial instruments, including cash and cash equivalents and accounts receivable, expose the Company to market and credit risks which, at times, may be concentrated with certain groups of counterparties. The financial condition of such counterparties is evaluated periodically. The Company generally does not require collateral for trade receivables. Full performance is anticipated. Cash investments are held with major financial institutions and trading companies including registered broker dealers.

Income taxes

The Company accounts for income taxes using the liability method, whereby deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. On January 1, 2007, the Company changed its method of accounting for income tax contingencies in accordance with Financial Accounting Standards Board Interpretation No. 48. In evaluating the Company’s ability to realize deferred tax assets, the Company uses judgment in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence is commensurate with the extent to which it can be objectively verified. Based on the weight of evidence, both negative and positive, if it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is established.

Shipping and handling costs

Shipping and handling costs are classified as a component of cost of sales in the consolidated statements of operations.

Pensions and other post-retirement benefits

The Company sponsors a defined benefit pension plan, which is accounted for in accordance with SFAS No. 87, Employers’ Accounting for Pensions (“SFAS No. 87”), and SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Retirement Plans, (“SFAS No. 158”). These standards

NORANDA ALUMINUM HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

require that expenses and liabilities recognized in financial statements be actuarially calculated. Under these accounting standards, assumptions are made regarding the valuation of benefit obligations and the future performance of plan assets. According to SFAS No. 158, the Company is required to recognize the funded status of the plans as an asset or liability in the financial statements, measure defined benefit post-retirement plan assets and obligations as of the end of the employer’s fiscal year, and recognize the change in the funded status of defined benefit postretirement plans in other comprehensive income. The primary assumptions used in calculating pension expense and liability are related to the discount rate at which the future obligations are discounted to value the liability, expected rate of return on plan assets, and projected salary increases. These rates are estimated annually as of December 31.

Other post-retirement benefits are accounted for in accordance with SFAS No. 106, Employers’ Accounting for Post-Retirement Benefits Other Than Pensions (“SFAS No. 106”). Pension and post-retirement benefit obligations are actuarially calculated using management’s best estimates and based on expected service periods, salary increases and retirement ages of employees. Pension and post-retirement benefit expense includes the actuarially computed cost of benefits earned during the current service periods, the interest cost on accrued obligations, the expected return on plan assets based on fair market value and the straight-line amortization of net actuarial gains and losses and adjustments due to plan amendments. All net actuarial gains and losses are amortized over the expected average remaining service life of the employees.

Post-employment benefits

The Company provides certain benefits to former or inactive employees after employment but before retirement and accrues for the related cost over the service lives of the employees as required by SFAS No. 112, Employers’ Accounting for Postemployment Benefits (“SFAS No. 112”). Those benefits include, among others, disability, severance, and workers’ compensation. The Company is self-insured for these liabilities. At December 31, 2008, the Company carried a liability totaling $1,065 for these benefits, based on actuarially determined estimates. These estimates have not been discounted due to the short duration of the future payments.

Asset retirement obligations

The Company is subject to environmental regulations which create legal obligations related to the disposal of certain spent pot liners used in the Company’s smelter facility operations. The Company accounts for its asset retirement obligations in accordance with SFAS No. 143, Accounting for Asset Retirement Obligations (“SFAS No. 143”) and Financial Accounting Standards Board (FASB) Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (“FIN 47”), an Interpretation of SFAS No. 143. Under these standards, the Company recognizes liabilities, at fair value, for existing legal asset retirement obligations. Such liabilities are adjusted for accretion costs and revisions in estimated cash flows. The related asset retirement costs are capitalized as increases to the carrying amount of the associated long-lived assets and accumulated depreciation on these capitalized costs is recognized.

Share-based compensation

Prior to August 16, 2006, Falconbridge Limited granted stock options to key employees of the Company, to purchase common stock in Falconbridge Limited. The fair value of these stock options were recorded by the Company as compensation expense over their vesting period with corresponding increases to capital in excess of par value. Falconbridge Limited determined the fair value of these stock options in accordance with SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”), using a Black-Scholes valuation model. Expenses previously recorded for which the related option has been forfeited were reversed in the period of forfeiture.

NORANDA ALUMINUM HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On August 16, 2006, Xstrata acquired all of the outstanding common stock of Falconbridge Limited. Prior to the acquisition, all outstanding stock options were exercised.

On May 29, 2007, the Board of Directors of Noranda approved the 2007 Long-Term Incentive Plan of Noranda (the “Incentive Plan”). Currently, 1,500,000 shares of Noranda common stock have been reserved under the Incentive Plan. A total of 687,678 shares of non-qualified stock options were granted to certain employees of the Company on the date the Incentive Plan was adopted. The fair value of each employee’s options with graded vesting is estimated using either the Black-Scholes-Merton option pricing model or a path-dependent lattice model, in accordance with the fair-value based method of SFAS 123(R), Share-Based Payment (“SFAS No. 123R”).

Derivative instruments and hedging activities

The Company accounts for derivative financial instruments in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”), as amended.

For derivatives that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is initially recorded in accumulated other comprehensive income as a separate component of stockholders’ equity and subsequently reclassified into earnings in the period during which the hedged transaction is recognized in earnings. The ineffective portion of the gain or loss is reported in loss (gain) on derivative instruments and hedging activities immediately. For derivative instruments not designated as hedging instruments, changes in the fair values are reported in loss (gain) on derivative instruments and hedging activities in the period of change.

In April 2007, the FASB issued Staff Position (FSP) FIN 39-1, Amendment of FASB Interpretation No. 39, Offsetting of Amounts Related to Certain Contracts (“FSP FIN 39-1”). FSP FIN 39-1 permits entities that enter into master netting arrangements with the same counterparty as part of their derivative transactions to offset in their financial statements net derivative positions against the fair value of amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral under those arrangements. The effects of FSP FIN 39-1 were applied by adjusting all financial statements presented beginning January 1, 2008.

Impact of recently issued accounting standards

On December 4, 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations (“SFAS No. 141R”). According to transition rules of the new standard, the Company will apply it prospectively to any business combinations with an acquisition date on or after January 1, 2009, except that certain changes in SFAS No. 109, Accounting for Income Taxes, may apply to acquisitions which were completed prior to January 1, 2009. Early adoption is not permitted. SFAS No. 141R amends SFAS No. 109 to require the acquirer to recognize changes of the valuation allowance on its previously existing deferred tax assets because of the business combination in the income from continuing operation. For 2008, $11,935 of valuation allowances, if recognized, would have resulted in an adjustment to goodwill. However, for years beginning after December 31, 2008, SFAS No. 141R will require subsequent changes to valuation allowances recorded in purchase accounting to be recorded as income tax expense (regardless of when the acquisition occurred).

On December 4, 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51 (“SFAS No. 160”). SFAS No. 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. According to transition rules of the new standard, we will apply it for the Company’s fiscal year beginning January 1, 2009. The Company is currently evaluating the effect of SFAS No. 160 on the Company’s consolidated financial statements.

NORANDA ALUMINUM HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company adopted portions of SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), on January 1, 2008. Issued in February 2008, FSP 157-2, Partial Deferral of the Effective Date of Statement 157 (“FSP 157-2”), deferred the effective date of SFAS No. 157, for all nonfinancial assets and nonfinancial liabilities which are recognized or disclosed on a non-recurring basis to fiscal years beginning after November 15, 2008. The Company is currently assessing the impact of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities which are recognized or disclosed at fair value on a non recurring basis on its consolidated financial position, results of operations and cash flows. See Note 15 for further discussion.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company adopted SFAS No. 159 on January 1, 2008. The implementation of this standard did not have a material impact on the Company’s condensed consolidated financial position and results of operations.

In March 2008, the FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (“SFAS No. 161”). SFAS No. 161 amends and expands the disclosure requirements for derivative instruments and about hedging activities with the intent to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for; and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk-related contingent features in derivative agreements. SFAS No. 161 does not change accounting for derivative instruments and is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.

On December 30, 2008, the FASB issued FSP No. FAS 132(R)-1, Employer’s Disclosures about Postretirement Benefit Plan Assets (“FSP No. FAS 132(R)-1”), to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. FSP No. FAS 132(R)-1 does not change the accounting for defined benefit pensions or other postretirement plans; however, it expands on the disclosure of investment strategy, plan asset categories, valuation techniques, and concentrations of risk within the plan assets. FSP No. FAS 132(R)-1 applies to an employer that is subject to the disclosure requirements of FAS 132(R), Employers’ Disclosures about Pensions and Other Postretirement Benefits, and is effective for fiscal years ending after December 15, 2009.

2.	NEW MADRID POWER OUTAGE

During the week of January 26, 2009, power supply to Noranda’s New Madrid smelter, which supplies all of its upstream business’s production, was interrupted numerous times because of a severe ice storm in Southeastern Missouri. As a result of the outage, Noranda lost approximately 75% of the smelter capacity. The smelting production facility is being cleaned out, inspected, and restarted. Based on Noranda’s current assessment, the Company expects that the smelter could return to full production during second half of 2009 with partial capacity phased in during the intervening months. In addition, with the current available capacity and re-melt capability within the facility, Noranda expects to service its customer base with minimal interruptions. The New Madrid power outage and temporary lost capacity will have no impact on Noranda’s ability to serve customers for the downstream foil operations.

Because of the desire to restart production as quickly as possible and the need for Noranda’s skilled, dedicated workforce during the repair and restart process, Noranda expects to retain as many jobs as possible with a goal of maintaining all jobs throughout the restart process. Noranda has notified its insurance carrier

NORANDA ALUMINUM HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and is diligently working through the claim process. The Company has received insurance proceeds of $4,200 in pre-funding and has a request for an additional $800 pending. In addition, the Company holds pot line freeze insurance covering up to $77,000 of losses, which management expects to apply to costs of restorating and restarting pot lines. The Company believes that insurance will cover a substantial portion, if not all, of the cost of restoring capacity; however, there can be no assurance that the full amount of the claim submitted by Noranda will be reimbursed or the timing of such reimbursement.

3.	RESTRUCTURING

In December 2008, Noranda announced a company-wide workforce and business process restructuring that will reduce Noranda’s operating costs, conserve liquidity and improve operating efficiencies. This restructuring is expected to generate cash cost savings and operating efficiencies through the work force reduction of approximately $23 million annually (unaudited).

The work force restructuring plan involves a total staff reduction of approximately 338 employees and contract workers. The reduction in the employee work force includes 228 affected employees in Noranda’s upstream business. These reductions were substantially completed during the fourth quarter of 2008. The reductions at the downstream facilities in Huntingdon, Tennessee, Salisbury, North Carolina, and Newport, Arkansas include 96 affected employees.

The following table summarizes the impact of the restructuring:

		One Time
		Involuntary	Total
	Window	Termination	Restructuring
	Benefits(a)	Benefits(b)	Charge(c)
	$	$	$

Upstream	1,770	4,583	6,353
Downstream	—	2,792	2,792

Total	1,770	7,375	9,145
Benefits Paid	—	(532)	(532)

Balance at December 31, 2008	1,770	6,843	8,613

(a)	Window benefits are recorded in pension liability on the consolidated balance sheet.

(b)	One-time termination benefits are recorded in accrued liabilities on the consolidated balance sheet.

(c)	The total restructuring charge of $9,145 is included in the consolidated statement of operations as selling, general and administrative expenses.

NORANDA ALUMINUM HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	SUPPLEMENTAL FINANCIAL STATEMENT INFORMATION

Statements of Operations:

	Pre-Predecessor	Predecessor		Successor
	Period From	Period From	Period From	Period From
	January 1,	August 16,	January 1,	May 18,	Year
	2006 to	2006 to	2007 to	2007 to	Ended
	August 15,	December 31,	May 17,	December 31,	December 31,
	2006	2006	2007	2007	2008
	$	$	$	$	$
Interest expense:
Parent and a related party	16,321	9,440	16,016	182	—
Other	590	293	314	69,853	91,148
Interest income:
Parent and a related party	(3,745)	(2,381)	(8,829)	(182)	—
Other	(494)	(1,025)	(1,266)	(2,610)	(1,994)

Interest expense, net	12,672	6,327	6,235	67,243	89,154

Statements of Cash Flows:

	Pre-Predecessor	Predecessor		Successor
	Period From	Period From	Period From	Period From
	January 1,	August 16,	January 1,	May 18,	Year
	2006 to	2006 to	2007 to	2007 to	Ended
	August 15,	December 31,	May 17,	December 31,	December 31,
	2006	2006	2007	2007	2008
	$	$	$	$	$
Interest paid	15,485	2,503	7,371	51,519	87,175
Income taxes (refunded) paid, net	(409)	(1,464)	20,148	21,583	48,071

5.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	Successor
	December 31,	December 31,
	2007	2008
	$	$

Cash	75,630	8,107
Money market funds	—	176,609

Total cash and cash equivalents	75,630	184,716

Cash and cash equivalents include all cash balances and highly liquid investments with a maturity of three months or less at the date of purchase. The Company places its temporary cash investments with high credit quality financial institutions. At times such cash may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit. At December 31, 2007, the Company had approximately $75,254 of cash in excess of FDIC insured limits. During 2008 FDIC limits increased and at December 31, 2008, all cash balances, excluding the money market funds, are fully insured by the FDIC. The Company’s money market funds are invested entirely in U.S. Treasury securities, which do not expose the Company to significant credit risk. The Company considers its investments in money market funds to be available for use in its operations. The Company reports money market funds at fair value, which approximates amortized cost.

NORANDA ALUMINUM HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	INVENTORIES

The components of inventories, stated at the lower of LIFO cost or market, are:

	Successor
	December 31,	December 31,
	2007	2008
	$	$

Raw materials	50,683	55,311
Work-in-process	43,190	37,945
Finished goods	46,070	28,716

Total inventory subject to LIFO valuation, at FIFO cost	139,943	121,972
LIFO Adjustment	34,015	40,379
Less lower of LIFO cost or market reserve	(14,323)	(51,319)

Inventory at lower of LIFO cost or market	159,635	111,032
Supplies	20,615	27,987

Total inventory	180,250	139,019

The LCM reserve is based on the Company’s best estimates of product sales prices as indicated by the price of aluminum in commodity markets at year end and customer demand patterns, which are subject to general economic conditions. It is at least reasonably possible that the estimates used by the Company to determine its provision for inventory losses will be materially different from the actual amounts or results. These differences could result in materially higher than expected inventory losses, which could have a material effect on the Company’s results of operations and financial condition in the near term.

Work-in-process and finished goods inventories consist of the cost of materials, labor and production overhead costs.

The Company uses the LIFO method of valuing raw materials, work-in process and finished goods inventories. An actual valuation of these components under the LIFO method is made at the end of each year based on the inventory levels and costs at that time. During the period from May 18, 2007 to December 31, 2007, the Company recorded a LIFO liquidation loss of $3,282 due to a decrement in inventory quantities. During the year ended December 31, 2008, the Company recorded a LIFO liquidation loss of $10,596 due to a decrement in inventory quantities.

NORANDA ALUMINUM HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

		Successor
	Estimated Useful	December 31,	December 31,
	Lives	2007	2008
	(In Years)	$	$

Land	—	12,000	11,921
Buildings and improvements	10 - 47	85,566	87,155
Machinery and equipment	3 - 50	604,019	632,834
Construction in progress	—	21,524	22,495

		723,109	754,405
Accumulated depreciation		(65,298)	(154,782)

Total property, plant and equipment		657,811	599,623

Cost of sales includes depreciation expense of the following amount in each period:

$

Period from January 1, 2006 to August 15, 2006 (Pre-predecessor)	23,636
Period from August 16, 2006 to December 31, 2006 (Predecessor)	32,509
Period from January 1, 2007 to May 17, 2007 (Predecessor)	28,639
Period from May 18, 2007 to December 31, 2007 (Successor)	67,374
Year ended December 31, 2008 (Successor)	94,531

8.	GOODWILL

Goodwill represents the excess of acquisition consideration paid over the fair value of identifiable net tangible and identifiable intangible assets acquired. In accordance with SFAS No. 142, goodwill and other indefinite-lived intangible assets are not amortized, but are reviewed for impairment at least annually, in the fourth quarter, or upon the occurrence of certain triggering events. The Company evaluates goodwill for impairment using a two-step process provided by SFAS No. 142.

The following presents changes in the carrying amount of goodwill for the following periods:

	Upstream	Downstream	Total

Balance at August 15, 2006 (Predecessor)	210,678	73,123	283,801
Changes in purchase price allocations	537	—	537

Balance, December 31, 2006 (Predecessor)	211,215	73,123	284,338

Balance at May 18, 2007 (Successor)	120,890	136,599	257,489
Changes in purchase price allocations	3,963	(5,330)	(1,367)

Balance, December 31, 2007 (Successor)	124,853	131,269	256,122
Changes in purchase price allocations	4,588	(464)	4,124
Tax adjustment	8,269	(239)	8,030
Impairment loss	—	(25,500)	(25,500)

Balance, December 31, 2008 (Successor)	137,710	105,066	242,776

NORANDA ALUMINUM HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Based upon the final evaluation of the fair value of the Company’s tangible and intangible assets acquired and liabilities assumed as of the closing date of the Apollo Acquisition, we recorded valuation adjustments that increased goodwill and decreased property, plant and employment $4,124 in March 2008.

In accordance with the Emerging Issues Task Force (“EITF”) Issue No. 93-7 (“EITF 93-7”), Uncertainties Related to Income Taxes in a Purchase Business Combinations, adjustments upon resolution of income tax uncertainties that predate or result from a purchase business combination should be recorded as an increase or decrease to goodwill, if any. Following the guidance of EITF 93-7, the Company recorded a $10,989 adjustment to increase goodwill in June 2008 to account for the difference between the estimated deferred tax asset for the carryover basis of acquired federal net operating loss and minimum tax credit carryforwards and the final deferred tax asset for such net operating loss and minimum tax credit carryforwards. In December 2008, the Company recorded a $2,959 adjustment to decrease goodwill to reflect the final determination of taxes owed from the Predecessor period.

At October 1, 2008, no impairment was indicated for either reporting unit in the first step of the Company’s October 1 annual impairment test. However, during the fourth quarter as the impact of the global economic contraction began to be realized in both reporting units and as the Company announced its workforce and business process restructuring (See Note 3), additional impairment testing was necessary at December 31, 2008. The additional testing resulted in a $25,500 impairment write down of goodwill in the downstream business, reflecting continued weakness in end markets and the view that the acute decline in foil demand continues to put pressure on pricing as industry capacity utilization is operating well below historic levels. The Company’s SFAS No. 142 analyses included assumptions about future profitability and cash flows of its reporting units, which the Company believes to reflect its best estimates at the date the valuations were performed (October 1 and December 31.) The estimates were based on information that was known or knowable at the date of the valuations, and it is at least reasonably possible that the assumptions employed by the Company will be materially different from the actual amounts or results, and that additional impairment charges for either or both reporting units will be necessary in 2009.

9.	OTHER INTANGIBLE ASSETS

Intangible assets consist of the following:

	Successor
	December 31,	December 31,
	2007	2008
	$	$

Intangible assets:
Non-amortizable:
Trade names (indefinite life)	20,494	20,494
Amortizable:
Customer relationships (15 year weighted-average life)	51,288	51,288
Other (2.5 year weighted-average life)	689	689

	72,471	72,471
Accumulated amortization	(2,335)	(6,104)

Total intangible assets, net	70,136	66,367

NORANDA ALUMINUM HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company recognized in amortization expense related to intangible assets the following amounts in each period:

$

Period from January 1, 2006 to August 15, 2006	667
Period from August 16, 2006 to December 31, 2006	332
Period from January 1, 2007 to May 17, 2007	998
Period from May 18, 2007 to December 31, 2007	2,335
Year ended December 31, 2008	3,769

Expected amortization of intangible assets for each of the next five years is as follows:

$

2009	3,555
2010	3,425
2011	3,425
2012	3,425
2013	3,425

10.	DETAILS OF CERTAIN BALANCE SHEET ACCOUNTS

Accounts receivable, net consists of the following:

	Successor
	December 31,	December 31,
	2007	2008
	$	$

Trade	97,394	76,031
Allowance for doubtful accounts	(225)	(1,559)

Total accounts receivable, net	97,169	74,472

Other assets consist of the following:

	Successor
	December 31,	December 31,
	2007	2008
	$	$

Deferred financing costs, net of amortization	33,777	27,736
Cash surrender value of life insurance	25,243	15,727
Other	21,196	26,053

Total other assets	80,216	69,516

NORANDA ALUMINUM HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Accrued liabilities consist of the following:

	Successor
	December 31,	December 31,
	2007	2008
	$	$

Compensation and benefits	13,331	16,301
Workers’ compensation	2,990	3,299
Asset retirement and site restoration obligations	2,463	2,193
Due to Xstrata	6,980	14
Pension liability and other	5,978	3,803
Restructuring	—	6,843

Total accrued liabilities	31,742	32,453

Other long-term liabilities consist of the following:

	Successor
	December 31,	December 31,
	2007	2008
	$	$

Asset retirement and site restoration obligations	6,339	6,602
Workers compensation benefits	7,182	9,159
FIN 48 liability	8,819	9,560
Deferred compensation and other	7,390	14,261

Total other long-term liabilities	29,730	39,582

11.	RELATED PARTY TRANSACTIONS

In April 2007, the Predecessor and its parent settled intercompany receivables and payables, and the Company transferred to its parent all of the stock of various subsidiaries, including American Racing Equipment of Kentucky, Inc. (“ARE”) and GCA Lease Holding, Inc. In connection with these transactions, the Predecessor’s parent made capital contributions of $128,600 (of which $101,256 was in cash) and received a dividend of $26,541 (of which $25,000 was in cash).

Pursuant to a transaction fee agreement between the Company and Apollo, the Company paid Apollo approximately $12,349 at the consummation of the Apollo Acquisition for various services performed by Apollo and its affiliates in connection with the Apollo Acquisition and to reimburse Apollo for related expenses.

In connection with the Apollo Acquisition, the Company entered into a management consulting and advisory services agreement with Apollo and its affiliates for the provision of certain structuring, management and advisory services for an initial term ending on December 31, 2018. The Company also agreed to indemnify Apollo and its affiliates and their directors, officers, and representatives for potential losses relating to the services contemplated under these agreements. Terms of the agreement provide for annual fees of $2,000, payable in one lump sum annually. The Company records the fees within selling, general and administrative expenses in the Company’s statements of operations.

NORANDA ALUMINUM HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Accounts payable to affiliates consist of the following and are due in the ordinary course of business:

	Successor
	December 31,	December 31,
	2007	2008
	$	$

Gramercy Alumina LLC	27,571	34,250

The Company purchased alumina in transactions with Gramercy Alumina LLC, a 50% owned joint venture with Century Aluminum Company, and at prices which management believes approximated market values. Purchases from Gramercy Alumina LLC were as follows:

$

Period from January 1, 2006 to August 15, 2006 (Pre-predecessor)	94,369
Period from August 16, 2006 to December 31, 2006 (Predecessor)	40,614
Period from January 1, 2007 to May 17, 2007 (Predecessor)	51,731
Period from May 18, 2007 to December 31, 2007 (Successor)	87,120
Year ended December 31, 2008 (Successor)	163,548

The Company sells rolled aluminum products to Goodman Global, Inc., a previous portfolio company of Apollo which was sold in February 2008, under a two-year sales contract that extends through 2009. The Company also sells rolled aluminum products to Berry Plastics Corporation, a portfolio company of Apollo, under an annual sales contract. Sales to these entities were as follows:

	Goodman	Berry Plastics
	Global, Inc.	Corporation
	$	$

Period from May 18, 2007 to December 31, 2007 (Successor)	38,955	8,403
Year ended December 31, 2008 (Successor)	60,423	8,655

12.	LONG-TERM DEBT

A summary of long-term debt is as follows:

	Successor
	December 31,	December 31,
	2007	2008
	$	$

Noranda:
Senior Floating Rate Notes due 2014 (unamortized discount of $2,078 and $1,842 at December 31, 2007 and 2008, respectively)	217,922	218,158
Noranda AcquisitionCo:
Term B loan due 2014	423,750	393,450
Senior Floating Rate Notes due 2015	510,000	510,000
Revolving credit facility	—	225,000

Total long-term debt	1,151,672	1,346,608
Less: current portion	(30,300)	(32,300)

	1,121,372	1,314,308

NORANDA ALUMINUM HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Secured Credit Facilities

In connection with the Apollo Acquisition, Noranda AcquisitionCo entered into senior secured credit facilities on May 18, 2007, which consist of:

•	a $500,000 term B loan with a maturity of seven years, which was fully drawn on May 18, 2007, of which $76,250 and $106,550 of which had been repaid at December 31, 2007 and 2008, respectively.

•	a $250,000 revolving credit facility with a maturity of six years, which includes borrowing capacity available for letters of credit and for borrowing on same-day notice. Outstanding letter of credit amounts consisted of $3,500 and $7,012 at December 31, 2007 and 2008, respectively.

The senior secured credit facilities permit Noranda AcquisitionCo to incur incremental term and revolving loans under such facilities in an aggregate principal amount of up to $200,000. Incurrence of such incremental indebtedness under the senior secured facilities is subject to, among other things, Noranda AcquisitionCo’s compliance with a Senior Secured Net Debt to EBITDA ratio (in each case as defined in the credit agreement governing the term B loan) of 2.75 to 1.0 until December 31, 2008 and 3.0 to 1.0 thereafter. At December 31, 2007 and 2008, Noranda AcquisitionCo had no commitments from any lender to provide such incremental loans.

The senior secured credit facilities are guaranteed by the Company and by all of the existing and future direct and indirect wholly owned domestic subsidiaries of Noranda AcquisitionCo and are secured by first priority pledges of all the equity interests in Noranda AcquisitionCo and all of the equity interests in each of the existing and future direct and indirect wholly owned domestic subsidiaries of Noranda

AcquisitionCo. The senior secured credit facilities are also secured by first priority security interests in substantially all of the assets of Noranda AcquisitionCo, as well as those of each of its existing and future direct and indirect wholly owned domestic subsidiaries.

Term B loan

Interest on the term B loan is based either on LIBOR or the prime rate, at Noranda AcquisitionCo’s election, in either case plus an applicable margin (2.00% over LIBOR at December 31, 2007 and 2008) that depends upon the ratio of Noranda AcquisitionCo’s Senior Secured Net Debt to its EBITDA (in each case as defined in the credit agreement governing the term B loan). The interest rate at December 31, 2007 and 2008 was 6.91% and 4.24%, respectively. Interest on the term B loan is payable no less frequently than quarterly, and such loan amortizes at a rate of 1% per annum, payable quarterly, beginning on September 30, 2007. On June 28, 2007, Noranda AcquisitionCo made an optional prepayment of $75,000 on the term B loan. The optional prepayment was applied to reduce in direct order the remaining amortization installments in forward order of maturity, which served to effectively eliminate the 1% per annum required principal payment.

Noranda AcquisitionCo is required to prepay amounts outstanding under the credit agreement based on an amount equal to 50% of the Company’s Excess Cash Flow (as calculated in accordance with the terms of the credit agreement governing the term B loan) within 95 days after the end of each fiscal year after 2008. The required percentage of Noranda AcquisitionCo’s Excess Cash Flow payable to the lenders under the credit agreement governing the term B loan shall be reduced from 50% to either 25% or 0% based on Noranda AcquisitionCo’s Senior Secured Net Debt to EBITDA ratio (in each case as defined in the credit agreement governing the term B loan) or the amount of term B loan that has been repaid. This amount is $30,300 and $32,300 at December 31, 2007 and 2008, respectively.

Revolving credit facility

In late September 2008, in light of concerns about instability in the financial markets and general business conditions, in order to preserve its liquidity, the Company borrowed $225,000 under the revolving

NORANDA ALUMINUM HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

portion of its senior credit facility and invested the proceeds in highly liquid cash equivalents, including U.S. Government treasury bills and money market funds holding only U.S. government securities, with the remainder held in the Company’s bank accounts.

Interest on the revolving credit facility is based either on LIBOR or the prime rate, at Noranda AcquisitionCo’s election, in either case plus an applicable margin (2.00% over LIBOR at December 31, 2007 and 2008) that depends upon the ratio of Noranda AcquisitionCo’s Senior Secured Net Debt to its EBITDA (in each case as defined in the applicable credit facility) and is payable no less frequently than quarterly. The interest rate at December 31, 2008 was 2.46%. The revolving credit facility was undrawn on the closing of the Apollo Acquisition and on December 31, 2007. As of December 31, 2008, $225,000 had been drawn on the revolving credit facility. Noranda AcquisitionCo has outstanding letters of credit totaling $3,500 and $7,012 under the revolving credit facility at December 31, 2007 and 2008, respectively, and $246,500 and $17,988 was available for borrowing under this facility at December 31, 2007 and 2008, respectively.

In addition to paying interest on outstanding principal under the revolving credit facility, Noranda AcquisitionCo is required to pay:

•	a commitment fee to the lenders under the revolving credit facility in respect of unutilized commitments at a rate equal to 0.5% per annum subject to step down if certain financial tests are met; and

•	additional fees related to outstanding letters of credit under the revolving credit facility at a rate of 2.0% per annum.

Certain Covenants

The senior secured credit facilities contain various restrictive covenants. Among other things, these covenants restrict Noranda AcquisitionCo’s ability to incur indebtedness or liens, make investments or declare or pay any dividends. The company was in compliance with all restrictive covenants at December 31, 2007 and 2008.

AcquisitionCo Notes

In addition to the senior secured credit facilities, on May 18, 2007, Noranda AcquisitionCo issued $510,000 Senior Floating Rate Notes (the “AcquisitionCo Notes”). The AcquisitionCo Notes mature on May 15, 2015. The proceeds of the AcquisitionCo Notes were used to finance the Apollo Acquisition and to pay related fees and expenses. The initial interest payment on the AcquisitionCo Notes was paid on November 15, 2007, entirely in cash; for any subsequent period through May 15, 2011, Noranda AcquisitionCo may elect to pay interest: (i) entirely in cash, (ii) by increasing the principal amount of the AcquisitionCo Notes or by issuing new notes (the “AcquisitionCo PIK interest”) or (iii) 50% in cash and 50% in AcquisitionCo PIK interest. For any subsequent period after May 15, 2011, Noranda AcquisitionCo must pay all interest in cash. The AcquisitionCo Notes cash interest accrues at six-month LIBOR plus 4.0% per annum, reset semi-annually, and the AcquisitionCo PIK interest, if any, will accrue at six-month LIBOR plus 4.75% per annum, reset semi-annually. The cash interest rate was 8.80% at December 31, 2007 and 7.35% at December 31, 2008.

The AcquisitionCo Notes are fully and unconditionally guaranteed on a senior unsecured, joint and several basis by the existing and future wholly owned domestic subsidiaries of Noranda AcquisitionCo that guarantee the senior secured credit facilities. In addition, on September 7, 2007, Noranda fully and unconditionally guaranteed the AcquisitionCo Notes on a joint and several basis along with the existing guarantors. The guarantee by Noranda is not required by the indenture governing the AcquisitionCo Notes and may be released by Noranda at any time. Noranda has no independent operations or any assets other than its

NORANDA ALUMINUM HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

interest in Noranda AcquisitionCo. Noranda AcquisitionCo is a wholly owned finance subsidiary of Noranda with no operations independent of its subsidiaries which guarantee the AcquisitionCo Notes.

In light of business conditions present beginning in late September 2008, along with the Company’s current and future cash needs, management has notified the trustee for the HoldCo and Acquisition Co bondholders of its election to pay the May 15, 2009 interest payment entirely by increasing the principal amount of those notes.

The indenture governing the AcquisitionCo Notes limits Noranda AcquisitionCo’s and Noranda’s ability, among other things, to (i) incur additional indebtedness; (ii) declare or pay dividends or make other distributions or repurchase or redeem Noranda’s stock; (iii) make investments; (iv) sell assets, including capital stock of restricted subsidiaries; (v) enter into agreements restricting Noranda’s subsidiaries’ ability to pay dividends; (vi) consolidate, merge, sell or otherwise dispose of all or substantially all of Noranda’s assets; (vii) enter into transactions with Noranda’s affiliates; and (viii) incur liens.

HoldCo Notes

On June 7, 2007, Noranda issued Senior Floating Rate Notes (the “HoldCo Notes”) in aggregate principal amount of $220,000, with a discount of 1.0% of the principal amount. The HoldCo Notes mature on November 15, 2014. The HoldCo Notes are not guaranteed. The initial interest payment on the HoldCo Notes was paid on November 15, 2007, in cash; for any subsequent period through May 15, 2012, Noranda may elect to pay interest: (i) entirely in cash, (ii) by increasing the principal amount of the HoldCo Notes or by issuing new notes (the “HoldCo PIK interest”) or (iii) 50% in cash and 50% in HoldCo PIK interest. For any subsequent period after May 15, 2012, Noranda must pay all interest in cash. The HoldCo Notes cash interest accrues at six-month LIBOR plus 5.75% per annum, reset semi-annually, and the HoldCo PIK interest, if any, will accrue at six-month LIBOR plus 6.5% per annum, reset semi-annually. The cash interest rate was 10.55% at December 31, 2007 and 9.10% at December 31, 2008.

As discussed above, management has notified the trustee for the HoldCo and AcquisitionCo bondholders of its election to pay the May 15, 2009 interest payment entirely by increasing the principal amount of those notes.

The indenture governing the HoldCo Notes limits Noranda AcquisitionCo’s and Noranda’s ability, among other things, to (i) incur additional indebtedness; (ii) declare or pay dividends or make other distributions or repurchase or redeem Noranda’s stock; (iii) make investments; (iv) sell assets, including capital stock of restricted subsidiaries; (v) enter into agreements restricting Noranda’s subsidiaries’ ability to pay dividends; (vi) consolidate, merge, sell or otherwise dispose of all or substantially all of Noranda’s assets; (vii) enter into transactions with Noranda’s affiliates; and (viii) incur liens.

Subsequent to December 31, 2008, the Company acquired $131,835 aggregate principal amount of HoldCo notes for an aggregate purchase price of $32,959.

13.	PENSIONS AND OTHER POST-RETIREMENT BENEFITS

Pension benefits

The Company sponsors defined benefit pension plans for hourly and salaried employees.

The Company’s funding policy is to contribute annually an amount based on actuarial and economic assumptions designed to achieve adequate funding of the projected benefit obligations and to meet the minimum funding requirements of ERISA. In addition, the Company provides supplemental executive retirement benefits (SERP) for certain executive officers. The Company uses a measurement date of December 31 to determine the pension and other post-retirement benefits (OPEB) liabilities.

NORANDA ALUMINUM HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On December 4, 2008, the Company announced a company wide workforce and business process restructuring designed to reduce operating costs, conserve liquidity and improve operating efficiencies. Refer to Note 3 for further information on the restructuring. As a result, the Company offered special voluntary termination benefits (“window benefits”) to employees that (1) met certain criteria for early retirement and (2) accepted the window benefit by the required deadline of December 19, 2008.

The Company has accounted for the window benefits in accordance with SFAS No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits (“SFAS No. 88”). For the year ended December 31, 2008, the Company recognized a termination benefit loss of $2,127 and curtailment loss of $1,124 within net periodic benefit cost.

Plan assets

The Company’s pension plan’s weighted-average asset allocations at December 31, 2007 and 2008 and the target allocation for 2009, by asset category are as follows:

			Target
			Allocation
	2007	2008	2009
	%	%	%

Fixed income	28	38	35
Equity securities	72	62	65

The Company seeks a balanced return on plan assets through a diversified investment strategy.

Plan assets consist principally of equities and fixed income accounts. In developing the long-term rate of return assumption for plan assets, management evaluates the plans’ historical cumulative actual returns over several periods, which have all been in excess of related broad indices, as well as long-term inflation assumptions. Management anticipates that the plan’s investments will continue to generate long-term returns of at least 8.25% per annum.

Other post-retirement benefits

The Company also sponsors other post-retirement benefit plans for certain employees. The Company sponsored post-retirement benefits include life insurance benefits and health insurance benefits and are funded as retirees submit claims. These health insurance benefits only cover eight employees. The OPEB benefit obligation included estimated health insurance benefits of $576, $672 and $206 at December 31, 2006, 2007 and 2008, respectively. The healthcare cost trend rates used in developing the periodic cost and the projected benefit obligation are 9% grading to 5% over four years.

NORANDA ALUMINUM HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The change in benefit obligation and change in plan assets are as follows:

	Pension
	Pre-Predecessor	Predecessor		Successor
	Period From	Period From	Period From	Period From
	January 1,	August 16,	January 1,	May 18,
	2006 to	2006 to	2007 to	2007 to	Year Ended
	August 15,	December 31,	May 17,	December 31,	December 31,
	2006	2006	2007	2007	2008
	$	$	$	$	$
Change in benefit obligation:
Benefit obligation at beginning of period	217,379	224,300	242,388	244,199	259,843
Service cost	4,747	2,372	2,917	4,688	8,234
Interest cost	8,345	4,173	5,364	9,127	16,474
Plan changes	—	—	744	5,879	(961)
(Gains) losses	(479)	14,500	(868)	1,319	1,629
Settlements	—	—	(2,660)	—	(356)
Benefits paid	(5,692)	(2,957)	(3,686)	(5,369)	(11,327)
Special termination benefits	—	—	—	—	2,132
Curtailments	—	—	—	—	241

Benefit obligation at end of period	224,300	242,388	244,199	259,843	275,909

Change in plan assets:
Fair value of plan assets at beginning of period	200,966	203,818	213,910	219,096	220,761
Actual return on plan assets	8,302	12,416	8,148	(1,148)	(67,328)
Employer contributions	242	633	3,384	8,182	18,256
Settlements	—	—	(2,660)	—	(356)
Benefits paid	(5,692)	(2,957)	(3,686)	(5,369)	(11,327)

Fair value of plan assets at end of period	203,818	213,910	219,096	220,761	160,006

NORANDA ALUMINUM HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	OPEB
	Pre-Predecessor	Predecessor		Successor
	Period From	Period From	Period From	Period From
	January 1,	August 16,	January 1,	May 18,
	2006 to	2006 to	2007 to	2007 to	Year Ended
	August 15,	December 31,	May 17,	December 31,	December 31,
	2006	2006	2007	2007	2008
	$	$	$	$	$
Change in benefit obligation:
Benefit obligation at beginning of period	8,332	8,298	8,276	7,460	7,526
Service cost	126	74	58	96	135
Interest cost	285	171	158	260	419
Plan changes	—	—	—	—	—
(Gains) losses	(235)	(141)	(939)	(137)	(371)
Settlements	—	—	—	—	—
Benefits paid	(210)	(126)	(93)	(153)	(276)

Benefit obligation at end of period	8,298	8,276	7,460	7,526	7,433

Change in plan assets:
Fair value of plan assets at beginning of period	—	—	—	—	—
Actual return on plan assets	—	—	—	—	—
Employer contributions	210	126	93	153	276
Settlements	—	—	—	—	—
Benefits paid	(210)	(126)	(93)	(153)	(276)

Fair value of plan assets at end of period	—	—	—	—	—

The net liability is recorded in the consolidated balance sheets as follows:

	Pension		OPEB
	Successor		Successor
	December 31,	December 31,	December 31,	December 31,
	2007	2008	2007	2008
	$	$	$	$

Current liability	(422)	(2,198)	—	(279)
Non-current liability	(38,660)	(113,705)	(7,526)	(7,154)

Funded Status	(39,082)	(115,903)	(7,526)	(7,433)

Amounts recognized in accumulated other comprehensive loss consist of:

	Pension		OPEB
	Successor		Successor
	December 31,	December 31,	December 31,	December 31,
	2007	2008	2007	2008
	$	$	$	$

Net actuarial loss (gain)	13,883	100,772	(153)	(484)
Prior service cost	5,697	3,461	—	—

Accumulated other comprehensive loss	19,580	104,233	(153)	(484)

NORANDA ALUMINUM HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Net periodic benefit costs were comprised of the following elements:

	Pension
	Pre-Predecessor	Predecessor		Successor
	Period From	Period From	Period From	Period From
	January 1,	August 16,	January 1,	May 18,	Year
	2006 to	2006 to	2007 to	2007 to	Ended
	August 15,	December 31,	May 17,	December 31,	December 31,
	2006	2006	2007	2007	2008
	$	$	$	$	$
Service cost	4,747	2,372	2,917	4,688	8,234
Interest cost	8,345	4,173	5,364	9,127	16,474
Expected return on plan assets	(11,281)	(5,655)	(6,846)	(11,417)	(18,156)
Net amortization and deferral	1,046	525	(34)	180	540
Curtailment loss	—	—	—	—	1,124
Settlement loss	—	—	—	—	80
Termination benefit	—	—	—	—	2,132

Net periodic cost	2,857	1,415	1,401	2,578	10,428

Weighted-average assumptions:
Discount rate	5.90%	5.90%	5.90%	5.90%	6.00%
Expected rate of return on plan assets	8.60%	8.60%	8.60%	8.60%	8.25%
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%	4.25%

Net periodic benefit costs were comprised of the following elements:

	OPEB
	Pre-Predecessor	Predecessor		Successor
	Period From	Period From	Period From	Period From
	January 1,	August 16,	January 1,	May 18,	Year
	2006 to	2006 to	2007 to	2007 to	Ended
	August 15,	December 31,	May 17,	December 31,	December 31,
	2006	2006	2007	2007	2008
	$	$	$	$	$
Service cost	126	74	58	96	135
Interest cost	285	171	158	260	419
Expected return on plan assets	—	—	—	—	—
Net amortization and deferral	141	—	10	16	(40)

Net periodic cost	552	245	226	372	514

Weighted-average assumptions:
Discount rate	5.90%	5.90%	5.90%	6.00%	6.00%
Rate of compensation increase	N/A	N/A	5.00%	4.25%	4.25%

The effects of one-percentage-point change in assumed health care cost trend rate on post-retirement obligation are as follows:

	1% Decrease	Assumed	1% Increase
	in Rates	Rates	in Rates
	$	$	$

Aggregated service and interest cost	554	554	554
Accumulated postretirement benefit obligation	7,431	7,433	7,434

NORANDA ALUMINUM HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Amounts applicable to the Company’s pension plan with projected and accumulated benefit obligations in excess of plan assets are as follows:

	Successor
	December 31,	December 31,
	2007	2008
	$	$

Projected benefit obligation	259,838	275,909
Accumulated benefit obligation	244,826	263,631
Fair value of plan assets	220,761	160,006

Expected employer contributions:

The Company expects to contribute $2,655 to the pension plan and $278 to the health insurance plan in 2009. The Company had no regulatory contribution requirements for 2008.

Expected future benefit payments:

The following table provides the estimated future benefit payments for the pension and other post- retirement benefit plans of the Company at December 31, 2008:

	Pension	OPEB
	Benefits	Benefits
	$	$

Year ending December 31
2009	13,646	278
2010	12,630	290
2011	13,828	302
2012	15,053	316
2013	16,264	328
2014-2018	99,995	2,358

Total	171,416	3,872

Defined Contribution Plan

The Company also has defined contribution retirement plans that cover its eligible employees. The purpose of these defined contribution plans is generally to provide additional financial security during retirement by providing employees with an incentive to make regular savings. The Company’s contributions to these plans are based on employee contributions and were as follows:

$

Period from January 1, 2006 to August 15, 2006 (Pre-predecessor)	1,609
Period from August 16, 2006 to December 31, 2006 (Predecessor)	663
Period from January 1, 2007 to May 17, 2007 (Predecessor)	1,029
Period from May 18, 2007 to December 31, 2007 (Successor)	1,537
Year ended December 31, 2008 (Successor)	2,586

NORANDA ALUMINUM HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	SHAREHOLDERS’ EQUITY AND SHARE-BASED PAYMENTS

Common Stock Subject to Redemption

In March 2008, the Company entered into an employment agreement with Layle K. Smith to serve as the Company’s chief executive officer (the “CEO”) and to serve on the Company’s Board of Directors. As part of that employment agreement, the CEO agreed to purchase 100,000 shares of common stock at $20 per share, for a total investment of $2,000. The shares purchased include a redemption feature which guarantees total realization on these shares of at least $8,000 (or, at his option, equivalent consideration in the acquiring entity) in the event a change in control occurs prior to September 3, 2009 and the CEO remains employed with the Company through the 12-month anniversary of such change in control or experiences certain qualifying terminations of employment, after which the per share redemption value is fair value.

Because of the existence of the conditional redemption feature, the carrying value of these 100,000 shares of common stock has been reported outside of permanent equity. In accordance with FASB Staff Position 123R-4, Classification of Options and Similar Instruments Issued as Employee Compensation that Allow for Cash Settlement upon the Occurrence of a Contingent Event, the carrying amount of the common stock subject to redemption is reported as the $2,000 proceeds, and has not been adjusted to reflect the $8,000 redemption amount, as it is not probable that a change in control event will take place prior to September 3, 2009.

Noranda Long-Term Incentive Plan

On May 29, 2007, the Company’s Board of Directors approved the 2007 Long-Term Incentive Plan of Noranda (the “Incentive Plan”) and reserved 1,500,000 shares of Noranda common stock for issuance under the Incentive Plan. The Company subsequently amended and restated the Incentive Plan on October 23, 2007 to permit the grant of awards to entities that make available non-employee directors to the Company.

Options granted under the Incentive Plan generally have a ten year term. Employee option grants generally consist of time-vesting options (“Tranche A”) and performance vesting options (“Tranche B”). The time-vesting options generally vest in equal one-fifth installments on each of the first five anniversaries of the date of grant or on the closing of Apollo’s acquisition of the Company, as specified in the applicable award agreements, subject to continued service through each applicable vesting date. The performance-vesting options vest upon the Company’s investors’ realization of a specified level of investor internal rate of return (“investor IRR”), subject to continued service through each applicable vesting date.

The employee options generally are subject to a Company (or Apollo) call provision which expires upon the earlier of a qualified public offering or May 2014 and provides the Company (or Apollo) the right to repurchase the underlying shares at the lower of their cost or fair market value upon certain terminations of employment. A qualified public offering transaction is defined in the Amended and Restated Security Holders agreement as a public offering that raises at least $200,000. This call provision represents a substantive performance vesting condition with a life through May 2014; therefore, the Company recognizes compensation expense for service awards through May 2014. Performance-vesting options issued in May 2007 have met their performance vesting provision. However, the shares underlying the options remain subject to the Company (or Apollo) call provision. Accordingly, the options currently are subject to service conditions and stock compensation expense is being recorded over the remaining call provision through May 2014.

Prior to October 23, 2007, shares issued upon the exercise of employee options were subject to a call provision that would expire upon a qualified public offering. The call provision provided the Company (or Apollo) the right to repurchase the underlying shares at the lower of their cost or fair market value in connection with certain terminations of employment. Because a substantive performance vesting condition necessary for vesting was not probable, no expense was recognized for employee options issued prior to October 23, 2007. At October 23, 2007, existing options were modified so that the Company call provision

NORANDA ALUMINUM HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

expired upon the earlier of a qualified public offering, or seven years. As a result, the Company started expensing the stock options over seven years in the fourth quarter of 2007. The number of employees affected was 24. The total incremental compensation cost resulting from the modification was $5,143, which is being amortized over a period through May 2014. Employee options issued subsequent to October 23, 2007 contain this modified Company call provision.

On June 13, 2007, the Company executed a recapitalization in which the proceeds of a $220,000 debt offering were distributed to the investors. The fair value of the Company was determined to be $15.50 per share prior to the distribution of $10 per share; the resulting value of the Company after the distribution was $5.50 per share. The award holders were given $10 of value in the form of an immediately vested cash payment of $6 per share and a modification of the exercise price of the option from $10 per share to $6 per share. Under SFAS 123(R), this was considered a modification due to an equity restructuring. Twenty-four employees were affected by this modification. The total incremental compensation cost resulting from the modification was $4,126.

On October 23, 2007, the Company granted 200,000 options to Apollo Management VI L.P. and Apollo Alternative Assets funds for making available certain non-employee directors to the Company. It was subsequently determined that due to an administrative error, the number of options awarded on October 23, 2007 exceeded the amount intended to be awarded and the exercise price was lower than intended. In order to correct the administrative error, on March 10, 2008, the Company modified the term of options granted in October 2007 from 200,000 options at $6 per share to 60,000 options at $20 per share. Options granted to Apollo Management VI L.P. and Apollo Alternative Assets are fully vested at grant. This modification did not result in any additional stock compensation expense for the year ended December 31, 2008.

On June 13, 2008, the Company paid a $4.70 per share cash dividend to the investors. The fair value of the Company was determined to be $20.00 per share prior to the distribution of $4.70 per share; the resulting value of the Company after the distribution was $15.30. The award holders were given $4.70 of value in the form of an immediately vested cash payment of $2.70 per share and a modification of the price of the options from $6 per share to $4 per share and $20 per share to $18 per share. Twenty-nine employees were affected by this modification. The total incremental compensation cost resulting from this modification was $3,894.

The Company entered into a Termination and Consulting Agreement with Rick Anderson on October 14, 2008, in connection with his retirement on October 31, 2008 as Chief Financial Officer. Pursuant to that agreement, in October 2008 the Company recorded approximately $463 of compensation cost for cash severance, all of which was paid by January 2009. Additionally, the Company recorded approximately $675 of compensation cost associated with the accelerated vesting of Mr. Anderson’s unvested stock options, since, pursuant to the agreement, Mr. Anderson’s Company stock options will continue to vest during the consulting term, although Mr. Anderson will generally be unable to exercise the options until the expiration of the term of the agreement in May 2012. Mr. Anderson has agreed to certain ongoing confidentiality obligations and to non-solicitation and non-competition covenants following his retirement from the Company.

At December 31, 2008 the expiration of the call option upon a qualified public offering would have resulted in the immediate recognition of $3,118 of compensation expense related to the cost of Tranche B options where the investor IRR targets were previously met and $620 of compensation expense related to the cost of options where the offering (together with a $4.70 per share dividend paid in June 2008) would cause the performance option to be met. Further, the period over which the Company recognizes compensation expense for service awards would change from May 2014 to five years prospectively from the date of the qualified public offering, which, based on options outstanding at December 31, 2008, would increase annual stock compensation expense by approximately $776.

NORANDA ALUMINUM HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The summary of company stock option activity and related information for the Noranda stock option plan is as follows, after reflecting the effects of modifications to exercise price discussed above:

	Employee Options and
	Non-Employee		Investor Director
	Director Options		Provider Options
		Weighted -		Weighted-
		Average	Common	Average
	Common Shares	Exercise Price	Shares	Exercise Price
Outstanding — May 18, 2007	—	—	—	—
Granted	687,678	$4.00	210,000	$4.67
Exercised	—	—	—	—
Expired	—	—	—	—
Forfeited	(23,835)	$4.00	—	—

Outstanding — December 31, 2007	663,843	$4.00	210,000	$4.67
Granted	308,500	$18.00	60,000	$18.00
Modified	—	—	(200,000)	$4.00
Exercised	—	—	—	—
Expired	—	—	—	—
Forfeited	(62,119)	$6.03	—	—

Outstanding — December 31, 2008	910,224	$8.61	70,000	$18.00

Fully vested — end of period (weighted average remaining contractual term of 8.5 years)	366,438	$4.00	70,000	$18.00

Currently exercisable — end of period (weighted average remaining contractual term of 8.5 years)	329,658	$4.00	70,000	$18.00

For Tranche A options, the fair value of each employee’s options with graded vesting was estimated using the Black-Scholes-Merton option pricing model. The weighted-average grant date fair value of options granted during the period May 18, 2007 to December 31, 2007 was $16.25 for employee options and $17.06 for Non-Apollo Director options and the weighted-average grant date fair value of options granted for the year ended December 31, 2008 was $7.10 for employee options and $9.79 for Non-Apollo Director options.

For Tranche B options, the options associated with an investor rate of return target, an adaptation of the Black-Scholes-Merton option valuation model, which took into consideration the internal rate of return thresholds, was used to estimate fair value. The Company believes this model adaptation is equivalent to the use of a path-dependent lattice model. Options granted to “Investor Director Providers” are valued using the same option pricing models as those used for employee options, being the Black-Scholes-Merton option pricing model.

NORANDA ALUMINUM HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following weighted-average assumptions were used for these estimates:

	Period From May 18, 2007 to		Year Ended
	December 31, 2007		December 31, 2008
		Non-Apollo		Non-Apollo
	Employee	Director	Employee	Director

Risk-free interest rate	4.3%	4.6%	3.1%	3.2%
Expected dividend yield	—	—	—	—
Expected term (in years)	7.1	10.0	5.9	6.3
Expected volatility	50.0%	54.0%	44.9%	45.7%

Expected volatility was based on the historical volatility of representative peer companies’ stocks. The expected term assumption at grant date is generally based on the assumed date of a qualified public offering or other change-in-control event, plus an estimated additional holding period until option exercise. Expected dividend yield was based on management’s expectation of no dividend payments. Risk free interest rates were based on the U.S. Treasury yield curve in effect at the grant date.

As of December 31, 2008, total compensation expense related to non-vested options which was not yet recognized was $8,411 and will be recognized over the weighted-average period of 5.9 years. The total fair value of shares that vested during the period from May 18, 2007 to December 31, 2007 and for the year ended December 31, 2008 was $3,584 and $6,473, respectively.

Selling, general and administrative expenses include the following amounts of share-based compensation expense, excluding cash payments made upon the modification of outstanding options:

$

Period from May 18, 2007 to December 31, 2007 (Successor)	3,816
Year ended December 31, 2008 (Successor)	2,376

Falconbridge Stock Option Plan

Under the Employee Stock Option Plan (the “Falconbridge Plan”), Falconbridge Limited historically granted stock options (the “Falconbridge Options”) to key employees of Noranda Aluminum, Inc. to purchase common stock in Falconbridge Limited. Option grants under this plan had terms of 10 years, with certain restrictions. Prior to the Xstrata Acquisition, all outstanding stock options were immediately vested and then exercised.

The Company amortized the fair value of all stock based awards on a straight-line basis over the requisite service period, which generally was the vesting period. The fair value per option was determined by Falconbridge Limited.

There were no options granted under the Falconbridge Plan for any of the reported periods.

NORANDA ALUMINUM HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The summary of company stock option activity and related information for the stock option plans is as follows:

Pre-Predecessor
Period From January 1, 2006 to
August 15, 2006
Weighted-
Average
	Common Shares	Exercise Price

Outstanding — beginning of period	1,751,060	17.27
Granted	—	—
Exercised	(1,751,060)	17.27
Expired	—	—
Forfeited	—	—
Outstanding — end of period	—	—

As of August 15, 2006, all options that had been issued to Noranda Aluminum, Inc. employees and directors had been fully vested and exercised.

Selling, general and administrative expenses include the following amounts of stock-based compensation expense under the Falconbridge Plan:

$

Period from January 1, 2006 to August 15, 2006 (Pre-predecessor)	2,561

15.	INCOME TAXES

Income tax provision (benefit) is as follows:

	Pre-Predecessor	Predecessor		Successor
	Period From	Period From	Period From	Period From	Year
	January 1, 2006 to	August 16, 2006 to	January 1, 2007 to	May 18, 2007 to	Ended
	August 15, 2006	December 31, 2006	May 17, 2007	December 31, 2007	December 31, 2008
	$	$	$	$	$
Current
Federal	(370)	21,228	26,785	6,274	38,320
State	—	1,210	1,355	1,483	2,189

	(370)	22,438	28,140	7,757	40,509

Deferred
Federal	36,002	8,092	(15,519)	(4,765)	(70,160)
State	3,112	(6,953)	1,034	2,145	(3,262)

	39,114	1,139	(14,485)	(2,620)	(73,422)

	38,744	23,577	13,655	5,137	(32,913)

As of December 31, 2008, the Company has state net operating loss carryforwards of approximately $68,464 expiring in years 2015 through 2025. In addition, the Company has state tax credit carryforwards at December 31, 2008 of $1,849 expiring in years 2015 through 2026.

SFAS No. 109 requires a valuation allowance against deferred tax assets if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Accordingly, the Company recorded an additional $8,554 valuation allowance on such assets in 2008. At December 31, 2008,

NORANDA ALUMINUM HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$11,935 of valuation allowances, if recognized, would have resulted in an adjustment to goodwill. However, for years beginning after December 31, 2008, SFAS No. 141R (See Note 1) will require subsequent changes to valuation allowances recorded in purchase accounting to be recorded as income tax expense (regardless of when the acquisition occurred).

As of December 31, 2008, the Company has not provided for withholding or United States federal income taxes on approximately $42,068 of accumulated undistributed earnings of its foreign subsidiaries as they are considered by management to be permanently reinvested. If these undistributed earnings were not considered to be permanently reinvested, approximately $19,499 of deferred income taxes would have been provided.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2007 and 2008 are as follows:

	Successor
	December 31,	December 31,
	2007	2008
	$	$

Deferred tax liabilities:
Property related	189,109	164,760
Investments	45,345	44,153
Inventory	24,660	8,380
Intangibles	26,770	25,067
Derivatives	—	115,065
Other	1,033	1,175

Total deferred tax liabilities	286,917	358,600

Deferred tax assets:
Compensation related	21,074	62,370
Capital and net operating loss carryforwards	6,511	13,326
Minimum tax credit and state tax credit carryforward	1,185	1,202
Derivatives	18,796	—
Other	9,845	7,866

Total deferred tax assets:	57,411	84,764

Valuation allowance for deferred tax assets	(4,270)	(12,824)

Net deferred tax assets	53,141	71,940

Net deferred tax liability	233,776	286,660

NORANDA ALUMINUM HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reconciliation of Income Taxes

The reconciliation of the income taxes, calculated at the rates in effect, with the effective tax rate shown in the statements of operations, is as follows:

	Pre-Predecessor	Predecessor		Successor
	Period From	Period From	Period From	Period From
	January 1, 2006 to	August 16, 2006 to	January 1, 2007 to	May 18, 2007 to	Year Ended
	August 15, 2006	December 31, 2006	May 17, 2007	December 31, 2007	December 31, 2008
	$	$	$	$	$
Federal statutory income tax rate	35.0%	35.0%	35.0%	35.0%	35.0%
(Decrease) increase in tax rate resulting from State & local income taxes, net of federal benefit	1.8	(5.7)	5.6	17.8	0.9
Equity method investee income	(2.5)	(0.3)	(3.4)	(9.1)	0.8
IRC Sec. 199 manufacturing deduction	—	(0.6)	(6.3)	(3.5)	1.8
Goodwill impairment	—	—	—	—	(8.3)
Discharge of indebtedness	—	—	17.9	—	—
Other permanent items	0.7	7.5	0.1	(1.6)	0.6

Effective tax rate	35.0%	35.9%	48.9%	38.6%	30.8%

The Company adopted FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized a decrease of approximately $1,226 to the January 1, 2007 retained earnings balance. As part of the Apollo Acquisition, Xstrata indemnified the Company for tax exposures. Therefore, the Company had a receivable of $4,033 and $4,379 from Xstrata at December 31, 2007 and December 31, 2008, respectively, equal to the Company’s FIN 48 liability (net of federal benefits) for the tax exposures related to tax positions occurring through the date of the Apollo Acquisition. As of December 31, 2007 and December 31, 2008, the Company had unrecognized income tax benefits of approximately $10,059 and $10,111, respectively.

NORANDA ALUMINUM HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A reconciliation of the December 31, 2007 and December 31, 2008 amount of unrecognized tax benefits is as follows:

	Successor
	December 31, 2007	December 31, 2008
	$	$

Beginning of period	10,011	10,059
Tax positions related to the current period
Gross additions	48	54
Gross reductions	—	—
Tax positions related to prior years
Gross additions	—	29
Gross reductions	—	(31)
Settlements	—	—
Lapses on statute of limitations	—	—

End of period	10,059	10,111

For years ending prior to December 31, 2008, the total amount of net unrecognized tax benefits that, if recognized, would affect the effective tax rate was not material because the majority of unrecognized tax benefits relate to periods prior to the Apollo Acquisition and their recognition, if any, would have resulted in an adjustment to goodwill. However, for years beginning after December 31, 2008, SFAS No. 141R (See Note 1) will require subsequent recognition of unrecognized tax benefits recorded in purchase accounting to be recorded as income tax expense (regardless of when the acquisition occurred) and, as a result, the total amount of net unrecognized tax benefits as of 2008 that, if recognized, would affect the effective tax rate is $7,196. The Company elected to accrue interest and penalties related to unrecognized tax benefits in its provision for income taxes. The Company has accrued interest and penalties related to unrecognized tax benefits of approximately $228 at December 31, 2007 and $906 at December 31, 2008, respectively.

The Company files a consolidated federal and various state income tax returns. The earliest years open to examination in the Company’s major jurisdictions is 2006 for federal income tax returns and 2005 for state income tax returns. The Internal Revenue Service (“IRS”) concluded an examination of the Company’s U.S. income tax return for 2005 in the fourth quarter of 2008. The Company agreed to the IRS’ proposed settlement of all issues and recorded a tax receivable of $1,072. Pursuant to the terms of the Apollo Acquisition, the $1,072 in federal income tax refunds will be remitted to Xstrata once received from the IRS.

Within the next twelve months, the Company estimates that the unrecognized benefits could change; however, due to the Xstrata indemnification, the Company does not expect the change to have a significant impact on the results of operations or the financial position of the Company.

16.	NET INCOME (LOSS) PER SHARE

The Company presents both basic and diluted net income (loss) per share (“EPS”) on the face of the consolidated statements of operations. As provided by SFAS 128, Earnings per Share, basic EPS is calculated as net income (loss) available to common stockholders divided by the weighted-average number of shares outstanding during the period. Diluted EPS is calculated using the weighted-average outstanding common shares determined using the treasury stock method for options.

NORANDA ALUMINUM HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Successor
	For the period
	from	For the
	May 18, 2007 to	Year Ended
	December 31, 2007	December 31, 2008

Net income (loss)	$8,167	$(74,057)

Weighted-average common shares outstanding:
Basic	21,603	21,720
Effect of diluted securities	62	—

Diluted	21,665	21,720

Basic EPS	$0.38	$(3.41)
Diluted EPS	$0.38	$(3.41)

Certain stock options whose terms and conditions are described in Note 14 could potentially dilute basic EPS in the future, but were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented: period from May 18, 2007 to December 31, 2007 — 331,918; for the year ended December 31, 2008 — 980,225.

17.	OPERATING LEASES

The Company operates certain manufacturing and warehouse facilities under operating leases. In most cases, management expects that in the normal course of business, leases will be renewed or replaced when they expire with other leases.

The following is a schedule of future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2008:

Year Ending December 31	$

2009	2,476
2010	2,243
2011	1,956
2012	1,453
2013	728
Thereafter	752

The following schedule shows the composition of total rental expense for all operating leases except those with terms of a month or less that were not renewed:

	Pre-Predecessor	Predecessor		Successor
	Period From	Period From	Period From	Period From
	January 1, 2006 to	August 16, 2006 to	January 1, 2007 to	May 18, 2007 to	Year Ended
	August 15, 2006	December 31, 2006	May 17, 2007	December 31, 2007	December 31, 2008
	$	$	$	$	$
Minimum rentals	2,009	1,206	999	2,249	2,632
Contingent rentals	30	18	20	28	28

	2,039	1,224	1,019	2,277	2,660

Contingent rentals represent transportation equipment operating lease payments made on the basis of mileage.

NORANDA ALUMINUM HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.	DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivative instruments to mitigate the risks associated with fluctuations in aluminum and natural gas prices and interest rates. SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”), requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position. In accordance with SFAS No. 133, the Company designates fixed price aluminum swaps as cash flow hedges, thus the effective portion of such derivatives is adjusted to fair value through other comprehensive (loss) income, with the ineffective portion reported through earnings. Derivatives that do not qualify for hedge accounting are adjusted to fair value through earnings in loss (gain) on derivative instruments and hedging activities in the consolidated statements of operations. As of December 31, 2008, all derivatives are held for purposes other than trading.

Cash flow hedges

Aluminum swaps — fixed price

In order to reduce the commodity price risk in the upstream business, the Company has implemented an economic hedging strategy for approximately 50% of forecasted aluminum shipments through December 2012. These sale swap arrangements result in fixed sale prices that we consider attractive relative to historical levels and which management believes will stabilize the economic impact of fluctuations in aluminum prices.

For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of any gain or loss on the derivative is reported as a component of accumulated other comprehensive loss and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. As of December 31, 2008, the pre-tax amount of the effective portion of cash flow hedges recorded in accumulated other comprehensive income was $414,078. Gains and losses on the derivatives representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

Due to declines in demand for certain of the Company’s value-added products and uncertain business conditions, at November 30, 2008 management concluded that certain hedged sale transactions were no longer probable of occurring and de-designated hedge accounting for approximately 20,000 pounds of notional amounts settling in 2008, 245,000 pounds of notional amounts settling in 2009, and 32,000 pounds of notional amounts settling in 2010. Based on revised forecasts in place at December 31, 2008, the Company re-designated approximately 144,000 pounds of notional amounts settling in 2009 and approximately 20,000 pounds of notional amounts settling in 2010. In connection with discontinuing hedge accounting for these notional amounts, the Company reclassified $5,184 into earnings because it is probable that these original forecasted transactions will not occur. As a result of the New Madrid power outage on January 28, 2009, and in anticipation of fixed price aluminum purchase swaps described below, the Company discontinued hedge accounting for all of its aluminum fixed-price sale swaps on January 29, 2009.

The following table summarizes our remaining fixed price aluminum sale swaps as of December 31, 2008:

	Average Hedged	Pounds Hedged
Year	Price per Pound	Annually
	$	(In thousands)

2009	1.09	289,070
2010	1.06	290,536
2011	1.20	290,955
2012	1.27	291,825

NORANDA ALUMINUM HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

From January 1, 2009 through February 19, 2009 the Company entered into fixed price aluminum purchase swaps covering approximately 424 million pounds of aluminum purchases in 2010, 2011 and 2012 at an average price of approximately $0.75 per pound.

Derivatives not designated as hedging instruments under SFAS No. 133

Aluminum swaps — variable price

The Company also enters into forward contracts with its customers to sell aluminum in the future at fixed prices in the normal course of business. Because these contracts expose the Company to aluminum market price fluctuations, the Company economically hedges this risk by entering into variable price swap contracts with various brokers, typically for terms not greater than one year.

These contracts are not designated as hedging instruments under SFAS No. 133; therefore, any gains or losses related to the change in fair value of these contracts are recorded in loss (gain) on derivative instruments and hedging activities in the consolidated statements of operations.

Interest rate swaps

The Company has floating-rate debt which is subject to variations in interest rates. On August 16, 2007, the Company entered into interest rate swap agreement to limit the Company’s exposure to floating interest rates for the periods from November 15, 2007 to November 15, 2011 with notional amounts of $500,000, which decline in increments over time beginning in May 2009 at a 4.98% fixed interest rate.

The interest rate swap agreements were not designated as hedging instruments under SFAS No. 133. Accordingly, any gains or losses resulting from changes in the fair value of the interest rate swap contracts were recorded in loss (gain) on derivative instruments and hedging activities in the consolidated statements of operations.

Natural gas swaps

Noranda purchases natural gas to meet its production requirements. These purchases expose Noranda to the risk of fluctuating natural gas prices. To offset changes in the Henry Hub Index Price of natural gas, Noranda enters into financial swaps, by purchasing the fixed forward price for the Henry Hub Index and simultaneously entering into an agreement to sell the actual Henry Hub Index Price.

At December 31, 2008, the Company entered into fixed-price swap contracts as an economic hedge for the following volumes of natural gas purchases:

	Average Price Per	Notional Amount
Year	Million BTU $	Million BTU’s

2009	9.29	5,995,784
2010	9.00	4,011,984
2011	9.31	2,019,000
2012	9.06	2,022,996

These contracts were not designated as hedges for accounting purposes. Accordingly, any gains or losses resulting from changes in the fair value of the gas swap contracts were recorded in loss (gain) on derivative instruments and hedging activities in the consolidated statements of operations.

NORANDA ALUMINUM HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table presents the fair values and carrying values of the Company’s derivative instruments outstanding:

	Successor
	December 31, 2007		December 31, 2008
	Carrying			Carrying
	Value	Fair Value	Value	Fair Value
	$	$	$	$

Aluminum swaps-fixed price	(33,000)	(33,000)	401,909	401,909
Aluminum swaps-variable price	(5,208)	(5,208)	(9,500)	(9,500)
Interest rate swaps	(11,704)	(11,704)	(21,472)	(21,472)
Natural gas swaps	—	—	(33,404)	(33,404)

Total	(49,912)	(49,912)	337,533	337,533

The December 31, 2008 variable priced aluminum swap balance is net of a $20,321 broker margin call asset.

The Company recorded losses (gains) for the change in the fair value of derivative instruments that do not qualify for hedge accounting treatment, as well as the ineffectiveness of derivatives that do qualify for hedge accounting treatment as follows:

			Derivatives Qualified
	Derivatives not Qualified as Hedges		as Hedges
	Amount Reclassified	Hedge	Change in
	From AOCI	Ineffectiveness	Fair value	Total
	$	$	$	$

Period from January 1, 2006 through August 15, 2006 (Pre-predecessor)	—	—	16,632	16,632
Period from August 16, 2006 through December 31, 2006 (Predecessor)	—	—	5,452	5,452
Period from January 1, 2007 through May 17, 2007 (Predecessor)	—	—	56,467	56,467
Period from May 18, 2007 through December 31, 2007 (Successor)	—	—	(12,497)	(12,497)
Year ended December 31, 2008 (Successor)	24,205	(13,365)	59,098	69,938

For the year ended December 31, 2008, the amount reclassified from AOCI includes $5,184 reclassified into earnings because it is probable that the original forecasted transactions will not occur.

Based on the aluminum price curves at December 31, 2008, the company expects to reclassify a gain of $93,625 from accumulated other comprehensive income into earnings during 2009.

19.	FAIR VALUE MEASUREMENTS

As discussed in Note 1, effective January 1, 2008, the Company adopted portions of SFAS No. 157, which establishes a framework for measuring fair value under U.S. GAAP and requires enhanced disclosures about assets and liabilities measured at fair value. SFAS No. 157 does not expand the application of fair value accounting to any new circumstances.

As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company incorporates assumptions that market participants would use in pricing the asset or liability, and utilizes market data to the maximum extent possible. In accordance with SFAS No. 157, fair value

NORANDA ALUMINUM HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

incorporates nonperformance risk (i.e., the risk that an obligation will not be fulfilled). In measuring fair value, the Company reflects the impact of its own credit risk on its liabilities, as well as any collateral. The Company also considers the credit standing of its counterparties in measuring the fair value of its assets.

The table below sets forth by level within the fair value hierarchy the company’s assets and liabilities that were measured at fair value on a recurring basis as of December 31, 2008.

	Level 1	Level 2	Level 3	Total Fair Value
	$	$	$	$

Cash equivalents	176,609	—	—	176,609
Derivative assets	—	401,909	—	401,909
Derivative liabilities	—	(64,376)	—	(64,376)

Total	176,609	337,533	—	514,142

SFAS No. 157 outlines three valuation techniques to measure fair value (i.e., the market approach, the income approach, and the cost approach). The Company determined that the income approach provides the best indication of fair value for its assets and liabilities given the nature of the Company’s financial instruments and the reliability of the inputs used in arriving at fair value.

Under SFAS No. 157, the inputs used in applying valuation techniques include assumptions that market participants would use in pricing the asset or liability (i.e., assumptions about risk). Inputs may be observable or unobservable. The Company uses observable inputs in its valuation techniques, and classifies those inputs in accordance with the fair value hierarchy set out in SFAS No. 157 which prioritizes those inputs.

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). More specifically, the three levels of the fair value hierarchy defined by SFAS No. 157 are as follows:

Level 1 inputs — Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has access as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Fair value measurements that may fall into Level 1 include exchange-traded derivatives or listed equities.

Level 2 inputs — Inputs other than quoted prices included in Level 1, which are either directly or indirectly observable as of the reporting date. A Level 2 input must be observable for substantially the full term of the asset or liability. Fair value measurements that may fall into Level 2 could include financial instruments with observable inputs such as interest rates or yield curves.

Level 3 inputs — Unobservable inputs that reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability. Fair value measurements that may be classified as Level 3 could, for example, be determined from a Company’s internally developed model that results in management’s best estimate of fair value. Fair value measurements that may fall into Level 3 could include certain structured derivatives or financial products that are specifically tailored to a customer’s needs.

Cash equivalents are comprised of money market funds that are invested entirely in U.S. Treasury securities. These instruments are valued based upon unadjusted quoted prices in active markets and are classified within Level 1.

Fair values of all derivative instruments within the scope of SFAS No. 157 are classified as Level 2. Those fair values are primarily measured using industry standard models that incorporate inputs including: quoted forward prices for commodities, interest rates, and current market prices for those assets and liabilities. Substantially all of the inputs are observable, as defined in SFAS No. 157, throughout the full term of the instrument.

NORANDA ALUMINUM HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As required by SFAS No. 157, financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the fair value of assets and liabilities and their placement within the fair value hierarchy.

20.	ASSET RETIREMENT OBLIGATIONS

The Company’s asset retirement obligations consist primarily of costs related to the disposal of certain spent pot liners associated with smelter facilities. The current portion of the liability of $2,463 and $2,193 is recorded in accrued liabilities at December 31, 2007 and 2008, respectively. The remaining non-current portion is included in other long-term liabilities.

The following is a reconciliation of the aggregate carrying amount of liabilities for the asset retirement obligations (“ARO”):

	Pre-Predecessor	Predecessor		Successor
	Period From	Period From	Period From	Period From
	January 1, 2006 to	August 16, 2006 to	January 1, 2007 to	May 18, 2007 to	Year Ended
	August 15, 2006	December 31, 2006	May 17, 2007	December 31, 2007	December 31, 2008
	$	$	$	$	$
Balance, beginning of year/period	8,562	8,679	8,781	8,793	8,802
Additional liabilities incurred	721	438	354	865	1,558
Liabilities settled	(988)	(570)	(537)	(1,213)	(2,161)
Accretion expense	384	234	195	357	596

Balance, end of year/period	8,679	8,781	8,793	8,802	8,795

The Company may have other ARO’s that may arise in the event of a facility closure. An ARO has not been recorded for these obligations due to the fact that the liability is not reasonably estimated, as the facility assets have indeterminate economic lives.

21.	COMMITMENTS AND CONTINGENCIES

Raw Materials Commitments

The Company receives alumina at cost plus freight from its Gramercy refinery joint venture (See Note 21). The alumina the Company receives from Gramercy is purchased under a take-or-pay contract, and the Company is obligated to take receipt of its share of Gramercy’s alumina production, even if such amounts are in excess of the Company’s requirements. During fourth quarter 2008, the cost of alumina purchased from Gramercy exceeded the cost of alumina available from other sources. The Company continues to evaluate options to reduce the purchase cost of alumina including evaluating with its joint venture partner the curtailment of Gramercy’s operation.

Labor commitments

We are a party to six collective bargaining agreements, including three at our joint ventures, which expire at various times. We entered into a five-year labor contract at New Madrid effective September 1, 2007, which provides for an approximately 3% increase per year in compensation. Two agreements with unions at St. Ann expired in 2007. We agreed to a new contract in December 2008, but negotiations continue at the Industrial Disputes Tribunal, Jamaica’s primary labor arbitrator. We experienced a brief work slowdown in April 2008 in connection with these negotiations. A work stoppage, although possible, is not anticipated. All other collective

NORANDA ALUMINUM HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

bargaining agreements expire within the next five years. A new collective bargaining agreement at our Newport rolling mill became effective June 1, 2008. The contract at our Salisbury plant expires in the fourth quarter of 2009.

Legal contingencies

The Company is a party to legal proceedings incidental to its business. In the opinion of management, the ultimate liability with respect to these actions will not materially affect the operating results or the financial position of the Company.

Guarantees

In connection with the disposal of a former subsidiary, American Racing Equipment of Kentucky, Inc, (“ARE”) the Company guaranteed certain outstanding leases for the automotive wheel facilities located in Rancho Dominguez, Mexico. The leases have various expiration dates that extend through December 2011. The remaining maximum future payments under these lease obligations as of December 31, 2007 totaled approximately $6,952. During March 2008, the Company was released from the guarantee obligation on one of the properties, resulting in a reduction of the remaining maximum future lease obligation. As of December 31, 2008 the remaining maximum future payments under these lease obligations totaled approximately $2,654. The Company has concluded that it is not probable that it will be required to make payments pursuant to these guarantees and has not recorded a liability for these guarantees. Further, ARE’s purchaser has indemnified the Company for all losses associated with the guarantees.

22.	INVESTMENTS IN AFFILIATES

The Company holds a 50% interest in a Gramercy, Louisiana refinery, Gramercy Alumina LLC. Pursuant to the agreements governing the joint ventures, the Company and its joint venture partner are required to begin negotiations concerning the future of the joint ventures after December 2010.

The Company also holds a 50% interest in St. Ann Bauxite Limited (“SABL”) a Jamaican limited liability company jointly owned with Century Aluminum Company (“Century”). St. Ann owns 49% of St. Ann Jamaica Bauxite Partnership (“SAJBP”), a partnership of which the Government of Jamaica (“GOJ”) owns 51%. As part of a concession, GOJ grants mining rights that give St. Ann the right to mine bauxite in Jamaica through 2030.

SABL manages the operations of the partnership, pays operating costs and is entitled to all of its bauxite production. SABL is responsible for reclamation of the land that it mines. SABL pays the GOJ according to a negotiated fiscal structure, which consists of the following elements: (i) a royalty based on the amount of bauxite shipped, (ii) an annual “asset usage fee” for the use of the GOJ’s 51% interest in the mining assets, (iii) customary income and other taxes and fees, (iv) a production levy, which currently has been waived, and (v) certain fees for lands owned by the GOJ that are mined by SAJBP. In calculating income tax on revenues related to sales to our Gramercy refinery, SABL uses a set market price, which is negotiated periodically between SABL and the GOJ. SABL is currently in the process of negotiating revisions to the fiscal structure with the GOJ, which may be effective retroactive to January 1, 2008.

The excess of the carrying values of the investments over the amounts of underlying equity in net assets totaled $124,453 at December 31, 2007 and $116,965 at December 31, 2008. This excess is being amortized

NORANDA ALUMINUM HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

on a straight-line basis over a 20 year period for each affiliate. Amortization expense included in equity in net income of investment affiliates is as follows:

$

Period from January 1, 2006 to August 15, 2006 (Pre-predecessor)	4,048
Period from August 16, 2006 to December 31, 2006 (Predecessor)	2,404
Period from January 1, 2007 to May 17, 2007 (Predecessor)	2,445
Period from May 18, 2007 to December 31, 2007 (Successor)	4,680
Year ended December 31, 2008 (Successor)	7,488

Summarized financial information for the joint ventures (as recorded in their respective financial statements, at full value, excluding the amortization of the excess carrying values of the Company’s investments over the underlying equity in net assets of the affiliates), is as follows:

Summarized balance sheet information is as follows:

	Successor
	December 31, 2007	December 31, 2008
	$	$

Current assets	151,133	173,661
Non-current assets	92,073	110,933

Total assets	243,206	284,594

Current liabilities	78,007	89,736
Non-current liabilities	16,441	17,558

Total liabilities	94,448	107,294

Equity	148,758	177,300

Total liabilities and equity	243,206	284,594

Summarized income statement information is as follows:

	Pre-Predecessor	Predecessor		Successor
	Period From	Period From	Period From	Period From
	January 1, 2006 to	August 16, 2006 to	January 1, 2007 to	May 18, 2007 to	Year Ended
	August 15, 2006	December 31, 2006	May 17, 2007	December 31, 2007	December 31, 2008
	$	$	$	$	$
Net sales(1)	287,465	173,326	181,854	303,496	539,375
Gross profit	31,609	12,120	16,435	27,157	25,258
Net income	25,240	11,968	13,960	24,109	30,380

(1)	Net sales include sales to related parties, which include alumina sales to the Company and its joint venture partner, and bauxite sales to Gramercy:

NORANDA ALUMINUM HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Pre-Predecessor	Predecessor		Successor
	Period From	Period From	Period From	Period From
	January 1, 2006 to	August 16, 2006 to	January 1, 2007 to	May 18, 2007 to	Year Ended
	August 15, 2006	December 31, 2006	May 17, 2007	December 31, 2007	December 31, 2008
	$	$	$	$	$
Company and joint venture partner	238,366	144,898	122,242	269,017	441,222
Third-party sales	49,099	28,428	59,612	34,479	98,153

	287,465	173,326	181,854	303,496	539,375

In February 2007, St. Ann received a transfer of income tax credits from its previous owner, Kaiser Aluminum (“Kaiser”), in settlement of a dispute regarding the existence of a postretirement healthcare plan. St. Ann valued these transferred tax credits at zero because of uncertainty related to the Jamaican taxing authorities approving the transfer as well as the timing and amount of the income tax credits. As part of allocating fair value within St. Ann for the purchase price allocation from the Apollo Acquisition in May 2007, the Company valued the tax uncertainty associated with the income tax credits received from Kaiser at zero. In June 2008, St. Ann, reached agreement with the Department of Revenue in Jamaica regarding the timing and amount of the income tax credits. The agreement resolved the tax uncertainty and resulted in a $5,280 reduction of St. Ann’s tax provision and increase to its net income. The Company recorded a $2,640 adjustment to increase equity in net income of investments in affiliates. The Company considered this adjustment to be the settlement of a tax uncertainty existing at the date of the Apollo acquisition. However applicable, U.S. GAAP provides this amount to be included in equity in net income of investment in affiliates, because there were no equity method intangible assets (including goodwill).

23.	BUSINESS SEGMENT INFORMATION

Management at the Company has chosen to organize segments based upon differences in products and services. The Company is comprised of two operating segments, Upstream and Downstream. The upstream business produces value-added aluminum products in the form of billet, used mainly for building construction, architectural and transportation applications, rod, used mainly for electrical applications and steel deoxidation, value-added sow, used mainly for aerospace, and foundry, used mainly for transportation. In addition to these value-added products, the Company produces commodity grade sow, the majority of which is used in our rolling mills. The downstream business has rolling mill facilities whose major foil products are finstock, used mainly for the air conditioning, ventilation and heating industry, referred to as HVAC finstock, and container stock, used mainly for food packaging, pie pans and convenience food containers.

On August 3, 2009, the Company entered into an agreement with Century Aluminum Company (together with its subsidiaries, (“Century”) whereby the Company would become the sole owner of both Gramercy and St. Ann. The transaction closed on August 31, 2009 (the “Joint Venture Transaction”). In connection with the Joint Venture Transaction, the Company re-evaluated its segment structure and determined it was appropriate to exclude corporate expenses from its reportable segments. As such, corporate expenses are unallocated. The following segment disclosures have been adjusted to reflect this new structure.

The Company manages and operates the business segments based on the markets they serve and the products and services provided to those markets. The Company evaluates performance and allocates resources based on profit from operations before income taxes. The accounting policies of the segments are the same as those described in Note 1, “Accounting Policies.”

Major Customer Information

For the years ended December 31, 2007 and 2008, there were no major customers from whom at least 5% of consolidated revenue was derived. No single customer accounted for more than 8% of upstream net sales and 10% of downstream net sales for the last three years. In addition for the periods within the years

NORANDA ALUMINUM HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

ended December 31, 2006, 2007 and 2008, there was no dependence of a segment on a customer or a few customers which if lost would have a material adverse effect on the segment.

Geographic Region Information

Substantially all of the Company’s sales are within the United States. All long-lived assets are located in the United States.

Summary of Business by Segment

The following is our operating segment information for the periods from January 1, 2006 to August 15, 2006, from August 16, 2006 to December 31, 2006, from January 1, 2007 to May 17, 2007 and from May 18, 2007 to December 31, 2007 and for the year ended December 31, 2008 which also includes segment asset balances.

	For the Period from January 1, 2006 to August 15, 2006
	Upstream	Downstream	Corporate	Eliminations	Consolidated
	$	$	$	$	$

Sales:
External customers	400,316	415,726	—	—	816,042
Intersegment	44,421	—	—	(44,421)	—

	444,737	415,726	—	(44,421)	816,042

Costs and Expenses:
Cost of sales	305,974	398,976	—	(44,421)	660,529
Selling, general and administrative expenses	9,054	6,631	8,248	—	23,933
Other	—	(56)	—	—	(56)

	315,028	405,551	8,248	(44,421)	684,406

Operating income (loss)	129,709	10,175	(8,248)	—	131,636

Interest expense, net					12,672
(Gain) loss on hedging activities, net					16,632
Equity in net (income) loss of investments in affiliates					(8,337)
Other, net					45

Income before income taxes					110,624

Depreciation and amortization	16,443	7,633	183	—	24,259
Capital expenditures	13,706	6,793	39	—	20,538

NORANDA ALUMINUM HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Period from August 16, 2006 to December 31, 2006
	Upstream	Downstream	Corporate	Eliminations	Consolidated
	$	$	$	$	$

Sales:
External customers	243,563	253,118	—	—	496,681
Intersegment	25,660	—	—	(25,660)	—

	269,223	253,118	—	(25,660)	496,681

Costs and Expenses:
Cost of sales	194,100	240,528	—	(25,660)	408,968
Selling, general and administrative expenses	5,952	4,603	3,474	—	14,029
Other	—	(557)	—	—	(557)

	200,052	244,574	3,474	(25,660)	422,440

Operating income (loss)	69,171	8,544	(3,474)	—	74,241

Interest expense, net					6,327
(Gain) loss on hedging activities, net					5,452
Equity in net (income) loss of investments in affiliates					(3,189)
Other, net					42

Income before income taxes					65,609

Depreciation and amortization	24,923	7,915	76	—	32,914
Capital expenditures	15,692	5,097	245	—	21,034

	For the Period from January 1, 2007 to May 17, 2007
	Upstream	Downstream	Corporate	Eliminations	Consolidated
	$	$	$	$	$

Sales:
External customers	275,157	252,509	—	—	527,666
Intersegment	16,932	—	—	(16,932)	—

	292,089	252,509	—	(16,932)	527,666

Costs and Expenses:
Cost of sales	203,510	237,927	—	(16,932)	424,505
Selling, general and administrative expenses	3,073	6,468	7,312	—	16,853
Other	—	(37)	—	—	(37)

	206,583	244,358	7,312	(16,932)	441,321

Operating income (loss)	85,506	8,151	(7,312)	—	86,345

Interest expense, net					6,235
(Gain) loss on hedging activities, net					56,467
Equity in net (income) loss of investments in affiliates					(4,269)

Income before income taxes					27,912

Depreciation and amortization	21,407	8,111	119	—	29,637
Capital expenditures	3,330	2,383	55	—	5,768

NORANDA ALUMINUM HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Period from May 18, 2007 to December 31, 2007
	Upstream	Downstream	Corporate	Eliminations	Consolidated
	$	$	$	$	$

Sales:
External customers	423,742	443,648	—	—	867,390
Intersegment	21,468	—	—	(21,468)	—

	445,210	443,648	—	(21,468)	867,390

Costs and Expenses:
Cost of sales	356,783	432,695	—	(21,468)	768,010
Selling, general and administrative expenses	12,558	6,558	20,043	—	39,159
Other	—	(454)	—	—	(454)

	369,341	438,799	20,043	(21,468)	806,715

Operating income (loss)	75,869	4,849	(20,043)	—	60,675

Interest expense, net					67,243
(Gain) loss on hedging activities, net					(12,497)
Equity in net (income) loss of investments in affiliates					(7,375)

Income before income taxes					13,304

Depreciation and amortization	52,548	17,021	140	—	69,709
Capital expenditures	31,517	4,564	91	—	36,172

	Year Ended December 31, 2008
	Upstream	Downstream	Corporate	Eliminations	Consolidated
	$	$	$	$	$

Sales:
External customers	660,754	605,673	—	—	1,266,427
Intersegment	97,831	—	—	(97,831)	—

	758,585	605,673		(97,831)	1,266,427

Costs and Expenses:
Cost of sales	623,021	597,486	—	(97,831)	1,122,676
Selling, general and administrative expenses	26,183	16,680	30,968	—	73,831
Goodwill and other intangible asset impairment	—	25,500	—	—	25,500

	649,204	639,666	30,968	(97,831)	1,222,007

Operating income (loss)	109,381	(33,993)	(30,968)	—	44,420

Interest expense, net					89,154
(Gain) loss on hedging activities, net					69,938
Equity in net (income) loss of investments in affiliates					(7,702)

Income before income taxes					(106,970)

Depreciation and amortization	72,009	25,997	294	—	98,300
Capital expenditures	42,157	8,787	709	—	51,653

NORANDA ALUMINUM HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Successor
	December 31, 2007	December 31, 2008
	$	$

Segment assets:
Upstream	876,883	786,839
Downstream	604,531	505,086
Corporate	179,858	646,825
Eliminations	(10,728)	(2,579)

Total assets	1,650,544	1,936,171

NORANDA ALUMINUM HOLDING CORPORATION

Consolidated Balance Sheets
(in thousands, except share and per share amounts)
(unaudited)

	December 31, 2008	September 30, 2009
	$	$

ASSETS
Current assets:
Cash and cash equivalents	184,716	256,516
Accounts receivable, net	74,472	101,846
Inventories	139,019	176,503
Derivative assets, net	81,717	70,481
Taxes receivable	13,125	2,935
Other current assets	3,367	17,035

Total current assets	496,416	625,316

Investments in affiliates	205,657	—
Property, plant and equipment, net	599,623	759,962
Goodwill	242,776	202,576
Other intangible assets, net	66,367	82,780
Long-term derivative assets, net	255,816	115,932
Other assets	69,516	88,552

Total assets	1,936,171	1,875,118

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable:
Trade	34,816	62,147
Affiliates	34,250	—
Accrued liabilities	32,740	61,586
Accrued interest	2,021	246
Deferred tax liabilities	24,277	27,742
Current portion of long-term debt	32,300	—

Total current liabilities	160,404	151,721

Long-term debt	1,314,308	1,020,985
Pension and OPEB liabilities	120,859	140,581
Other long-term liabilities	39,582	62,135
Deferred tax liabilities	262,383	341,667
Unallocated purchase price	—	127,259
Common stock subject to redemption (100,000 shares at December 31, 2008)	2,000	—
Shareholders’ equity:
Common stock (100,000,000 shares authorized; $0.01 par value; 21,746,548 and 21,766,789 shares issued and outstanding at December 31, 2008 and September 30, 2009, respectively; including 100,000 shares subject to redemption at December 31, 2008)	217	218
Capital in excess of par value	14,383	17,444
Accumulated deficit	(176,280)	(139,799)
Accumulated other comprehensive income	198,315	149,060

Total Noranda shareholders’ equity	36,635	26,923
Noncontrolling interest	—	3,847

Total shareholders’ equity	36,635	30,770

Total liabilities and shareholders’ equity	1,936,171	1,875,118

See accompanying notes to unaudited condensed consolidated financial statements

NORANDA ALUMINUM HOLDING CORPORATION

Consolidated Statements of Operations
(in thousands, except per share amounts)
(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2009	2008	2009
	$	$	$	$

Sales	357,410	218,559	1,004,906	540,553

Operating costs and expenses:
Cost of sales	312,906	218,468	846,823	566,532
Selling, general and administrative expenses	12,414	18,739	49,100	51,682
Goodwill and other intangible asset impairment	—	—	—	43,000
Excess insurance proceeds	—	(14,282)	—	(43,467)

	325,320	222,925	895,923	617,747

Operating income (loss)	32,090	(4,366)	108,983	(77,194)

Other (income) expenses:
Interest expense, net	19,816	12,577	65,043	42,551
(Gain) loss on hedging activities, net	45,496	(5,747)	50,497	(104,073)
Equity in net (income) loss of investments in affiliates	1,652	860	(3,862)	78,961
(Gain) loss on debt repurchase	—	(28,574)	1,202	(193,224)

Total other (income) expenses	66,964	(20,884)	112,880	(175,785)

Income (loss) before income taxes	(34,874)	16,518	(3,897)	98,591
Income tax (benefit) expense	(12,445)	12,190	(2,153)	62,110

Net income (loss) for the period	(22,429)	4,328	(1,744)	36,481

Net income (loss) per share
Basic	$(1.03)	$0.20	$(0.08)	$1.68
Diluted	$(1.03)	$0.20	$(0.08)	$1.68

Weighted-average shares outstanding
Basic	21,750	21,801	21,711	21,765
Diluted	21,750	21,801	21,711	21,765

Cash dividends declared per common share	$—	$—	$4.70	$—

See accompanying notes to unaudited condensed consolidated financial statements

NORANDA ALUMINUM HOLDING CORPORATION

Consolidated Statements of Shareholders’ Equity (Deficiency)
(in thousands)
(unaudited)

				Accumulated
		Capital in		Other	Non-
	Common	Excess	Accumulated	Comprehensive	Controlling
	Stock	of Par Value	Deficit	Income (Loss)	Interest	Total
	$	$	$	$		$

Balance, December 31, 2007	216	11,767	—	(12,059)	—	(76)

For the year ended December 31, 2008:
Net loss	—	—	(74,057)	—	—	(74,057)
Pension adjustment, net of tax benefit of $31,842	—	—	—	(53,408)	—	(53,408)
Net unrealized gains (losses) on cash flow hedges:
Unrealized gains, net of taxes of $159,082	—	—	—	279,201	—	279,201
Reclassification amounts realized in net income, net of tax benefit of $8,786	—	—	—	(15,419)	—	(15,419)

Total comprehensive income	—	—	—	—	—	136,317
Distribution to shareholders	—	—	(102,223)	—	—	(102,223)
Issuance of shares	1	285	—	—	—	286
Repurchase of shares	—	(45)	—	—	—	(45)
Stock compensation expense	—	2,376	—	—	—	2,376

Balance, December 31, 2008	217	14,383	(176,280)	198,315	—	36,635

Net income	—	—	36,481	—	—	36,481
Pension adjustment, net of tax benefit of $132	—	—	—	(859)	—	(859)
Net unrealized gains (losses) on cash flow hedges:
Unrealized gains, net of taxes of $26,767	—	—	—	46,970	—	46,970
Reclassification of amounts realized in net income, net of tax benefit of $54,394	—	—	—	(95,366)	—	(95,366)

Total comprehensive loss	—	—	—	—	—	(12,774)
Issuance of shares	—	41	—	—	—	41
Reclassification of redeemable stock upon expiration of redemption feature	1	1,999	—	—	—	2,000
Repurchase of shares	—	(90)	—	—	—	(90)
Stock compensation expense	—	1,111	—	—	—	1,111
Noncontrolling interest	—	—	—	—	3,847	3,847

Balance, September 30, 2009	218	17,444	(139,799)	149,060	3,847	30,770

See accompanying notes to unaudited condensed consolidated financial statements

NORANDA ALUMINUM HOLDING CORPORATION

Consolidated Statements of Cash Flows
(in thousands)
(unaudited)

	Nine Months Ended
	September 30,
	2008	2009
	$	$

OPERATING ACTIVITIES
Net income (loss)	(1,744)	36,481
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	74,049	66,317
Non-cash interest expense	3,817	25,086
Loss on disposal of property, plant and equipment	2,404	7,260
Insurance proceeds applied to capital expenditures	—	(11,495)
Goodwill and other intangible asset impairment	—	43,000
(Gain) loss on hedging activities, net of cash settlements	36,416	(63,100)
Settlements from hedge terminations, net	—	119,722
(Gain) loss on debt repurchase	1,202	(193,224)
Equity in net (income) loss of investments in affiliates	(3,862)	78,961
Deferred income taxes	(9,826)	78,691
Stock compensation expense	1,507	1,111
Changes in other assets	4,034	(8,380)
Changes in pension and other long-term liabilities	(9,564)	31,966
Changes in operating assets and liabilities:
Accounts receivable, net	(26,432)	(7,066)
Inventories	17,887	20,614
Taxes receivable	(22,516)	(1,050)
Other current assets	(4,628)	18,679
Accounts payable	41,959	13,712
Accrued liabilities	(3,662)	(25,069)
Accrued interest	10,644	(1,775)

Cash provided by operating activities	111,685	230,441

INVESTING ACTIVITIES
Capital expenditures	(37,464)	(32,211)
Proceeds from insurance related to capital expenditures	—	11,495
Proceeds from sale of property, plant and equipment	484	7
Cash acquired in business combination	—	11,136

Cash used in investing activities	(36,980)	(9,573)

FINANCING ACTIVITIES
Proceeds from issuance of shares	2,225	41
Distribution to shareholders	(102,223)	—
Repurchase of shares	—	(90)
Borrowings on revolving credit facility	250,500	13,000
Repayments on revolving credit facility	(25,500)	(14,500)
Repayment of long-term debt	(30,300)	(24,500)
Repurchase of debt	—	(123,019)

Cash provided by (used in) financing activities	94,702	(149,068)

Change in cash and cash equivalents	169,407	71,800
Cash and cash equivalents, beginning of period	75,630	184,716

Cash and cash equivalents, end of period	245,037	256,516

See accompanying notes to unaudited condensed consolidated financial statements

NORANDA ALUMINUM HOLDING CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements

1.	ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements represent the consolidation of Noranda Aluminum Holding Corporation and all companies that we directly or indirectly control (“Noranda,” “the Company,” “we,” “us,” and “our”). “HoldCo” refers only to Noranda Aluminum Holding Corporation, excluding its subsidiaries.

We are a vertically integrated producer of value-added primary aluminum products and high quality rolled aluminum coils. Our principal operations include an aluminum smelter in New Madrid, Missouri (“New Madrid”) and four rolling mills in the southeastern United States. New Madrid is supported by our alumina refinery in Gramercy, Louisiana (Noranda Alumina, LLC, or “Gramercy”) and a bauxite mining operation in St. Ann, Jamaica (St. Ann Bauxite Limited, or “St. Ann”). As discussed further in Note 23, we report our activities in two segments. Our primary aluminum business (the “upstream business” or “upstream”) comprises New Madrid, Gramercy and St. Ann. Our downstream comprises our four rolling mills, which are located in Huntingdon, Tennessee, Salisbury, North Carolina and Newport, Arkansas.

On May 18, 2007, Noranda Aluminum Acquisition Corporation (“AcquisitionCo”), a wholly-owned subsidiary of HoldCo, purchased all of the outstanding shares of Noranda Intermediate Holding Corporation (“Noranda Intermediate”) from Xstrata plc (together with its subsidiaries, “Xstrata”), and Xstrata (Schweiz) A.G., a direct wholly owned subsidiary of Xstrata (the “Apollo Acquisition”). Noranda Intermediate and its subsidiaries constituted the Noranda aluminum business of Xstrata. HoldCo and AcquisitionCo were formed by affiliates of Apollo Management, L.P. (collectively, “Apollo”) and had no assets or operations prior to the Apollo Acquisition.

All intercompany transactions and accounts have been eliminated in consolidation.

Our accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. The consolidated financial statements, including these notes, are unaudited and exclude some of the disclosures required in annual financial statements. Consolidated balance sheet data as of December 31, 2008 was derived from audited financial statements. In management’s opinion, the consolidated financial statements include all adjustments (including normal recurring accruals) that are considered necessary for the fair presentation of our financial position and operating results.

The operating results presented for interim periods are not necessarily indicative of the results that may be expected for any other interim period or for the entire year. These financial statements should be read in conjunction with our 2008 annual financial statements included in our Form 10-K, filed with the U.S. Securities and Exchange Commission (“SEC”) on February 25, 2009.

Subsequent events have been evaluated through November 13, 2009, the date these financial statements were issued.

Reclassifications

Certain reclassifications were made to financial statements issued in the prior year. We incurred a $1.2 million loss on debt repayments, which was previously classified in interest expense for the nine months ended September 30, 2008. The reclassification to (gain) loss on debt repurchases is reflected on the consolidated statements of operations as well as the consolidated statements of cash flows.

In connection with the Joint Venture Transaction (defined and discussed in Note 2 below), we re-evaluated our segment structure and determined it was appropriate to exclude corporate expenses from our

NORANDA ALUMINUM HOLDING CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

upstream reportable segment. Corporate expenses will be unallocated. Current year and prior year reported segment results have been adjusted to reflect the new structure.

Foreign currency translation

The primary economic currency of our Jamaican bauxite mining operation is the U.S. dollar. Certain transactions, however, such as salary and wages and local vendor payments, are made in currencies other than the U.S. dollar. These transactions are recorded at the rates of exchange prevailing on the dates of the transactions.

Exchange differences arising on the settlement of monetary items and on the retranslation of monetary items are immaterial and are included in selling, general and administrative expenses on the statement of operations. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

2.	JOINT VENTURE TRANSACTION

On August 3, 2009, we entered into an agreement with Century Aluminum Company (together with its subsidiaries, (“Century”) whereby we would become the sole owner of both Gramercy and St. Ann. The transaction closed on August 31, 2009 (the “Joint Venture Transaction”). In the transaction, Noranda and Gramercy released Century from certain obligations. These obligations included (i) approximately $23.0 million Century owed Gramercy for pre-transaction alumina purchases, and (ii) Century’s guarantee to fund future payments of environmental and asset retirement obligations.

We believe achieving 100% ownership of the Gramercy alumina refinery and the St. Ann bauxite mining operation provides an opportunity for value creation and continues to ensure a secure supply of alumina to our New Madrid smelter.

We adopted FASB ASC Topic 805, Business Combinations (“ASC Topic 805”) on January 1, 2009 and therefore applied its provisions to our accounting for the Joint Venture Transaction. Our circumstances involved two significant areas where ASC Topic 805 changed previous accounting guidance for business combinations.

•	The Joint Venture Transaction was a business combination achieved in stages, since we owned 50% of both Gramercy and St. Ann prior to August 31, 2009.

•	Under ASC Topic 805, if an acquirer owns a noncontrolling equity investment in the acquiree immediately before obtaining control, the acquirer should re-measure that investment to fair value as of the acquisition date and recognize any remeasurement gains or losses in earnings.

•	The preliminary acquisition-date fair value of our previous equity interests is $142.4 million, which exceeds the acquisition-date carrying value of $125.9 million. We have recorded the difference of $16.5 million, net of tax of $4.0 million, as unallocated purchase price in long-term liabilities. Pending the finalization of the valuation, we may record a gain for any remaining difference.

•	The Joint Venture Transaction may be a bargain purchase. We assumed the remaining portion of Gramercy and St. Ann in exchange for releasing Century from certain obligations which included (i) approximately $23.0 million Century owed Gramercy for pre-transaction alumina purchases, and (ii) Century’s guarantee to fund future payments of environmental and asset retirement obligations. To the extent permitted by U.S. GAAP, we are assigning a fair value to the liabilities related to the guarantee from which we released Century. We are in the process of reassessing the recognition and measurement of identifiable assets acquired and liabilities assumed. Based on the preliminary fair values assigned to the assets of acquired and liabilities assumed, we have recorded the unallocated purchase price of $114.8 million in long-term liabilities. Pending the conclusion of that reassessment

NORANDA ALUMINUM HOLDING CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

process, we may record a gain on the Joint Venture Transaction resulting from any remaining unallocated purchase price after the reassessment process is completed and the valuations are finalized.

The calculation of our unallocated purchase price is summarized below (in thousands):

	August 31, 2009
	$

Transaction date preliminary fair value of our previous 50% equity interest:
Transaction date carrying value of our 50% equity interest	125,909
Unallocated purchase price related to revaluing our previous 50% equity interest	16,491	142,400

Noncontrolling interest in SAJBP (see Note 19)		3,847

		146,247
Preliminary fair value of assets acquired and liabilities assumed:
Cash and cash equivalents	11,136
Accounts receivable	61,298
Inventories	63,902
Property, plant and equipment	198,805
Other intangible assets	22,120
Other assets	25,883
Deferred tax liabilities	(38,969)
Accounts payable and accrued liabilities and other long-term liabilities	(58,507)
Environmental, land and reclamation liabilities	(24,642)	261,026

Unallocated purchase price from acquired interests		114,779

Our estimates and assumptions are subject to change, depending on the final identification and evaluation of the fair value of the tangible and intangible assets acquired and liabilities assumed as of the closing date of the transaction. The balance sheet caption “unallocated purchase price” comprises the following components at September 30, 2009 (in thousands):

	$

Unallocated purchase price from acquired interests		114,779
Unallocated purchase price related to revaluing our previous 50% equity interest:
Unallocated purchase price	16,491
Tax effect	(4,011)	12,480

Total unallocated purchase price, net of taxes		127,259

We are utilizing a third party valuation firm to assist us in determining the preliminary fair values of the assets acquired and liabilities assumed in the Joint Venture Transaction. See Note 22 for further discussion of significant assumptions used so far in measuring these fair values.

Prior to the Joint Venture Transaction, our 50% investment interests in the joint ventures were accounted for by the equity method (see Note 21). The results of operations related to Gramercy and St. Ann are included in our consolidated financial statements from the closing date of the transaction and are recorded in our upstream business. The amount of revenue and earnings of Gramercy and St. Ann included in our

NORANDA ALUMINUM HOLDING CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

consolidated statement of operations from the transaction date to September 30, 2009, is summarized below (in thousands):

Three and Nine Months
Ended
September 30,
2009
$

Sales	19,545
Operating income (loss)	(3,364)
Net income (loss)	(1,176)

The following table presents the unaudited pro forma condensed statement of operations data for the three and nine months ended September 30, 2008 and September 30, 2009 and reflects the results of operations as if the Joint Venture Transaction had been effective January 1, 2008. These amounts have been calculated by adjusting the results of Gramercy and St. Ann to reflect the additional inventory cost, depreciation and amortization that would have been charged assuming the fair value adjustments to inventory, property, plant and equipment and intangible assets had been applied on January 1, 2008, together with the consequential tax effects. The unaudited pro forma financial information is not intended to represent the consolidated results of operations we would have reported if the acquisition had been completed at January 1, 2008, nor is it necessarily indicative of future results.

Pro forma condensed statement of operations is presented below (in thousands):

	Pro Forma		Pro Forma
	Three Months		Nine Months
	Ended Sept. 30,		Ended Sept. 30,
	2008	2009	2008	2009
	$	$	$	$

Sales	444,624	277,966	1,271,024	677,640
Operating income (loss)	30,127	(18,651)	120,869	(102,439)
Net income (loss)	(24,411)	(1,154)	1,925	57,324

3.	NEW MADRID POWER OUTAGE

During the week of January 26, 2009, power supply to our New Madrid smelter, which supplies all of the upstream business’ aluminum production, was interrupted several times because of a severe ice storm in Southeastern Missouri. As a result of the damage caused by the outage, we lost approximately 75% of the smelter capacity. The smelter has returned to operating above 65% of capacity as of September 30, 2009.

Management believes the smelter outage has had minimal impact on our value-added shipments of rod and billet. We have been able to continue to supply our value-added customers because the re-melt capability within the New Madrid facility allowed us to make external metal purchases and then utilize our value-added processing capacity. The downstream business has traditionally purchased metal from New Madrid as well as from external sources of supply and increased its purchases from external suppliers to replace the metal New Madrid was not able to supply.

We reached a $67.5 million settlement with our insurance carriers, all of which has been received as of September 30, 2009. Insurance proceeds funded $11.5 million of capital expenditures during the nine months ended September 30, 2009.

NORANDA ALUMINUM HOLDING CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

The following table shows the insurance activity as presented in our financial statements (in thousands):

	Three Months Ended			Nine Months Ended
	September 30, 2009			September 30, 2009
	Expenses	Related	Net	Expenses	Related	Net
	Incurred	Proceeds	Impact	Incurred	Proceeds	Impact
	$	$	$	$	$	$

Cost of sales	3,697	(3,697)	—	17,464	(17,464)	—
Selling, general and administrative expenses	396	(396)	—	6,569	(6,569)	—
Excess insurance proceeds	—	(14,282)	(14,282)	—	(43,467)	(43,467)

Total	4,093	(18,375)	(14,282)	24,033	(67,500)	(43,467)

Insurance cash receipts through September 30, 2009					(67,500)

In recording costs and losses associated with the power outage, we followed applicable U.S. GAAP to determine asset write-downs, changes in estimated useful lives, and accruals for out-of-pocket costs. To the extent the realization of the claims for costs and losses were considered probable at any interim balance sheet date, we recorded expected proceeds only to the extent that costs and losses were reflected in the financial statements in accordance with applicable U.S. GAAP. For claim amounts resulting in gains or in excess of costs and losses that have been reflected in the financial statements, we recorded such amounts only when those portions of the claims, including all contingencies, were settled.

The line item titled “Excess insurance proceeds” reflects the residual insurance recovery after applying total proceeds recognized against the losses incurred through September 30, 2009. This amount is not intended to represent a gain on the insurance claim, but only a timing difference between proceeds and claim-related costs incurred. We will continue to incur costs into the future related to bringing the production back to full capacity and may incur costs that exceed the total insurance settlement.

4.	RESTRUCTURING

In December 2008, we announced a Company-wide workforce and business process restructuring that reduced our operating costs, conserved liquidity and improved operating efficiencies.

The workforce restructuring plan involved a total staff reduction of approximately 338 employees and contract workers. The reduction in the employee workforce included 2 affected corporate employees, and 240 affected employees in our upstream business. These reductions were substantially completed during fourth quarter 2008. The reductions at the downstream facilities included 96 affected employees and were substantially completed during fourth quarter 2008.

NORANDA ALUMINUM HOLDING CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

The following table summarizes the impact of the restructuring (in thousands):

		One Time Involuntary	Total Restructuring
	Window Benefits(a)	Termination Benefits(b)	Charge
	$	$	$

Restructuring expense:
Corporate	—	386	386
Upstream	1,770	4,197	5,967
Downstream	—	2,792	2,792

Total	1,770	7,375	9,145
Benefits paid in 2008	—	(532)	(532)

Balance at December 31, 2008	1,770	6,843	8,613
Benefits paid in 2009 — Corporate	—	(314)	(314)
Benefits paid in 2009 — Upstream	(113)	(3,412)	(3,525)
Benefits paid in 2009 — Downstream	—	(2,360)	(2,360)

Balance at September 30, 2009	1,657	757	2,414

(a)	Window benefits were recorded in pension liabilities on the consolidated balance sheets. Benefits paid represent estimated expenses. The actual balance will be determined actuarially at the pension remeasurement date.
(b)	One-time involuntary termination benefits were recorded in accrued liabilities on the consolidated balance sheets.

5.	SUPPLEMENTAL FINANCIAL STATEMENT DATA

Statements of operations (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2009	2008	2009
	$	$	$	$

Interest expense	19,986	12,627	66,736	42,687
Interest income	(170)	(50)	(1,693)	(136)

Interest expense, net	19,816	12,577	65,043	42,551

Statements of cash flows (in thousands):

	Nine Months Ended
	September 30,
	2008	2009
	$	$

Cash paid for interest	52,102	13,700
Cash (refunded) paid for income taxes	29,768	(8,999)

NORANDA ALUMINUM HOLDING CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

6.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following (in thousands):

	December 31, 2008	September 30, 2009
	$	$

Cash	8,107	33,166
Money market funds	176,609	173,350
Short-term treasury bills	—	50,000

Total cash and cash equivalents	184,716	256,516

Cash and cash equivalents include all cash balances and highly liquid investments with a maturity of three months or less at the date of purchase. During 2008, FDIC limits increased and at December 31, 2008 and September 30, 2009, all cash balances, excluding the money market funds and the short-term treasury bills, were fully insured by the FDIC. All of our money market funds are invested entirely in U.S. treasury securities, which we believe do not expose us to significant credit risk. We consider our investments in money market funds and short-term treasury bills to be available for use in our operations. We report money market funds and short-term treasury bills at fair value.

7.	INVENTORIES

We use the last-in-first-out (“LIFO”) method of valuing raw materials, work-in-process and finished goods inventories at our New Madrid smelter and our rolling mills. Inventories at Gramercy and St. Ann are valued at weighted average cost. The components of our inventories are (in thousands):

	December 31, 2008	September 30, 2009
	$	$

Raw materials, at cost	55,311	51,635
Work-in-process, at cost	37,945	48,915
Finished goods, at cost	28,716	26,133

Total inventory, at cost	121,972	126,683
LIFO adjustment(1)	40,379	26,073
Lower of cost or market (“LCM”) reserve	(51,319)	(15,919)

Inventory, at lower of cost or market	111,032	136,837
Supplies	27,987	39,666

Total inventories	139,019	176,503

(1)	Inventories at Gramercy and St. Ann are stated at weighted average cost and are not subject to the LIFO adjustment. Gramercy and St. Ann inventories comprise 0.0% and 30.7% of total inventories (at cost) at December 31, 2008 and September 30, 2009, respectively.

Work-in-process and finished goods inventories consist of the cost of materials, labor and production overhead costs. Supplies inventory consists primarily of maintenance supplies expected to be used within the next twelve months. In connection with the Joint Venture Transaction, we recorded $15.9 million of maintenance supplies inventory.

During third quarter 2009, due to changes in estimates regarding the usage rates of certain maintenance supplies, we reclassified $5.8 million of maintenance supplies to a non-current supplies account. Non-current maintenance supplies are included in other assets in the accompanying consolidated balance sheets.

NORANDA ALUMINUM HOLDING CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

An actual valuation of inventories valued under the LIFO method is made at the end of each year based on inventory levels and costs at that time. Quarterly inventory determinations under LIFO are based on assumptions about projected inventory levels at the end of the year. During the nine months ended September 30, 2009, we recorded a LIFO loss of $12.6 million due to a decrement in inventory quantities because management does not expect to rebuild the decrement in 2009.

8.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost. Depreciation is based on the estimated useful lives of the assets computed principally by the straight-line method for financial reporting purposes.

Property, plant and equipment, net consists of the following (in thousands):

	Estimated Useful	December 31,	September 30,
	Lives	2008	2009
	(in Years)	$	$

Land and improvements	3	11,921	52,985
Buildings and improvements	10 - 47	87,155	101,434
Machinery and equipment	3 - 50	632,834	783,595
Construction in progress	—	22,495	30,540

		754,405	968,554
Accumulated depreciation		(154,782)	(208,592)

Total property, plant and equipment, net		599,623	759,962

Cost of sales includes depreciation expense of the following amount in each period (in thousands):

Quarter-to-Date	$

Three months ended September 30, 2008	23,774
Three months ended September 30, 2009	19,537

Year-to-Date	$

Nine months ended September 30, 2008	71,225
Nine months ended September 30, 2009	63,410

Depreciation expense for 2009 in the tables above excludes insurance recoveries related to the power outage discussed in Note 3.

In connection with the power outage at New Madrid, we wrote off assets with net book values of $0.3 million and $2.1 million for the three and nine months ended September 30, 2009, respectively. In addition, due to damage from the power outage, the lives of certain remaining assets were reduced by approximately one year during first quarter 2009, resulting in $0.7 million and $3.4 million of increased depreciation expense for the respective three and nine month periods ended September 30, 2009. Finally, in connection with the power outage we also continued to depreciate idle pots, recording $0.8 and $3.4 million in depreciation expense during the three and nine months ended September 30, 2009.

In August 2009, based on changes in expectations about the utilization of certain equipment, we wrote off excess downstream segment mill equipment which was previously reported as construction in progress with a net book value of $3.0 million.

NORANDA ALUMINUM HOLDING CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

9.	GOODWILL

Goodwill represents the excess of acquisition consideration paid over the fair value of identifiable net tangible and identifiable intangible assets acquired. Goodwill and other indefinite-lived intangible assets are not amortized, but are reviewed for impairment at least annually, in the fourth quarter, or upon the occurrence of certain triggering events.

We evaluate goodwill for impairment using a two-step process. The first step is to compare the fair value of each of our segments to their respective book values, including goodwill. If the fair value of a segment exceeds the book value, segment goodwill is not considered impaired and the second step of the impairment test is not required. If the book value of a segment exceeds the fair value, the second step of the impairment test is performed to measure the amount of impairment loss, if any. The second step of the impairment test compares the implied fair value of the segment’s goodwill with the book value of that goodwill. If the book value of the segment’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination.

The following presents changes in the carrying amount of goodwill for the following periods (in thousands):

	Upstream	Downstream	Total
	$	$	$

Balance, December 31, 2007	124,853	131,269	256,122
Changes in purchase price allocations	4,588	(464)	4,124
Tax adjustments	8,269	(239)	8,030
Impairment loss	—	(25,500)	(25,500)

Balance, December 31, 2008	137,710	105,066	242,776
Impairment loss	—	(40,200)	(40,200)

Balance, September 30, 2009	137,710	64,866	202,576

Based upon the final evaluation of the fair value of our tangible and intangible assets acquired and liabilities assumed as of the closing date of the Apollo Acquisition, we recorded valuation adjustments that increased goodwill and decreased property, plant and equipment $4.1 million in March 2008.

For acquisitions entered into prior to January 1, 2009, when income tax uncertainties that resulted from a purchase business combination were resolved, adjustments are recorded to increase or decrease goodwill. Accordingly, in June 2008, we recorded a $10.9 million adjustment to increase goodwill to account for the difference between the estimated deferred tax asset for the carryover basis of acquired federal net operating loss and minimum tax credit carryforwards and the final deferred tax asset for such net operating loss and minimum tax credit carryforwards. In December 2008, we recorded a $2.9 million adjustment to decrease goodwill to reflect the final determination of taxes.

Impairments

During fourth quarter 2008, as the impact of the global economic contraction began to be realized, we recorded a $25.5 million impairment write-down of goodwill in the downstream business. In connection with the preparation of our consolidated financial statements for first quarter 2009, we concluded that it was appropriate to re-evaluate our goodwill and intangibles for potential impairment in light of the power outage at our New Madrid smelter and the accelerated deteriorations of demand volumes in both our upstream and downstream segments. Based on our interim impairment analysis during first quarter 2009, we recorded an impairment charge of $2.8 million on trade names and $40.2 million on goodwill in the downstream segment.

NORANDA ALUMINUM HOLDING CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

No further impairment indicators were noted in the second or third quarters of 2009 regarding the recoverability of goodwill; therefore, no goodwill impairment testing was necessary at June 30, 2009 or September 30, 2009.

Our analyses included assumptions about future profitability and cash flows of our segments, which we believe reflect our best estimates at the date the valuations were performed. The estimates were based on information that was known or knowable at the date of the valuations. It is at least reasonably possible that the assumptions we employed will be materially different from the actual amounts or results, and that additional impairment charges for either or both segments will be necessary.

10.	OTHER INTANGIBLE ASSETS

Other intangible assets consist of the following (in thousands):

	December 31, 2008	September 30, 2009
	$	$

Non-amortizable:
Trade names (indefinite life)	20,494	17,694
Amortizable:
Customer relationships (12.9 year weighted average life)	51,288	73,408
Other (2.5 year weighted average life)	689	689

	72,471	91,791
Accumulated amortization	(6,104)	(9,011)

Total other intangible assets, net	66,367	82,780

In the Joint Venture Transaction, we recorded identifiable intangible assets with a preliminary value of $22.1 million. These assets consist of contractual and non-contractual customer relationships and will be amortized over a range preliminarily estimated to be 7 — 9 years.

Amortization expense related to intangible assets is included in selling, general and administrative expenses of the following amount in each period (in thousands):

Quarter-to-Date	$

Three months ended September 30, 2008	944
Three months ended September 30, 2009	1,060

Year-to-Date	$

Nine months ended September 30, 2008	2,824
Nine months ended September 30, 2009	2,907

As part of our interim impairment analysis of intangible assets during first quarter 2009 discussed in Note 9, we recorded an impairment charge of $2.8 million related to the indefinite-lived trade names in the downstream business. Future impairment charges for either or both segments could be required if we do not achieve cash flow, revenue and profitability projections.

NORANDA ALUMINUM HOLDING CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

11.	DETAILS OF CERTAIN BALANCE SHEET ACCOUNTS

Accounts receivable, net consists of the following (in thousands):

	December 31, 2008	September 30, 2009
	$	$

Trade	76,031	101,996
Allowance for doubtful accounts	(1,559)	(150)

Total accounts receivable, net	74,472	101,846

Other current assets consist of the following (in thousands):

	December 31, 2008	September 30, 2009
	$	$

Prepaid expenses	3,068	6,601
Current deferred tax asset	—	3,547
Employee loans receivable, net	—	2,331
Other current assets	299	4,556

Total other current assets	3,367	17,035

Other assets consist of the following (in thousands):

	December 31, 2008	September 30, 2009
	$	$

Deferred financing costs, net of amortization	27,736	19,849
Cash surrender value of life insurance	26,159	21,738
Pension asset (see Note 14)	—	9,609
Restricted cash (see Note 18)	3,412	10,869
Supplies	6,928	17,357
Other	5,281	9,130

Total other assets	69,516	88,552

Accrued liabilities consist of the following (in thousands):

	December 31, 2008	September 30, 2009
	$	$

Compensation and benefits	16,301	31,737
Workers’ compensation	3,299	3,494
Asset retirement obligations (see Note 18)	2,193	2,077
Land and reclamation obligations (see Note 18)	—	4,103
Pension and OPEB liabilities	2,476	2,881
One-time involuntary termination benefits	6,843	160
Property, sales, and use taxes	138	3,960
Other	1,490	13,174

Total accrued liabilities	32,740	61,586

NORANDA ALUMINUM HOLDING CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

Other long-term liabilities consist of the following (in thousands):

	December 31, 2008	September 30, 2009
	$	$

Reserve for uncertain tax positions	9,560	9,889
Workers’ compensation	9,159	9,455
Asset retirement obligations (see Note 18)	6,602	12,937
Environmental remediation obligation (see Note 20)	—	3,240
Land and reclamation obligations (see Note 18)	—	10,406
Deferred interest payable	7,344	11,059
Deferred compensation and other	6,917	5,149

Total other long-term liabilities	39,582	62,135

Accumulated other comprehensive income consists of the following (in thousands):

	December 31, 2008	September 30, 2009
	$	$

Net unrealized gains (losses) on cash flow hedges net of taxes of $150,296 and $122,669	263,782	215,386
Pension and OPEB adjustments, net of tax benefit of $39,078 and $39,210	(64,679)	(66,326)
Equity in accumulated other comprehensive income of equity-method investees, net of tax benefit of $132 and $0	(788)	—	(1)

Total accumulated other comprehensive income	198,315	149,060

(1)	This balance was reversed through our accounting for the Joint Venture Transaction. The balance at August 31, 2009 immediately prior to the reversal was a $2.0 million loss.

12.	RELATED PARTY TRANSACTIONS

In connection with the Apollo Acquisition, we entered into a management consulting and advisory services agreement with Apollo for the provision of certain structuring, management and advisory services for an initial term ending on May 18, 2017. Terms of the agreement provide for annual fees of $2.0 million, payable in one lump sum annually. We expense approximately $0.5 million of such fees each quarter within selling, general and administrative expenses in our consolidated statements of operations.

We purchase alumina in transactions with Gramercy. Until the Joint Venture Transaction on August 31, 2009, Gramercy was our 50% owned joint venture, and purchases from Gramercy were considered related party transactions. Related party purchases from Gramercy prior to the Joint Venture Transaction were as follows (in thousands):

Quarter-to-Date	$

Three months ended September 30, 2008	41,019
Period from July 1, 2009 to August 31, 2009	11,323

Year-to-Date	$

Nine months ended September 30, 2008	122,984
Period from January 1, 2009 to August 31, 2009	56,019

NORANDA ALUMINUM HOLDING CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

Subsequent to the Joint Venture Transaction, purchases from Gramercy are eliminated in consolidation as intercompany transactions. Accounts payable to affiliates at December 31, 2008 consisted of a $34.2 million liability to Gramercy. This liability is eliminated in consolidation at September 30, 2009 following the Joint Venture Transaction.

We sell rolled aluminum products to Berry Plastics Corporation, a portfolio company of Apollo, under an annual sales contract. Sales to this entity were as follows (in thousands):

Quarter-to-Date	$

Three months ended September 30, 2008	2,750
Three months ended September 30, 2009	1,703

Year-to-Date	$

Nine months ended September 30, 2008	6,850
Nine months ended September 30, 2009	4,057

13.	LONG-TERM DEBT

The following table presents the carrying values and fair values of our debt outstanding as of December 31, 2008 and September 30, 2009 (in thousands):

	December 31, 2008		September 30, 2009
	Carrying value	Fair value	Carrying value	Fair value
	$	$	$	$

Noranda:
Senior Floating Rate Notes due 2014 (unamortized discount of $1,842 and $538 at December 31, 2008 and September 30, 2009, respectively)	218,158	30,800	67,996	33,998
AcquisitionCo:
Term B loan due 2014	393,450	393,024	349,012	349,012
Senior Floating Rate Notes due 2015	510,000	153,000	387,047	259,322
Revolving credit facility	225,000	225,000	216,930	216,930

Total debt	1,346,608		1,020,985
Less: current portion	(32,300)		—

Long-term debt	1,314,308		1,020,985

Secured credit facilities

AcquisitionCo entered into senior secured credit facilities on May 18, 2007, which consists of:

•	a $500.0 million term B loan with a maturity of seven years, which was fully drawn on May 18, 2007; of which $151.0 million has been repaid or repurchased (some at a discount) as of September 30, 2009.

•	a $242.7 million revolving credit facility which matures in 2013, which includes borrowing capacity available for letters of credit and for borrowing on same-day notice. During the nine months ended September 30, 2009, we repurchased a face value amount of $6.5 million of the revolving credit facility for $4.0 million. As a result of the repurchase, our maximum borrowing capacity was reduced $7.3 million from $250.0 million to $242.7 million. Outstanding letter of credit amounts on the revolving credit facility totaled $24.2 million at September 30, 2009.

NORANDA ALUMINUM HOLDING CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

The senior secured credit facilities permit AcquisitionCo to incur incremental term and revolving loans under such facilities in an aggregate principal amount of up to $200.0 million. Incurrence of such incremental indebtedness under the senior secured credit facilities is subject to, among other things, AcquisitionCo’s compliance with a Senior Secured Net Debt to Adjusted EBITDA ratio (in each case as defined in the credit agreement governing the term B loan) of 2.75 to 1.0 until December 31, 2008 and 3.0 to 1.0 thereafter. At September 30, 2009, our Senior Secured Net debt to Adjusted EBITDA ratio was below 3.0 to 1.0. At December 31, 2008 and September 30, 2009, AcquisitionCo had no commitments from any lender to provide such incremental loans.

The senior secured credit facilities are guaranteed by us and by all of the existing and future direct and indirect wholly owned domestic subsidiaries of AcquisitionCo that do not qualify as “unrestricted” under the senior secured credit facilities. These guarantees are full and unconditional. NHB Capital LLC (“NHB”), in which we have 100% ownership interest, is the only unrestricted subsidiary and the only domestic subsidiary that has not guaranteed these obligations. See Note 24 for the discussion of NHB. The credit facilities are secured by first priority pledges of all of the equity interests in AcquisitionCo and all of the equity interests in each of the existing and future direct and indirect wholly owned domestic subsidiaries of AcquisitionCo. The senior secured credit facilities are also secured by first priority security interests in substantially all of the assets of AcquisitionCo, as well as those of each of our existing and future direct and indirect wholly owned domestic subsidiaries that have guaranteed the senior secured credit facilities.

On May 7, 2009, participating lenders approved an amendment to the senior secured credit facilities to permit discounted prepayments of the term B loan and revolving credit facility through a modified “Dutch” auction procedure. The amendment also permits us to conduct open market purchases of the revolving credit facility and term B loan at a discount.

Term B loan

Interest on the loan is based either on LIBOR or the prime rate, at AcquisitionCo’s election, in either case plus an applicable margin (2.00% over LIBOR at December 31, 2008 and September 30, 2009) that depends upon the ratio of AcquisitionCo’s Senior Secured Net Debt to its EBITDA (in each case as defined in the credit agreement governing the term B loan). The interest rates at December 31, 2008 and September 30, 2009 were 4.24% and 2.25%, respectively. Interest on the term B loan is payable no less frequently than quarterly, and such loan amortizes at a rate of 1% per annum, payable quarterly, beginning on September 30, 2007. On June 28, 2007, AcquisitionCo made an optional prepayment of $75.0 million on the term B loan. The optional prepayment was applied to reduce in direct order the remaining amortization installments in forward order of maturity, which served to effectively eliminate the 1% per annum required principal payment.

AcquisitionCo is required to prepay amounts outstanding under the credit agreement based on an amount equal to 50% of our Excess Cash Flow (as calculated in accordance with the terms of the credit agreement governing the term B loan) within 95 days after the end of each fiscal year. The required percentage of AcquisitionCo’s Excess Cash Flow payable to the lenders under the credit agreement governing the term B loan shall be reduced from 50% to either 25% or 0% based on AcquisitionCo’s Senior Secured Net Debt to EBITDA ratio (in each case as defined in the credit agreement governing the term B loan) or the principal amount of term B loan that has been repaid. A mandatory prepayment of $24.5 million pursuant to the cash flow sweep provisions of the credit agreement was paid in April 2009 and was equal to 50% of AcquisitionCo’s Excess Cash Flow for 2008. When the final calculation was performed, the payment was reduced from the estimated amount reported at December 31, 2008 of $32.3 million.

Revolving credit facility

Interest on the revolving credit facility is based either on LIBOR or the prime rate, at AcquisitionCo’s election, in either case plus an applicable margin (2.00% over LIBOR at December 31, 2008 and

NORANDA ALUMINUM HOLDING CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

September 30, 2009) that depends upon the ratio of AcquisitionCo’s Senior Secured Net Debt to its EBITDA (in each case as defined in the applicable credit facility) and is payable at least quarterly. The interest rate on the revolver was 2.46% at December 31, 2008 and 2.25% at September 30, 2009. AcquisitionCo had outstanding letters of credit totaling $7.0 million and $24.2 million under the revolving credit facility at December 31, 2008 and September 30, 2009, respectively. At December 31, 2008, $225.0 million was drawn down on the facility leaving $18.0 million available for borrowing. As a result of the revolving credit facility repurchase, our borrowing capacity was reduced $7.3 million from $250.0 million to $242.7 million, and at September 30, 2009, $216.9 million was drawn down on the facility, leaving $1.6 million available under the facility.

In addition to paying interest on outstanding principal under the revolving credit facility, AcquisitionCo is required to pay:

•	a commitment fee to the lenders under the revolving credit facility in respect of unutilized commitments at a rate equal to 0.5% per annum subject to step down if certain financial tests are met; and

•	additional fees related to outstanding letters of credit under the revolving credit facility at a rate of 2.0% per annum.

Certain covenants

We have no financial maintenance covenants on any borrowings. Certain covenants contained in our debt agreements governing our senior secured credit facilities and the indentures governing our notes restrict our ability to take certain actions if we are unable to meet defined Adjusted EBITDA to fixed charges and net senior secured debt to Adjusted EBITDA ratios. These actions include incurring additional secured or unsecured debt, expanding borrowings under existing term loan facilities, paying dividends, engaging in mergers, acquisitions and certain other investments, and retaining proceeds from asset sales. As a result of not meeting certain of the minimum and maximum financial levels established by our debt agreements as of September 30, 2009 as conditions to the execution of certain transactions, our ability to incur future indebtedness, grow through acquisitions, make certain investments, pay dividends and retain proceeds from asset sales may be limited.

In addition to the restrictive covenants described above, upon the occurrence of certain events, such as a change of control, our debt agreements could require that we repay or refinance our indebtedness.

AcquisitionCo notes

In addition to the senior secured credit facilities, on May 18, 2007, AcquisitionCo issued $510.0 million Senior Floating Rate Notes due 2015 (the “AcquisitionCo Notes”). The AcquisitionCo Notes mature on May 15, 2015. The initial interest payment on the AcquisitionCo Notes was paid on November 15, 2007, entirely in cash. For any subsequent period through May 15, 2011, AcquisitionCo may elect to pay interest: (i) entirely in cash, (ii) by increasing the principal amount of the AcquisitionCo Notes or by issuing new notes (the “AcquisitionCo PIK interest”) or (iii) 50% in cash and 50% in AcquisitionCo PIK interest. For any subsequent period after May 15, 2011, AcquisitionCo must pay all interest in cash. The AcquisitionCo Notes cash interest accrues at six-month LIBOR plus 4.0% per annum, reset semi-annually, and the AcquisitionCo PIK interest, if any, will accrue at six-month LIBOR plus 4.75% per annum, reset semi-annually. The PIK interest rate was 7.35% at December 31, 2008 and 6.16% at September 30, 2009.

On May 15, 2009, AcquisitionCo issued $16.6 million in AcquisitionCo Notes as payment for PIK interest due May 15, 2009.

NORANDA ALUMINUM HOLDING CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

The AcquisitionCo Notes are fully and unconditionally guaranteed on a senior unsecured, joint and several basis by the existing and future wholly owned domestic subsidiaries of AcquisitionCo that guarantee the senior secured credit facilities. As discussed elsewhere in this note, NHB is not a guarantor of the senior secured credit facilities, and is therefore not a guarantor of the AcquisitionCo Notes. See Note 24 for further discussion of NHB. HoldCo fully and unconditionally guarantees the AcquisitionCo Notes on a joint and several basis with the existing guarantors. The guarantee by HoldCo is not required by the indenture governing the AcquisitionCo Notes and may be released by HoldCo at any time. HoldCo has no independent operations or any assets other than its interest in AcquisitionCo. AcquisitionCo is a wholly owned finance subsidiary of HoldCo with no operations independent of its subsidiaries which guarantee the AcquisitionCo Notes.

We have notified the trustee for the HoldCo and AcquisitionCo bondholders of our election to pay the November 15, 2009 and May 15, 2010 interest payments entirely in kind.

The indenture governing the AcquisitionCo Notes limits AcquisitionCo’s and our ability, among other things, to (i) incur additional indebtedness; (ii) declare or pay dividends or make other distributions or repurchase or redeem our stock; (iii) make investments; (iv) sell assets, including capital stock of restricted subsidiaries; (v) enter into agreements restricting our subsidiaries’ ability to pay dividends; (vi) consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; (vii) enter into transactions with our affiliates; and (viii) incur liens.

HoldCo notes

On June 7, 2007, HoldCo issued Senior Floating Rate Notes due 2014 (the “HoldCo Notes”) in aggregate principal amount of $220.0 million, with a discount of 1.0% of the principal amount. The HoldCo Notes mature on November 15, 2014. The HoldCo Notes are not guaranteed. The initial interest payment on the HoldCo Notes was paid on November 15, 2007, in cash; for any subsequent period through May 15, 2012, we may elect to pay interest: (i) entirely in cash, (ii) by increasing the principal amount of the HoldCo Notes or by issuing new notes (the “HoldCo PIK interest”) or (iii) 50% in cash and 50% in HoldCo PIK interest. For any subsequent period after May 15, 2012, we must pay all interest in cash. The HoldCo Notes cash interest accrues at six-month LIBOR plus 5.75% per annum, reset semi-annually, and the HoldCo PIK interest, if any, will accrue at six-month LIBOR plus 6.5% per annum, reset semi-annually. The PIK interest rate was 9.10% at December 31, 2008 and 7.91% at September 30, 2009.

On May 15, 2009, HoldCo issued $3.3 million in HoldCo Notes as payment for PIK interest due May 15, 2009.

As discussed above, we have notified the trustee for the HoldCo and AcquisitionCo bondholders of our election to pay the November 14, 2009 and May 15, 2010 interest payments entirely in kind.

The indenture governing the HoldCo Notes limits AcquisitionCo’s and our ability, among other things, to (i) incur additional indebtedness; (ii) declare or pay dividends or make other distributions or repurchase or redeem our stock; (iii) make investments; (iv) sell assets, including capital stock of restricted subsidiaries; (v) enter into agreements restricting our subsidiaries’ ability to pay dividends; (vi) consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; (vii) enter into transactions with our affiliates; and (viii) incur liens.

Debt repurchase

For the three month period ended September 30, 2009, we repurchased or repaid $81.1 million principal aggregate amount of our outstanding HoldCo Notes, AcquisitionCo Notes, and term B loan for a price of $52.2 million, plus fees. HoldCo Notes with an aggregate principal balance of $5.5 million and net carrying amount of $5.6 million (including deferred financing fees and debt discounts) were repurchased at a price of $2.5 million, plus fees. AcquisitionCo Notes with an aggregate principal balance of $74.7 million and net carrying amount of $74.5 million (including deferred financing fees and debt discounts) were repurchased at a

NORANDA ALUMINUM HOLDING CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

price of $49.0 million, plus fees. We repurchased a face value amount of $0.9 million of the term B loan for $0.7 million. We recognized a gain of $28.6 million representing the difference between the repurchase price and the carrying amounts of repurchased debt for the three month period ended September 30, 2009.

For the nine month period ended September 30, 2009, we repurchased or repaid $320.8 million principal aggregate amount of our outstanding HoldCo Notes, AcquisitionCo Notes, term B loan and revolving credit facility for a price of $123.0 million, plus fees. HoldCo Notes with an aggregate principal balance of $154.7 million and net carrying amount of $153.8 million (including deferred financing fees and debt discounts) were repurchased at a price of $38.7 million, plus fees. AcquisitionCo Notes with an aggregate principal balance of $139.6 million and net carrying amount of $137.8 million (including deferred financing fees and debt discounts) were repurchased at a price of $67.4 million, plus fees. Of the HoldCo Notes and AcquisitionCo Notes repurchased, we retired a face value amount of $155.4 million during the nine months ended September 30, 2009. In addition to our $24.5 million payment in April 2009 related to 2008 excess cash flows on the term B loan, we repurchased a face value amount of $19.9 million of the term B loan for $13.0 million. We repurchased $6.6 million of our revolving credit facility borrowings for $4.0 million. As a result of the revolving credit facility repurchase, our borrowing capacity was reduced $7.3 million from $250.0 million to $242.7 million. We recognized a gain of $193.2 million representing the difference between the repurchase price and the carrying amounts of repurchased debt for the nine month period ended September 30, 2009.

The gains have been reported as “Gain on debt repurchase” in the accompanying condensed consolidated statements of operations for the three and nine month periods ended September 30, 2009. For tax purposes, gains from our 2009 debt repurchase will be deferred until 2014, and then included in taxable income ratably from 2014 to 2018.

14.	PENSIONS AND OTHER POST-RETIREMENT BENEFITS

We sponsor defined benefit pension plans for hourly and salaried employees. Benefits under our sponsored defined benefit pension plans are based on years of service and/or eligible compensation prior to retirement. We also sponsor other post-retirement benefit (“OPEB”) plans for certain employees. Our sponsored post-retirement benefits include life insurance benefits and health insurance benefits. These health insurance benefits cover 21 retirees and beneficiaries. In addition, we provide supplemental executive retirement benefits (“SERP”) for certain executive officers. Plans in existence prior to the Joint Venture Transaction are referred to as “Noranda Plans” below. We acquired the plans in existence at Gramercy and St. Ann in the Joint Venture Transaction. These plans, referred to below as “Gramercy Plans” and “St. Ann Plans,” include defined benefit pension plans and other post retirement benefit plans. The net periodic cost disclosures below include the Gramercy Plans and the St. Ann Plans from the date of the Joint Venture Transaction.

Our pension funding policy is to contribute annually an amount based on actuarial and economic assumptions designed to achieve adequate funding of the projected benefit obligations and to meet the minimum funding requirements of the Employee Retirement Income Security Act (“ERISA”). OPEB benefits are funded as retirees submit claims.

We use a measurement date of December 31 to determine the pension and OPEB liabilities.

NORANDA ALUMINUM HOLDING CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

Net periodic benefit costs comprise the following (in thousands):

	Pension		OPEB
	Three Months		Three Months
	Ended		Ended
	September 30,		September 30,
	2008	2009	2008	2009
	$	$	$	$

Service cost	2,745	2,183	34	56
Interest cost	5,493	4,709	105	187
Expected return on plan assets	(6,052)	(3,655)	—	—
Net amortization and deferral	180	2,038	(10)	(30)

Net periodic cost	2,366	5,275	129	213

	Pension		OPEB
	Nine Months		Nine Months
	Ended		Ended
	September 30,		September 30,
	2008	2009	2008	2009
	$	$	$	$

Service cost	6,176	6,133	101	123
Interest cost	12,359	13,409	314	397
Expected return on plan assets	(13,617)	(9,855)	—	—
Net amortization and deferral	405	5,382	(30)	(50)
Settlement	—	406	—	—

Net periodic cost	5,323	15,475	385	470

Pension and OPEB assets and liabilities consist of the following (in thousands):

	December 31, 2008	September 30, 2009
	$	$

Pension assets included in other assets:
St. Ann pension plan	—	9,609

Pension and OPEB liabilities included in accrued liabilities:
Noranda Plans	2,476	2,881

Pension and OPEB liabilities — long term:
Noranda Plans	120,859	132,318
Gramercy Plans	—	2,959
St. Ann OPEB Plan	—	5,304

	120,859	140,581

Employer contributions

We have contributed $2.4 million to the SERP, $0.3 million to the Gramercy pension plan, and $1.3 million to the Noranda pension plan during the nine months ended September 30, 2009. We expect to contribute a minimum of $0.4 million to the Noranda pension plan and $0.1 million to the Gramercy pension plan during the remainder of 2009. We may elect to contribute additional funds to the plans.

NORANDA ALUMINUM HOLDING CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

15.	SHAREHOLDERS’ EQUITY AND SHARE-BASED PAYMENTS

Common stock subject to redemption

In March 2008, we entered into an employment agreement with Layle K. Smith to serve as our Chief Executive Officer (the “CEO”) and to serve on our Board of Directors. As part of that employment agreement, the CEO agreed to purchase 100,000 shares of common stock at $20 per share, for a total investment of $2.0 million. The shares purchased include a redemption feature which guarantees total realization on these shares of at least eight million dollars (or, at his option under certain circumstances, equivalent consideration in the acquiring entity) in the event an early change-in-control, as defined in Mr. Smith’s employment agreement occurs prior to September 3, 2009 and the CEO remains employed with us through the 12-month anniversary of such change in control or experiences certain qualifying terminations of employment, after which the per share redemption value is fair value.

Prior to September 2009, because of the existence of the conditional redemption feature, the carrying value of these 100,000 shares of common stock has been reported outside of permanent equity. The redemption feature expired on September 3, 2009, and the carrying amount was reclassified to equity.

On November 12, 2009, our Board of Directors voted to extend to March 3, 2013 the period during which Mr. Smith may be entitled to benefits in the event of an early change-in-control. The Board of Directors also provided that all of Mr. Smith’s stock options will receive the same treatment in the event of an early change-in-control or other change in control of the Company.

Noranda long-term incentive plan

Under our 2007 Long-Term Incentive Plan (the “Incentive Plan”) we have reserved 1,500,000 shares of our common stock for issuance to employees and non-employee directors under the Incentive Plan. Of this amount at September 30, 2009, management investors owned 346,790 shares and there were 1,022,519 option grants outstanding. The remaining 130,691 shares remained available for issuance. On November 12, 2009, our Board of Directors voted to amend and restate the Incentive Plan to increase the number of shares of Company common stock reserved for grant under the Incentive Plan from 1,500,000 shares to 1,900,000 shares.

Options granted under the Incentive Plan generally have a ten year term. Employee option grants historically have consisted of time-vesting options and performance-vesting options. The time-vesting options generally vest in equal one-fifth installments on each of the first five anniversaries of the date of grant or on the closing of Apollo’s acquisition of us, as specified in the applicable award agreements, subject to continued service through each applicable vesting date. The performance-vesting options vest upon our investors’ realization of a specified level of investor internal rate of return (“investor IRR”), subject to continued service through each applicable vesting date.

The employee options generally are subject to our (or Apollo’s) call provision which expires upon the earlier of a qualified public offering or May 2014 and provides us (or Apollo) the right to repurchase the underlying shares at the lower of their cost or fair market value upon certain terminations of employment. A qualified public offering transaction is defined in the documents governing the options as a public offering that raises at least $200.0 million. This call provision represents a substantive performance-vesting condition with a life through May 2014; therefore, we recognize stock compensation expense for service awards through May 2014. Performance-vesting options issued in May 2007 have met their performance-vesting provision. However, the shares underlying the options remain subject to our (or Apollo) call provision. Accordingly, the options currently are subject to service conditions, and stock compensation expense is being recorded over the remaining call provision through May 2014.

NORANDA ALUMINUM HOLDING CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

At September 30, 2009, the expiration of the call option upon a qualified public offering would have resulted in the immediate recognition of $2.4 million of stock compensation expense related to the cost of options where the investor IRR targets were previously met and $0.7 million of stock compensation expense related to the cost of options where the offering (together with a $4.70 per share dividend paid in June 2008) would cause the performance option to be met. Further, the period over which we recognize stock compensation expense for service awards would change from May 2014 to five years prospectively from the date of the qualified public offering, which, based on options outstanding at September 30, 2009, would increase quarterly stock compensation expense by approximately $0.7 million.

Our Board of Directors declared and we paid a $102.2 million cash dividend ($4.70 per share) in June 2008. The award holders were given $4.70 of value in the form of an immediately vested cash payment of $2.70 per share and a modification of the price of the options from $6 per share to $4 per share and $20 per share to $18 per share.

The summary of our stock option activity and related information is as follows (in thousands):

	Employee Options and
	Non-Employee Director Options		Investor Director Provider Options
	Common	Weighted Average	Common	Weighted Average
	Shares	Exercise Price	Shares	Exercise Price

Outstanding — December 31, 2008	910,224	$8.61	70,000	$18.00
Granted	60,000	1.37	—	—
Modified	—	—	—	—
Exercised	—	—	—	—
Expired	—	—	—	—
Forfeited	(17,705)	4.00	—	—

Outstanding — September 30, 2009	952,519	$8.24	70,000	$18.00

Fully vested — end of period (weighted average remaining contractual term of 7.7 years)	447,397	$5.39	70,000	$18.00

Currently exercisable — end of period (weighted average remaining contractual term of 7.7 years)	404,487	$5.54	70,000	$18.00

The fair value of stock options was estimated at the grant date using the Black-Scholes-Merton option pricing model. The following summarizes information concerning stock option grants:

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,
	2008	2009	2008	2009

Expected price volatility	—	—	45.0%	47.0%
Risk-free interest rate	—	—	3.1%	4.0%
Weighted average expected lives in years	—	—	5.9	7.5
Weighted average fair value	—	—	$7.36	$0.76
Forfeiture rate	—	—	—	—
Dividend yield	—	—	—	—

NORANDA ALUMINUM HOLDING CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

We recorded stock compensation expense of the following amounts (in thousands):

Quarter-to-Date	$

Three months ended September 30, 2008	399
Three months ended September 30, 2009	371

Year-to-Date	$

Nine months ended September 30, 2008	1,007
Nine months ended September 30, 2009	1,111

As of September 30, 2009, total unrecognized stock compensation expense related to non-vested stock options was $7.3 million with a weighted average expense recognition period of 4.7 years.

On November 12, 2009, our Board of Directors voted to amend and restate stock option agreements with certain employees to change the exercise prices of the underlying options and to amend the vesting schedule of those options. The amended and restated option agreements change the exercise price of these options to $2.28 per share. This modification affects 5 employees and 269,500 options. The amendment also provides that the 50% of the options which were originally scheduled to vest based upon Company’s investors’ realization of investor IRR will now vest based on continued service, with 15% scheduled to vest on each of the first and second anniversaries of the amendment and restatement date, 20% scheduled to vest on the third anniversary of the amendment and restatement date and 25% scheduled to vest on each of the fourth and fifth anniversaries of the amendment and restatement date. This modification affected 5 employees and 138,125 options.

16.	INCOME TAXES

Our effective income tax rate was approximately 63.0% for the nine months ended September 30, 2009 and 55.2% for the nine months ended September 30, 2008. The effective tax rates for the nine months ended September 30, 2009 and September 30, 2008 were primarily impacted by, state income taxes, equity method investee income, the Internal Revenue Code Section 199 manufacturing deduction and goodwill impairment in 2009. Each interim period is considered an integral part of the annual period and tax expense is measured using the estimated annual effective tax rate. Estimates of the annual effective tax rate at the end of interim periods are, of necessity, based on evaluations of possible future events and transactions and may be subject to subsequent refinement or revision. For the nine months ended September 30, 2009 and September 30, 2008, we used the annual effective tax rate based on estimated ordinary income for the years ended December 31, 2009 and December 31, 2008, respectively.

As of September 30, 2009 and December 31, 2008, we had unrecognized income tax benefits (including interest) of approximately $11.3 million, and $11.0 million, respectively (of which approximately $7.4 million, if recognized, would favorably impact the effective income tax rate). As of September 30, 2009, the gross amount of unrecognized tax benefits changed by an immaterial amount. It is expected that the unrecognized tax benefits may change in the next twelve months; however, due to Xstrata’s indemnification of us for tax obligations related to periods ending on or before the acquisition date, we do not expect the change to have a significant impact on our results of operations or our financial position.

In April 2009, the Internal Revenue Service (“IRS”) commenced an examination of our U.S. income tax return for 2006. As part of the Apollo Acquisition, Xstrata indemnified us for tax obligations related to periods ending on or before the acquisition date. Therefore, we do not anticipate that the IRS examination will have a material impact on our financial statements.

NORANDA ALUMINUM HOLDING CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

17.	NET INCOME (LOSS) PER SHARE

The Company presents both basic and diluted net income (loss) per share (“EPS”) on the face of the consolidated statements of operations. As provided by SFAS 128, Earnings per Share, basic EPS is calculated as net income (loss) available to common stockholders divided by the weighted-average number of shares outstanding during the period. Diluted EPS is calculated using the weighted-average outstanding common shares determined using the treasury stock method for options.

	Successor
	For the Three	For the Three	For the Nine	For the Nine
	Months Ended	Months Ended	Months Ended	Months Ended
	September 30,	September 30,	September 30,	September 30,
	2008	2009	2008	2009

Net income (loss)	$(22,429)	$4,328	$(1,744)	$36,481

Weighted-average common shares outstanding:
Basic	21,750	21,801	21,711	21,765
Diluted	21,750	21,801	21,711	21,765
Basic EPS	$(1.03)	$0.20	$(0.08)	$1.68
Diluted EPS	$(1.03)	$0.20	$(0.08)	$1.68

Certain stock options whose terms and conditions are described in Note 15 could potentially dilute basic EPS in the future, but were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented: three and nine months ended September 30, 2008 — 1,042,343; three and nine months ended September 30, 2009 — 1,022,519.

18.	DERIVATIVE FINANCIAL INSTRUMENTS

We use derivative instruments to mitigate the risks associated with fluctuations in aluminum price, natural gas prices and interest rates. We recognize all derivative instruments as either assets or liabilities at fair value in our balance sheet. We designated our fixed-price aluminum sale swaps as cash flow hedges through January 29, 2009, the week of the power outage discussed in Note 3; thus the effective portion of such derivatives was adjusted to fair value through accumulated other comprehensive income (“AOCI”) through January 29, 2009, with the ineffective portion reported through earnings. As of September 30, 2009, the pre-tax amount of the effective portion of cash flow hedges recorded in accumulated other comprehensive income was $338.1 million. Derivatives that do not qualify for hedge accounting or have not been designated for hedge accounting treatment are adjusted to fair value through earnings in gains (losses) on hedging activities in the consolidated statements of operations. As of September 30, 2009, all derivatives were held for purposes other than trading.

Merrill Lynch is the counterparty for a substantial portion of our derivatives. All swap arrangements with Merrill Lynch are part of a master arrangement which is subject to the same guarantee and security provisions as the senior secured credit facilities. At current hedging levels, the master arrangement does not require us to post additional collateral, nor are we subject to margin requirements. We present the fair values of derivatives where Merrill Lynch is the counterparty in a net position on the consolidated balance sheet as a result of our

NORANDA ALUMINUM HOLDING CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

master netting agreement. The following is a gross presentation of the derivative balances as of December 31, 2008 and September 30, 2009 (in thousands):

	December 31, 2008	September 30, 2009
	$	$

Current derivative assets	111,317	91,299
Current derivative liabilities	(29,600)	(20,818)

Current derivative assets, net	81,717	70,481

Long-term derivative assets	290,877	140,514
Long-term derivative liabilities	(35,061)	(24,582)

Long-term derivative asset, net	255,816	115,932

The following table presents the carrying values, which were recorded at fair value, of our derivative instruments outstanding (in thousands):

	December 31, 2008	September 30, 2009
	$	$

Aluminum swaps-fixed-price	401,909	229,243
Aluminum swaps-variable-price	(9,500)	2,570
Interest rate swaps	(21,472)	(19,669)
Natural gas swaps	(33,404)	(25,731)

Total	337,533	186,413

The September 30, 2009 variable-price aluminum swap balance is net of a $1.7 million broker margin call asset.

We recorded (gains) losses for the change in the fair value of derivative instruments that do not qualify for hedge accounting treatment or have not been designated for hedge accounting treatment, as well as the ineffectiveness of derivatives that do qualify for hedge accounting treatment as follows (in thousands):

			Derivatives not Qualified
	Derivatives Qualified as Hedges		as Hedges
	Amount Reclassified	Hedge	Change in
	From AOCI	Ineffectiveness	Fair Value	Total
	$	$	$	$

Quarter-to-date
Three months ended September 30, 2008	21,887	(1,714)	25,323	45,496
Three months ended September 30, 2009	(24,245)	—	18,498	(5,747)
Year-to-date
Nine months ended September 30, 2008	45,057	(4,138)	9,578	50,497
Nine months ended September 30, 2009	(149,272)	(69)	45,268	(104,073)

As a result of the hedge de-designation at January 29, 2009 discussed below, as well as revised forecasts during 2009, we expect to reclassify a gain of $87.0 million from accumulated other comprehensive income into earnings from October 1, 2009 through September 30, 2010.

NORANDA ALUMINUM HOLDING CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

De-designated cash flow hedges

Fixed-price aluminum sale swaps

In 2007 and 2008, we implemented a hedging strategy designed to reduce commodity price risk and protect operating cash flows in the upstream business through the use of fixed-price aluminum sale swaps. As a result of the New Madrid power outage during the week of January 26, 2009, and in anticipation of fixed-price aluminum purchase swaps described below, we discontinued hedge accounting for all of our remaining fixed-price aluminum sale swaps on January 29, 2009. During first quarter 2009, we entered into fixed-price aluminum purchase swaps to lock in a portion of the favorable market position of our fixed-price aluminum sale swaps. The average margin per pound locked in was $0.40 at September 30, 2009. To the extent we have entered into fixed-price aluminum purchase swaps, the fixed-price aluminum sale swaps are no longer hedging our exposure to price risk.

For the three months and nine months ended September 30, 2009, the amount reclassified from accumulated other comprehensive income to earnings was $24.2 million and $149.3 million, respectively. These amounts are noted in the table above. Of these amounts, $78.5 million was reclassified into earnings during the nine months ended September 30, 2009 because it was probable that the original forecasted transactions would not occur. Changes to forecasts had no impact on the three months ended September 30, 2009.

In March 2009, we entered into a hedge settlement agreement with Merrill Lynch. As amended in April 2009, the agreement provides a mechanism for us to monetize up to $400.0 million of the favorable net position of our long-term derivatives to fund debt repurchases. The agreement states that Merrill Lynch will only settle fixed-price aluminum sale swaps that are offset by fixed-price aluminum purchase swaps. We settled offsetting fixed-price aluminum purchase swaps and sale swaps to fund our debt repurchases during the three and nine months ended September 30, 2009. In the three months ended September 30, 2009, we received $49.6 million in proceeds from the hedge settlement agreement. For the nine months ended September 30, 2009, we received $119.7 million in proceeds from the hedge settlement agreement.

On October 29, 2009, we amended our hedge settlement agreement. The amendment provides that a portion of locked in value from the offsetting swaps may be used to meet collateral posting requirements for any new hedge volumes we enter into with Merrill Lynch.

As of September 30, 2009, we had outstanding fixed-price aluminum sales swaps as follows:

	Average Hedged Price	Pounds Hedged
Year	per Pound	Annually
	$	(In thousands)

2009	1.09	72,268
2010	1.06	290,541
2011	1.20	272,570

		635,379

Derivatives not designated as hedging instruments

Fixed-price aluminum purchase swaps

As previously discussed, during the nine months ended September 30, 2009, we entered into fixed-price aluminum purchase swaps to offset a portion of our existing fixed-price aluminum sale swaps. Beginning first

NORANDA ALUMINUM HOLDING CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

quarter 2009, we entered into fixed-price purchase swaps to offset the fixed-price sale swaps. The following table summarizes fixed-price aluminum purchase swaps as of September 30, 2009:

	Average Hedged Price	Pounds Hedged
Year	per Pound	Annually
	$	(In thousands)

2010	0.70	245,264
2011	0.76	231,838

		477,102

Variable-price aluminum swaps

We also enter into forward contracts with our customers to sell aluminum in the future at fixed prices in the normal course of business. Because these contracts expose us to aluminum market price fluctuations, we economically hedge this risk by entering into variable-price aluminum swap contracts with various brokers, typically for terms not greater than one year.

These swap contracts are not designated as hedging instruments; therefore, any gains or losses related to the change in fair value of these contracts were recorded in (gain) loss on hedging activities in the consolidated statements of operations. We recorded a gain of $4.1 million for the three months ended September 30, 2009 and a gain of $8.5 million for the nine months ended September 30, 2009.

The following table summarizes our variable-price aluminum purchase swaps as of September 30, 2009:

	Average Hedged Price	Pounds Hedged
Year	per Pound	Annually
	$	(In thousands)

2009	0.89	16,321
2010	0.74	14,342

We sold 8.8 million and 34.7 million pounds of aluminum that were hedged with variable-priced aluminum swaps in the three months and nine months ended September 30, 2009, respectively.

Interest rate swap

We have floating-rate debt, which is subject to variations in interest rates. On August 16, 2007, we entered into an interest rate swap agreement to limit our exposure to floating interest rates for the periods from November 15, 2007 to November 15, 2011 with a notional amount of $500.0 million, which such notional amount declines in increments over time beginning in May 2009 at a 4.98% fixed interest rate.

The interest rate swap agreement was not designated as a hedging instrument. Accordingly, any gains or losses resulting from changes in the fair value of the interest rate swap contracts were recorded in (gain) loss on hedging activities in the consolidated statements of operations.

Natural gas swaps

We purchase natural gas to meet our production requirements. These purchases expose us to the risk of fluctuating natural gas prices. To offset changes in the Henry Hub Index Price of natural gas, we enter into financial swaps, by purchasing the fixed forward price for the Henry Hub Index and simultaneously entering into an agreement to sell the actual Henry Hub Index Price.

NORANDA ALUMINUM HOLDING CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

The following table summarizes our fixed-price natural gas swap contracts per year at September 30, 2009:

	Average Price per	Notional Amount
Year	Million BTU $	Million BTU’s

2009	9.29	1,479
2010	9.00	4,012
2011	9.31	2,019
2012	9.06	2,023

These contracts were not designated as hedges for accounting purposes. Accordingly, any gains or losses resulting from changes in the fair value of the gas swap contracts were recorded in (gain) loss on hedging activities in the consolidated statements of operations.

Subsequent to September 30, 2009, we entered into additional purchase swaps with respect to a portion of our natural gas volume. The following table summarizes our fixed-price natural gas swap contracts that we entered into during the fourth quarter of 2009:

	Average Price per	Notional Amount
Year	Million BTU $	Million BTU’s

2010	5.59	4,000
2011	6.60	6,029
2012	6.92	6,069

These contracts were designated as hedges for accounting purposes. Accordingly, any effective gains or losses resulting from changes in the fair value of the gas swap contracts were recorded in accumulated other comprehensive income and any ineffective portions were recorded in (gain) loss on hedging activities in the consolidated statements of operations.

19.	LAND, RECLAMATION, AND ASSET RETIREMENT OBLIGATIONS

Land and reclamation obligations

St. Ann has a reclamation obligation to rehabilitate land disturbed by St. Ann’s bauxite mining operations. The process to restore the disturbed land to its original condition must be in compliance with the Government of Jamaica’s (“GOJ”) regulations and includes filling the open mining pits and planting vegetation. GOJ regulations require the reclamation process to be completed within three years of the date a mining pit is mined-out certified by the GOJ. Liabilities for reclamation are accrued as lands are disturbed and are based on the approximate acreage to be rehabilitated and the average historical cost per acre to rehabilitate lands. At September 30, 2009, the current and long-term portions of the reclamation obligation of $1.8 million and $5.9 million are included in accrued liabilities and other long-term liabilities, respectively, in the accompanying consolidated balance sheet.

If land to be mined is privately owned, St. Ann offers to purchase the residents’ homes for cash, relocate the residents to another area, or a combination of these two options. These costs are recorded as liabilities are incurred. At September 30, 2009, the current and long-term portions of the land obligation of $2.3 million and $4.5 million are included in accrued liabilities and other long-term liabilities, respectively, in the accompanying consolidated balance sheet.

NORANDA ALUMINUM HOLDING CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

The following is a reconciliation of the aggregate carrying amount of liabilities for the reclamation and land obligations at St. Ann (in thousands):

For the Month Ended
September 30, 2009
$

Liabilities assumed in connection with the Joint Venture Transaction	14,540
Additional liabilities incurred	143
Liabilities settled	(174)

Balance, end of period	14,509

Asset retirement obligations

Our asset retirement obligations (“ARO”) consist of costs related to the disposal of certain spent pot liners associated with the New Madrid smelter, as well as costs associated with the future closure of red mud lakes and the removal of hazardous materials at the Gramercy refinery. We believe the AROs recorded represent reasonable estimates of the costs associated with these future costs. However, given the relatively long time until closure of these assets, such estimates are subject to changes due to a number of factors including, changes in regulatory requirements, costs of labor and materials, and other factors. In addition, we may have other obligations that may arise in the event of a facility closure.

The current portion of the liability of $2.2 million and $2.1 million relates to the disposal of spent pot-liners at New Madrid and is recorded in accrued liabilities in the accompanying consolidated balance sheets at December 31, 2008 and September 30, 2009, respectively. The remaining non-current portion of $6.6 million and $12.9 million is included in other long-term liabilities in the accompanying consolidated balance sheets at December 31, 2008 and September 30, 2009, respectively.

The following is a reconciliation of the aggregate carrying amount of liabilities for the asset retirement obligations (in thousands):

	Year Ended	Nine Months Ended
	December 31, 2008	September 30, 2009
	$	$

Balance, beginning of period	8,802	8,795
Additional liabilities incurred	1,558	1,475
Liabilities assumed in connection with the Joint Venture Transaction	—	6,864
Liabilities settled	(2,161)	(2,745)
Accretion expense	596	625

Balance, end of period	8,795	15,014

For the period ended September 30, 2009, ARO balances reported in the above reconciliation have been adjusted in connection with the asset disposals and additions related to the power outage at our New Madrid smelter.

At September 30, 2009, we had $6.2 million of restricted cash in an escrow account as security for the payment of red mud lake closure obligations that would arise under state environmental laws upon the termination of operations at the Gramercy facility. This amount is included in other assets in the accompanying consolidated balance sheet.

NORANDA ALUMINUM HOLDING CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

20.	NONCONTROLLING INTEREST

Through St. Ann, we hold a 49% partnership interest in St. Ann Jamaica Bauxite Partners (“SAJBP”), in which the GOJ holds 51% interest. SAJBP mines bauxite, approximately 50% of which is sold to Gramercy, with the balance sold to third parties.

St. Ann is a party to several agreements (collectively the “Mining Agreements”) with the GOJ. St. Ann and the GOJ have equal voting rights in SAJBP’s executive committee. St. Ann manages the mining operations under a management agreement. St. Ann receives bauxite from SAJBP at SAJBP’s cost and pays the GOJ a return on its investment in SAJBP through the fees discussed below. St. Ann has a special mining lease with the GOJ for the supply of bauxite. The lease ensures access to sufficient reserves to allow St. Ann to ship annually 4.5 million dry metric tonnes (“DMT”) of bauxite from mining operations in a specified concession area through September 30, 2030. In return for these rights, St. Ann is required to pay annual fees consisting of:

•	Dedication fee — Base dedication fee of $0.6 million per year is tied to a land base of 13,820 acres. The sum actually paid will vary with the current total of bauxite lands owned by the GOJ which is still being used by SAJBP expressed as a proportion of the total land base.

•	Depletion fee — A base depletion fee of $0.2 million is paid on a base shipment of 4,000,000 DMT per annum. Variations in amounts paid will be proportional to changes in shipments.

•	Asset usage fee — St. Ann also pays the GOJ 10% annually on the GOJ’s 51% share of the mining assets. For the period ended December 31, 2008, payments were $1.7 million

•	Production levy — A production levy is determined by a formula applied to the average realized price of primary aluminum as determined by regulation of the GOJ, on all bauxite shipped from Jamaica other than sales to the GOJ and its agencies.

•	Royalty — Royalties are payable to any person for the mining of bauxite at a rate of US $1.50 per dry metric ton of monohydrate bauxite shipped and US $2.00 per dry metric ton of trihydrate bauxite shipped, provided that during any period when the production levy is payable the royalty shall be at a rate of US $0.50 per dry metric ton.

We have determined that SAJBP is a variable interest entity under U.S. GAAP, and St. Ann is SAJBP’s primary beneficiary. Therefore, we consolidate SAJBP into our financial statements beginning with the date of the Joint Venture Transaction. Due to the consolidation of SAJBP, we reflect the following amounts in our balance sheet (in thousands):

September 30, 2009
$

Cash and cash equivalents	311
Accounts receivable	11,931
Inventories, consisting of maintenance supplies inventory and fuel	10,651
Property, plant and equipment	33,707
Other assets	1,817
Accounts payable and accrued liabilities	(43,137)
Environmental, land and reclamation liabilities	(7,736)

Net assets	7,544

Noncontrolling interest (at 51%)	3,847

NORANDA ALUMINUM HOLDING CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

The liabilities recognized as a result of consolidating SAJBP do not represent additional claims on our general assets. SAJBP’s creditors have claims only on the specific assets of SAJBP and St. Ann. Similarly, the assets of SAJBP we consolidate do not represent additional assets available to satisfy claims against our general assets.

St. Ann receives bauxite from SAJBP at SAJBP’s cost therefore, SAJBP operates at breakeven. Further, all returns to the GOJ are provided through the payments from St. Ann under the various fees, levies, and royalties described above. In these circumstances, no portion of SAJBP’s net income (loss) or consolidated comprehensive income (loss) is allocated to the noncontrolling interest. We do not expect the balance of the non-controlling interest to change from period-to-period unless there is an adjustment to the fair value of inventory or property, plant and equipment, as may occur in a LCM or asset impairment scenario.

21.	COMMITMENTS AND CONTINGENCIES

Labor commitments

We are a party to nine collective bargaining agreements which expire at various times. Agreements with two unions at St. Ann expire in May and December 2010, respectively. Our agreement with the union at Gramercy expires in September 2010. All other collective bargaining agreements expire within the next five years.

Legal contingencies

We are a party to legal proceedings incidental to our business. In the opinion of management, the ultimate liability with respect to these actions will not materially affect our financial position, results of operations, and cash flows.

Environmental matters

In addition to our asset retirement obligations discussed in Note 18, we have identified certain environmental conditions requiring remedial action or ongoing monitoring at the Gramercy refinery. As of September 30, 2009, we recorded a $3.2 million liability for remediation of Gramercy’s known environmental conditions. This liability is recorded on the balance sheet in other long-term liabilities. Pursuant to the terms of the purchase agreement for Gramercy in 2004, $1.2 million remains in escrow from the previous owner to reimburse Gramercy for expenses to be incurred in the performance of the environmental remediation. This restricted cash is included in other assets in the accompanying consolidated balance sheet at September 30, 2009.

We believe our environmental liabilities are not likely to have a material adverse effect on financial position, results of operations, and cash flows. However, it is at least reasonably possible that future requirements will result in material liabilities.

Production Levy

The production levy provided for in the Mining Agreements (see Note 19) was formally waived by the GOJ for St. Ann through December 31, 2007. The waiver continued informally through December 31, 2008. We are actively involved in negotiations with the GOJ to formalize the waiver of the levy for 2008, as well as the process for establishing the fiscal regime structure beyond 2008 which will include addressing the levy and related funding issues. Although St. Ann has prepared its financial statements under the assumption that the production levy continues to be waived through September 30, 2009, there is a possibility that St. Ann would pay a production levy ranging up to $5.0 million for bauxite mined prior to September 30, 2009.

NORANDA ALUMINUM HOLDING CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

Guarantees

In connection with the 2005 disposal of a former subsidiary, American Racing Equipment of Kentucky, Inc (“ARE”), we guaranteed certain outstanding leases for the automotive wheel facilities located in Rancho Dominguez, Mexico. The leases have various expiration dates that extend through December 2011. Since March 2008, we were released from the guarantee obligation on one of the properties, resulting in a reduction of the remaining maximum future lease obligations. As of September 30, 2009 the remaining maximum future payments under these lease obligations totaled approximately 18% per year. We have concluded that it is not probable that we will be required to make payments pursuant to these guarantees and we have not recorded a liability for these guarantees. Further, ARE’s purchaser has indemnified us for all losses associated with the guarantees.

Power Contract

On July 24, 2009, Ameren, Missouri’s largest electric utility, which provides electric service to our New Madrid smelter, petitioned the Missouri Public Service Commission (“MoPSC”) for a general rate increase of approximately 18% across all customer categories, including Noranda. Ameren also requested that our contract be modified to include a take-or-pay arrangement. Although we cannot predict the outcome of the rate case, if MoPSC grants Ameren’s entire rate request, our rate would increase approximately 18% or $24.0 million per year. We expect the case to be decided by the MoPSC in June 2010, if not settled prior to that time.

22.	INVESTMENTS IN AFFILIATES

Through August 31, 2009, we held a 50% interest in Gramercy and in St. Ann. On August 31, 2009, we became sole owner of Gramercy and St. Ann. See Note 2 for further information regarding the Joint Venture Transaction.

Summarized financial information for the joint ventures (as recorded in their respective financial statements, at full value, excluding the amortization of the excess carrying values of our investments over the underlying equity in net assets of the affiliates), is presented as of August 31, 2009, prior to the Joint Venture Transaction. Since the transaction date, the results of operations of Gramercy and St. Ann have been included in our condensed consolidated financial statements.

Summarized balance sheet information is as follows (in thousands):

December 31, 2008
$

Current assets	173,661
Non-current assets	110,933

Total assets	284,594

Current liabilities	89,736
Non-current liabilities	17,558

Total liabilities	107,294

Equity	177,300

Total liabilities and equity	284,594

NORANDA ALUMINUM HOLDING CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

Summarized statements of operations information is as follows (in thousands):

		Period From		Period From
	Three Months	July 1	Nine Months	January 1
	Ended	Through	Ended	Through
	September 30,	August 31,	September 30,	August 31,
	2008	2009	2008	2009
	$	$	$	$

Net sales(1)	137,054	51,342	403,491	208,135
Gross profit (loss)	4,738	(5,144)	26,552	5,783
Net income (loss)	1,548	(187)	20,065	11,309

(1)	Net sales include sales to related parties, which include alumina sales to us and our joint venture partner, and bauxite sales from St. Ann to Gramercy (in thousands):

		Period From		Period From
	Three Months	July 1	Three Months	January 1
	Ended	Through	Ended	Through
	September 30,	August 31,	September 30,	August 31,
	2008	2009	2008	2009
	$	$	$	$

St. Ann to Gramercy	11,908	8,852	40,730	29,057
St. Ann to third parties	17,331	6,608	47,342	19,987
Gramercy to us and our joint venture partner	83,996	22,294	246,209	112,149
Gramercy to third parties	23,819	13,588	69,210	46,942

	137,054	51,342	403,491	208,135

Impairment

Beginning in fourth quarter 2008 and continuing through second quarter 2009, the cost of alumina purchased from the Gramercy refinery exceeded the spot prices of alumina available from other sources. Because of the reduced need for alumina caused by the smelter power outage and depressed market conditions, during first quarter 2009 Gramercy reduced its annual production rate of smelter grade alumina from approximately 1.0 million metric tonnes to approximately 0.5 million metric tonnes and implemented other cost saving activities.

These production changes led us to evaluate our investment in the joint ventures for impairment in first quarter 2009, which resulted in a $45.3 million write down ($39.3 million for St. Ann and $6.0 million for Gramercy). In second quarter 2009, we recorded a $35.0 million impairment charge related to our equity-method investment in St. Ann. This impairment reflects second quarter 2009 revisions to our assumptions about St. Ann’s future profitability and cash flows. Each impairment expense is recorded within equity in net (income) loss of investments in affiliates in the consolidated statements of operations.

Our analyses included assumptions about future profitability and cash flows of the joint ventures, which we believe to reflect our best estimates at the date the valuations were performed. The estimates were based on information that was known or knowable at the date of the valuations, and it is at least reasonably possible that the assumptions employed by us will be materially different from the actual amounts or results.

Carrying value compared to underlying equity

The excess of the carrying values of our share of the investments over the amounts of underlying equity in net assets totaled $117.0 million at December 31, 2008. This excess was attributed to long-lived assets such as plant and equipment at Gramercy and mining rights at St. Ann. At September 30, 2009 the excess has been

NORANDA ALUMINUM HOLDING CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

written off, after the effects of business combination accounting in connection with the Joint Venture Transaction.

Prior to the Joint Venture Transaction, the excess was amortized on a straight-line basis for each affiliate as part of recording our share of each joint venture’s earnings or losses. Amortization expense recorded in equity in net (income) loss of investments in affiliates is as follows (in thousands):

Quarter-to-Date	$

Three months ended September 30, 2008	1,872
Period from July 1, 2009 to August 31, 2009	765

Year-to-Date	$

Nine months ended September 30, 2008	5,616
Period from January 1, 2009 to August 31, 2009	4,279

23.	FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). We incorporate assumptions that market participants would use in pricing the asset or liability, and utilize market data to the maximum extent possible. Our fair value measurements incorporate nonperformance risk (i.e., the risk that an obligation will not be fulfilled). In measuring fair value, we reflect the impact of our own credit risk on our liabilities, as well as any collateral. We also consider the credit standing of our counterparties in measuring the fair value of our assets.

We use any of three valuation techniques to measure fair value: the market approach, the income approach, and the cost approach. We determine the appropriate valuation technique based on the nature of the asset or liability being measured and the reliability of the inputs used in arriving at fair value.

The inputs used in applying valuation techniques include assumptions that market participants would use in pricing the asset or liability (i.e., assumptions about risk). Inputs may be observable or unobservable. We use observable inputs in our valuation techniques, and classify those inputs in accordance with the fair value hierarchy, which prioritizes those inputs. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).

Level 1 inputs — Unadjusted quoted prices in active markets for identical assets or liabilities that we have access as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Fair value measurements that may fall into Level 1 include exchange-traded derivatives or listed equities.

Level 2 inputs — Inputs other than quoted prices included in Level 1, which are either directly or indirectly observable as of the reporting date. A Level 2 input must be observable for substantially the full term of the asset or liability. Fair value measurements that may fall into Level 2 could include financial instruments with observable inputs such as interest rates or yield curves.

Level 3 inputs — Unobservable inputs that reflect our own assumptions about the assumptions market participants would use in pricing the asset or liability. Fair value measurements that may be classified as Level 3 could, for example, be determined from our internally developed model that results in our best estimate of fair value. Fair value measurements that may fall into Level 3 could include certain structured derivatives or financial products that are specifically tailored to a customer’s needs.

NORANDA ALUMINUM HOLDING CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the fair value of assets and liabilities and their placement within the fair value hierarchy.

Valuations on a recurring basis

The table below sets forth by level within the fair value hierarchy our assets and liabilities that were measured at fair value on a recurring basis as of September 30, 2009 (in thousands):

	Level 1	Level 2	Level 3	Total Fair Value
	$	$	$	$

Cash equivalents	223,350	—	—	223,350
Derivative assets	—	231,813	—	231,813
Derivative liabilities	—	(45,400)	—	(45,400)

Total	223,350	186,413	—	409,763

Cash equivalents are invested entirely in U.S. treasury securities and short-term treasury bills. These instruments are valued based upon unadjusted, quoted prices in active markets and are classified within Level 1.

Fair values of all derivative instruments are classified as Level 2. Those fair values are primarily measured using industry standard models that incorporate inputs including: quoted forward prices for commodities, interest rates, and current market prices for those assets and liabilities. Substantially all of the inputs are observable throughout the full term of the instrument. The counterparty of our derivative trades is Merrill Lynch, with the exception of a small portion of our variable price aluminum swaps.

In Note 13, we disclose the fair values of our debt instruments. Those fair values are classified as Level 2 within the hierarchy. While the Senior Floating Rates Notes due 2014 and 2015 have quoted market prices, we do not believe transactions on those instruments occur in sufficient enough frequency or volume to warrant a Level 1 classification. Further, the fair values of the term B loan and revolving credit facility are based on interest rates available at each balance date, resulting in a Level 2 classification as well.

Valuations on a non-recurring basis

Fair value of goodwill, trade names and investment in affiliates (prior to the Joint Venture Transaction) are classified as Level 3 within the hierarchy, as their fair values are measured using management’s assumptions about future profitability and cash flows. Such assumptions include a combination of discounted cash flow and market-based valuations. Discounted cash flow valuations require assumptions about future profitability and cash flows, which we believe reflects the best estimates at the date the valuations were performed. Key assumptions used to determine discounted cash flow valuations at March 31, 2009 and June 30, 2009 include: (a) each with cash flow periods of five years; (b) terminal values based upon long-term growth rates ranging from 1.0% to 2.0%; and (c) discount rates based on a risk-adjusted weighted average cost of capital ranging from 12.5% to 13.8% for intangibles and to 19.0% for investment in affiliates.

Accounting for the Joint Venture Transaction involved a number of individual measurements based on significant inputs that are not observable in the market and, therefore, represent a Level 3 measurement.

•	Preliminary fair value of consideration:

•	Fair value of 50% equity interest. The fair values of our existing 50% interests in Gramercy and St. Ann were based on discounted cash flow valuations. These valuations require assumptions about future profitability and cash flows, which we believe reflects the best estimates at August 31, 2009.

NORANDA ALUMINUM HOLDING CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

Key assumptions include: (a) cash flow periods of five years; (b) terminal values based upon long-term growth rates ranging from 1.0% to 2.0%; and (c) discount rates based on a risk-adjusted weighted average cost of capital ranging 17.0% to 20.0%.

•	Noncontrolling interest. The value of GOJ’s noncontrolling interest in SAJBP was calculated as 51% of the net fair value of SAJBP’s assets and liabilities.

•	Preliminary fair values of assets acquired and liabilities assumed:

•	Cash and cash equivalents, accounts receivable, other assets, and accounts payable and accrued liabilities balances were recorded at their carrying values, which approximate fair value.

•	Inventories were valued at their net realizable value. Except for supplies inventory, the fair value of acquired inventory was a function of the inventories stage of production, with separate values established for finished goods, work-in-process, and raw materials. Key inputs included ultimate selling cost, costs to complete in-process material, and disposal or selling costs.

•	Property, plant and equipment were valued using a market approach where we were able to identify comparable sales of real estate and used machinery and equipment. Where comparable sales of used machinery and equipment were not available, we estimated fair value based on the replacement cost of new plant and equipment, less depreciation and decreases in value due to physical depreciation, functional obsolescence and economic obsolescence. Whether valuations were based on comparable sales or depreciated replacement cost, we considered the highest and best use for the assets being valued, which was determined to be their current use in the production of alumina or the mining of bauxite.

•	Intangible assets consist of contractual and non-contractual customer relationships. Valuations for these assets were based on discounted cash flow valuations. These valuations require assumptions about future profitability and cash flows, which we believe reflects the best estimates at August 31, 2009. Key assumptions include: (a) cash flow periods over the estimated contract lives based on customer retention rates, and (b) discount rates based on a risk-adjusted weighted average cost of capital ranging 20.0% to 23.0%

•	Asset retirement obligations and reclamation liabilities were valued at fair value using a discounted cash flow approach with credit-adjusted risk free rates ranging from 9.0% to 10.0%.

NORANDA ALUMINUM HOLDING CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

24.	SEGMENTS

In connection with the Joint Venture Transaction, we re-evaluated our segment structure and now exclude corporate expenses from our upstream reportable segment. Corporate expenses going forward will be unallocated. Prior year segment disclosures have been adjusted to reflect the new structure. Refer to Note 1 for a description of the segments. The following tables summarize the operating results and assets of our reportable segments (in thousands):

	Three Months Ended September 30, 2009
	Upstream	Downstream	Corporate	Eliminations	Consolidated
	$	$	$	$	$

Sales:
External customers	108,678	109,881	—	—	218,559
Intersegment	5,784	—	—	(5,784)	—

	114,462	109,881	—	(5,784)	218,559

Costs and Expenses:
Cost of sales	127,071	97,181	—	(5,784)	218,468
Selling, general and administrative expenses	4,266	5,234	9,239	—	18,739
Goodwill and other intangible asset impairment	—	—	—	—	—
Excess insurance proceeds	(14,282)	—	—	—	(14,282)

	117,055	102,415	9,239	(5,784)	222,925

Operating income (loss)	(2,593)	7,466	(9,239)	—	(4,366)

Interest expense, net					12,577
(Gain) loss on hedging activities, net					(5,747)
Equity in net (income) loss of investments in affiliates					860
(Gain) loss on debt repurchase					(28,574)

Income before income taxes					16,518

Depreciation and amortization	16,625	4,909	102	—	21,636
Capital expenditures	8,721	552	578	—	9,851

NORANDA ALUMINUM HOLDING CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

	Nine Months Ended September 30, 2009
	Upstream	Downstream	Corporate	Eliminations	Consolidated
	$	$	$	$	$

Sales:
External customers	235,592	304,961	—	—	540,553
Intersegment	24,640	—	—	(24,640)	—

	260,232	304,961	—	(24,640)	540,553

Costs and Expenses:
Cost of sales	317,346	273,826	—	(24,640)	566,532
Selling, general and administrative expenses	14,476	11,542	25,664	—	51,682
Goodwill and other intangible asset impairment	—	43,000	—	—	43,000
Excess insurance proceeds	(43,467)	—	—	—	(43,467)

	288,355	328,368	25,664	(24,640)	617,747

Operating income (loss)	(28,123)	(23,407)	(25,664)	—	(77,194)

Interest expense, net					42,551
(Gain) loss on hedging activities, net					(104,073)
Equity in net (income) loss of investments in affiliates					78,961
(Gain) loss on debt repurchase					(193,224)

Income before income taxes					98,591

Depreciation and amortization	49,412	16,659	246	—	66,317
Capital expenditures	27,483	3,095	1,633	—	32,211
Segment assets, as of September 30, 2009	896,457	455,025	525,984	(2,348)	1,875,118

	Three Months Ended September 30, 2008
	Upstream	Downstream	Corporate	Eliminations	Consolidated
	$	$	$	$	$

Sales:
External customers	182,548	174,862	—	—	357,410
Intersegment	27,427	—	—	(27,427)	—

	209,975	174,862	—	(27,427)	357,410

Costs and Expenses:
Cost of sales	169,503	170,830	—	(27,427)	312,906
Selling, general and administrative expenses	3,526	2,602	6,286	—	12,414

	173,029	173,432	6,286	(27,427)	325,320

Operating income (loss)	36,946	1,430	(6,286)	—	32,090

Interest expense, net					19,816
(Gain) loss on hedging activities, net					45,496
Equity in net (income) loss of investments in affiliates					1,652

Income (loss) before income taxes					(34,874)

Depreciation and amortization	17,565	6,983	170	—	24,718
Capital expenditures	11,091	2,990	107	—	14,188

NORANDA ALUMINUM HOLDING CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

	Nine Months Ended September 30, 2008
	Upstream	Downstream	Corporate	Eliminations	Consolidated
	$	$	$	$	$

Sales:
External customers	522,823	482,083	—	—	1,004,906
Intersegment	80,937	—	—	(80,937)	—

	603,760	482,083		(80,937)	1,004,906

Costs and Expenses:
Cost of sales	454,982	472,778	—	(80,937)	846,823
Selling, general and administrative expenses	14,882	9,260	24,958	—	49,100

	469,864	482,038	24,958	(80,937)	895,923

Operating income (loss)	133,896	45	(24,958)	—	108,983

Interest expense, net					65,043
(Gain) loss on hedging activities, net					50,497
Equity in net (income) loss of investments in affiliates					(3,862)
(Gain) loss on debt repurchase					1,202

Income (loss) before income taxes					(3,897)

Depreciation and amortization	53,709	20,094	246	—	74,049
Capital expenditures	30,544	6,569	351	—	37,464
Segment assets at December 31, 2008	786,839	505,086	646,825	(2,579)	1,936,171

25.	NON-GUARANTOR SUBSIDIARY

In February 2009, we formed NHB, a 100%-owned subsidiary of AcquisitionCo for the purpose of acquiring outstanding HoldCo Notes. During the nine months ended September 30, 2009, we contributed capital of $36.1 million to NHB to fund these debt purchases. As of September 30, 2009, NHB had acquired HoldCo Notes with an aggregate principal balance totaling $138.9 million, for an aggregate purchase price of $36.0 million, plus fees. None of the Holdco Notes purchased by NHB have been retired.

•	At September 30, 2009, NHB’s only assets were an immaterial amount of cash and the acquired HoldCo Notes, which are carried at their fair value of $71.8 million, including $4.3 million of accrued interest. At September 30, 2009, NHB owed $1.2 million to a guarantor affiliate for the payment of fees on NHB’s behalf, and carried a $5.9 million liability to a guarantor affiliate for estimated taxes.

•	During the nine months ended September 30, 2009, NHB’s only cash activities were $36.1 million of capital contributions, $0.2 million of cash receipts from AcquisitionCo to pay transaction costs, and the purchase of HoldCo Notes with an aggregate principal balance of $138.9 million for the price of $36.0 million, plus fees.

NORANDA ALUMINUM HOLDING CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

NORANDA ALUMINUM HOLDING CORPORATION

Consolidated Balance Sheet
As of September 30, 2009
(in thousands)
(unaudited)

	HoldCo	Guarantors	NHB	Eliminations	Consolidated
	$	$	$	$	$

Current assets:
Cash and cash equivalents	21,527	234,958	31	—	256,516
Accounts receivable, net	—	101,846	—	—	101,846
Interest due from affiliates	—	—	4,332	(4,332)	—
Inventories	—	176,503	—	—	176,503
Derivative assets, net	—	70,481	—	—	70,481
Taxes receivable	63	2,872	—	—	2,935
Other current assets	169	16,866	—	—	17,035

Total current assets	21,759	603,526	4,363	(4,332)	625,316
Investments in affiliates	211,083	64,788	67,536	(343,407)	—
Advances due from affiliates	—	5,910	(5,910)	—	—
Property, plant and equipment, net	—	759,962	—	—	759,962
Goodwill	—	202,576	—	—	202,576
Other intangible assets, net	—	82,780	—	—	82,780
Long-term derivative assets, net	—	115,932	—	—	115,932
Other assets	601	87,951	—	—	88,552

Total assets	233,443	1,923,425	65,989	(347,739)	1,875,118

Current liabilities:
Trade accounts payable	4	62,143	—	—	62,147
Accrued liabilities	—	61,586	—	—	61,586
Accrued interest:
Third parties	—	246	—	—	246
Affiliates	4,332	—	—	(4,332)	—
Deferred tax liabilities	(6,544)	34,286	—	—	27,742
Current portion of long-term debt	—	—	—	—	—

Total current liabilities	(2,208)	158,261	—	(4,332)	151,721
Long-term debt	212,934	952,990	—	(144,939)	1,020,985
Pension and OPEB liabilities	—	140,581	—	—	140,581
Other long-term liabilities	2,108	60,027	—	—	62,135
Advances due to affiliates	3,190	(4,391)	1,201	—	—
Deferred tax liabilities	68	277,615	—	63,984	341,667
Unallocated purchase price	—	127,259	—	—	127,259
Shareholders’ equity:
Common stock	218	—	—	—	218
Capital in excess of par value	17,444	216,605	36,088	(252,693)	17,444
Accumulated deficit	(178,018)	(179,382)	3,900	213,701	(139,799)
Accumulated other comprehensive income	173,860	173,860	24,800	(223,460)	149,060

Total Noranda shareholders’ equity	13,504	211,083	64,788	(262,452)	26,923
Noncontrolling interest	3,847	—	—	—	3,847

Total shareholders’ equity	17,351	211,083	64,788	(262,452)	30,770

Total liabilities and shareholders’ equity	233,443	1,923,425	65,989	(347,739)	1,875,118

NORANDA ALUMINUM HOLDING CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

NORANDA ALUMINUM HOLDING CORPORATION

Consolidated Statements of Operations
(in thousands)
(unaudited)

	Three Months Ended September 30, 2009
	HoldCo	Guarantors	NHB	Eliminations	Consolidated
	$	$	$	$	$

Sales	—	218,559	—	—	218,559

Operating costs and expenses:
Cost of sales	—	218,468	—	—	218,468
Selling, general and administrative expenses	724	18,011	4	—	18,739
Excess insurance proceeds	—	(14,282)	—	—	(14,282)

	724	222,197	4	—	222,925

Operating income (loss)	(724)	(3,638)	(4)	—	(4,366)

Other (income) expenses
Interest expense (income), net	4,372	11,128	(2,923)	—	12,577
Gain (loss) on hedging activities, net	—	(5,747)	—	—	(5,747)
Equity in net (income) loss of investments in affiliates	(7,312)	155	—	8,017	860
(Gain) loss on debt repurchase	(69)	(25,500)	—	(3,005)	(28,574)

Total other (income) expenses	(3,009)	(19,964)	(2,923)	5,012	(20,884)

Income (loss) before income taxes	2,285	16,326	2,919	(5,012)	16,518
Income tax (benefit) expense	(2,643)	9,014	2,214	3,605	12,190

Net income (loss) for the period	4,928	7,312	705	(8,617)	4,328

	Nine Months Ended September 30, 2009
	HoldCo	Guarantors	NHB	Eliminations	Consolidated
	$	$	$	$	$

Sales	—	540,553	—	—	540,553

Operating costs and expenses:
Cost of sales	—	566,532	—	—	566,532
Selling, general and administrative expenses	2,356	49,315	11	—	51,682
Goodwill and other intangible asset impairment	—	43,000	—	—	43,000
Excess insurance proceeds	—	(43,467)	—	—	(43,467)

	—	—	—	—	615,380

Operating income (loss)	(2,356)	(74,827)	(11)	—	(77,194)

Other (income) expenses
Interest expense (income), net	13,960	38,919	(10,328)	—	42,551
Gain (loss) on hedging activities, net	—	(104,073)	—	—	(104,073)
Equity in net (income) loss of investments in affiliates	1,811	75,061	—	2,089	78,961
(Gain) loss on debt repurchase	(11,078)	(79,943)	—	(102,203)	(193,224)

Total other (income) expenses	4,693	(70,036)	(10,328)	(100,114)	(175,785)

Income (loss) before income taxes	(7,049)	(4,791)	10,317	100,114	98,591
Income tax (benefit) expense	(5,311)	(2,980)	6,417	63,984	62,110

Net income (loss) for the period	(1,738)	(1,811)	3,900	36,130	36,481

NORANDA ALUMINUM HOLDING CORPORATION

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

NORANDA ALUMINUM HOLDING CORPORATION

Condensed Consolidated Statement of Cash Flows
Nine months ended September 30, 2009
(in thousands)
(unaudited)

	HoldCo	Guarantors	NHB	Eliminations	Consolidated
	$	$	$	$	$

OPERATING ACTIVITIES
Cash provided by (used in) operating activities	(4,140)	234,790	485	(694)	230,441

INVESTING ACTIVITIES
Capital expenditures	—	(32,211)	—	—	(32,211)
Purchase of debt	—	—	(36,742)	36,742	—
Proceeds from insurance related to capital expenditures	—	11,495	—	—	11,495
Proceeds from sale of property, plant and equipment	—	7	—	—	7
Cash acquired in business combination	—	11,136	—	—	11,136

Cash provided by (used in) investing activities	—	(9,573)	(36,742)	36,742	(9,573)

FINANCING ACTIVITIES
Proceeds from issuance of shares	—	41	—	—	41
Distribution to shareholders	—	—	—	—	—
Repurchase of shares	(90)	—	—	—	(90)
Issuance of shares	—	—	—	—	—
Borrowings on revolving credit facility	—	13,000	—	—	13,000
Repayments on revolving credit facility	—	(14,500)	—	—	(14,500)
Repurchase of debt	(2,673)	(84,298)	—	(36,048)	(123,019)
Repayment of long-term debt	—	(24,500)	—	—	(24,500)
Intercompany advances	3,049	(3,249)	200	—	—
Capital contribution (to subsidiary) from parent	—	(36,088)	36,088	—	—
Distribution (to parent from subsidiary)	1,280	(1,280)	—	—	—

Cash provided by (used in) financing activities	1,566	(150,874)	36,288	(36,048)	(149,068)

Change in cash and cash equivalents	(2,574)	74,343	31	—	71,800
Cash and cash equivalents, beginning of period	24,101	160,615	—	—	184,716

Cash and cash equivalents, end of period	21,527	234,958	31	—	256,516

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers of
Gramercy Alumina LLC

We have audited the accompanying balance sheets of Gramercy Alumina LLC (the “Company”) as of December 31, 2007 and 2008, and the related statements of operations, changes in members’ equity, comprehensive income, and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2008, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/  DELOITTE & TOUCHE LLP

New Orleans, Louisiana
February 18, 2009

GRAMERCY ALUMINA LLC

BALANCE SHEETS
AS OF DECEMBER 31, 2007 AND 2008
(In thousands)

	2007	2008

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$608	$3,982
Trade receivables:
Affiliates	55,553	67,875
Others	8,932	6,081
Other receivables	816	606
Inventories	31,749	32,825
Prepaid expenses	1,225	1,933

Total current assets	98,883	113,302
PROPERTY, PLANT AND EQUIPMENT — Net	33,402	47,391
OTHER ASSETS — Including restricted cash of $7,787 and $7,846 in 2007 and 2008, respectively	10,145	9,848

TOTAL	$142,430	$170,541

LIABILITIES AND MEMBERS’ EQUITY
LIABILITIES:
Current liabilities:
Trade accounts payable	$27,781	$26,570
Accrued employee costs	6,731	6,349
Other current liabilities	2,133	4,075
Due to affiliate	7,388	9,366

Total current liabilities	44,033	46,360

Noncurrent liabilities:
Environmental liabilities	4,558	4,180
Asset retirement obligations	3,144	3,419
Pension and other postretirement benefit obligations	1,486	2,706

Total noncurrent liabilities	9,188	10,305

Total liabilities	53,221	56,665
COMMITMENTS AND CONTINGENCIES (Note 7)
MEMBERS’ EQUITY	89,209	113,876

TOTAL	$142,430	$170,541

See notes to financial statements.

GRAMERCY ALUMINA LLC

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007, AND 2008
(In thousands)

	2006	2007	2008
	(Unaudited)

REVENUE:
Affiliates	$269,172	$278,234	$325,932
Others	84,355	94,091	98,153

Total revenue	353,527	372,325	424,085

COST OF SALES AND EXPENSES:
Cost of sales, excluding depreciation and amortization (includes affiliated purchases of $55,378, $54,317, and $54,262 in 2006 (unaudited), 2007, and 2008, respectively)	328,306	339,495	388,019
Depreciation and amortization	952	2,830	5,060
Accretion expense	147	152	274
Selling, general, and administrative expenses	4,957	5,414	5,715

Total cost of sales and expenses	334,362	347,891	399,068

OPERATING INCOME	19,165	24,434	25,017
INTEREST INCOME	512	662	220
OTHER INCOME — Net	1,585	318	153

NET INCOME	$21,262	$25,414	$25,390

See notes to financial statements.

GRAMERCY ALUMINA LLC

STATEMENTS OF CHANGES IN MEMBERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007, AND 2008
(In thousands)

MEMBERS’ EQUITY — January 1, 2006 (unaudited)	$42,702
Net income (unaudited)	21,262
Other comprehensive income (loss) — minimum pension liability adjustment (unaudited)	64
Adjustment to accumulated other comprehensive income (loss) to initially apply SFAS No. 158 (Note 6) (unaudited)	(197)

MEMBERS’ EQUITY — December 31, 2006 (unaudited)	63,831
Net income	25,414
Other comprehensive income (loss) — Pension and other postretirement benefit obligations (Note 6)	(36)

MEMBERS’ EQUITY — December 31, 2007	89,209
Net income	25,390
Other comprehensive income (loss) — Pension and other postretirement benefit obligations (Note 6)	(723)

MEMBERS’ EQUITY — December 31, 2008	$113,876

See notes to financial statements.

GRAMERCY ALUMINA LLC

STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007, AND 2008
(In thousands)

	2006	2007	2008
	(Unaudited)

COMPREHENSIVE INCOME:
Net income	$21,262	$25,414	$25,390
Other comprehensive income (loss):
Minimum pension liability adjustment	64
Pension and other postretirement benefit obligations		(36)	(723)

TOTAL	$21,326	$25,378	$24,667

See notes to financial statements.

GRAMERCY ALUMINA LLC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007, AND 2008
(In thousands)

	2006	2007	2008
	(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$21,262	$25,414	$25,390
Adjustments to reconcile net income to net cash provided by operating activities:
Gain from insurance settlements	(1,452)
Depreciation, amortization, and accretion	1,099	2,982	5,334
Interest income on restricted cash — net of $0, $70 and $0 cash received in 2006, 2007 and 2008, respectively		(229)	(59)
Changes in operating assets and liabilities:
Trade receivables	(11,258)	(20,731)	(9,471)
Due to/from affiliates	(7,414)	8,023	1,978
Other receivables	886	(701)	210
Inventories	(2,402)	(5,868)	(1,076)
Prepaid expenses	1,509	332	(708)
Other assets	530	60	356
Trade accounts payable	2,448	2,116	(1,992)
Accrued employee costs	(563)	635	(382)
Other operating liabilities	2,058	75	2,062

Net cash provided by operating activities	6,703	12,108	21,642

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant, and equipment	(6,723)	(12,565)	(18,268)
Proceeds from insurance settlements	1,452
Decrease (increase) in restricted cash	(572)	170

Net cash used in investing activities	(5,843)	(12,395)	(18,268)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	860	(287)	3,374
CASH AND CASH EQUIVALENTS — Beginning of year	35	895	608

CASH AND CASH EQUIVALENTS — End of year	$895	$608	$3,982

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES — Payables for capital expenditures	$—	$1,121	$781

See notes to financial statements.

GRAMERCY ALUMINA LLC

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2008, AND
FOR THE YEARS ENDED DECEMBER 31, 2006 (UNAUDITED), 2007, AND 2008
(Information as of and for the year ended December 31, 2006 is unaudited)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Operations — Gramercy Alumina LLC (the “Company”) was formed as a limited liability company on March 2, 2004, by Gramercy Alumina Holdings Inc. and Century Louisiana, Inc. Gramercy Alumina Holdings Inc. (a subsidiary of Noranda Aluminum Acquisition Corporation (Noranda) effective May 18, 2007, and Xstrata Plc prior thereto) and Century Louisiana, Inc. (a subsidiary of Century Aluminum Company) each have a 50% ownership interest in the Company. The Company began operations on October 1, 2004. Pursuant to the agreements governing the Company, the members are required to begin negotiations in 2009 concerning continuation of the Company after December 31, 2010.

The Company operates a refinery located in Gramercy, Louisiana. The Gramercy refinery chemically refines bauxite into alumina, the principal raw material used in the production of primary aluminum. The majority of the Company’s alumina production is supplied to production facilities owned by the Company’s members. The remaining sales are generally to third-party users in various industries, including water treatment, flame retardants, building products, detergents, and glass.

Gramercy Alumina Holdings Inc. and Century Louisiana, Inc. acquired the Gramercy alumina refinery and related bauxite mining assets in Jamaica pursuant to the terms of an Asset Purchase Agreement, dated May 17, 2004, with an unrelated third party. The sale was completed on September 30, 2004. The Company was formed to own and operate the Gramercy alumina refinery and St. Ann Bauxite Limited was formed to own and operate the bauxite mining assets in Jamaica.

Gramercy Alumina Holdings Inc. and Century Louisiana, Inc. each contributed as initial capital contributions their 100% interest in the acquired net assets of the Gramercy refinery.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition — The Company recognizes revenue when the risks and rewards of ownership have transferred to the customer. Shipping terms are generally F.O.B. shipping point.

Cash and Cash Equivalents — The Company considers highly liquid short-term investments with original maturities of three months or less to be cash equivalents.

Inventories — The Company’s inventories, including bauxite and alumina inventories, are stated at the lower of cost (using average cost) or market.

Property, Plant and Equipment — Property, plant and equipment are recorded at cost. Depreciation is provided on the straight-line basis over the estimated useful lives of the respective assets (12 years weighted average — machinery and equipment). Maintenance and repairs are charged to expense as incurred. Major improvements are capitalized. When items of property, plant, and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is recorded in the statement of operations.

Impairment of Long-Lived Assets — The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. Any impairment of the asset is

GRAMERCY ALUMINA LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

recognized when it is probable that such undiscounted cash flows will be less than the carrying value of the asset. If the undiscounted cash flows do not exceed the carrying value, then impairment is measured based on fair value compared to carrying value, with fair value typically based on a cash flow model, comparable asset sales or solicited offers. No impairment of long-lived assets was recorded for the years ended December 31, 2006, 2007, and 2008.

Self-Insurance — The Company is primarily self-insured for workers’ compensation and healthcare costs. Self-insurance liabilities are determined based on claims filed and an estimate of claims incurred but not reported. As of December 31, 2007 and 2008, the Company had $1.6 million and $1.5 million of accrued liabilities related to these claims. The Company has $1.4 million in a restricted cash account to secure the payment of workers’ compensation obligations as of December 31, 2007 and 2008. Such amount is included in other assets in the accompanying balance sheets.

Asset Retirement Obligations — In accordance with Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations, the Company records the fair value of a legal liability for asset retirement obligations (ARO) in the period in which they are incurred and capitalizes the ARO by increasing the carrying amount of the related assets. The obligations are accreted to their present value each period and the capitalized cost is depreciated over the estimated useful lives (17 to 20 years) of the related assets (see Note 5).

Fair Value of Financial Instruments — The carrying values of the Company’s financial instruments, including cash and cash equivalents, receivables, accounts payable, due to affiliate, and certain accrued liabilities, approximate fair market value due to their short-term nature.

Environmental Liabilities — Costs related to environmental liabilities are accrued when it is probable that a liability has been incurred and the amount can be reasonably estimated. These amounts are based on the future estimated costs under existing regulatory requirements using existing technology (see Note 7).

Income Taxes — The Company has elected to be treated as a partnership for income tax purposes. Accordingly, income taxes are the responsibility of the members and the financial statements include no provision for income taxes.

Comprehensive Income (Loss) — Comprehensive income (loss) includes net income and other comprehensive income (loss) which, in the case of the Company, consists solely of adjustments related to pension and postretirement benefit obligations. Accumulated other comprehensive losses totaled $234,000 and $957,000 at December 31, 2007 and 2008.

Recent Accounting Pronouncements — In May 2008, the Financial Accounting Standards Board (FASB) issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (SFAS No. 162), which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States. The effective date of SFAS No. 162 is November 15, 2008. The adoption of SFAS No. 162 did not have an effect on the Company’s financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities — an Amendment to FASB Statement No. 133 (SFAS No. 161), which requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit risk related to contingent features in derivative agreements. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008. Early adoption has been encouraged by the FASB. Management is currently assessing SFAS No. 161, but does anticipate that implementation of the new standard will have a material impact on the Company’s financial statements.

GRAMERCY ALUMINA LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51 (SFAS No. 160). SFAS No. 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, it requires the recognition of a noncontrolling interest as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS No. 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, SFAS No. 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS No. 160 also requires expanded disclosure requirements regarding the interests of the parent and its noncontrolling interests. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. Management believes that the implementation of SFAS No. 160 will not have a material impact on the Company’s financial statements.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations (SFAS No. 141(R)). According to transition rules of the new standard, the Company will apply it prospectively to any business combinations with an acquisition date on or after January 1, 2009, except that certain changes in SFAS No. 109, Accounting for Income Taxes, may apply to acquisitions, which were completed prior to January 1, 2009. Early adoption is not permitted. Management believes that the implementation of SFAS No. 141(R) will not have a material impact on the Company’s financial statements.

2.	RELATED PARTY TRANSACTIONS

At December 31, 2007 and 2008, due from (to) affiliates consisted of the following (in thousands):

	2007	2008

Trade receivables:
Century Alumina of Kentucky LLC	$27,982	$33,625
Noranda Aluminum, Inc.	27,571	34,250

Total	$55,553	$67,875

Due to affiliate — St. Ann Bauxite Limited	$(7,388)	$(9,366)

The Company purchases the majority of its bauxite from St. Ann Bauxite Limited (SABL), an entity affiliated through common ownership and control (see Note 7). In certain instances, the Company advances funds to SABL prior to the shipment of bauxite. Purchases from SABL approximated $55.4 million, $54.3 million, and $54.3 million for the years ended December 31, 2006 (unaudited), 2007, and 2008, respectively.

The Company is reimbursed for certain management personnel, support personnel, and services (purchasing, IT services, and accounting) provided to SABL. Included in the statements of operations for 2006 (unaudited), 2007, and 2008 is approximately $547,000, $546,000, and $712,000, respectively, of amounts charged to SABL for such personnel, support, and services.

The Company sells a substantial portion of its production to its members or entities affiliated with its members at sales prices which are substantially equivalent to its actual cost per metric ton. Revenues derived from sales to Century Aluminum Company and/or its affiliates and Noranda and/or its affiliates (Xstrata Plc prior to May 18, 2007) approximated $134.2 million and $135.0 million, respectively, in 2006 (unaudited), $139.4 million and $138.9 million, respectively, in 2007, and $162.4 million and $163.5 million, respectively in 2008. (See Note 8)

GRAMERCY ALUMINA LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

3.	INVENTORIES

The components of inventories at December 31, 2007 and 2008, were as follows (in thousands):

	2007	2008

Raw materials	$14,661	$14,081
Work-in-process	6,019	7,188
Finished goods	1,834	2,690
Supplies	9,235	8,866

Total	$31,749	$32,825

4.	PROPERTY, PLANT AND EQUIPMENT

At December 31, 2007 and 2008, property, plant and equipment consisted of the following (in thousands):

	2007	2008

Land and improvements	$8,583	$13,373
Machinery and equipment	23,869	29,661
Estimated closure costs associated with asset retirement obligations	2,691	2,691
Construction in progress	2,639	11,106

	37,782	56,831
Less accumulated depreciation and amortization	(4,380)	(9,440)

Total	$33,402	$47,391

Depreciation and amortization expense for the years ended December 31, 2006 (unaudited), 2007, and 2008, totaled $0.952 million, $2.830 million and $5.060 million, respectively.

5.	ASSET RETIREMENT OBLIGATIONS

The Company’s asset retirement obligations relate primarily to costs associated with the future closure of certain red mud lakes at the Gramercy refinery.

A reconciliation of changes in the asset retirement obligations for each of the years ended December 31, 2006 (unaudited), 2007, and 2008, is presented below (in thousands):

	2006	2007	2008
	(Unaudited)

Balance — beginning of year	$1,686	$1,833	$3,144
Revisions in previous estimates		1,159
Accretion expense	147	152	275

Balance — end of year	$1,833	$3,144	$3,419

The Company believes its asset retirement obligations represent reasonable estimates of the costs associated with the future closure of certain red mud lakes at the Gramercy facility. However, given the relatively long time until closure of these assets, such estimates are subject to changes due to a number of factors including, but not limited to, changes in regulatory requirements, costs of labor and materials, and other factors.

At December 31, 2007 and 2008, the Company had $6.2 million of restricted cash in an escrow account as security for the payment of these closure obligations that would arise under state environmental laws upon

GRAMERCY ALUMINA LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

the termination of operations at the Gramercy facility. These amounts are included in other assets in the accompanying balance sheets.

6.	EMPLOYEE BENEFITS

The Company has a salaried employee savings plan and an hourly employee savings plan for eligible employees. The Company matches 50% of each salaried employee’s pre-tax contributed dollars up to 6% of the employee’s total pre-tax contribution to the plan. Effective January 1, 2006, the Company matches 50% of a specified percentage (ranging from 2% for 2006 to 6% for 2010) of each hourly employee’s pre-tax contributed dollars. Certain hourly employees earn a fixed dollar amount contribution from the Company ranging from $800 to $2,400 based on the participant’s age and service. Plan expenses of approximately $504,000, $398,000, and $399,000 were recorded during the years ended December 31, 2006 (unaudited), 2007, and 2008, respectively.

Effective January 1, 2005, the Company established a defined contribution pension plan for its eligible salaried employees. The Company contributes a percentage ranging from 1% to 10% of a participant’s earnings based on the participant’s age at the beginning of a plan year. Plan expenses of approximately $598,000, $645,000, and $790,000 were recorded during the years ended December 31, 2006 (unaudited), 2007, and 2008, respectively.

The Company entered into an agreement with the United Steelworkers of America (USWA) to establish a defined benefit pension plan for its eligible hourly employees effective January 1, 2005 (the “Pension Plan”). The defined benefit is $52 per month for each year of benefit service prior to 2010, plus $53 per month for each year of benefit service earned on or after January 1, 2010, for each participant. Plan expense of approximately $1,106,000, $1,045,000 and $1,033,000 were recorded by the Company in 2006 (unaudited), 2007, and 2008, respectively.

The Company’s medical reimbursement plan (the “Medical Plan”) provides certain medical benefits to employees and their spouses upon retirement. To be eligible, a former employee must have greater than 5 years of service and retire after age 55. Plan expenses of approximately $119,000, $124,000 and $143,000 were recorded by the Company in 2006 (unaudited), 2007, and 2008, respectively.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an Amendment of FASB Statements No. 87, 88, 106 and 132(R). SFAS No. 158 requires, among other things, an employer to fully recognize a plan’s overfunded or underfunded status in its balance sheets and recognize the changes in a plan’s funded status in comprehensive income in the year in which the changes occur. Implementation of these provisions of SFAS No. 158 was required for fiscal years ended after December 15, 2006. The Company adopted SFAS No. 158 effective on December 31, 2006. SFAS No. 158 further requires an employer to measure plan assets and obligations that determine its funded status as of the end of its fiscal year. The Company already measures its plan assets and liabilities as of December 31; therefore, this provision did not impact the Company’s financial statements.

GRAMERCY ALUMINA LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

The following table sets forth the changes in benefit obligations, changes in plan assets, and the estimated funded status for the Pension Plan and the Medical Plan and the amounts recognized by the Company as of December 31, 2006, 2007, and 2008 (in thousands):

	Pension Plan			Medical Plan
	2006	2007	2008	2006	2007	2008
	(Unaudited)			(Unaudited)

Change in benefit obligation:
Projected benefit obligation — beginning of year	$1,255	$2,292	$3,402	$135	$238	$333
Service cost	978	945	952	104	103	114
Interest cost	128	188	262	13	19	27
Actuarial loss (gain)	(67)	11	(17)	(14)	(27)	(25)
Benefits paid	(2)	(33)	(85)

Projected benefit obligation — end of year	$2,292	$3,403	$4,514	$238	$333	$449

Change in plan assets:
Fair value of plan assets — beginning of year	$—	$851	$2,221	$—	$—	$—
Actual return on plan assets	20	35	(585)
Employer contributions	833	1,368	659
Benefits paid	(2)	(33)	(85)

Fair value of plan assets — end of year	$851	$2,221	$2,210	$—	$—	$—

Funded status of plan — end of year	$(1,442)	$(1,182)	$(2,304)	$(238)	$(333)	$(449)

Net amount recognized	$(1,442)	$(1,182)	$(2,304)	$(238)	$(333)	$(449)

Amounts recognized in the balance sheets:
Accrued employee costs	$—	$—	$—	$(15)	$(28)	$(47)
Pension and other postretirement benefit obligations	(1,442)	(1,182)	(2,304)	(223)	(305)	(402)

Net amounts recognized	$(1,442)	$(1,182)	$(2,304)	$(238)	$(333)	$(449)

Amounts recognized in accumulated other comprehensive income (loss):
Net (gain) loss	$(5)	$79	$847	$(14)	$(41)	$(66)
Prior service cost	194	175	156	22	20	18

Total	$189	$254	$1,003	$8	$(21)	$(48)

GRAMERCY ALUMINA LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

Net periodic benefit cost for the Pension Plan and the Medical Plan for the years ended December 31, 2006, 2007, and 2008, includes the following components (in thousands):

	Pension Plan			Medical Plan
	2006	2007	2008	2006	2007	2008
	(Unaudited)			(Unaudited)

Service cost	$978	$945	$952	$105	$103	$114
Interest cost	128	188	262	12	19	27
Expected return on assets	(19)	(107)	(200)
Prior service cost amortization	19	19	19	2	2	2

Net periodic benefit cost	$1,106	$1,045	$1,033	$119	$124	$143

Other changes in plan assets and benefit obligations recognized in other comprehensive income are as follows (in thousands):

	Pension Plan		Medical Plan
	2007	2008	2007	2008

Current year actuarial (gain) loss	$84	$769	$(27)	$(25)
Recognition of prior service (credit) cost	(19)	(19)	(2)	(2)

Total	$65	$750	$(29)	$(27)

The estimated loss and prior service cost for the pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $35,000 and $19,000 respectively. The estimated gain and prior service cost for the medical plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are ($2,000) and $2,000, respectively.

The accumulated benefit obligation for the Company’s Pension Plan at December 31, 2007 and 2008 approximated $3.4 million and $4.5 million, respectively.

Projected benefit obligations and net periodic benefit costs are based on actuarial estimates and assumptions. The weighted-average discount rate used in determining the actuarial present value of the projected benefit obligation for the Pension Plan was 6.30% and 6.15% at December 31, 2007 and 2008, respectively, while the discount rate used in determining the benefit obligation for the Medical Plan was 5.95% and 6.00% at December 31, 2007 and 2008, respectively. Discount rates of 5.70%, 5.90% and 6.30%, respectively, were used to determine pension expense and discount rates of 5.50%, 5.80% and 5.95%, respectively, were used to determine the medical reimbursement plan expense for the years ended December 31, 2006 (unaudited), 2007, and 2008.

The Company’s expected long-term rate of return on the Pension Plan assets is 8.00% at December 31, 2007 and 2008. The Company seeks a balanced return on Pension Plan assets through a diversified investment strategy, including a target asset allocation of 65% equity securities, 30% fixed income securities and 5% cash. The Company’s Pension Plan asset portfolio at December 31, 2007 and 2008, reflects a balance of investments split approximately 50% and 50%, and 70% and 30% between equity and fixed income securities, respectively.

The Company expects to contribute $1,344,000 to the Pension Plan and $47,000 to the Medical Plan in 2009.

GRAMERCY ALUMINA LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

The following annual benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in thousands):

	Pension	Medical
Years Ending December 31	Plan	Plan

2009	$71	$47
2010	124	45
2011	178	33
2012	234	107
2013	287	50
2014 — 2018	2,472	594

In addition, the Company has agreed with the USWA to contribute to a Voluntary Employee Benefits Association (VEBA) plan to provide health care retiree benefits for eligible hourly employees. The Company made contributions of $200,000 to the VEBA in 2006 (unaudited), 2007, and 2008. Annual contributions of $200,000 are scheduled from 2006 to 2009, and $500,000 contributions are scheduled from 2010 to 2012. Additional variable contributions may be negotiated with the USWA when the current labor agreement expires in September 2010.

7.	COMMITMENTS AND CONTINGENCIES

Operating Leases — The Company leases certain equipment under operating leases. Minimum future rental payments under noncancelable operating leases at December 31, 2008, are as follows (in thousands):

Years Ending December 31

2009	$1,206
2010	906
2011	248
2012	230

Total	$2,590

Rental expense for all operating leases approximated $1,243,000, $1,429,000, and $1,224,000 for the years ended December 31, 2006 (unaudited), 2007, and 2008, respectively.

Purchase Commitments — The Company has a contract with SABL to purchase approximately 2.4 million metric tonnes of Jamaican bauxite per year at a mutually agreed upon purchase price per dry metric ton. The quantity amount is mutually agreed upon periodically and may vary slightly with respect to shipping schedules. This is a key raw material used in the chemical process to produce alumina. The contract terminates on December 31, 2010, unless the parties mutually agree to terminate the contract earlier.

Labor Commitments — The Company is a party to a collective bargaining and benefits agreement with the USWA, which agreement expires on September 30, 2010. USWA employees represent the majority of the Company’s workforce.

Environmental Matters — Prior to purchasing the Gramercy facility, the members commissioned a pre-purchase due diligence investigation of the environmental conditions present at the facility. The results of this investigation were submitted to state regulatory officials by the Company. In addition, as part of this submittal, the Company agreed to undertake certain specified remedial activities at the facility. Based on the submission, and conditioned on completion of the specified remedial activities, state environmental officials have confirmed that the Company met the conditions for bona fide prospective purchase protections (BFPP) against liability for preexisting environmental conditions at the facility. Based on information obtained during the due

GRAMERCY ALUMINA LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

diligence, the Company recorded a liability for the estimated cost for the BFPP remediation work and continues to monitor and update such estimates as necessary. A reconciliation of changes in the asset retirement obligations for each of the years ended December 31, 2006, 2007, and 2008, is presented below (in thousands):

	2006	2007	2008
	(Unaudited)

Balance — beginning of year	$5,300	$4,769	$4,558
Remediation performed	(531)	(211)	(378)

Balance — end of year	$4,769	$4,558	$4,180

In addition, pursuant to the terms of the purchase agreement for the Gramercy facility, the previous owner agreed to escrow $2.5 million to reimburse the Company for expenses to be incurred in the performance of the BFPP environmental remediation at the facility. Included in other assets in the accompanying balance sheets at December 31, 2007 and 2008, is a long-term receivable of $2.0 million and $1.6 million, respectively, from the previous owner for such future expense reimbursements.

The Company believes its environmental liabilities are not likely to have a material adverse effect on its financial statements. However, there can be no assurance that future requirements will not result in liabilities which may have a material adverse effect on the Company’s financial position, results of operations, and cash flows.

Letters of Credit — At December 31, 2008, outstanding letters of credit were $1.13 million.

Legal Contingencies — The Company is a party to various legal proceedings arising in the ordinary course of business. In the opinion of management, the ultimate resolution of these legal proceedings will not have a material adverse effect on the Company’s financial position, results of operations, or liquidity.

8.	SUBSEQUENT EVENTS

During the week of January 26, 2009, power supply to Noranda’s New Madrid smelter was interrupted numerous times because of a severe ice storm in Southeastern Missouri. As a result of the outage, Noranda lost 75% of the smelter capacity. The smelting production facility is being cleaned-out, inspected, and restarted. Based on Noranda’s current assessment, they expect that the smelter could return to full production during the second half of 2009 with partial capacity phased in during the intervening months. As disclosed in Note 2, a substantial portion of the Company’s alumina production is sold to Noranda for use in the New Madrid smelter facility. For the year ended December 31, 2008, revenues derived from sales to Noranda for use in its New Madrid facility approximated $163.5 million.

As further described in Note 2, the Company sells a substantial portion of its alumina production to its members or entities affiliated with its members at sales prices which are substantially equivalent to its actual cost per metric ton. During the fourth quarter of 2008, the cost of alumina purchased by the Company’s members exceeded the cost of alumina available from other sources. The members continue to evaluate options to reduce their purchase cost of alumina, including evaluating curtailment of the Company’s operations.

At this time, the effects of the events described above on the Company’s financial position, results of operations and cash flows are not determinable.

******

Through and including          , 2010 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

           Shares

Noranda Aluminum Holding Corporation

Common Stock

PROSPECTUS

          , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Noranda Aluminum Holding Corporation (the “Registrant”) in connection with the issuance and distribution of the securities being registered. All amounts are estimates, except the SEC registration, the Financial Industry Regulatory Authority, Inc. and the New York Stock Exchange filing fees.

SEC Registration fee		$9,825
The New York Stock Exchange filing fee and listing fee		*
Listing fee		*
Transfer agent’s fee		*
Printing and engraving expenses		*
Legal and accounting fees and expenses		*
Financial Industry Regulatory Authority, Inc. filing fee		25,500
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

The Registrant is a Delaware corporation. Section 145(a) of the General Corporation Law of the State of Delaware (the “DGCL”) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his conduct was unlawful.

Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue, or matter therein, he shall be indemnified against any expenses actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

Article VIII of our Amended and Restated Certificate of Incorporation provides for the indemnification of directors, officers, employees or agents to the fullest extent permitted by the DGCL. Article VIII of our Amended and Restated Certificate of Incorporation also provides that, in any action initiated by a person seeking indemnification, we shall bear the burden of proof that the person is not entitled to indemnification.

Section 102(b)(7) of the DGCL provides that a Delaware corporation may, with certain limitations, set forth in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of a fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. Article VIII of our Amended and Restated Certificate of Incorporation includes such a provision.

Section 145(g) of the DGCL provides that a Delaware corporation has the power to purchase and maintain insurance on behalf of any director, officer, employee or other agent of the corporation or, if serving in such capacity at the request of the corporation, of another enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation has the power to indemnify such person against such liability under the DGCL. Article VIII of our Amended and Restated Certificate of Incorporation permits us to maintain insurance, at our expense, to protect us or any of our directors, officers, employees or agents or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Item 15.	Recent Sales of Unregistered Securities.

Set forth below in chronological order is certain information regarding securities issued by the Registrant since March 27, 2007 (the Registrant’s date of incorporation) in transactions that were not registered under the Securities Act of 1933, as amended (the “Securities Act”), including the consideration, if any, received by the Registrant for such issuances.

Since our incorporation, we have issued unregistered securities to a limited number of persons, as described below. None of these transactions involved any underwriters or any public offerings. Each of these transactions was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act or Regulation D or Rule 701 promulgated thereunder, as transactions by an issuer not involving a public offering. With respect to each transaction listed below, no general solicitation was made by either the Registrant or any person acting on its behalf; the recipient of our securities agreed that the securities would be subject to the standard restrictions applicable to a private placement of securities under applicable state and federal securities laws; and appropriate legends were affixed to the certificates issued in such transactions.

On March 27, 2007, the Registrant issued 100 shares of common stock to Apollo Management VI, L.P. for an aggregate purchase price of $100.

On May 18, 2007, the Registrant issued 21,420,000 shares of common stock to affiliates of Apollo Management, L.P. for an aggregate purchase price of $214,200,000.

On May 29, 2007, the Registrant issued 193,043 shares of common stock to certain key employees at a purchase price of $10 per share.

On May 29, 2007, the Registrant granted stock options to certain key employees to purchase 687,678 shares of its common stock at an exercise price of $10 per share.

On June 7, 2007, the Registrant issued $220,000,000 aggregate principal amount of its Senior Floating Rate Notes due 2014 to Merrill Lynch, Pierce, Fenner & Smith Incorporated, as the initial purchaser, who subsequently resold the notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act. The notes were sold to the initial purchaser at a price of 99.0% of par value.

On October 23, 2007, the Registrant granted stock options to affiliates of Apollo Management, L.P. to purchase 60,000 shares of its common stock at an exercise price of $20 per share.

On December 10, 2007, the Registrant granted stock options to affiliates of Apollo Management, L.P. to purchase 10,000 shares of its common stock at an exercise price of $20 per share.

On January 18, 2008, the Registrant issued 4,500 shares to certain key employees at a purchase price of $20 per share.

On January 18, 2008, the Registrant granted stock options to certain key employees to purchase 12,750 shares of its common stock at an exercise price of $20 per share.

On January 22, 2008, the Registrant granted stock options to certain non-employee directors to purchase 20,000 shares of its common stock at an exercise price of $20 per share.

On February 11, 2008, the Registrant issued 3,000 shares to a certain key employee at a purchase price of $20 per share.

On February 11, 2008, the Registrant granted stock options to a certain key employee to purchase 9,000 shares of its common stock at an exercise price of $20 per share.

On February 21, 2008, the Registrant granted stock options to a non-employee director to purchase 10,000 shares of its common stock at an exercise price of $20 per share.

On March 3, 2008, the Registrant issued 100,000 shares to a certain key employee at a purchase price of $20 per share.

On March 3, 2008, the Registrant granted stock options to a certain key employee to purchase 200,000 shares of its common stock at an exercise price of $20 per share.

On May 8, 2008, the Registrant issued 25,000 shares to a certain key employee at a purchase price of $20 per share.

On May 8, 2008, the Registrant granted stock options to a certain key employee to purchase 50,000 shares of its common stock at an exercise price of $20 per share.

On May 13, 2008, the Registrant issued 6,750 shares to a certain key employee at a purchase price of $20 per share.

On May 13, 2008, the Registrant granted stock options to a certain key employee to purchase 6,750 shares of its common stock at an exercise price of $20 per share.

On June 9, 2009, the Registrant issued 30,000 shares to a certain key employee at a purchase price of $1.37 per share.

On June 9, 2009, the Registrant granted stock options to a certain key employee to purchase 60,000 shares of its common stock at an exercise price of $1.37 per share.

On November 12, 2009, the Registrant issued 109,626 shares to certain key employees at a purchase price of $2.28 per share.

On November 12, 2009, the Registrant granted stock options to certain key employees to purchase 125,551 shares of its common stock at an exercise price of $2.28 per share.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement
2.1		Stock Purchase Agreement, dated April 10, 2007, by and among Noranda Aluminum Acquisition Corporation, Noranda Finance, Inc. and Xstrata (Schweiz) A.G. (incorporated by reference to Exhibit 2.1 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)
3.1		Amended and Restated Certificate of Incorporation of Noranda Aluminum Holding Corporation (incorporated by reference to Exhibit 3.1 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)
3.2		Bylaws, as amended, of Noranda Aluminum Holding Corporation (incorporated by reference to Exhibit 3.2 of Amendment No. 1 to Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on April 11, 2008)
3	.3*	Form of Amended and Restated Certificate of Incorporation of Noranda Aluminum Holding Corporation
3	.4*	Form of Bylaws, as amended, of Noranda Aluminum Holding Corporation
4.1		Indenture, dated May 18, 2007, by and among Noranda Aluminum Acquisition Corporation, the Guarantors named therein, and Wells Fargo Bank, as Trustee (incorporated by reference to Exhibit 4.1 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)
4.2		Supplemental Indenture, dated as of September 7, 2007, among Noranda Aluminum Holding Corporation, Noranda Aluminum Acquisition Corporation and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.2 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)
4.3		Indenture, dated June 7, 2007, between Noranda Aluminum Holding Corporation and Wells Fargo Bank, as Trustee (incorporated by reference to Exhibit 4.3 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)
4.4		Form of Senior Floating Rate Note due 2015 (incorporated by reference to Exhibit 4.4 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)
4.5		Form of Senior Floating Rate Note due 2014 (incorporated by reference to Exhibit 4.5 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)
4	.6*	Form of common stock certificate of Noranda Aluminum Holding Corporation*
5	.1*	Opinion of Wachtell, Lipton, Rosen & Katz
10.1		Credit Agreement, dated as of May 18, 2007, among Noranda Aluminum Holding Corporation, Noranda Aluminum Acquisition Corporation, the lenders party thereto from time to time, Merrill Lynch Capital Corporation, as Administrative Agent and the other parties thereto (incorporated by reference to Exhibit 10.1 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)
10.2		Guarantee and Collateral Agreement, dated as of May 18, 2007, among Noranda Aluminum Holding Corporation, Noranda Aluminum Acquisition Corporation, each of its Subsidiaries identified therein, and Merrill Lynch Capital Corporation, as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 10.2 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)
10.3		Management Incentive Compensation Plan Term Sheet, dated May 24, 2007, between William Brooks and Apollo Management VI, L.P. (incorporated by reference to Exhibit 10.3 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)
10.4		Amended and Restated Noranda Aluminum Holding Corporation Long-Term Incentive Plan, dated November 12, 2009 (incorporated by reference to Exhibit 10.1 of Noranda Aluminum Holding Corporation’s Quarterly Report on Form 10-Q filed on November 16, 2009)

Exhibit
Number		Description

10.5		Non Qualified Stock Option Agreement, dated as of May 29, 2007, between Noranda Aluminum Holding Corporation and William Brooks (incorporated by reference to Exhibit 10.5 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)
10.6		Form of Non Qualified Stock Option Agreement (Management Holders) (incorporated by reference to Exhibit 10.6 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)
10.7		Form of Subscription Agreement (incorporated by reference to Exhibit 10.7 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)
10.8		Form of Non Qualified Stock Option Agreement (Investor Director Providers) (incorporated by reference to Exhibit 10.8 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)
10.9		Management Equity Investment and Incentive Term Sheet, dated February 22, 2008, by and among Noranda Aluminum, Inc., Noranda Aluminum Holding Corporation and Layle K. Smith (incorporated by reference to Exhibit 10.9 of Amendment No. 1 to Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on April 11, 2008)
10.10		Amended and Restated Non Qualified Stock Option Agreement, dated as of November 12, 2009, between Noranda Aluminum Holding Corporation and Layle K. Smith (incorporated by reference to Exhibit 10.3 of Noranda Aluminum Holding Corporation’s Quarterly Report on Form 10-Q filed on November 16, 2009)
10.11		Management Equity Investment and Incentive Term Sheet, dated May 8, 2008, by and among Noranda Aluminum, Inc., Noranda Aluminum Holding Corporation and Kyle D. Lorentzen (incorporated by reference to Exhibit 10.11 of Noranda Aluminum Holding Corporation’s Annual Report on Form 10-K filed on February 25, 2009)
10	.12†	Establishment Agreement, dated September 30, 2004, between the Government of Jamaica and St. Ann Bauxite Limited (incorporated by reference to Exhibit 10.12 of Noranda Aluminum Holding Corporation’s Annual Report on Form 10-K filed on February 25, 2009)
10.13		Special Mining Lease No. 165, dated October 1, 2004, granted by the Government of Jamaica to St. Ann Bauxite Limited (incorporated by reference to Exhibit 10.13 of Noranda Aluminum Holding Corporation’s Annual Report on Form 10-K filed on February 25, 2009)
10.14		Alumina Purchase Agreement, dated as of November 2, 2004, by and between Gramercy Alumina LLC and Gramercy Alumina Holdings Inc. (incorporated by reference to Exhibit 10.14 of Noranda Aluminum Holding Corporation’s Annual Report on Form 10-K filed on February 25, 2009)
10.15		Agreement, dated as of December 14, 2004, by and between Union Electric Company d/b/a AmerenUE and Noranda Aluminum, Inc. (incorporated by reference to Exhibit 10.15 of Noranda Aluminum Holding Corporation’s Annual Report on Form 10-K filed on February 25, 2009)
10	.16†	Letter Agreement (amending the Establishment Agreement), dated as of February 14, 2006, from St. Ann Bauxite Limited to Dr. Carlton Davis, Cabinet Secretary, Jamaica (incorporated by reference to Exhibit 10.16 of Noranda Aluminum Holding Corporation’s Annual Report on Form 10-K filed on February 25, 2009)
10.17		Amendment to the Management Equity Investment and Incentive Term Sheet, dated November 12, 2009, between Noranda Aluminum Holding Corporation and Layle K. Smith (incorporated by reference to Exhibit 10.2 of Noranda Aluminum Holding Corporation’s Quarterly Report on Form 10-Q filed on November 16, 2009)
10.18		Amended and Restated Non Qualified Stock Option Agreement, dated as of November 12, 2009, between Noranda Aluminum Holding Corporation and Kyle D. Lorentzen (incorporated by reference to Exhibit 10.4 of Noranda Aluminum Holding Corporation’s Quarterly Report on Form 10-Q filed on November 16, 2009)
10.19		Form of Amended and Restated Non Qualified Stock Option Agreement (Management Holders) (incorporated by reference to Exhibit 10.5 of Noranda Aluminum Holding Corporation’s Quarterly Report on Form 10-Q filed on November 16, 2009)
10.20		Form of Non Qualified Stock Option Agreement (Management Holders) (incorporated by reference to Exhibit 10.6 of Noranda Aluminum Holding Corporation’s Quarterly Report on Form 10-Q filed on November 16, 2009)

Exhibit
Number		Description

10	.21*	Letter Agreement (amending the Establishment Agreement), dated as of December 31, 2009, from Jamaica Bauxite Mining Limited to Noranda Bauxite Limited
10	.22*	Form of Amended and Restated Securityholders Agreement
10	.23*	Noranda Aluminum Holding Corporation 2010 Incentive Award Plan
10	.24*	Noranda Aluminum Holding Corporation Senior Executive Bonus Plan
21.1		List of Subsidiaries
23	.1*	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 5.1)
23.2		Consent of Ernst & Young LLP (Toronto)
23.3		Consent of Ernst & Young LLP (Nashville)
23.4		Consent of Deloitte & Touche LLP (New Orleans)
23.5		Consent of Deloitte & Touche LLP (Jamaica)
24.1		Power of Attorney (included in signature pages)

*	To be filed by amendment.

†	Certain portions of this document have been omitted pursuant to a confidential treatment request.

(b)	Financial Statement Schedules

No financial statement schedules are included herein. All other schedules for which provision is made in the applicable accounting regulation of the SEC are not required under the related instructions, are inapplicable, or the information is included in the consolidated financial statements, and have therefore been omitted.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(i) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(ii) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Franklin, State of Tennessee, on the 14th day of January, 2010.

NORANDA ALUMINUM HOLDING CORPORATION

By:	/s/ Layle K. Smith
Name: Layle K. Smith
Title:   President and Chief Executive Officer

POWER OF ATTORNEY

Each of the undersigned directors and officers of Noranda Aluminum Holding Corporation hereby constitutes and appoints Layle K. Smith, Robert B. Mahoney and Alan K. Brown, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and his name place and stead, in any and all capacities, to execute any and all amendments (including post-effective amendments) to this registration statement, to sign any registration statement filed pursuant to Rule 462(b) of the Securities Act of 1933, and to cause the same to be filed with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and desirable to be done in and about the premises as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all acts and things that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/s/ Layle K. Smith Layle K. Smith	President, Chief Executive Officer and Director (Principal Executive Officer)	January 14, 2010

/s/ Robert B. Mahoney Robert B. Mahoney	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	January 14, 2010

/s/ William H. Brooks William H. Brooks	Director	January 14, 2010

/s/ Eric L. Press Eric L. Press	Director	January 14, 2010

/s/ Gareth Turner Gareth Turner	Director	January 14, 2010

/s/ M. Ali Rashid M. Ali Rashid	Director	January 14, 2010

Signature	Title	Date

/s/ Matthew H. Nord Matthew H. Nord	Director	January 14, 2010

/s/ Matthew R. Michelini Matthew R. Michelini	Director	January 14, 2010

/s/ Scott Kleinman Scott Kleinman	Director	January 14, 2010

/s/ Alan Schumacher Alan Schumacher	Director	January 14, 2010

/s/ Thomas Miklich Thomas Miklich	Director	January 14, 2010

/s/ Robert Kasdin Robert Kasdin	Director	January 14, 2010

INDEX TO EXHIBITS

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement
2.1		Stock Purchase Agreement, dated April 10, 2007, by and among Noranda Aluminum Acquisition Corporation, Noranda Finance, Inc. and Xstrata (Schweiz) A.G. (incorporated by reference to Exhibit 2.1 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)
3.1		Amended and Restated Certificate of Incorporation of Noranda Aluminum Holding Corporation (incorporated by reference to Exhibit 3.1 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)
3.2		Bylaws, as amended, of Noranda Aluminum Holding Corporation (incorporated by reference to Exhibit 3.2 of Amendment No. 1 to Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on April 11, 2008)
3	.3*	Form of Amended and Restated Certificate of Incorporation of Noranda Aluminum Holding Corporation
3	.4*	Form of Bylaws, as amended, of Noranda Aluminum Holding Corporation
4.1		Indenture, dated May 18, 2007, by and among Noranda Aluminum Acquisition Corporation, the Guarantors named therein, and Wells Fargo Bank, as Trustee (incorporated by reference to Exhibit 4.1 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)
4.2		Supplemental Indenture, dated as of September 7, 2007, among Noranda Aluminum Holding Corporation, Noranda Aluminum Acquisition Corporation and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.2 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)
4.3		Indenture, dated June 7, 2007, between Noranda Aluminum Holding Corporation and Wells Fargo Bank, as Trustee (incorporated by reference to Exhibit 4.3 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)
4.4		Form of Senior Floating Rate Note due 2015 (incorporated by reference to Exhibit 4.4 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)
4.5		Form of Senior Floating Rate Note due 2014 (incorporated by reference to Exhibit 4.5 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)
4	.6*	Form of common stock certificate of Noranda Aluminum Holding Corporation*
5	.1*	Opinion of Wachtell, Lipton, Rosen & Katz
10.1		Credit Agreement, dated as of May 18, 2007, among Noranda Aluminum Holding Corporation, Noranda Aluminum Acquisition Corporation, the lenders party thereto from time to time, Merrill Lynch Capital Corporation, as Administrative Agent and the other parties thereto (incorporated by reference to Exhibit 10.1 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)
10.2		Guarantee and Collateral Agreement, dated as of May 18, 2007, among Noranda Aluminum Holding Corporation, Noranda Aluminum Acquisition Corporation, each of its Subsidiaries identified therein, and Merrill Lynch Capital Corporation, as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 10.2 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)
10.3		Management Incentive Compensation Plan Term Sheet, dated May 24, 2007, between William Brooks and Apollo Management VI, L.P. (incorporated by reference to Exhibit 10.3 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)
10.4		Amended and Restated Noranda Aluminum Holding Corporation Long-Term Incentive Plan, dated November 12, 2009 (incorporated by reference to Exhibit 10.1 of Noranda Aluminum Holding Corporation’s Quarterly Report on Form 10-Q filed on November 16, 2009)
10.5		Non Qualified Stock Option Agreement, dated as of May 29, 2007, between Noranda Aluminum Holding Corporation and William Brooks (incorporated by reference to Exhibit 10.5 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)

Exhibit
Number		Description

10.6		Form of Non Qualified Stock Option Agreement (Management Holders) (incorporated by reference to Exhibit 10.6 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)
10.7		Form of Subscription Agreement (incorporated by reference to Exhibit 10.7 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)
10.8		Form of Non Qualified Stock Option Agreement (Investor Director Providers) (incorporated by reference to Exhibit 10.8 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)
10.9		Management Equity Investment and Incentive Term Sheet, dated February 22, 2008, by and among Noranda Aluminum, Inc., Noranda Aluminum Holding Corporation and Layle K. Smith (incorporated by reference to Exhibit 10.9 of Amendment No. 1 to Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on April 11, 2008)
10.10		Amended and Restated Non Qualified Stock Option Agreement, dated as of November 12, 2009, between Noranda Aluminum Holding Corporation and Layle K. Smith (incorporated by reference to Exhibit 10.3 of Noranda Aluminum Holding Corporation’s Quarterly Report on Form 10-Q filed on November 16, 2009)
10.11		Management Equity Investment and Incentive Term Sheet, dated May 8, 2008, by and among Noranda Aluminum, Inc., Noranda Aluminum Holding Corporation and Kyle D. Lorentzen (incorporated by reference to Exhibit 10.11 of Noranda Aluminum Holding Corporation’s Annual Report on Form 10-K filed on February 25, 2009)
10	.12†	Establishment Agreement, dated September 30, 2004, between the Government of Jamaica and St. Ann Bauxite Limited (incorporated by reference to Exhibit 10.12 of Noranda Aluminum Holding Corporation’s Annual Report on Form 10-K filed on February 25, 2009)
10.13		Special Mining Lease No. 165, dated October 1, 2004, granted by the Government of Jamaica to St. Ann Bauxite Limited (incorporated by reference to Exhibit 10.13 of Noranda Aluminum Holding Corporation’s Annual Report on Form 10-K filed on February 25, 2009)
10.14		Alumina Purchase Agreement, dated as of November 2, 2004, by and between Gramercy Alumina LLC and Gramercy Alumina Holdings Inc. (incorporated by reference to Exhibit 10.14 of Noranda Aluminum Holding Corporation’s Annual Report on Form 10-K filed on February 25, 2009)
10.15		Agreement, dated as of December 14, 2004, by and between Union Electric Company d/b/a AmerenUE and Noranda Aluminum, Inc. (incorporated by reference to Exhibit 10.15 of Noranda Aluminum Holding Corporation’s Annual Report on Form 10-K filed on February 25, 2009)
10	.16†	Letter Agreement (amending the Establishment Agreement), dated as of February 14, 2006, from St. Ann Bauxite Limited to Dr. Carlton Davis, Cabinet Secretary, Jamaica (incorporated by reference to Exhibit 10.16 of Noranda Aluminum Holding Corporation’s Annual Report on Form 10-K filed on February 25, 2009)
10.17		Amendment to the Management Equity Investment and Incentive Term Sheet, dated November 12, 2009, between Noranda Aluminum Holding Corporation and Layle K. Smith (incorporated by reference to Exhibit 10.2 of Noranda Aluminum Holding Corporation’s Quarterly Report on Form 10-Q filed on November 16, 2009)
10.18		Amended and Restated Non Qualified Stock Option Agreement, dated as of November 12, 2009, between Noranda Aluminum Holding Corporation and Kyle D. Lorentzen (incorporated by reference to Exhibit 10.4 of Noranda Aluminum Holding Corporation’s Quarterly Report on Form 10-Q filed on November 16, 2009)
10.19		Form of Amended and Restated Non Qualified Stock Option Agreement (Management Holders) (incorporated by reference to Exhibit 10.5 of Noranda Aluminum Holding Corporation’s Quarterly Report on Form 10-Q filed on November 16, 2009)
10.20		Form of Non Qualified Stock Option Agreement (Management Holders) (incorporated by reference to Exhibit 10.6 of Noranda Aluminum Holding Corporation’s Quarterly Report on Form 10-Q filed on November 16, 2009)
10	.21*	Letter Agreement (amending the Establishment Agreement), dated as of December 31, 2009, from Jamaica Bauxite Mining Limited to Noranda Bauxite Limited
10	.22*	Form of Amended and Restated Securityholders Agreement

Exhibit
Number		Description

10	.23*	Noranda Aluminum Holding Corporation 2010 Incentive Award Plan
10	.24*	Noranda Aluminum Holding Corporation Senior Executive Bonus Plan
21.1		List of Subsidiaries
23	.1*	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 5.1)
23.2		Consent of Ernst & Young LLP (Toronto)
23.3		Consent of Ernst & Young LLP (Nashville)
23.4		Consent of Deloitte & Touche LLP (New Orleans)
23.5		Consent of Deloitte & Touche LLP (Jamaica)
24.1		Power of Attorney (included in signature pages)

*	To be filed by amendment.

†	Certain portions of this document have been omitted pursuant to a confidential treatment request.